Filed Pursuant to Rule 424(b)(4)
Registration No. 333-189643

Prospectus

20,000,000 Shares

CBS Outdoor Americas Inc.

Common Stock

This is the initial public offering of CBS Outdoor Americas Inc., currently an indirect wholly owned subsidiary of CBS Corporation (“CBS”). We are offering 20,000,000 shares of our common stock. Prior to this offering, there has been no public market for shares of our common stock.

CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Underwriting” (the “Separation”). CBS has advised us that it intends to effect the Separation by means of a tax-free split-off. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect not to dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS. See “The Separation.”

We are, and, until CBS ceases to own at least 80% of our outstanding common stock, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes. Following the Separation, we intend to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. We expect the Separation to be consummated in 2014 and to make an election to be taxed as a REIT for our taxable year beginning the day after the Separation and ending December 31, 2014. However, there can be no assurance that the Separation will be consummated within such time frame. To assist us in qualifying and maintaining our status as a REIT, among other purposes, our charter will contain certain restrictions relating to the ownership and transfer of shares of our stock, including a provision restricting stockholders from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock without the prior consent of our board of directors. See “Description of Securities—Restrictions on Ownership and Transfer.” CBS has requested a private letter ruling from the Internal Revenue Service (“IRS”) with respect to certain issues relevant to our qualification to be taxed as a REIT.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CBSO”.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$28.00	$560,000,000
Underwriting discounts and commissions(1)	$ 1.26	$ 25,200,000
Proceeds to CBS Outdoor Americas Inc. before expenses	$26.74	$534,800,000

(1)	In addition, we have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

Delivery of the shares of our common stock is expected to be made on or about April 2, 2014. We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional 3,000,000 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $29.0 million, and the total net proceeds to us, before expenses, will be $615.0 million.

Goldman, Sachs & Co.	BofA Merrill Lynch	J.P. Morgan	Morgan Stanley

Citigroup	Deutsche Bank Securities	Wells Fargo Securities

BNP PARIBAS	Credit Suisse	Mizuho Securities	RBS	SMBC Nikko	UBS Investment Bank

BNY Mellon Capital Markets, LLC	TD Securities

Barrington Research	Evercore	Guggenheim Securities	Nomura	RBC Capital Markets

Drexel Hamilton	Lebenthal & Co., LLC	Loop Capital Markets	Ramirez & Co., Inc.	The Williams Capital Group, L.P.

Prospectus dated March 27, 2014

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until April 21, 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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BASIS OF PRESENTATION

Except as otherwise indicated or unless the context otherwise requires, all references in this prospectus to (i) “we,” “our,” “us,” “ourselves,” “the Company,” and “our company” refer to CBS Outdoor Americas Inc., a Maryland corporation, and unless the context requires otherwise, its consolidated subsidiaries and (ii) “CBS” refers to CBS Corporation, a Delaware corporation, and, unless the context requires otherwise, its consolidated subsidiaries.

We have completed a series of formation transactions prior to the effectiveness of the registration statement of which this prospectus forms a part. See “Formation Transactions.”

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars. Unless otherwise indicated, all references in this prospectus to the “25 largest markets” in the United States and “180 markets in the United States, Canada and Latin America” are based on Nielsen Media Research’s Designated Market Area rankings as of January 1, 2014.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus and assumes that the underwriters’ option to purchase additional shares is not exercised.

Some of the statements in this prospectus constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

MARKET AND INDUSTRY DATA

Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. The industry forward-looking statements included in this prospectus may be materially different than actual results.

TRADEMARKS AND TRADE NAMES

This prospectus contains references to a number of our trademarks (including service marks) that are registered trademarks or trademarks for which we have pending applications or common-law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase our common stock in this offering. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and the related notes thereto included elsewhere in this prospectus before making an investment decision to purchase our common stock.

Within this prospectus we define operating income before depreciation and amortization (“OIBDA”), net gain (loss) on dispositions and restructuring charges as “Adjusted OIBDA.” For more information on how we calculate Adjusted OIBDA and a reconciliation of Adjusted OIBDA to operating income, see “—Summary Financial Data.” For a reconciliation of Adjusted OIBDA to operating income for each of our operating segments as well as to our total net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For more information on how we calculate and define funds from operations (“FFO”) and Adjusted FFO and a reconciliation of net income (loss) to FFO and Adjusted FFO, see “Selected Combined Consolidated Financial Data.”

Overview

We are one of the largest lessors of advertising space (“displays”) on out-of-home advertising structures and sites across the United States, Canada and Latin America. Our portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, we have a number of exclusive multiyear contracts that allow us to operate advertising displays in municipal transit systems where our customers are able to reach millions of commuters on a daily basis. We have displays in all of the 25 largest markets in the United States and over 180 markets in the United States, Canada and Latin America, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. We believe that the location of many of our displays is a strategic advantage relative to other forms of advertising. As of December 31, 2013, we had approximately 330,000 displays in the United States and approximately 26,200 displays across Canada and Latin America. The breadth of our portfolio provides our customers with a multitude of options to serve their varied marketing needs—for example, they can reach a large audience through national, brand-building campaigns (which Apple uses to market its iPhone and iPad products) or advertise by way of localized, action-inducing messages (which McDonald’s employs to make drivers aware of its nearby restaurants). For the year ended December 31, 2013, we generated revenues of $1.29 billion, Adjusted OIBDA of $407.3 million and operating income of $238.8 million.

We believe that out-of-home advertising is an attractive form of advertising as our displays are ALWAYS ON™ and cannot be turned off, skipped or fast-forwarded, and that it provides our customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, we provide other value-added services to our customers, such as pre-campaign category research, creative design support and post-campaign tracking and analytics. We use a real-time mobile operational reporting system that enables proof of performance to customers. Our large portfolio of displays and geographic reach allow us to serve a broad range of customers that includes consumer-focused companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. During the year ended December 31, 2013, we served approximately 19,700 customers in the United States, including large, national companies such as Anheuser-Busch, Apple, AT&T, Diageo, Disney, McDonald’s, Sony and Verizon, as well as regional and local companies. During the twelve months ended November 30, 2013, 88 of the top 100 advertisers in the United States (as determined by Kantar Media Intelligence) were our customers. As a result of our diverse base of customers, in the United States, no single industry contributed more than 10% of our revenues and no single customer contributed more than 1.7% of our revenues during the year ended December 31, 2013.

As of December 31, 2013, we had 373 digital billboard displays in the United States. The majority of our digital billboard displays have been converted from traditional static billboard displays. Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy. Digital billboard displays have the potential to attract additional business from both new and existing customers. We believe that digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. In addition, digital billboard displays enable us to run multiple advertisements on each display (up to eight per minute). As a result, digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits and cash flows than traditional static billboard displays. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in each of 2012 and 2013, for a total investment of $73.1 million.

We generally (i) own the physical billboard structures on which we display advertising copy for our customers, (ii) hold the legal permits to display advertising thereon and (iii) lease the underlying sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. We estimate that approximately 75% of our billboard structures in the United States are “legal nonconforming” billboards, meaning they were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. We have a highly diversified portfolio of advertising sites. As of December 31, 2013, we had approximately 23,100 lease agreements with approximately 18,800 different landlords. A substantial number of these lease agreements allow us to abate rent and/or terminate the lease agreement in certain circumstances, which may include where the structure is obstructed, where there is a change in traffic flow and/or where the advertising value of the sign structure is otherwise impaired, providing us with flexibility in renegotiating the terms of our leases with landlords.

We manage our business through the following two segments:

United States.  As of December 31, 2013, we had approximately 330,000 advertising displays in the United States, including the largest number of advertising displays of any out-of-home advertising company operating in the 25 largest markets in the United States. For the year ended December 31, 2013, our United States segment generated 20% of its revenues in the New York City metropolitan area and 12% in the Los Angeles metropolitan area. For the year ended December 31, 2013, our United States segment generated $1.13 billion of revenues and $406.4 million of Adjusted OIBDA.

International.  Our International segment includes our operations in Canada and Latin America, including Mexico, Argentina, Brazil, Chile and Uruguay. We are one of the largest out-of-home advertising companies in Canada and have significant scale in Mexico and across the other countries in which we operate in Latin America. As of December 31, 2013, we had approximately 26,200 advertising displays in our International segment, including approximately 14,400 in Canada. For the year ended December 31, 2013, our International segment generated $163.9 million of revenues and $29.1 million of Adjusted OIBDA.

History

We trace our roots to companies that helped to pioneer the growth of out-of-home advertising in the United States, such as Outdoor Systems, Inc., 3M National, Gannett Outdoor and TDI Worldwide Inc. In 1996, a predecessor of CBS acquired TDI Worldwide Inc., which specialized in transit advertising. Three years later, a predecessor of CBS acquired Outdoor Systems, Inc., which represented the consolidation of the outdoor advertising assets of large national operators such as 3M National, Gannett Outdoor (and its Canadian assets held in the name Mediacom) and Vendor (a Mexican outdoor advertising company) and many local operators in the United States, Canada and Mexico. In 2008, a subsidiary of CBS expanded our business into South America through the acquisition of International Outdoor Advertising Holdings Co., which operated in Argentina, Brazil, Chile and Uruguay. The company that we are today represents the hard-to-replicate combination of the assets of all of these businesses, as well as other acquisitions and internally developed assets.

Business Strengths

Large-Scale Out-of-Home Advertising Platform.  We believe our large-scale portfolio of advertising structures and sites provides a compelling value proposition to our customers because of our national footprint, large market presence and strategically placed assets in high-traffic locations. A number of our displays are located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. The size of our portfolio provides us with economies of scale that allow us to operate, invest and grow our business in an efficient manner. For example, it allows us to cost-effectively roll out new technologies, such as digital billboard displays, and to efficiently service our customers’ campaigns through enhanced audience delivery, measurement and reporting capabilities.

Out-of-Home Advertising Is an Impactful and Cost-Effective Medium.  Unlike other types of media, such as television, radio and the internet, out-of-home advertising is ALWAYS ON™. It cannot be turned off, skipped or fast-forwarded. We believe that this helps our customers to better reach their target audiences. In addition, using out-of-home advertising can be a cost-effective way for advertisers to reach an audience relative to other forms of media; outdoor advertising has an average cost per thousand impressions or “CPM” of $5.22 (i.e., on average, advertisers pay $5.22 for every thousand views of their advertisements on out-of-home advertising structures and sites), as compared with $14.98 for television and $35.50 for newspapers, according to a 2013 SNL Kagan report on Economics of Outdoor & Out-of-Home Advertising.

Significant Presence in Large Metropolitan Markets.  Our portfolio includes advertising structures and sites in all of the 25 largest markets in the United States, covering 50% of the U.S. population. We believe that our positions in major metropolitan markets, such as New York City, Los Angeles, Chicago, Washington, D.C. and San Francisco, are desirable to customers wishing to reach large audiences. We believe that our strong positions in these markets provide us with an advantage in attracting national advertising campaigns and enable us to take advantage of increased urbanization within the United States. Our large-scale portfolio allows our customers to reach a national audience and also provides the flexibility to tailor campaigns to specific regions or markets. For the year ended December 31, 2013, we generated approximately 40% of our revenues from national advertising campaigns. Many of our advertising displays are located in strategic locations with limited supply, including the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City.

Diverse and Long-Standing Customer Base.  Our revenues are derived from a broad, diverse set of national, regional and local customers across a range of industries. During the year ended December 31, 2013, in the United States we served approximately 19,700 customers and no single customer contributed more than 1.7% of our revenues. Our broad customer base includes companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. For the year ended December 31, 2013, in the United States, no single industry contributed more than 10% of our revenues. Many of our customers have utilized out-of-home advertising for decades and have been customers of ours for many years.

Strong Profitability and Significant Cash Flow Generation.  Our business has been highly profitable and has generated significant cash flows. In 2013, our Adjusted OIBDA margin was 31.5%. We also benefit from significant operating leverage due to our high proportion of fixed costs, which allows us to generate significant OIBDA and cash flows from incremental revenues. In 2013, we generated cash flows from operating activities of $278.4 million. In addition, most of our capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital billboard displays.

Experienced Management.  Members of our management team have served as ambassadors for the promotion of out-of-home advertising as a preferred advertising medium, and we believe that they have been instrumental in the development of industry-wide initiatives to improve audience measurement and targeting capabilities. Our management team includes members of the board and committees of the Outdoor Advertising Association of America and other personnel who are closely involved in advocacy for constituents of the out-of-home advertising industry, including advertisers, consumers and communities.

Growth Strategy

Continued Conversion to Digital Billboard Displays.  Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy, as digital billboard displays have the potential to attract additional business from both new and existing customers. Digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits and cash flows than traditional static billboard displays. In addition, digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. As of December 31, 2013, we had 373 digital billboard displays in the United States, representing only approximately 1% of our total billboard displays in the United States. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in each of 2012 and 2013. We intend to spend a significant portion of our capital expenditures in the coming years to continue to increase the number of digital billboard displays in our portfolio.

Increased Use of Social Media and Mobile Technology Engagement.  We believe there is potential for growth in the reach and effectiveness of out-of-home advertising through increased use of social media and mobile technology engagement. In the coming years, we intend to pursue these opportunities, including through possible strategic alliances and partnerships with social media and mobile technology companies.

Consider Selected Acquisition Opportunities.  Our national footprint in the United States and significant presence in Canada and the countries in which we operate in Latin America provide us with an attractive platform on which to add additional advertising structures and sites. Our scale gives us advantages in driving additional revenues and reducing operating costs from acquired billboards. We believe that there is significant opportunity for additional industry consolidation, and we will evaluate opportunities to acquire additional advertising structures and sites on a case-by-case basis.

Encourage Adoption of New Audience Measurement Systems.  We believe that the accelerated adoption of the out-of-home advertising industry’s audience measurement system, the TAB Out-of-Home Ratings, will enhance the value of out-of-home advertising media by providing our customers with improved audience measurement and the ability to target by gender, age, ethnicity and income. We believe that by providing a consistent and reliable audience measurement metric comparable to those used by other media formats, the TAB Out-of-Home Ratings encourages the incorporation of out-of-home advertising media by independent marketing specialists and advertising agencies that increasingly rely on analytical models to design marketing campaigns.

Drive Enhanced Revenue Management.  We focus heavily on inventory management and advertising rate pricing systems to improve revenue yield over time across our portfolio of advertising structures and sites. By carefully managing our pricing on a market-by-market and display-by-display basis, we aim to improve profitability by ensuring pricing discipline. We believe that closely monitoring pricing and improving pricing discipline will provide strong potential revenue enhancement.

Our Advertising Structures and Sites

Our advertising structures and sites are geographically diversified across 39 states and seven countries, as well as Puerto Rico. As of December 31, 2013, we had approximately 58,200 billboard displays and 298,000 displays on transit and other structures and sites. The following table sets forth information regarding the geographic diversification of our advertising structures and sites, which are listed in order of contribution to total revenues.

	Percentage of Revenues for the Year Ended December 31, 2013			Percentage of Displays as of December 31, 2013

Location (Metropolitan Area)	Billboard Displays	Transit and Other Displays	Total Displays	Billboard Displays	Transit and Other Displays	Total Displays

New York, NY	4%	52%	17%	<1%	57%	47%

Los Angeles, CA	10%	13%	11%	7%	14%	13%

State of New Jersey	5%	<1%	4%	7%	—	1%

Miami, FL	4%	2%	3%	2%	4%	4%

Houston, TX	5%	<1%	3%	2%	—	<1%

Detroit, MI	4%	1%	3%	4%	5%	4%

Washington, D.C.	<1%	10%	3%	<1%	7%	6%

San Francisco, CA	4%	1%	3%	2%	<1%	1%

Atlanta, GA	3%	3%	3%	4%	5%	5%

Chicago, IL	3%	<1%	3%	1%	—	<1%

Dallas, TX	3%	1%	3%	1%	<1%	<1%

Tampa, FL	3%	<1%	2%	3%	—	<1%

Phoenix, AZ	2%	1%	2%	3%	1%	1%

Orlando, FL	2%	<1%	2%	3%	—	<1%

St. Louis, MO	2%	<1%	1%	3%	—	<1%

All Other United States and Puerto Rico	31%	5%	24%	35%	3%	8%

Total United States	86%	91%	87%	77%	96%	93%

Canada	7%	5%	7%	11%	3%	4%

Mexico	4%	1%	3%	8%	<1%	1%

South America	3%	3%	3%	4%	1%	2%

Total International	14%	9%	13%	23%	4%	7%

Total	100%	100%	100%	100%	100%	100%

Total revenues/displays ($ in millions)	$925.7	$368.3	$1,294.0	58,207	297,981	356,188

Our Industry

Advertisers utilize out-of-home media to reach national, regional and local audiences in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes, as well as throughout municipal transit systems. In 2012, out-of-home advertising spending in the United States totaled $7.6 billion, or 4.7% of the $161.2 billion that was spent across all U.S. major media categories, according to a 2013 Zenith Optimedia study on Advertising Expenditure Forecasts. Based on this study, since 1990, out-of-home advertising spending in the United States has increased at a 5.0% compound annual growth rate, has increased as a percentage of total media spending from 1.6% to 4.7% and is projected to continue gaining market share. According to the report, out-of-home advertising spending in the United States is expected to grow at a compound annual growth rate of 4.8% from 2012 through 2015, and growth is expected to be 9.6% over the same time period for Latin America.

Out-of-home advertising is conducted through the following types of advertising structures and sites:

Billboards.  Out-of-home advertising companies generally own billboards, which are located on sites leased through agreements with property owners. Billboard displays can be either static or digital and can come in a variety of forms, including on freestanding billboards and on the exterior and roofs of buildings. Billboards are generally classified by size as bulletins, posters or junior posters:

•	Bulletins vary in size and are most typically 14 feet high and 48 feet wide. Located along primary commuting routes, including major expressways and main intersections, bulletins garner high monthly rental rates because of their size and impact in highly trafficked areas.

•	Posters vary in size and are most typically 10 feet 5 inches high and 22 feet 8 inches wide, while junior posters are most typically 5 feet high and 11 feet wide. Located in commercial areas and near point-of-purchase locations, posters and junior posters are highly visible to vehicular traffic and are often placed in local neighborhoods where bulletins are not permitted under zoning laws.

Digital billboard displays represent approximately 1% of the current out-of-home billboard market with 4,900 displays, according to the Outdoor Advertising Association of America. The digital billboard display market is a targeted growth opportunity for many of the out-of-home advertising industry’s major participants. Digital billboard displays eliminate the need to physically change advertisement material thereby resulting in reduced production costs. Digital billboard displays have also been met with high demand from advertisers due to the increased consumer engagement they allow in comparison to traditional out-of-home advertising mediums.

Transit and Other.  Advertising displays are also placed on the interior and exterior of rail and subway cars and buses, as well as on benches, trains, trams, transit shelters, urban panels (i.e., smaller-sized billboards located at transit entrances), street kiosks and transit platforms. Out-of-home advertising companies generally hold multiyear contracts with municipalities and transit operators for the exclusive right to display advertising copy on their properties.

Corporate Information

Our principal executive offices are located at 405 Lexington Avenue, 17th Floor, New York, NY 10174. Our telephone number is (212) 297-6400.

Formation Transactions

We intend to complete a series of formation transactions as part of our transition to becoming a public company:

•	Upon formation as a Maryland corporation, we filed our initial charter in Maryland and adopted our initial bylaws;

•	In January 2014, CBS completed a series of reorganization transactions resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under us and our issuance of shares to our parent, an indirect wholly owned subsidiary of CBS, upon which we became an indirect wholly owned subsidiary of CBS;

•	On January 31, 2014, we issued $400 million aggregate principal amount of 5.250% senior notes due 2022 and $400 million aggregate principal amount of 5.625% senior notes due 2024 (collectively, the “Senior Notes”). The Senior Notes were offered within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act;

•	On January 31, 2014, we entered into an $800 million senior secured term loan credit facility due 2021 (the “Term Loan” and, together with the Senior Notes, the “Formation Borrowings”);

•	In connection with the Formation Borrowings, we incurred $1.6 billion of indebtedness, from which we received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, we transferred approximately $1.52 billion to a wholly owned subsidiary of CBS, which is an amount (which we refer to as the “Transferred Borrowing Proceeds”) equal to the net proceeds of the Formation Borrowings less $50 million, which remained with us to use for corporate purposes and ongoing cash needs, as described below. See “Use of Proceeds” and “The Separation”;

•	We estimate that we will receive net proceeds from this offering of approximately $534.8 million, or approximately $615.0 million if the underwriters exercise their option to purchase additional shares in full, in each case after deducting the underwriting discounts and commissions related to this offering. Pursuant to the completion of the CBS reorganization transactions, we will transfer to the same wholly owned subsidiary of CBS an amount (which we refer to as the “Transferred Offering Proceeds”) equal to the net proceeds of this offering less an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution(s). We estimate that the Transferred Offering Proceeds will be approximately $434.8 million, or approximately $515.0 million if the underwriters exercise their option to purchase additional shares in full. See “Use of Proceeds” and “The Separation”;

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We paid the Transferred Borrowing Proceeds (following the consummation of the Formation Borrowings) and we will pay the Transferred Offering Proceeds (following the consummation of this offering) to such wholly owned subsidiary of CBS (together with shares of CBS Outdoor Americas Inc. common stock) in consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to us pursuant to the CBS reorganization transactions. After making these payments, we expect that we will have retained approximately $150.0 million, which will include the amounts retained by us from the proceeds of the Formation Borrowings and this offering, as described above, which we will use for corporate purposes and ongoing cash needs and which we believe will provide us with sufficient liquidity to pay the cash portion of any Purging Distribution(s) if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described above. See “Use of Proceeds” and “The Separation”;

•	On January 31, 2014, we entered into a revolving credit facility maturing in 2019 with a commitment of $425 million (the “Revolving Credit Facility” and, together with the Term Loan, the “Senior Credit Facilities”) with third-party financial institutions. The Revolving Credit Facility will be used for corporate purposes, including the issuance of letters of credit, and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering;

•	On January 31, 2014, we entered into a Letter of Credit Facility, pursuant to which we may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80 million;

•	Prior to the effectiveness of the registration statement of which this prospectus forms a part, we formed subsidiary corporations to serve as taxable REIT subsidiaries (“TRSs”) and contributed our non-real estate and non-U.S. assets to such subsidiary corporations;

•	Prior to the consummation of this offering, we will amend and restate our initial charter (as so amended and restated, our “charter”) and amend and restate our initial bylaws (as so amended and restated, our “bylaws”); and

•	On March 14, 2014, our board of directors declared a 970,000-for-one split of our common stock effected through a dividend to our parent, a wholly owned subsidiary of CBS. As a result of the stock split, the 100 shares of our common stock then outstanding were converted into 97,000,000 shares of our common stock. Also on March 14, 2014, our board of directors declared a contingent dividend to our parent, payable in an aggregate amount of 3,000,000 shares of our common stock less the total number of shares of our common stock actually purchased by the underwriters pursuant to their option to purchase additional shares. These shares of our common stock, if any, are payable to our parent at the end of the 30-day period in which the underwriters may exercise their option. As a result, there will be 120,000,000 shares of our common stock outstanding regardless of whether the underwriters exercise their option to purchase additional shares. All share data of our company presented in this prospectus has been adjusted to reflect this stock split. All share data that is pro forma for this offering assumes that the full amount of the contingent dividend has been paid to our parent.

We refer to the above transactions as our “formation transactions.” As a result of our formation transactions, CBS will receive aggregate consideration of approximately $1.95 billion, which consists of the Transferred Borrowing Proceeds and the Transferred Offering Proceeds, in each case, determined in the manner described above.

Our Organizational Structure

The following diagrams provide an overview of our corporate structure before and after the CBS reorganization transactions and this offering.

Summary Risk Factors

An investment in our common stock involves various risks. You should carefully consider the matters discussed in “Risk Factors” beginning on page 20 of this prospectus before making a decision to invest in our common stock. Some of the risks include the following:

•	Our business is sensitive to a decline in advertising expenditures, general economic conditions and other external events beyond our control;

•	We operate in a highly competitive industry;

•	Government regulations, taxes and fees imposed on outdoor advertising may restrict our outdoor advertising operations;

•	We have no operating history as an independent public company or a REIT, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls;

•	We have substantial indebtedness, which could adversely affect our financial condition;

•	The terms of the credit agreement governing the Senior Credit Facilities and the indenture governing the Senior Notes restrict our current and future operations, particularly our ability to incur additional debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations;

•	We are controlled by CBS, whose interests in our business may conflict with yours;

•	A delay in the completion of the Separation or the nonoccurrence of the Separation could result in our remaining a taxable corporation and could significantly reduce the amount of cash available for distribution to our stockholders;

•	Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a negative effect on us;

•	The ownership limitations that apply to REITs, as prescribed by the Internal Revenue Code of 1986 (the “Code”) and by our charter, may inhibit market activity in the shares of our stock and restrict our business combination opportunities;

•	If we do not qualify to be taxed as a REIT, or fail to remain qualified to be taxed as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders; and

•	The market price and trading volume of our common stock may be volatile following this offering.

Our Relationship with CBS

Prior to the completion of this offering, we are an indirect wholly owned subsidiary of CBS. We are offering 20,000,000 shares of our common stock in this offering, and upon the completion of this offering, CBS indirectly will own approximately 83% of our outstanding common stock, or approximately 81% if the underwriters exercise their option to purchase additional shares in full, and we will continue to be controlled by CBS. As a result, CBS will be able to exert significant influence over us and our corporate decisions. See “Risk Factors—Risks Related to Our Affiliation with CBS.”

CBS provides us with certain services such as insurance, support for technology systems, tax, internal audit, and cash management. Effective January 1, 2014, our employees began participating in employee benefit plans maintained by us, although certain of our employees may continue to be entitled to benefits under certain CBS defined benefit pension plans. Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. For a description of these agreements, see “Certain Relationships and Related-Person Transactions.”

We are, and, until CBS ceases to own at least 80% of our outstanding common stock, as further described below, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes.

The Separation

CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Shares Eligible for Future Sale—Lock-Up Agreements and Other Contractual Restrictions on Resale.” CBS has advised us that it intends to effect the Separation by means of a tax-free split-off, pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of our common stock in an exchange offer. If the exchange offer is undertaken and consummated and not fully subscribed because less than all shares of our common stock owned by CBS are exchanged, the remaining shares of our common stock owned by CBS may be offered in one or more subsequent exchange offers (together with the initial exchange offer, the “exchange offer(s)”) and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS common stock remain outstanding after consummation of the exchange offer(s) (such distribution, together with the exchange offer(s), the “split-off”). CBS has received a private letter ruling from the IRS and expects to receive certain opinions of counsel to the effect that the split-off, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect to not dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS.

Except for the “lock-up” period described under “Shares Eligible for Future Sale—Lock-Up Agreements and Other Contractual Restrictions on Resale,” CBS is not subject to any contractual obligation to maintain its share ownership. For more information on the potential effect of CBS’s disposition of our common stock by means of the Separation or otherwise, please read “Risk Factors—Risks Related to Our Affiliation with CBS—Transfers of our common stock by CBS could adversely affect your rights as a stockholder and cause our stock price to decline.”

Following the Separation, we intend to elect and qualify to be taxed as a REIT, as described below in “—Our Tax Status.”

This Offering

Common stock offered by us	20,000,000 shares

Option to purchase additional shares	3,000,000 shares

Common stock to be outstanding after this offering	120,000,000 shares (whether or not the underwriters exercise their option to purchase additional shares)

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $534.8 million, or approximately $615.0 million if the underwriters exercise their option to purchase additional shares in full, in each case after deducting the underwriting discounts and commissions related to this offering. Pursuant to the completion of the CBS reorganization transactions, we will transfer to a wholly owned subsidiary of CBS the Transferred Offering Proceeds, which is an amount equal to the net proceeds of this offering less an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution(s). We estimate that the Transferred Offering Proceeds will be approximately $434.8 million, or approximately $515.0 million if the underwriters exercise their option to purchase additional shares in full.

In addition, in connection with the Formation Borrowings, we incurred $1.6 billion of indebtedness, from which we received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, we transferred to such wholly owned subsidiary of CBS the Transferred Borrowing Proceeds of approximately $1.52 billion, which is an amount equal to the net proceeds of the Formation Borrowings less $50 million, which remained with us to use for corporate purposes and ongoing cash needs, as described below.

We paid the Transferred Borrowing Proceeds (following the consummation of the Formation Borrowings) and we will pay the Transferred Offering Proceeds (following the consummation of this offering) to such wholly owned subsidiary of CBS (together with shares of CBS Outdoor Americas Inc. common stock) in consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to us pursuant to the CBS reorganization transactions. After making these payments, we expect that we will have retained approximately $150.0 million, which will include the amounts retained by us from the proceeds of the

Formation Borrowings and this offering, as described above, which we will use for corporate purposes and ongoing cash needs and which we believe will provide us with sufficient liquidity to pay the cash portion of any Purging Distribution(s) if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described above. See “Use of Proceeds,” “Formation Transactions” and “The Separation.”

Listing	Our common stock has been approved for listing on the NYSE under the symbol “CBSO”.

Ownership and transfer restrictions	To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code beginning in our second REIT tax year, among other purposes, our charter will generally prohibit, among other prohibitions, as of the closing of this offering, any stockholder from beneficially or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. See “Description of Securities—Restrictions on Ownership and Transfer.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page 20 and all other information in this prospectus before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering excludes 8,000,000 shares of our common stock reserved for future issuance under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, which we intend to adopt prior to the completion of this offering.

On March 14, 2014, our board of directors declared a 970,000-for-one split of our common stock effected through a dividend to our parent, a wholly owned subsidiary of CBS. As a result of the stock split, the 100 shares of our common stock then outstanding were converted into 97,000,000 shares of our common stock. Also on March 14, 2014, our board of directors declared a contingent dividend to our parent, payable in an aggregate amount of 3,000,000 shares of our common stock less the total number of shares of our common stock actually purchased by the underwriters pursuant to their option to purchase additional shares. These shares of our common stock, if any, are payable to our parent at the end of the 30-day period in which the underwriters may exercise their option. As a result, there will be 120,000,000 shares of our common stock outstanding regardless of whether the underwriters exercise their option to purchase additional shares. All share data of our company presented in this prospectus has been adjusted to reflect this stock split. All share data that is pro forma for this offering assumes that the full amount of the contingent dividend has been paid to our parent.

Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised.

Our Tax Status

We are, and, until CBS ceases to own at least 80% of our outstanding common stock, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes (i.e., we will be subject to taxation at regular corporate rates). Pursuant to the tax matters agreement that we will enter into with CBS, we will be liable to pay CBS in respect of any taxes imposed on or with respect to us while we are a member of the CBS consolidated tax group.

Following the Separation, we intend to elect and qualify to be taxed as a REIT (the “REIT election”), and we, together with one or more of our subsidiaries, will jointly elect to treat such subsidiaries as TRSs (the “TRS election”). We expect the Separation to be consummated in 2014 and to make the REIT election (and the TRS election) for our taxable year beginning the day after the effective date of the Separation and ending December 31, 2014. However, depending on how CBS elects to proceed with the Separation (including the timing and number of exchange offers, if any), we may cease to be a member of the CBS consolidated tax group prior to the effective date of the Separation. In such circumstance, we may make our REIT election (and the TRS election) effective as of the day after we cease to be a member of the CBS consolidated tax group. For more information on the potential effect of any delay in the completion of the Separation or the nonoccurrence of the Separation, please read “Risk Factors—Risks Related to Our Affiliation with CBS—A delay in the completion of the Separation or the nonoccurrence of the Separation could result in our remaining a taxable corporation and could significantly reduce the amount of cash available for distribution to our stockholders.”

Our qualification to be taxed as a REIT will depend upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that immediately following this offering we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. Upon completion of this offering, CBS indirectly will own approximately 83% of our outstanding common stock (or approximately 81% if the underwriters exercise their option to purchase additional shares in full). Our board of directors will grant CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT. See “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—If we fail to meet the REIT income tests as a result of receiving non-qualifying rental income, we would be required to pay a penalty tax in order to retain our REIT status.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT.

So long as we qualify to be taxed as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and will be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which we lose our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property, and the income of our TRSs will be subject to taxation at regular corporate rates.

If CBS completes the Separation by means of the split-off, CBS will allocate its earnings and profits between CBS and us in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, we will, before the end of any REIT taxable year in which we have accumulated earnings and profits attributable to a non-REIT year, declare a dividend to our stockholders to distribute such accumulated earnings and profits, including any earnings and profits allocated to us by CBS in connection with the split-off (any such distribution declared in our first REIT taxable year or with respect to earnings and profits allocated to us by CBS, the “Purging Distribution(s)”). We expect to pay the Purging Distribution(s) in a combination of cash and our stock. Based on the initial public offering price of $28.00 per share, we currently estimate that the Purging Distribution(s) will total approximately $500.0 million, of which approximately 20% will be paid in cash and approximately 80% will be paid in shares of our common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from our current estimates based on a number of factors, including (1) the relative market capitalizations of our company and CBS, (2) the timing of our REIT election and the split-off (if any), (3) the financial performance of CBS, our company and our respective subsidiaries through the closing of the split-off (if any) and (4) for the share portion of our Purging Distribution(s), the per-share market value of our common stock at the time of distribution. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of our Purging Distribution(s) will be. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described under “Use of Proceeds” and “The Separation” (which could differ from the estimates disclosed herein).

Distribution Policy

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, we intend to pay an initial quarterly dividend of $0.37 per share. This dividend amount is based on our historical results of operations and cash flows, and our pro forma results of operations. We believe this financial information provides a reasonable basis to evaluate our ability to pay future dividends. We intend to maintain our initial quarterly dividend amount until the earlier of twelve months following completion of this offering or the effective date of our REIT election, unless actual results of operations, economic conditions or other factors differ materially from our historical operating results or our current assumptions.

From and after the effective date of our REIT election, we intend to pay regular quarterly distributions to holders of our common stock in an amount not less than 100% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). In addition, we anticipate making one or more Purging Distributions comprised of a combination of cash and stock, a substantial portion of which will be in stock, as described in “—Our Tax Status.”

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code. See “U.S. Federal Income Tax Considerations.”

Distributions that we make will be authorized and determined by our board of directors in its sole discretion out of assets legally available therefor. While we anticipate maintaining relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of the board of directors and distributions will be declared based upon various factors, including but not limited to: the amount and timing of Purging Distribution(s), future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows including capital expenditures and acquisitions, limitations on our ability to use cash generated in the TRSs to fund distributions and applicable law. We may need to increase our borrowings in order to fund our intended distributions. We expect that, at least initially, our distributions may exceed our net income under generally accepted accounting principles in the U.S. (“GAAP”) because of noncash expenses included in net income (loss).

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, we anticipate that our dividends will generally be treated as “qualified dividends.” Such dividends paid to U.S. stockholders that are individuals, trusts or estates will generally be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate stockholders may be eligible for the dividends received deduction with respect to such dividends. If we qualify and elect to be taxed as a REIT, we anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although we may designate a portion of the distributions as qualified dividend income or capital gain or a portion of the distributions may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to our stockholders, see “U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders.”

The Company’s debt agreements permit it to make cash distributions in order to maintain its status as a REIT, subject to certain conditions, but notwithstanding any failure to satisfy the conditions in the debt agreements to making distributions generally.

Restrictions on Ownership and Transfer of Our Stock

To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code beginning in our second REIT year, among other purposes, our charter will provide, as of the closing of this offering, for restrictions on ownership and transfer of shares of our stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or in number (whichever is more restrictive) of the outstanding shares of our common stock or 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. A person that did not acquire more than 9.8% of our outstanding stock may nonetheless become subject to our charter restrictions in certain circumstances, including if repurchases by us cause such person’s holdings to exceed the limitations described above. Our charter, however, will permit exceptions to these restrictions to be made for specific stockholders, as determined in the sole discretion of our board of directors provided that such exceptions will not jeopardize our tax status as a REIT. Our board of directors will grant CBS and certain of its affiliates exemptions from the ownership limitations applicable to other holders of our outstanding common stock, subject to certain initial and ongoing conditions designed to protect our status as a REIT. A transfer of shares of our stock in violation of the limitations may be void under certain circumstances. See “Description of Securities—Restrictions on Ownership and Transfer.”

Our ownership limitations could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders. For more information on the potential effect of our ownership limitations, please read “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—The ownership limitations that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in the shares of our stock and restrict our business combination opportunities.”

Summary Financial Data

The following table summarizes our combined consolidated financial data for the periods presented. The summary historical combined consolidated statements of operations and cash flow information for the years ended December 31, 2013, 2012 and 2011 and the summary historical combined consolidated balance sheet information as of December 31, 2013 and 2012 have been derived from our audited historical combined consolidated financial statements, included elsewhere in this prospectus. The summary historical combined consolidated balance sheet information as of December 31, 2011 has been derived from our audited historical combined consolidated financial statements, not included in this prospectus. The summary pro forma condensed combined consolidated statement of operations and balance sheet information as of and for the year ended December 31, 2013 have been derived from our unaudited pro forma condensed combined consolidated financial statements, included elsewhere in this prospectus.

The summary unaudited pro forma condensed combined consolidated statements of operations and balance sheet information set forth below have been adjusted to reflect our formation transactions; the receipt of the net proceeds from the Formation Borrowings after deducting bank fees, discounts and commissions incurred in connection therewith; the sale of the common stock offered hereby; the receipt of the estimated net proceeds from this offering, after deducting the underwriting discounts and commissions; the use of the estimated net proceeds from this offering and the Formation Borrowings as described under “Use of Proceeds”; and incremental costs we will incur as a stand-alone public company. See “Certain Relationships and Related-Person Transactions.” The unaudited pro forma condensed combined consolidated financial information as of and for the year ended December 31, 2013 is presented as if each of these events had occurred as of December 31, 2013 for the purposes of the unaudited pro forma condensed combined consolidated balance sheet information and on January 1, 2013 for the purposes of the unaudited pro forma condensed combined consolidated statements of operations.

No pro forma adjustments have been made with regard to the disposition of the remaining shares of common stock to be held by CBS after the completion of this offering, the intended REIT election after the Separation or the impact of the Purging Distribution(s). See “The Separation.”

Our historical combined consolidated financial statements included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to CBS’s Outdoor Americas operating segment and include allocations of expenses from CBS. The summary historical combined consolidated and unaudited pro forma condensed combined consolidated financial information set forth below and the financial statements included elsewhere in this prospectus do not necessarily reflect what our results of operations, financial condition or cash flows would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

You should read the following information together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Combined Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	Pro Forma	Historical
	2013	2013	2012	2011
(in millions, except per share amounts)	(unaudited)
Statement of Operations data:
Revenues	$1,294.0	$1,294.0	$1,284.6	$1,277.1

Less:
Operating, selling, general and administrative expenses	908.1	886.7	881.9	867.8
Adjusted OIBDA(a)	385.9	407.3	402.7	409.3
Less:
Restructuring charges	—	—	2.5	3.0
Net (gain) loss on dispositions	(27.3)	(27.3)	2.2	2.0
Depreciation	104.5	104.5	105.9	109.0
Amortization	91.3	91.3	90.9	102.9
Operating income	$217.4	$238.8	$201.2	$192.4
Provision for income taxes	$(59.1)	$(96.6)	$(89.0)	$(87.8)
Net income	$88.0	$143.5	$113.4	$107.1
Basic net income per common share	$0.73	$1.48	$1.17	$1.10
Diluted net income per common share	$0.73	$1.48	$1.17	$1.10
FFO(b)	$233.1	$288.6	$288.9	$296.9
Adjusted FFO(b)	$201.7	$253.1	$269.2	$316.3

Balance Sheet data (at period end):
Property and equipment, net	$755.4	$755.4	$807.9	$858.2
Total assets	$3,533.5	$3,355.5	$3,464.9	$3,603.0
Long-term debt	$1,598.0	$—	$—	$—
Current liabilities	$212.2	$212.2	$205.6	$196.7
Total invested equity/stockholders’ equity	$1,334.4	$2,754.4	$2,843.9	$2,990.6

Cash Flow data:
Cash flow provided by operating activities		$278.4	$311.3	$342.1
Capital expenditures:
Growth:
Digital		$25.9	$27.7	$19.5
Other		8.8	9.9	10.8
Maintenance		23.5	16.0	15.3
Total capital expenditures		$58.2	$53.6	$45.6

Cash taxes		$112.8	$96.5	$50.9

(a)	Adjusted OIBDA is a non-GAAP financial measure. We define “Adjusted OIBDA” as operating income before depreciation, amortization, net gain (loss) on dispositions and restructuring charges. We use Adjusted OIBDA to evaluate our operating performance. Adjusted OIBDA is among the primary measures we use for planning and forecasting of future periods, and it is an important indicator of our operational strength and business performance because it provides a link between profitability and operating cash flow. We believe Adjusted OIBDA is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by our management, helps improve investors’ understanding of our operating performance and makes it easier for investors to compare our results with other companies that have different financing and capital structures or tax rates.

Since Adjusted OIBDA is not a measure calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income or operating income as indicators of operating performance. Adjusted OIBDA, as we calculate it, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs. As Adjusted OIBDA excludes certain financial information that is included in operating income, the most directly comparable GAAP financial measure, users of this information should consider the types of events and transactions that are excluded.

(b)	We believe the presentations of FFO and Adjusted FFO, as supplemental measures, are useful in evaluating our business because they provide analysts and investors with an important perspective on our operating performance and also make it easier to compare our results to those of other REITs. As FFO and Adjusted FFO are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, net income. Additionally, these measures are not necessarily indicative of funds available for our cash needs. FFO, as we calculate it, although consistent with the definition established by the National Association of Real Estate Investment Trusts, which is known as NAREIT, may not be comparable to similarly titled measures of other REITs given the nature of our operations. See “Selected Combined Consolidated Financial Data” for a definition of, and a reconciliation of net income to, FFO and Adjusted FFO.

RISK FACTORS

Investment in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our business is sensitive to a decline in advertising expenditures, general economic conditions and other external events beyond our control.

We derive our revenues from providing advertising space to customers on out-of-home advertising structures and sites. Our contracts with our customers generally cover periods ranging from four weeks to one year. A decline in the economic prospects of advertisers, the economy in general or the economy of any individual geographic market or industry, particularly a market or industry in which we conduct substantial business, such as the New York City, Los Angeles and New Jersey metropolitan areas, and the professional services, retail and healthcare/pharmaceuticals industries, could alter current or prospective advertisers’ spending priorities. Disasters, acts of terrorism, political uncertainty, extraordinary weather events, hostilities and power outages could interrupt our ability to display advertising on our advertising structures and sites and lead to a reduction in economic certainty and advertising expenditures. Any reduction in advertising expenditures could harm our business, financial condition or results of operations. In addition, advertising expenditures by companies in certain sectors of the economy represent a significant portion of our revenues. See “Business and Properties—Our Portfolio of Outdoor Advertising Structures and Sites—Investment Diversification.” Any political, economic, social or technological change resulting in a reduction in these sectors’ advertising expenditures could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry.

The outdoor advertising industry is fragmented, consisting of several large companies operating on a national basis, such as our company, Clear Channel Outdoor Holdings, Inc., JCDecaux S.A. and Lamar Advertising Company, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local markets. We compete with these companies for both customers and display locations. If our competitors offer advertising displays at rates below the rates we charge our customers, we could lose potential customers and we could be pressured to reduce our rates below those we currently charge to retain customers, which could have an adverse effect on our business, financial condition and results of operations. A majority of our display locations are leased, and a significant portion of those leases are month-to-month or have a short remaining term. If our competitors offer to lease display locations at rental rates higher than the rental rates we offer, we could lose display locations and we could be pressured to increase our rental rates above those we currently pay to site landlords, which could have an adverse effect on our business, financial condition and results of operations.

We also compete with other media, including broadcast and cable television, radio, print media, the internet and direct mail marketers, within their respective markets. In addition, we compete with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis. Advertisers compare relative costs of available media, including CPMs, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, the outdoor advertising industry relies on its relative cost efficiency and its ability to reach specific markets, geographic areas and/or demographics. If we are unable to compete on these terms, we could lose potential customers and we could be pressured to reduce our rates below those we currently charge to retain customers, which could have an adverse effect on our business, financial condition and results of operations.

Government regulation of outdoor advertising may restrict our outdoor advertising operations.

The outdoor advertising industry is subject to governmental regulation and enforcement at the federal, state and local levels in the United States and to national, regional and local restrictions in foreign countries. These regulations have a significant impact on the outdoor advertising industry and our business. See “Regulation.” Regulations and proceedings have made it increasingly difficult to develop new outdoor advertising structures and sites. If there are changes in laws and regulations affecting outdoor advertising at any level of government, if there is an increase in the enforcement of regulations or allegations of noncompliance or if we are unable to resolve allegations, our structures and sites could be subject to removal or modification. If we are unable to obtain acceptable arrangements or compensation in circumstances in which our structures and sites are subject to removal or modification, it could have an adverse effect on our business, financial condition and results of operations. In addition, governmental regulation of advertising displays could limit our installation of additional advertising displays, restrict advertising displays to governmentally controlled sites or permit the installation of advertising displays in a manner that benefits our competitors disproportionately, any of which could have an adverse effect on our business, financial condition and results of operations.

Our inability to increase the number of digital advertising displays in our portfolio could have an adverse effect on our business, financial condition and results of operations.

Our ability to increase the number of digital advertising displays in our portfolio is subject to governmental laws and regulations. For example, a recent California court ruled in favor of a competitor who challenged the validity of our digital display permits in the City of Los Angeles and held that such permits should be invalidated. As another example, in January 2013, Scenic America, Inc., a nonprofit membership organization, filed a lawsuit against the U.S. Department of Transportation and the Federal Highway Administration alleging, among other things, that the Federal Highway Administration exceeded its authority when, in 2007, the Federal Highway Administration issued guidance to assist its division offices in evaluating state regulations that authorize the construction and operation of digital billboards. If the Federal Highway Administration guidance is vacated, the Federal Highway Administration could then elect to undertake rulemaking or other new administrative action with respect to digital billboard displays that, if enacted in a way that places additional restrictions on digital billboards, could also have an adverse effect on our business, financial condition and results of operations.

Any new governmental restrictions on digital advertising displays could limit our installation of additional digital advertising displays, restrict digital advertising displays to governmentally controlled sites or permit the installation of digital advertising displays in a manner that benefits our competitors disproportionately, any of which could have an adverse effect on our business, financial condition and results of operations. For example, the Federal Highway Administration recently conducted a study on whether the presence of digital billboard displays along roadways is associated with a reduction of driver safety. We understand that this study is currently under internal review, and we do not currently know the date of its intended public release. If the results of this study include adverse findings, it may result in regulations at the federal, state or local level that impose greater restrictions on digital billboard displays. Furthermore, as technology for converting traditional static billboard displays to digital billboard displays has only recently been developed and introduced into the market on a large scale, and is in the process of being introduced more broadly in our international markets, existing regulations that currently do not apply to digital advertising displays by their terms could be revised to impose specific restrictions on digital advertising displays.

In addition, implementation of digital advertising displays by us or our competitors at a rate that exceeds the ability of the market to derive new revenues from those displays could also have an adverse effect on our business, financial condition and results of operations.

Taxes, fees and registration requirements may reduce our profits or expansion opportunities.

A number of foreign, state and local governments have implemented or initiated taxes (including taxes on revenue from outdoor advertising or for the right to use outdoor advertising assets), fees and registration requirements in an effort to decrease or restrict the number of outdoor advertising structures and sites or raise revenue, or both. For example, a tax was imposed on the outdoor advertising industry in Toronto. These efforts may continue, and, if we are unable to pass on the cost of these items to our customers, the increased imposition of these measures could have an adverse effect on our business, financial condition and results of operations.

The success of our transit advertising business is dependent on our obtaining and renewing key municipal concessions on favorable terms.

Our transit shelter and transit systems businesses require us to obtain and renew contracts with municipalities and other governmental entities. All of these contracts have fixed terms and generally provide for payments to the governmental entity of a revenue share and/or a fixed payment amount. When these contracts expire, we generally must participate in highly competitive bidding processes in order to obtain a new contract. Our inability to successfully obtain or renew these contracts on favorable economic terms or at all could have an adverse effect on our financial condition and results of operations. In addition, the loss of a key municipal concession in one location could adversely affect our ability to compete in other locations by reducing our scale and ability to offer customers multiregional and national advertising campaigns. These factors could have an adverse effect on our financial condition and results of operations.

Government compensation for the removal of lawful billboards could decrease.

Although state and local government authorities from time to time use the power of eminent domain to remove billboards, U.S. law requires payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a primary or interstate highway that was built with federal financial assistance. Additionally, many states require similar compensation (or relocation) with regard to compelled removals of lawful billboards in other locations. Some local governments have attempted to force removal of billboards after a period of years under a concept called amortization. Under this concept, the governmental body asserts that just compensation has been earned by continued operation of the billboard over a period of time. Thus far, we have generally been able to obtain satisfactory compensation for our billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future and if it does not continue to be the case, there could be an adverse effect on our business, financial condition and results of operations.

Content-based restrictions on outdoor advertising may further restrict the categories of customers that can advertise using our structures and sites.

Restrictions on outdoor advertising of certain products and services are or may be imposed by federal, state and local laws and regulations. For example, tobacco products have been effectively banned from outdoor advertising in all of the jurisdictions in which we currently do business. In addition, state and local governments in some cases limit outdoor advertising of alcohol, which represented 5% of our United States revenues for the year ended December 31, 2013. Legislation regulating out-of-home advertising due to content-based restrictions could cause a reduction in our revenues from leasing advertising space on outdoor advertising displays that display such advertisements and a simultaneous increase in the available space on the existing inventory of billboards in the outdoor advertising industry, which could have an adverse effect on our business, financial condition and results of operations.

Environmental, health and safety laws and regulations may limit or restrict some of our operations.

As the owner or operator of various real properties and facilities, we must comply with various foreign, federal, state and local environmental, health and safety laws and regulations. We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and nonhazardous substances and employee health and safety. Historically, with the exception of safety upgrades, we have not incurred significant expenditures to comply with these laws. However, additional laws that may be passed in the future, or a finding of a violation of or liability under existing laws, could require us to make significant expenditures and otherwise limit or restrict some of our operations, which could have an adverse effect on our business, financial condition and results of operations.

Our operating results are subject to seasonal variations and other factors.

Our business has experienced and is expected to continue to experience seasonality due to, among other things, seasonal advertising patterns and seasonal influences on advertising markets. Typically, our revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season. The effects of such seasonality make it difficult to estimate future operating results based on the previous results of any specific quarter, which may make it difficult to plan capital expenditures and expansion, could affect operating results and could have an adverse effect on our business, financial condition and results of operations.

Future acquisitions and other strategic transactions could have a negative effect on our results of operations.

We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. These acquisitions or dispositions could be material. Our acquisition strategy involves numerous risks, including:

•	our acquisitions may prove unprofitable and fail to generate anticipated cash flows;

•	to successfully manage our large portfolio of advertising structures and sites, we may need to:

¡	recruit additional senior management as we cannot be assured that senior management of acquired businesses will continue to work for us and we cannot be certain that our recruiting efforts will succeed; and

¡	expand corporate infrastructure to facilitate the integration of our operations with those of acquired businesses, because failure to do so may cause us to lose the benefits of any expansion that we decide to undertake by leading to disruptions in our ongoing businesses or by distracting our management;

•	we may enter into markets and geographic areas where we have limited or no experience;

•	we may encounter difficulties in the integration of operations and systems; and

•	because we must comply with various requirements under the Code in order to maintain our qualification to be taxed as a REIT, including restrictions on the types of assets we may hold, the sources of our income and accumulation of earnings and profits, our ability to engage in certain acquisitions, such as acquisitions of C corporations, may be limited. See “—Risks Related to Our REIT Election and Our Status as a REIT—Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities.”

Additional acquisitions by us may require antitrust review by U.S. federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. We can give no assurances that the U.S. Department of Justice, the U.S. Federal Trade Commission or foreign antitrust agencies will not seek to bar us from acquiring additional advertising businesses in any market.

We have no operating history as an independent public company, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls.

While we currently operate as a subsidiary of a public company, we have no operating history as an independent public company. We cannot assure you that our past experience will be sufficient to successfully operate our company as an independent public company. Upon completion of this offering, we will be required to implement substantial control systems and procedures in order to satisfy our periodic and current reporting requirements under applicable Securities and Exchange Commission (“SEC”) regulations and comply with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and listing standards. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations. These costs and time commitments could be substantially more than we currently expect. Therefore, our historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements may not be indicative of our future costs and performance as a stand-alone public company. If our finance and accounting personnel are unable for any reason to respond adequately to the increased demands that will result from being an independent public company, the quality and timeliness of our financial reporting may suffer, and we could experience significant deficiencies or material weaknesses in our disclosure controls and procedures or our internal control over financial reporting.

An inability to establish effective disclosure controls and procedures and internal control over financial reporting or remediate existing deficiencies could cause us to fail to meet our reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or result in material weaknesses, material misstatements or omissions in our Exchange Act reports, any of which could cause investors to lose confidence in our company, which could have an adverse effect on our business, financial condition and results of operations.

We are dependent on our management team, and the loss of our senior executive officers or other key employees could have an adverse effect on our business, financial condition and results of operations.

We believe our future success depends on the continued service and skills of our existing management team and other key employees with experience and business relationships within their respective segments. The loss of one or more of these key personnel could have an adverse effect on our business, financial condition and results of operations because of their skills, knowledge of the market, years of industry experience and the difficulty of finding qualified replacement personnel. If any of these personnel were to leave and compete with us, it could have an adverse effect on our business, financial condition and results of operations.

Our board of directors has the power to cause us to issue additional shares of our stock without stockholder approval.

Our charter will authorize us to issue additional authorized but unissued shares of common or preferred stock. In addition, our charter will permit our board of directors to, without stockholder approval, amend our charter to increase or decrease the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors will be able to establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders. See “Description of Securities—Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock.”

Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the Maryland General Corporation Law may have the effect of delaying or preventing a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders, including:

•	“business combination” provisions that, subject to certain exceptions, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of a corporation’s outstanding voting stock or an affiliate or associate of a corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” of a Maryland corporation (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by its stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

•	Additionally, we may elect to be subject to Title 3, Subtitle 8 of the Maryland General Corporation Law, which would permit our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

We expect that our board of directors will by resolution exempt from the provisions of the Maryland business combination act all business combinations (i) between CBS or its affiliates and us and (ii) between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). In addition, our bylaws will contain a provision opting out of the Maryland control share acquisition act. Moreover, our charter will provide that, effective at such time as we are able to make a Subtitle 8 election, vacancies on our board may be filled only by the remaining directors and that directors elected by the board to fill vacancies will serve for the remainder of the full term of the class of directors in which the vacancy occurred. Our charter will provide that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, at or after the time when CBS and its affiliates together no longer beneficially own a majority or more of shares of our outstanding stock entitled to vote generally in the election of directors (the “trigger date”), our directors may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Prior to the trigger date, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, our directors may be removed with or without cause by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. Subject to a consent right of CBS with respect to bylaw provisions regarding stockholder actions by written consent and with respect to CBS’s exemption from our advance notice provisions, our bylaws will provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. There can be no assurance that these exemptions or provisions will not be amended or eliminated at any time in the future. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law. See “Management—Indemnification and Limitation of Directors’ and Officers’ Liability.” In addition, our charter will authorize us, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee of our company or a predecessor of our company.

The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of our charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification, or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, we intend to enter into separate indemnification agreements with each of our directors in the form filed as Exhibit 10.5 to the registration statement of which this prospectus forms a part. Each indemnification agreement will provide, among other things, for indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and our charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such advancement.

Accordingly, in the event that any of our directors or officers are exculpated from, or indemnified against, liability but whose actions impede our performance, our and our stockholders’ ability to recover damages from that director or officer will be limited.

We may not realize the expected benefits from the Separation of our business from CBS.

By separating from CBS, there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have otherwise been while we were still a part of CBS. As part of CBS, we have been able to benefit from CBS’s operating diversity, economies of scale and related cost benefits and access to capital for investments, which benefits may no longer be available to us after we separate from CBS.

As an independent public company, we believe that our businesses will benefit from, among other things, sharpened focus on the financial and operational resources of our specific business, allowing our management to design and implement a capital structure, corporate strategies and policies that are based primarily on the business characteristics and strategic opportunities of our businesses. We anticipate this will allow us to respond more effectively to industry dynamics and to allow us to create effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the expected benefits. Additionally, completion of the Separation will require a significant amount of our management’s time and effort, which may divert attention from operating and growing our business. If we fail to achieve some or all of the benefits in the time we expect, it could have an adverse effect on our business, financial condition and results of operations.

We have substantial indebtedness, which could adversely affect our financial condition.

As of December 31, 2013, on a pro forma basis after giving effect to the Formation Borrowings, we would have had total indebtedness of $1.6 billion (consisting of the $800 million Term Loan and $800 million of Senior Notes), and we would have had unused commitments under the Senior Credit Facilities available to us of $425 million. Additionally, we may, if we obtain commitments from lenders to do so, increase the Senior Credit Facilities by an amount not to exceed the greater of (i) $400 million and (ii) the greatest amount that would not cause, on a pro forma basis after giving effect to any such increases, our net secured leverage ratio to exceed 3.50 to 1.00.

Our level of debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other corporate purposes;

•	increasing our vulnerability to and limiting our flexibility in planning for, or reacting to, changes in the business, the industries in which we operate, the economy and governmental regulations;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	exposing us to the risk of increased interest rates as borrowings under the Senior Credit Facilities are expected to be subject to variable rates of interest;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

The terms of the credit agreement governing the Senior Credit Facilities and the indenture governing the Senior Notes restrict our current and future operations, particularly our ability to incur additional debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

The credit agreement governing the Senior Credit Facilities and the indenture governing the Senior Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit the ability to engage in actions that may be in our long-term best interests, including restrictions on our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of our capital stock;

•	make investments or acquisitions;

•	sell, transfer or otherwise convey certain assets;

•	change our accounting methods;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay certain kinds of indebtedness;

•	issue or sell stock of our subsidiaries; and

•	change the nature of our business.

In addition, the credit agreement governing the Revolving Credit Facility has a financial covenant that requires us to maintain a maximum net secured leverage ratio. Our ability to meet this financial covenant may be affected by events beyond our control.

As a result of all of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions could hinder our ability to grow in accordance with our strategy or inhibit our ability to adhere to our intended distribution policy and, accordingly, may cause us to incur additional U.S. federal income tax liability beyond current expectations.

A breach of the covenants under the indenture governing the Senior Notes or under the credit agreement governing the Senior Credit Facilities could result in an event of default under the applicable agreement. Such a default would allow the lenders under the Senior Credit Facilities and the holders of the Senior Notes to accelerate the repayment of such debt and may result in the acceleration of the repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing the Senior Credit Facilities would also permit the lenders under the Senior Credit Facilities to terminate all other commitments to extend additional credit under the Senior Credit Facilities.

Furthermore, if we were unable to repay the amounts due and payable under the Senior Credit Facilities, those lenders could proceed against the collateral that secures such indebtedness. In the event our creditors accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Despite our substantial indebtedness level after the Formation Borrowings, we and our subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may incur significant additional indebtedness in the future, including secured indebtedness. Although the indenture governing the Senior Notes and the credit agreement governing the Senior Credit Facilities contain restrictions on the incurrence of additional indebtedness and additional liens, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness, including secured indebtedness, incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face would increase.

Our variable-rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable-rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows will correspondingly decrease. At our level of indebtedness after giving effect to the Formation Borrowings, as of December 31, 2013, each 1/8% change in our interest rates on our variable-rate indebtedness would have resulted in an approximate $1 million change in annual estimated interest expense. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce future interest rate volatility. However, we may not elect to maintain such interest rate swaps with respect to any of our variable-rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Hedging transactions could have a negative effect on our results of operations.

We may enter into hedging transactions, including with respect to foreign currency exchange rates and interest rate exposure on one or more of our assets or liabilities. The use of hedging transactions involves certain risks, including: (1) the possibility that the market will move in a manner or direction that would have resulted in a gain for us had a hedging transaction not been utilized, in which case our performance would have been better had we not engaged in the hedging transaction; (2) the risk of an imperfect correlation between the risk sought to be hedged and the hedging transaction used; (3) the potential illiquidity for the hedging instrument used, which may make it difficult for us to close out or unwind a hedging transaction; (4) the possibility that our counterparty fails to honor its obligations; and (5) the possibility that we may have to post collateral to enter into hedging transactions, which we may lose if we are unable to honor our obligations. Following the Separation, we intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, as a result of which we will have limitations on our income sources, and the hedging strategies available to us will be more limited than those available to companies that are not REITs. See “U.S. Federal Income Tax Considerations.”

We may establish an operating partnership, which could result in conflicts of interests between our stockholders and holders of our operating partnership units and could limit our liquidity or our flexibility.

In the future, if we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, we may establish an operating partnership. If we establish an operating partnership, persons holding operating partnership units may have the right to vote on certain amendments to the partnership agreement of our operating partnership, as well as on certain other matters. Unitholders holding these voting rights may be able to exercise them in a manner that conflicts with the interests of our stockholders. Circumstances may arise in the future when the interests of unitholders in our operating partnership conflict with the interests of our stockholders. As the sole member of the general partner of the operating partnership or as the managing member, we would have fiduciary duties to the unitholders of the operating partnership that may conflict with duties that our officers and directors owe to our company.

In addition, if we establish an operating partnership, we may acquire certain assets by issuing units in our operating partnership in exchange for an asset owner contributing the asset to the partnership or a subsidiary. If we enter into such transactions, in order to induce the contributors of such assets to accept units in our operating partnership, rather than cash, in exchange for their assets, it may be necessary for us to provide them additional incentives. For instance, our operating partnership’s limited partnership or limited liability company agreement may provide that any unitholder of our operating partnership may exchange units for cash equal to the value of an equivalent number of shares of our common stock or, at our option, for shares of our common stock on a one-for-one basis. We may also enter into additional contractual arrangements with asset contributors under which we would agree to repurchase a contributor’s units for shares of our common stock or cash, at the option of the contributor, at set times. If the contributor required us to repurchase units for cash pursuant to such a provision, it would limit our liquidity and thus our ability to use cash to make other investments, satisfy other obligations or make distributions to stockholders. Moreover, if we were required to repurchase units for cash at a time when we did not have sufficient cash to fund the repurchase, we might be required to sell one or more assets to raise funds to satisfy this obligation. Furthermore, we might agree that if distributions the contributor received as a unitholder in our operating partnership did not provide the contributor with a defined return, then upon redemption of the contributor’s units we would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of assets to defer taxable gain on the contribution of assets to our operating partnership, we might agree not to sell a contributed asset for a defined period of time or until the contributor exchanged the contributor’s units for cash or shares. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us.

We could suffer losses due to asset impairment charges for goodwill.

A significant portion of our assets consist of goodwill. We test goodwill for impairment during the fourth quarter of each year and between annual tests if events or circumstances require an interim impairment assessment. A downward revision in the estimated fair value of a reporting unit could result in a noncash impairment charge. Any such impairment charge could have a material adverse effect on our reported net income.

We face diverse risks in our international business, which could adversely affect our business, financial condition and results of operations.

Our International segment contributed 13% to total revenues in 2013, 14% to total revenues in 2012 and 18% to total revenues in 2011. Inherent risks in our international business activities could decrease our International sales and have an adverse effect on our business, financial condition and results of operations. These risks include potentially unfavorable foreign economic conditions, political conditions or national priorities, foreign government regulation, potential expropriation of assets by foreign governments, the failure to bridge cultural differences and limited or prohibited access to our foreign operations and the support they provide. We may also have difficulty repatriating profits or be adversely affected by exchange rate fluctuations in our International business.

If our security measures are breached, we may face liability and public perception of our services could be diminished, which would negatively impact our ability to attract business partners and advertisers.

Although we have implemented physical and electronic security measures to protect against the loss, misuse and alteration of our websites, digital assets and proprietary business information as well as consumer, business partner and advertiser personally identifiable information, no security measures are perfect and impenetrable and we may be unable to anticipate or prevent unauthorized access. A security breach could occur due to the actions of outside parties, employee error, malfeasance or a combination of these or other actions. If an actual or perceived breach of our security occurs, we could lose competitively sensitive business information or suffer disruptions to our business operations. In addition, the public perception of the effectiveness of our security measures or services could be harmed, we could lose consumers, business partners and advertisers, and we could suffer financial exposure in connection with remediation efforts, investigations and legal proceedings and changes in our security and system protection measures.

Risks Related to Our Affiliation with CBS

We are controlled by CBS, whose interests in our business may conflict with ours or yours.

Upon completion of this offering, CBS indirectly will own approximately 83% of the voting power of our outstanding stock, or approximately 81% if the underwriters exercise their option to purchase additional shares in full. Accordingly, until a disposition by CBS of a substantial portion of its shares (e.g., through the Separation), CBS will continue to be able to exert significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or not permitted without the support of CBS. It is possible that CBS’s interests may, in some circumstances, conflict with your interests as a stockholder. For additional information about our relationships with CBS, see “Certain Relationships and Related-Person Transactions.”

Various conflicts of interest between CBS and us could arise. Some of our directors may own more stock in CBS than in our company following this offering. Ownership interests of officers and directors of CBS in our common stock, or a person’s service as either an officer or director of both companies, could create or appear to create potential conflicts of interest when those officers and directors are faced with decisions that could have different implications for CBS and us. Potential conflicts of interest could also arise if we enter into any new commercial arrangements with CBS while it remains one of our principal stockholders. Our charter will provide that, except as otherwise agreed to in writing by CBS and us, CBS will have no duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our customers or employing or otherwise engaging any of our directors, officers or employees.

Our charter will also provide that in the event that a director or officer of CBS Outdoor Americas Inc. who is also a director or officer of CBS acquires knowledge of a potential corporate opportunity for both CBS Outdoor Americas Inc. and CBS (excluding any corporate opportunity that was presented or became known to such director or officer solely in his or her capacity as a director or officer of CBS Outdoor Americas Inc., as reasonably determined by such director or officer, unless CBS Outdoor Americas Inc. notifies such person that CBS Outdoor Americas Inc. does not intend to pursue such opportunity), such director or officer may present such opportunity to CBS Outdoor Americas Inc. or CBS or both, as such director or officer determines in his or her sole discretion, and that by doing so such person will have satisfied his or her duties to CBS Outdoor Americas Inc. and its stockholders. Our charter will provide that we renounce any interest in any such opportunity presented to CBS. These provisions create the possibility that a corporate opportunity of CBS Outdoor Americas Inc. may be used for the benefit of CBS. However, the corporate opportunity provisions in our charter will cease to apply and will have no further force and effect from and after the date that both (1) CBS ceases to own shares of our common stock representing at least 20% of the total voting power of our common stock and (2) no person who is a director or officer of our company is also a director or officer of CBS.

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. These agreements will include a master separation agreement, tax matters agreement, transition services agreement, license agreement and registration rights agreement. Some of these agreements will continue in accordance with their terms after the Separation. The terms of our separation from CBS, the related agreements and other transactions with CBS will be determined by CBS and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party. For a description of these agreements and the other agreements that we will enter into with CBS, see “Certain Relationships and Related-Person Transactions.”

We will have the right to use the “CBS” mark and logo only for a limited period of time. If we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our revenue and profitability could decline.

In connection with this offering, we will enter into a license agreement with a wholly owned subsidiary of CBS, pursuant to which we will have the right to use “CBS” in the corporate names of our company and our subsidiaries for up to 90 days. Pursuant to the license agreement, we will also have the right to use the “CBS” mark and the “CBS” logo on our outdoor advertising billboards for up to 18 months. When our right to use the CBS brand name and logo expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. If we are unable to successfully manage the transition of our business to our new brand, we could be adversely affected. See “Certain Relationships and Related-Person Transactions—Agreements Between CBS and Us Relating to this Offering or the Separation.”

Following this offering, we will be a “controlled company” within the meaning of applicable stock market rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon the completion of this offering, CBS indirectly will own more than 50% of the voting power of all of the then-outstanding shares of our stock entitled to vote generally in the election of directors, and we will be a “controlled company” under applicable stock exchange corporate governance standards. As a controlled company, we intend to rely on exemptions from certain stock exchange corporate governance standards, including the requirements that:

•	the majority of our board of directors consists of independent directors;

•	we have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to rely on these exemptions, and, as a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

A delay in the completion of the Separation or the nonoccurrence of the Separation could result in our remaining a taxable corporation and could significantly reduce the amount of cash available for distribution to our stockholders.

Following the Separation, we intend to elect and qualify to be taxed as a REIT, and we, together with one or more of our subsidiaries, will jointly elect to treat such subsidiaries as TRSs. We expect the Separation to be consummated in 2014 and to make the REIT election (and the TRS election) for our taxable year beginning the day after the effective date of the Separation and ending December 31, 2014. However, depending on how CBS elects to proceed with the Separation (including the timing and number of exchange offers, if any), we may cease to be a member of the CBS consolidated tax group prior to the effective date of the Separation. In such circumstance, we may make our REIT election (and the TRS election) effective as of the day after we cease to be a member of the CBS consolidated tax group. However, there can be no assurance that we would be able to satisfy the requirements for taxation as a REIT prior to the consummation of the Separation, particularly with respect to our receipt of rent payable by CBS or its affiliates during such time. Thus, if the consummation of the Separation is delayed beyond the end of the taxable year in which we cease to be a member of the CBS consolidated tax group, we may not make an election to be taxed as a REIT for such taxable year and may remain a taxable C corporation until such taxable year as the Separation is consummated.

The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS. There can be no assurance that the Separation will occur and thus there can be no assurance that we will make an election and qualify to be taxed as a REIT. If the Separation does not occur, we may remain a taxable C corporation for an indefinite period of time.

For such time as we are a taxable C corporation, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders will not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Thus, for any period of time during which the Separation is delayed, or if the Separation does not occur, distributions to stockholders could be significantly reduced as compared to the distributions we expect to make to our stockholders if we qualify to be taxed as a REIT.

CBS has no obligation to fund our future capital needs.

CBS has no obligation to fund our business and operations, and does not guarantee or otherwise provide credit support for our indebtedness. We cannot assure our stockholders that adequate sources of funding will be available to us on favorable terms or at all. As a result, we may not be able to fund our future capital needs, which could have an adverse effect on our business, financial condition and results of operations.

The historical and pro forma financial information that we have included in this prospectus may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements that we have included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to CBS’s Outdoor Americas operating segment and include allocations of expenses from CBS. As a result, our historical and pro forma financial statements may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been an independent, stand-alone entity during the periods presented or those that we will achieve in the future. We were not operated as a separate, stand-alone company for the historical periods presented. Therefore, our combined consolidated historical financial statements that we have included in this prospectus may not necessarily be indicative of what our financial condition, results of operations or cash flows will be in the future. For additional information, see “Selected Combined Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

Transfers of our common stock owned by CBS could adversely affect your rights as a stockholder and cause our stock price to decline.

After completion of this offering and the waiver or expiration of the “lock-up” period described under “Shares Eligible for Future Sale—Lock-Up Agreements and Other Contractual Restrictions on Resale,” CBS will be permitted to transfer all or part of the shares of our common stock that it owns, without allowing you to participate or realize a premium for your shares of common stock, or distribute our shares that it owns to its stockholders. Sales or distributions by CBS of such common stock in the public market or to its stockholders could adversely affect prevailing market prices for our common stock. Additionally, a sale of a controlling interest to a third party could adversely affect the market price of our common stock and our business and results of operations. For example, a change in control caused by the sale of our shares by CBS may result in a change of management decisions and business policy. CBS is generally not prohibited from selling a controlling interest in us to a third party. CBS has advised us that it intends to dispose of the shares of our common stock that it owns following this offering. For additional information regarding CBS’s current plans with respect to our common stock that it will own after the completion of this offering, please read “The Separation.”

If CBS engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

Our charter will provide that, except as otherwise agreed to in writing by us and CBS:

•	neither CBS Outdoor Americas Inc. nor CBS will have any duty to refrain from engaging, directly or indirectly, in the same or similar activities or lines of business as the other company, doing business with any potential or actual customer or supplier of the other company, or employing or engaging or soliciting for employment any director, officer or employee of the other company; and

•	no director or officer of CBS Outdoor Americas Inc. or CBS will be liable to the other company or to the stockholders of either for breach of any duty by reason of any such activities of CBS Outdoor Americas Inc. or CBS, as applicable, or for the presentation or direction to CBS Outdoor Americas Inc. or CBS of, or participation in, any such activities, by a director or officer of CBS Outdoor Americas Inc. or CBS, as applicable.

CBS is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. Because of CBS’s significant financial resources, CBS could have a significant competitive advantage over us should it decide to engage in businesses that compete with any of the businesses we conduct.

Risks Related to Our REIT Election and Our Status as a REIT

Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a negative effect on us.

The rules dealing with U.S. federal income taxation are continually under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury or tax regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification.

On February 26, 2014, the Chairman of the Ways and Means Committee of the U.S. House of Representatives released draft proposals titled the Tax Reform Act of 2014 that include several provisions that would impact our ability to qualify to be taxed as a REIT. Under the draft proposals, in the case of a tax-free separation of a parent and a subsidiary such as we are proposing to undertake, both the parent and the newly separated subsidiary would be prohibited from qualifying as a REIT for 10 years following such tax-free separation. In addition, the draft proposals would impose immediate corporate level tax on the built-in gain in the assets of every C corporation that elects to be treated as a REIT, effective for elections made after February 26, 2014. The draft proposals would also require that a REIT distribute earnings and profits accumulated prior to its conversion to a REIT in cash, rather than a combination of cash and stock, effective for distributions made after February 26, 2014. Finally, the proposals would, effective December 31, 2016, exclude all tangible property with a depreciable class life of less than 27.5 years (such as our advertising structures and sites) from the definition of “real property” for purposes of the REIT asset and income tests. If any of these proposals or legislation containing similar provisions, with such effective dates, were to become law, it could eliminate our ability to qualify to be taxed as a REIT and we would be subject to U.S. federal income tax on our taxable income at regular corporate rates. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock.

If we do not qualify to be taxed as a REIT, or fail to remain qualified to be taxed as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes. We have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“REIT Tax Counsel”), with respect to our qualification to be taxed as a REIT in connection with our election to be taxed as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of REIT Tax Counsel represents only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by CBS and us, including representations relating to the values of our assets and the sources of our income. The opinion was expressed as of the date issued. REIT Tax Counsel will have no obligation to advise CBS, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by REIT Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT. In general, CBS expects that the ruling will provide, among other things, subject to the terms and conditions contained therein, that our lease revenues from certain advertising structures and sites and certain services that we, an independent contractor or a TRS may provide, directly or through subsidiaries, to our customers, will enable us to qualify to be taxed as a REIT. Although we may generally rely upon the ruling if it is received, no assurance can be given that the IRS will not challenge our qualification to be taxed as a REIT on the basis of other issues or facts outside the scope of the ruling. If we were to fail to qualify to be taxed as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

Qualifying to be taxed as a REIT involves highly technical and complex provisions of the Code, and violations of these provisions could jeopardize our REIT qualification.

Qualification to be taxed as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify to be taxed as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence.

The ownership limitations that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in the shares of our stock and restrict our business combination opportunities.

In order for us to qualify to be taxed as a REIT, not more than 50% in value of the outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of each taxable year after the first year for which we elect to qualify to be taxed as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Subject to certain exceptions, our charter will authorize our board of directors to take such actions as are necessary and desirable to preserve our qualification to be taxed as a REIT. Our charter will also provide that, unless exempted by the board of directors, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of the aggregate outstanding shares of all classes and series of our stock, including if repurchases by us cause a person’s holdings to exceed such limitations. See “Description of Securities—Restrictions on Ownership and Transfer” and “U.S. Federal Income Tax Considerations.” Our board of directors will grant CBS and certain of its affiliates exemptions from the ownership limits applicable to other holders of our common stock, subject to certain initial and ongoing conditions designed to protect our status as a REIT. The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts or estates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax

Considerations.” To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends-paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a nondeductible 4% excise tax if the amount that we actually distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

To fund our growth strategy and refinance our indebtedness, we may depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.” As a result of these requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, solely from operating cash flows. Consequently, we intend to rely on third-party capital market sources for debt or equity financing to fund our business strategy. In addition, we will likely need third-party capital market sources to refinance our indebtedness at maturity. Continued or increased turbulence in the United States or international financial markets and economies could adversely affect our ability to replace or renew maturing liabilities on a timely basis or access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our business, financial condition and results of operations. As such, we may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital also depends, in part, on:

•	the market’s perception of our growth potential;

•	our then-current levels of indebtedness;

•	our historical and expected future earnings, cash flows and cash distributions; and

•	the market price per share of our common stock.

In addition, our ability to access additional capital may be limited by the terms of the indebtedness we incurred pursuant to the formation transactions, which may restrict our incurrence of additional debt. If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt, which could have an adverse effect on our business, financial condition and results of operations.

Even if we remain qualified to be taxed as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.” For example, in order to meet the REIT qualification requirements, we may hold some of our assets or conduct certain of our activities through one or more TRSs or other subsidiary corporations that will be subject to foreign, federal, state and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities.

To qualify to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

In addition to the asset tests set forth above, to qualify to be taxed as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying to be taxed as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may depend on our ability to assign certain contracts to a taxable REIT subsidiary.

Our ability to satisfy certain REIT requirements may depend on our assigning to a TRS certain contracts, or portions of certain contracts, with respect to outdoor advertising assets that do not qualify as real property for purposes of the REIT asset tests. Moreover, our satisfaction of the REIT requirements may depend on our properly allocating between us and our TRS the revenue or cost, as applicable, associated with the portion of any such contract assigned to the TRS. There can be no assurance that the IRS will not determine that our assignment was not a true assignment as between us and our TRS or that we did not properly allocate the applicable revenues or costs. Were the IRS successful in such a challenge, it could adversely impact our REIT qualification or our effective tax rate and tax liability.

Our planned use of taxable REIT subsidiaries may cause us to fail to qualify to be taxed as a REIT.

The net income of our TRSs is not required to be distributed to us, and income that is not distributed to us generally will not be subject to the REIT income distribution requirement. However, there may be limitations on our ability to accumulate earnings in our TRSs and the accumulation or reinvestment of significant earnings in our TRSs could result in adverse tax treatment. In particular, if the accumulation of cash in our TRSs causes the fair market value of our securities in our TRSs and certain other nonqualifying assets to exceed 25% of the fair market value of our assets, we would fail to qualify to be taxed as a REIT.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into primarily to manage risk of currency fluctuations or to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.” As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise choose to bear. In addition, losses in our TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

We expect to pay the Purging Distribution(s) in common stock and cash and may in the future pay taxable dividends on our common stock in common stock and cash, and the issuance of additional common stock may cause the market price of our common stock to decline.

We expect to pay the Purging Distribution(s) in a combination of cash and our stock, a substantial portion of which will be in stock, as described in “The Separation.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our payment of the Purging Distribution(s) in a combination of cash and stock. In general, CBS expects that, if received, the ruling will provide, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce our earnings and profits attributable to non-REIT years and (2) the amount of our stock received by any of our stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. Moreover, although we have no current plans to do so, we may in the future distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder.

The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends-paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our current or future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in-kind.

If we make the Purging Distribution(s) or future dividends payable in cash and shares of our common stock, stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, and may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a taxable stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. Moreover, if our per share FFO decreases as a result of the Purging Distribution(s), it may put downward pressure on the trading price of our common stock.

If we fail to meet the REIT income tests as a result of receiving non-qualifying rental income, we would be required to pay a penalty tax in order to retain our REIT status.

As described above, upon completion of this offering, CBS indirectly will own approximately 83% of our outstanding common stock, or approximately 81% if the underwriters exercise their option to purchase additional shares in full. Our board of directors will grant CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT. Notwithstanding the satisfaction of such conditions, certain income we receive could be treated as non-qualifying income for purposes of the REIT requirements. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.—Income Tests—Rents from Real Property.” Even if we have reasonable cause for a failure to meet the REIT income tests as a result of receiving non-qualifying rental income, we would nonetheless be required to pay a penalty tax in order to retain our REIT status.

Even if we qualify to be taxed as a REIT, we could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT.

Following our REIT election, we will own appreciated assets that were held by a C corporation and were acquired by us in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation. If we dispose of any such appreciated assets in a taxable transaction during the 10-year period following our acquisition of the assets from the C corporation (i.e., during the 10-year period following our qualification to be taxed as a REIT), we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were acquired by us (i.e., at the time that we became a REIT) over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. We would be subject to this tax liability even if we qualify to be taxed and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement for the year such gain is recognized. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to sell in a taxable transaction appreciated assets that we might otherwise sell during the 10-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If we sell such assets in a taxable transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time we became a REIT. The amount of tax could be significant.

The IRS may deem the gains from sales of our outdoor advertising assets to be subject to a 100% prohibited transaction tax.

From time to time, we may sell outdoor advertising assets. The IRS may deem one or more sales of our outdoor advertising assets to be “prohibited transactions” (generally, sales or other dispositions of property that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business). If the IRS takes the position that we have engaged in a “prohibited transaction,” the gain we recognize from such sale would be subject to a 100% tax. We do not intend to hold outdoor advertising assets as inventory or for sale in the ordinary course of business; however, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances and there is no assurance that our position will not be challenged by the IRS especially if we make frequent sales or sales of outdoor advertising assets in which we have short holding periods.

We have no operating history as a REIT, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls.

We have no operating history as a REIT. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT. Upon completion of this offering, we will be required to implement substantial control systems and procedures in order to maintain the possibility of qualifying to be taxed as a REIT. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a REIT. These costs and time commitments could be substantially more than we currently expect. Therefore, our historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements may not be indicative of our future costs and performance as a REIT.

Risks Related to this Offering

There is currently no public market for our common stock. An active trading market for our common stock may not develop following this offering, and you may be unable to sell your stock at a price above the initial public offering price or at all.

Our common stock has been approved for listing on the NYSE. We cannot assure you, however, that an active trading market for our common stock will develop after this offering or, if one develops, that it will be sustained. Upon the completion of this offering, CBS indirectly will own approximately 83% of our outstanding common stock, or approximately 81% if the underwriters exercise their option to purchase additional shares in full. As a result, we will maintain a low public float following this offering. In the absence of a public market, you may be unable to liquidate an investment in our common stock. There has not been any public market for our common stock prior to this offering. Consequently, the initial public offering price of shares of our common stock was determined by negotiations between us and the underwriters. The initial public offering price does not necessarily bear any relationship to our book value, assets or financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering. The price at which shares of our common stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines, you may be unable to resell your shares at or above the initial public offering price or at all. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of these factors, many of which are beyond our control, could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly results of operations or distributions;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate or advertising industries;

•	changes in market interest rates that may cause purchasers of our shares to demand a different yield;

•	changes in market valuations of similar companies;

•	market reaction to any additional debt we may incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community about our company or industry or the economy in general;

•	the occurrence of any of the other risk factors presented in this prospectus;

•	legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, or our business; and

•	general market and economic conditions.

Our cash available for distribution to stockholders may not be sufficient to make distributions at expected levels, and we may need to borrow in order to make such distributions or may not be able to make such distributions in full.

Distributions that we make will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor. See “Distribution Policy.” While we anticipate maintaining relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of the board of directors and will be declared based upon various factors, including, but not limited to: the amount and timing of Purging Distribution(s), future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows including capital expenditures and acquisitions, limitations on our ability to use cash generated in the TRSs to fund distributions and applicable law. We may need to increase our borrowings in order to fund our intended distributions.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of distributions or upon liquidation, could adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of our common stock. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

If you purchase shares of our common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share of our common stock.

We expect the initial public offering price of our common stock to be substantially higher than the book value per share of our outstanding common stock immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $35.70 in the net tangible book value per share of common stock from the price you pay for our common stock in this offering, based on an initial public offering price of $28.00 per share. See “Dilution” for further discussion of how your ownership interest in us will be immediately diluted.

Increases in market interest rates may cause potential investors to seek higher returns and therefore reduce demand for our common stock and result in a decline in our stock price.

One of the factors that may influence the price of our common stock is the return on our common stock (i.e., the amount of distributions as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a return, which we may be unable or choose not to provide. Higher interest rates would likely increase our borrowing costs and potentially decrease the cash available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

The number of shares available for future sale could adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares of our common stock for resale in the open market will decrease the market price per share of our common stock. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of the shares of our common stock. See “—Risks Related to Our Affiliation with CBS—Transfers of our common stock by CBS could adversely affect your rights as a stockholder and cause our stock price to decline.” In addition, after completion of this offering, we intend to register shares of common stock that we have reserved for issuance under our CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, which we intend to adopt prior to the completion of this offering, and once registered they can generally be freely sold in the public market after issuance, assuming any applicable restrictions and vesting requirements are satisfied. In addition, except as described herein, we, our directors and executive officers and CBS have agreed with the underwriters not to offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of 180 days, after the completion of this offering; however, these lock-up agreements are subject to numerous exceptions and Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters, may waive these lock-up provisions without notice. If any or all of these holders cause a large number of their shares to be sold in the public market, the sales could reduce the trading price of our common stock and could impede our ability to raise future capital. In addition, the exercise of the underwriters’ option to purchase additional shares or other future issuances of our common stock would be dilutive to existing stockholders. Moreover, CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Underwriting,” which could adversely affect the market price of the shares of our common stock. See “The Separation.”

Our earnings and cash distributions could affect the market price of shares of our common stock.

Shares of our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent that we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flows to stockholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of our common stock. Our failure to meet market expectations with regard to future earnings and cash distributions could adversely affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our unaudited pro forma condensed combined consolidated financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “could,” “may,” “will,” “should,” “seeks,” “likely,” “intends,” “plans,” “pro forma,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	Declines in advertising and general economic conditions;

•	Competition;

•	Government regulation;

•	Our inability to increase the number of digital advertising displays in our portfolio;

•	Taxes, fees and registration requirements;

•	Our ability to obtain and renew key municipal concessions on favorable terms;

•	Decreased government compensation for the removal of lawful billboards;

•	Content-based restrictions on outdoor advertising;

•	Environmental, health and safety laws and regulations;

•	Seasonal variations;

•	Future acquisitions and other strategic transactions;

•	Our lack of an operating history as an independent public company;

•	Dependence on our management team and advertising executives;

•	The ability of our board of directors to cause us to issue additional shares without stockholder approval;

•	Certain provisions of Maryland law may limit the ability of a third party to acquire control of us;

•	Our rights and the rights of our stockholders to take action against our directors and officers are limited;

•	We may not realize the expected benefits from the Separation of our business from CBS;

•	We have substantial indebtedness, which could adversely affect our financial condition;

•	The terms of the credit agreement governing the Senior Credit Facilities and the indenture governing the Senior Notes restrict our current and future operations, particularly our ability to incur additional debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations;

•	Incurrence of additional debt, including secured debt;

•	Interest rate risk exposure from our variable-rate indebtedness;

•	Hedging transactions;

•	Establishing an operating partnership;

•	Asset impairment charges for goodwill;

•	Diverse risks in our international business;

•	Breach of security measures;

•	We are controlled by CBS, whose interests may conflict with ours or yours;

•	We have a limited right to use the CBS brand name and logo;

•	Fewer stock exchange corporate governance requirements and protections due to our reliance on “controlled company” exemptions;

•	Delays in the completion of the Separation or the nonoccurrence of the Separation;

•	Funds for future capital needs;

•	The financial information included in this prospectus may not be a reliable indicator of our future results;

•	Different results than if we were a stand-alone public company;

•	Transfers of our common stock by CBS;

•	Competition from CBS;

•	Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS;

•	Our failure to qualify, or remain qualified, to be taxed as a REIT;

•	REIT ownership limits;

•	Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends;

•	REIT distribution requirements;

•	Availability of external sources of capital;

•	We may face other tax liabilities that reduce our cash flows;

•	Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities;

•	Our ability to assign certain contracts to a TRS;

•	Our planned use of TRSs may cause us to fail to qualify to be taxed as a REIT;

•	Our ability to hedge effectively;

•	Paying the Purging Distribution(s) and/or taxable dividends in common stock and cash;

•	Failure to meet the REIT income tests as a result of receiving non-qualifying rental income;

•	Even if we qualify to be taxed as a REIT, and we sell assets, we could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT;

•	The IRS may deem the gains from sales of our outdoor advertising assets to be subject to a 100% prohibited transaction tax;

•	Our lack of an operating history as a REIT;

•	An active trading market for our common stock may not develop;

•	Volatile market price and trading volumes;

•	Cash availability;

•	Future offerings of debt;

•	Immediate and significant dilution following this offering;

•	Increases in market interest rates;

•	The number of shares available for future sale; and

•	The effect of our earnings and cash distributions on the market price of our common stock.

While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $534.8 million, or approximately $615.0 million if the underwriters exercise their option to purchase additional shares in full, in each case after deducting the underwriting discounts and commissions related to this offering. Pursuant to the completion of the CBS reorganization transactions, we will transfer to a wholly owned subsidiary of CBS the Transferred Offering Proceeds, which is an amount equal to the net proceeds of this offering less an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution(s). We estimate that the Transferred Offering Proceeds will be approximately $434.8 million, or approximately $515.0 million if the underwriters exercise their option to purchase additional shares in full.

In addition, in connection with the Formation Borrowings, we incurred $1.6 billion of indebtedness, from which we received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, we transferred to such wholly owned subsidiary of CBS the Transferred Borrowing Proceeds of approximately $1.52 billion, which is an amount equal to the net proceeds of the Formation Borrowings less $50 million, which remained with us to use for corporate purposes and ongoing cash needs, as described below.

We paid the Transferred Borrowing Proceeds (following the consummation of the Formation Borrowings) and we will pay the Transferred Offering Proceeds (following the consummation of this offering) to such wholly owned subsidiary of CBS (together with shares of CBS Outdoor Americas Inc. common stock) in consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to us pursuant to the CBS reorganization transactions. After making these payments, we expect that we will have retained approximately $150.0 million, which will include the amounts retained by us from the proceeds of the Formation Borrowings and this offering, as described above, which we will use for corporate purposes and ongoing cash needs and which we believe will provide us with sufficient liquidity to pay the cash portion of any Purging Distribution(s) if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Based on the initial public offering price of $28.00 per share, we currently estimate that the Purging Distribution(s) will total approximately $500.0 million, of which approximately 20% will be paid in cash and approximately 80% will be paid in shares of our common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from our current estimates based on a number of factors, including (1) the relative market capitalizations of our company and CBS, (2) the timing of our REIT election and the split-off (if any), (3) the financial performance of CBS, our company and our respective subsidiaries through the closing of the split-off (if any) and (4) for the share portion of our Purging Distribution(s), the per-share market value of our common stock at the time of distribution. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of our Purging Distribution(s) will be. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described above (which could differ from the estimates disclosed herein). See “Formation Transactions” and “The Separation.”

DISTRIBUTION POLICY

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, we intend to pay an initial quarterly dividend of $0.37 per share. This dividend amount is based on our historical results of operations and cash flows, and our pro forma results of operations. We believe this financial information provides a reasonable basis to evaluate our ability to pay future dividends. We intend to maintain our initial quarterly dividend amount until the earlier of twelve months following completion of this offering or the effective date of our REIT election, unless actual results of operations, economic conditions or other factors differ materially from our historical operating results or our current assumptions.

From and after the effective date of our REIT election, we intend to pay regular quarterly distributions to holders of our common stock in an amount not less than 100% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). In addition, we anticipate making one or more Purging Distributions comprised of a combination of cash and stock, a substantial portion of which will be in stock, as described in “The Separation.”

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code. See “U.S. Federal Income Tax Considerations.”

Distributions that we make will be authorized and determined by our board of directors in its sole discretion out of assets legally available therefor. While we anticipate maintaining relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of the board of directors and distributions will be declared based upon various factors, including but not limited to: the amount and timing of Purging Distribution(s), future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows including capital expenditures and acquisitions, limitations on our ability to use cash generated in the TRSs to fund distributions and applicable law. We may need to increase our borrowings in order to fund our intended distributions. We expect that, at least initially, our distributions may exceed our net income under GAAP because of noncash expenses included in net income (loss).

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, we anticipate that our dividends will generally be treated as “qualified dividends.” Such dividends paid to U.S. stockholders that are individuals, trusts or estates will generally be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate stockholders may be eligible for the dividends received deduction with respect to such dividends. If we qualify and elect to be taxed as a REIT, we anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although we may designate a portion of the distributions as qualified dividend income or capital gain or a portion of the distributions may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to our stockholders, see “U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

•	on a historical basis;

•	on a pro forma basis for our formation transactions, including the use of proceeds from the Formation Borrowings as described herein in “Use of Proceeds”; and

•	on a pro forma basis for both (1) our formation transactions and (2) the issuance of 20,000,000 shares of common stock in this offering at the initial public offering price of $28.00 per share after deducting the underwriting discounts and commissions related to this offering and the use of proceeds from the offering as described herein in “Use of Proceeds.”

This table should be read in conjunction with “Formation Transactions,” “Use of Proceeds,” “Selected Combined Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and notes to our financial statements appearing elsewhere in this prospectus.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing.

	As of December 31, 2013
	Historical	Pro Forma for Formation Transactions	Pro Forma for Formation Transactions and Offering
	(Unaudited; in millions)
Cash and cash equivalents(1)(5)	$29.8	$79.8	$179.8

Debt:
$800 million Term Loan(1)(2)	$—	$798.0	$798.0
$400 million 5.250% Senior Notes due 2022(1)	—	400.0	400.0
$400 million 5.625% Senior Notes due 2024(1)	—	400.0	400.0
Revolving Credit Facility(4)	—	—	—

Total Debt	—	1,598.0	1,598.0

Invested Equity/Stockholders’ Equity:
Common stock, par value $0.01 per share, 450.0 million shares authorized, and 97.0 million shares issued and outstanding on a pro forma basis for the formation transactions and 120.0 million shares issued and outstanding on a pro forma basis for the formation transactions and offering(5)	—	1.0	1.2
Additional paid-in-capital(3)(5)	—	1,308.5	1,408.3
Invested capital(3)	2,829.5	—	—
Accumulated other comprehensive loss	(75.1)	(75.1)	(75.1)

Total Invested Equity/Stockholders’ Equity(1)(5)	2,754.4	1,234.4	1,334.4

Total Capitalization	$2,754.4	$2,832.4	$2,932.4

(1)	On January 31, 2014, we incurred indebtedness of $1.6 billion through the Formation Borrowings, from which we received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, we transferred to a wholly owned subsidiary of CBS the Transferred Borrowing Proceeds of approximately $1.52 billion, which is an amount equal to the net proceeds of the Formation Borrowings less $50 million, which remained with us to use for corporate purposes and ongoing cash needs. See “Use of Proceeds.” Total Invested Equity/Stockholders’ Equity on a pro forma basis for our formation transactions reflects the transfer of such proceeds to CBS.

(2)	The Term Loan is presented net of the original issue discount of $2.0 million.

(3)	Invested capital and additional paid-in-capital on a pro forma basis for the formation transactions, reflect the conversion of CBS’s net equity investment in our company into shares of our common stock.

(4)	On January 31, 2014, we entered into the $425 million Revolving Credit Facility, which matures in 2019. The Revolving Credit Facility will be used for corporate purposes, including the issuance of letters of credit, and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering.

(5)	We estimate that we will receive net proceeds from this offering of approximately $534.8 million, or approximately $615.0 million if the underwriters exercise their option to purchase additional shares in full, in each case after deducting the underwriting discounts and commissions related to this offering. Pursuant to the completion of the CBS reorganization transactions, we will transfer to a wholly owned subsidiary of CBS the Transferred Offering Proceeds of approximately $434.8 million, or approximately $515.0 million if the underwriters exercise their option to purchase additional shares in full. After making this payment, we expect that we will have retained approximately $100.0 million from the proceeds of this offering, which is an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution(s). Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described above. See “Use of Proceeds,” “Formation Transactions” and “The Separation.” Additional paid-in-capital on a pro forma basis for the formation transactions and this offering reflects the transfer of the Transferred Offering Proceeds to CBS.

DILUTION

Our net tangible book value represents the amount of our total tangible assets less total liabilities. We calculate the net tangible book value per share by dividing the net tangible book value by the number of outstanding shares of our common stock. At December 31, 2013, the historical net tangible book value of CBS’s Outdoor Americas business was $524.3 million, or approximately $5.41 per pro forma share of our total outstanding common stock, based on shares of our outstanding common stock immediately prior to the completion of this offering. As of December 31, 2013, after giving effect to our formation transactions, our pro forma net tangible book deficit would have been approximately $1.02 billion, or approximately $10.55 per share of our total outstanding common stock, based on shares of our outstanding common stock immediately prior to the completion of this offering. After giving effect to the formation transactions and the sale of shares of common stock offered by us at the initial public offering price of $28.00 per share, and after deducting estimated underwriting discounts and commissions, our pro forma as adjusted net tangible book deficit as of December 31, 2013 would have been approximately $923.7 million, or $7.70 per share of our total outstanding common stock. This represents an immediate dilution of $35.70 per share to new investors purchasing shares of our common stock in this offering.

The following table presents the per share dilution.

Initial public offering price per share		$28.00
Pro forma net tangible book value per share as of immediately prior to the formation transactions	5.41
Net decrease in net tangible book value per share attributable to the formation transactions	(15.96)

Net tangible book deficit per share as of immediately following the formation transactions	(10.55)
Net increase in net tangible book value per share attributable to investors purchasing shares in this offering	2.85

Pro forma as adjusted net tangible book deficit per share after this offering		(7.70)

Dilution in pro forma as adjusted net tangible book value per share to investors in this offering		$(35.70)

The foregoing discussion reflects our stock split (see “Formation Transactions”) and does not give effect to shares of common stock that we will issue if the underwriters exercise their option to purchase additional shares of common stock from us. Per share data that is pro forma for this offering assumes that the full amount of the contingent dividend has been paid to our parent.

The following table summarizes, as of December 31, 2013, the differences between the number of shares of our common stock purchased from us, after giving effect to the formation transactions, the total consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing shares of common stock in this offering at the initial public offering price of $28.00 per share, before deducting estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
			(in millions)
Existing stockholders	100,000,000	83%	$1,309.5	70%	$13.10
New investors	20,000,000	17%	560.0	30%	$28.00

Total	120,000,000	100%	$1,869.5	100%	$15.58

After giving effect to the sale of shares in this offering, if the underwriters’ option to purchase additional shares is exercised in full, CBS would own approximately 81% and our new investors would own approximately 19% of the total number of shares of our common stock outstanding after this offering.

The above table and discussion include shares of our common stock outstanding as of December 31, 2013, after giving effect to our formation transactions and the issuance of shares in this offering, and exclude shares of common stock reserved for future issuance under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, which we intend to adopt prior to the completion of this offering.

The above tables and discussion do not reflect the disposition of the remaining shares of common stock to be held by CBS after completion of this offering, the intended REIT election after the Separation or the impact of the Purging Distribution(s), as these transactions will occur at a future date and are not part of this offering. However, the above tables and discussions reflect the portion of the net proceeds of this offering that will be retained by us, which is determined based on CBS’s current estimation of the cash portion of the Purging Distribution(s). Based on the initial public offering price of $28.00 per share, we currently estimate that the Purging Distribution(s) will total approximately $500.0 million, of which approximately 20% will be paid in cash and approximately 80% will be paid in shares of our common stock. The estimated stock portion of the Purging Distribution(s) will require us to issue a common stock dividend of approximately 14.3 million shares, based on the initial public offering price of $28.00 per share. The estimated total Purging Distribution(s) will decrease our December 31, 2013 pro forma net tangible book deficit per share by $0.08 to $7.62. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from our current estimates based on a number of factors, including (1) the relative market capitalizations of our company and CBS, (2) the timing of our REIT election and the split-off (if any), (3) the financial performance of CBS, our company and our respective subsidiaries through the closing of the split-off (if any) and (4) for the share portion of our Purging Distribution(s), the per-share market value of our common stock at the time of distribution. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of our Purging Distribution(s) will be. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described under “Use of Proceeds” and “The Separation” (which could differ from the estimates disclosed herein). See “Use of Proceeds” and “The Separation.”

SELECTED COMBINED CONSOLIDATED FINANCIAL DATA

The following table presents our selected combined consolidated financial data for the years presented. The selected historical combined consolidated statements of operations and cash flow information for the years ended December 31, 2013, 2012 and 2011 and the selected historical combined consolidated balance sheet information as of December 31, 2013 and 2012 have been derived from our audited historical combined consolidated financial statements, included elsewhere in this prospectus. The selected historical combined consolidated statements of operations and cash flow information for the year ended December 31, 2010 and the selected historical combined consolidated balance sheet information as of December 31, 2011 have been derived from our audited historical combined consolidated financial statements, not included in this prospectus. The selected historical combined consolidated statements of operations and cash flow information for the year ended December 31, 2009 and the selected historical combined consolidated balance sheet information as of December 31, 2010 and 2009, have been derived from our unaudited combined consolidated financial statements, not included in this prospectus. The unaudited historical combined consolidated financial statements have been prepared on the same basis as our audited historical combined consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this information.

Our historical combined consolidated financial statements included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to CBS’s Outdoor Americas operating segment and include allocations of expenses from CBS. The selected historical combined consolidated financial information set forth below and the financial statements included elsewhere in this prospectus do not necessarily reflect what our results of operations, financial condition or cash flows would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

You should read the following information together with “Risk Factors,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2013	2012	2011	2010	2009
(in millions)					(unaudited)
Statement of Operations data:
Revenues	$1,294.0	$1,284.6	$1,277.1	$1,214.1	$1,103.5
Less:
Operating, selling, general and administrative expenses	886.7	881.9	867.8	868.4	835.9
Adjusted OIBDA	407.3	402.7	409.3	345.7	267.6
Less:
Restructuring charges	—	2.5	3.0	3.9	1.3
Net (gain) loss on dispositions	(27.3)	2.2	2.0	1.1	2.0
Depreciation	104.5	105.9	109.0	107.6	114.4
Amortization	91.3	90.9	102.9	106.6	104.6
Operating income	$238.8	$201.2	$192.4	$126.5	$45.3
Provision for income taxes	$(96.6)	$(89.0)	$(87.8)	$(57.1)	$(20.8)
Net income	$143.5	$113.4	$107.1	$71.3	$21.9
FFO(a)	$288.6	$288.9	$296.9	$260.9	$210.6
Adjusted FFO(a)	$253.1	$269.2	$316.3	$284.8	$205.3
Balance Sheet data (at period end):
Property and equipment, net	$755.4	$807.9	$858.2	$928.4	$982.5
Total assets	$3,355.5	$3,464.9	$3,603.0	$3,751.5	$3,826.8
Current liabilities	$212.2	$205.6	$196.7	$203.4	$188.8
Total invested equity	$2,754.4	$2,843.9	$2,990.6	$3,163.3	$3,291.7
Cash Flow data:
Cash flow provided by operating activities	$278.4	$311.3	$342.1	$271.9	$247.5
Capital expenditures:
Growth:
Digital	$25.9	$27.7	$19.5	$11.1	$12.4
Other	8.8	9.9	10.8	15.7	12.9
Maintenance	23.5	16.0	15.3	20.4	25.3
Total capital expenditures	$58.2	$53.6	$45.6	$47.2	$50.6
Cash taxes	$112.8	$96.5	$50.9	$18.2	$14.4

(a)	The following table presents a reconciliation of net income to FFO and Adjusted FFO.(1)

	Year Ended December 31,
	2013	2012	2011	2010	2009
(in millions)
Net income (2)	$143.5	$113.4	$107.1	$71.3	$21.9
Depreciation of billboard advertising structures	97.5	98.8	101.3	99.2	98.8
Amortization of real estate-related intangible assets	43.2	42.5	53.5	57.4	56.8
Amortization of direct lease acquisition costs	30.9	31.1	32.1	30.9	30.2
Net (gain) loss on disposition of billboard advertising structures	(27.3)	2.2	2.0	1.1	2.0
Adjustment related to equity-based investments	.8	.9	.9	1.0	.9
FFO	288.6	288.9	296.9	260.9	210.6
Adjustment for deferred income taxes	(15.5)	(6.6)	32.8	39.1	10.4
Cash paid for direct lease acquisition costs	(31.6)	(30.9)	(31.8)	(29.4)	(31.8)
Maintenance capital expenditures	(23.5)	(16.0)	(15.3)	(20.4)	(25.3)
Other depreciation	7.0	7.1	7.7	8.4	15.6
Other amortization	17.2	17.3	17.3	18.3	17.6
Stock-based compensation expense	7.5	5.7	5.0	4.3	4.8
Noncash effect of straight-line rent	1.2	1.2	1.0	.8	1.0
Accretion expense	2.2	2.5	2.7	2.8	2.4
Adjusted FFO	$253.1	$269.2	$316.3	$284.8	$205.3

(1)	We calculate FFO in accordance with the definition established by NAREIT. FFO reflects net income adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets and amortization of direct lease acquisition costs, as well as the same adjustments for our equity-based investments, as applicable. We calculate Adjusted FFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. We also adjust FFO to include cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for our operations. In addition, Adjusted FFO is adjusted to exclude certain noncash items, including non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense and the noncash effect of straight-line rent. We believe that adjusting for these items provides a better measure of our operating performance.

We believe the presentations of FFO and Adjusted FFO, as supplemental measures, are useful in evaluating our business because they provide analysts and investors with an important perspective on our operating performance and also make it easier to compare our results to those of other REITs. As FFO and Adjusted FFO are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, net income (loss). Additionally, these measures are not necessarily indicative of funds available for our cash needs. FFO, as we calculate it, although consistent with the NAREIT definition, may not be comparable to similarly titled measures of other REITs given the nature of our operations.

(2)	Our net income reflects our current tax status as a regular domestic C corporation for U.S. federal income tax purposes. If we qualify and elect to be taxed as a REIT, our tax expense in future periods is expected to be substantially lower than it has been historically. Historically, we incurred tax expense of $96.6 million in 2013, $89.0 million in 2012, $87.8 million in 2011, $57.1 million in 2010 and $20.8 million in 2009 and our assumed cash taxes paid during these periods were $112.8 million in 2013, $96.5 million in 2012, $50.9 million in 2011, $18.2 million in 2010 and $14.4 million in 2009.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Prior to the completion of this offering, we are an indirect wholly owned subsidiary of CBS. We are offering shares of our common stock in this offering, and upon the completion of this offering, CBS indirectly will own approximately 83% of our outstanding common stock, or approximately 81% if the underwriters exercise their option to purchase additional shares in full, and we will continue to be controlled by CBS. CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Shares Eligible for Future Sale—Lock-Up Agreements and Other Contractual Restrictions on Resale.” CBS has advised us that it intends to effect the Separation by means of a tax-free split-off. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect to not dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS. See “The Separation.”

The following unaudited pro forma condensed combined consolidated statements of operations and balance sheet, as well as the calculations of pro forma funds from operations and adjusted funds from operations, have been adjusted to reflect the incurrence of indebtedness through the Formation Borrowings as described under “Formation Transactions”; the sale of the common stock offered hereby; the receipt and use of the estimated net proceeds from this offering and our Formation Borrowings, as described under “Use of Proceeds”; and incremental costs we will incur to operate as a stand-alone public company. The unaudited pro forma condensed combined consolidated balance sheet at December 31, 2013 is presented as if each of these events had occurred at December 31, 2013. The unaudited pro forma condensed combined consolidated statements of operations for the year ended December 31, 2013 and the calculations of unaudited pro forma funds from operations and adjusted funds from operations for the year ended December 31, 2013 are presented as if each of these events had occurred on January 1, 2013. No pro forma adjustments have been made with regard to the disposition of the remaining shares of common stock to be held by CBS after the completion of this offering, the intended REIT election after the Separation or the impact of the Purging Distribution(s), as these transactions will occur at a future date and are not part of this offering. However, the unaudited pro forma condensed combined consolidated financial statements reflect the portion of the net proceeds of this offering that will be retained by us, which is determined based on CBS’s current estimation of the cash portion of the Purging Distribution(s). See “Use of Proceeds” and “The Separation.”

The unaudited pro forma condensed combined consolidated financial statements are based upon our historical combined consolidated financial statements for each period presented. In the opinion of management, all adjustments and/or disclosures necessary for a fair statement of the pro forma data have been made. These unaudited pro forma condensed combined consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what our results of operations and financial condition would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

These unaudited pro forma condensed combined consolidated financial statements and the notes thereto should be read together with the following, which are included elsewhere in this prospectus:

(a)	Our audited combined consolidated financial statements and the notes thereto as of and for the year ended December 31, 2013.

(b)	The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2013

(In millions, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$29.8	$50.0	(1)	$179.8
		100.0	(2)
Receivables, net	178.8	—		178.8
Prepaid expenses and other current assets	108.6	—		108.6
Total current assets	317.2	150.0		467.2
Property and equipment, net	755.4	—		755.4
Goodwill	1,865.7	—		1,865.7
Intangible assets	364.4	—		364.4
Other assets	52.8	28.0	(1)	80.8
Total assets	$3,355.5	$178.0		$3,533.5
Liabilities and Invested Equity
Current liabilities:
Accounts payable, accrued expenses and other current liabilities	$212.2	$—		$212.2
Total current liabilities	212.2	—		212.2
Long-term debt	—	1,598.0	(1)	1,598.0
Deferred income tax liabilities, net	288.5	—		288.5
Other liabilities	100.4	—		100.4
Invested equity/stockholders’ equity:
Invested capital	2,829.5	(1,520.0	)(1)	—
		(1,309.5	)(2)
Common stock, par value $0.01 per share, 450.0 shares authorized, and 120.0 shares issued and outstanding on a pro forma basis	—	1.2	(2)	1.2
Additional paid-in-capital	—	1,408.3	(2)	1,408.3
Accumulated other comprehensive loss	(75.1)	—		(75.1)
Total invested equity/stockholders’ equity	2,754.4	(1,420.0)		1,334.4
Total liabilities and invested equity/stockholders’ equity	$3,355.5	$178.0		$3,533.5

The accompanying notes are an integral part of these

unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(In millions, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues	$1,294.0	$—		$1,294.0

Operating expenses	686.9	—		686.9
Selling, general and administrative expenses	199.8	21.4	(5)	221.2
Net gain on dispositions	(27.3)	—		(27.3)
Depreciation	104.5	—		104.5
Amortization	91.3	—		91.3
Operating income	238.8	(21.4)		217.4

Interest expense	—	(71.6	)(3)	(71.6)
Other expense, net	(1.2)	—		(1.2)
Income before income taxes and equity in earnings of investee companies	237.6	(93.0)		144.6

Provision for income taxes	(96.6)	37.5	(4)	(59.1)
Equity in earnings of investee companies, net of tax	2.5	—		2.5
Net income	$143.5	$(55.5)		$88.0

Net income per common share:
Basic	$1.48	$(0.75	)(2)	$0.73
Diluted	$1.48	$(0.75	)(2)	$0.73

Weighted average number of common shares outstanding:
Basic	97.0	23.0	(2)	120.0
Diluted	97.0	23.6	(2)	120.6

The accompanying notes are an integral part of these

unaudited pro forma condensed combined consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions)

1)	FORMATION BORROWINGS AND REVOLVING CREDIT FACILITY

On January 31, 2014, we incurred indebtedness of $1.6 billion through the Formation Borrowings (consisting of the $800 million Term Loan and $800 million of Senior Notes), from which we received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, we transferred to a wholly owned subsidiary of CBS the Transferred Borrowing Proceeds of approximately $1.52 billion, which is an amount equal to the net proceeds of the Formation Borrowings less $50 million, which remained with us to use for corporate purposes and ongoing cash needs. See “Use of Proceeds.” In addition, on January 31, 2014, we entered into the $425 million Revolving Credit Facility, which expires in 2019. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering. On January 31, 2014, we also entered into the Letter of Credit Facility, pursuant to which we may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80 million.

The adjustment to “Other assets” reflects deferred financing costs associated with the Formation Borrowings.

2)	SHARE ISSUANCE AND USE OF PROCEEDS

On March 14, 2014, as a result of a stock dividend to our parent, a wholly owned subsidiary of CBS, the 100 shares of our common stock then outstanding were converted into 97,000,000 shares of our common stock, par value $0.01 per share. In connection with this offering, we expect to issue approximately 20,000,000 shares of our common stock, or approximately 23,000,000 shares if the underwriters exercise their option to purchase additional shares in full. Also on March 14, 2014 our board of directors declared a contingent dividend to our parent, payable in an aggregate amount of 3,000,000 shares of our common stock less the total number of shares of our common stock actually purchased by the underwriters pursuant to their option to purchase additional shares. These shares of our common stock, if any, are payable to our parent at the end of the 30-day period in which the underwriters may exercise their option. As a result, there will be 120,000,000 shares of our common stock outstanding regardless of whether the underwriters exercise their option to purchase additional shares. Therefore, upon completion of this offering, CBS indirectly will own approximately 83% of our outstanding common stock or approximately 81% if the underwriters exercise their option to purchase additional shares in full. The adjustment to “Invested capital” of $1.31 billion reflects the conversion of CBS’s net equity investment in our company into shares of our common stock.

We estimate that we will receive net proceeds from this offering of approximately $534.8 million, or approximately $615.0 million if the underwriters exercise their option to purchase additional shares in full, in each case after deducting the underwriting discounts and commissions related to this offering. Pursuant to the completion of the CBS reorganization transactions, we will transfer to a wholly owned subsidiary of CBS the Transferred Offering Proceeds of approximately $434.8 million, or approximately $515.0 million if the underwriters exercise their option to purchase additional shares in full. After making this payment, we expect that we will have retained approximately $100 million from the net proceeds of this offering, which is an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution(s). Based on the initial public offering price of $28.00 per share, we currently estimate that the Purging Distribution(s) will total approximately $500.0 million, of which approximately 20% will be paid in cash and approximately 80% will be paid in shares of our common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from our current estimates based on a number of factors, including (1) the relative market capitalizations of our company and CBS, (2) the timing of our REIT election and the split-off (if any), (3) the financial performance of CBS, our company and our respective subsidiaries through the closing of the split-off (if any) and (4) for the share portion of our Purging Distribution(s), the per-share market value of our common stock at the time of distribution. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of our Purging Distribution(s) will be. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions)

applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described above. See “Use of Proceeds,” “Formation Transactions” and “The Separation.”

At the time of this offering, approximately 260,000 restricted stock units (“RSUs”) for CBS Class B Common Stock held by our employees will be converted into approximately 635,000 RSUs for shares of our common stock. The fair value of the converted RSUs will equal the fair value of the RSU awards for CBS common stock at the time of conversion. Weighted average diluted shares outstanding, on a pro forma basis, reflects the dilutive effect of the assumed vesting of these RSUs, assuming RSUs for shares of our common stock have been outstanding since January 1, 2013. At the Separation, stock options to purchase CBS Class B common stock held by our employees will be converted into stock options to purchase our common stock. Weighted average diluted shares outstanding on a pro forma basis does not reflect this conversion of stock options.

3)	INTEREST EXPENSE

The adjustments to interest expense reflect interest expense, including the amortization of deferred financing costs on the Formation Borrowings. The interest expense adjustment for the year ended December 31, 2013 is presented as if the borrowings and related financing costs were incurred on January 1, 2013. The following table presents pro forma interest expense. The pro forma interest expense on the variable-rate Term Loan is calculated using a rate of 3.0%, which reflects our initial interest rate.

Year Ended December 31, 2013
$800 million Term Loan	$24.0
$400 million 5.250% Senior Notes due 2022	21.0
$400 million 5.625% Senior Notes due 2024	22.5
Deferred financing costs	4.1
Pro forma adjustment to interest expense	$71.6

An increase or decrease of 1/8% in our interest rate on the Term Loan will change interest expense by approximately $1.0 million.

4)	PROVISION FOR INCOME TAX

The pro forma income tax provision of $59.1 million on the unaudited pro forma condensed combined consolidated statement of operations reflects an effective tax rate of 40.9% for the year ended December 31, 2013. Our full year effective tax rate represents federal, state, local and foreign taxes, each calculated separately based on each jurisdiction’s income before income taxes and equity in earnings of investee companies.

The provision for income taxes presented on the unaudited pro forma condensed combined consolidated statements of operations reflects our current tax status as a regular domestic C corporation for U.S. federal income tax purposes. If we qualify and elect to be taxed as a REIT, our income tax provision will be substantially lower than it has been historically. This has not been reflected in the accompanying unaudited pro forma condensed combined consolidated financial statements.

5)	OTHER

Our historical combined consolidated financial statements have been presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, assets and liabilities attributable to CBS’s Outdoor Americas operating segment. CBS provides us with certain services, such as insurance and support for technology systems, and up until January 1, 2014, CBS provided benefits to our employees, including certain postemployment benefits, medical, dental, life and disability insurance and participation in a 401(k) savings plan.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions)

Effective January 1, 2014, our employees began participating in employee benefit plans maintained by us, although certain of our employees may continue to be entitled to benefits under certain CBS defined benefit pension plans. Charges for services and benefits provided to us by CBS are reflected in the historical combined consolidated financial statements based on the specific identification of costs, assets and liabilities. Our historical combined consolidated financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to our company, and the number of CBS operating entities benefiting from such services. We believe that the assumptions and estimates used to allocate these expenses are reasonable.

As a stand-alone public company, we expect to incur incremental expenses for the services previously provided by CBS as well as for additional public company expenses that did not apply to us historically. We estimate these incremental expenses to be $21.4 million for the year ended December 31, 2013. These incremental costs were determined principally based on various agreements we entered into with CBS prior to completing this offering to cover the services that CBS will be providing to us (see “Certain Relationships and Related-Person Transactions”), as well as employment agreements for new senior executives.

6)	PRO FORMA FFO AND ADJUSTED FFO

The following table presents FFO and Adjusted FFO on a historical basis and on a pro forma basis to adjust net income to reflect additional costs we will incur as a stand-alone public company (See Note 5), interest expense from the Formation Borrowings (See Note 3), and the related adjustment to the provision for income taxes (See Note 4).

We believe the presentations of FFO and Adjusted FFO, as supplemental measures, are useful in evaluating our business because they provide analysts and investors with an important perspective on our operating performance and also make it easier to compare our results to those of other REITs. As FFO and Adjusted FFO are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, net income. Additionally, these measures are not necessarily indicative of funds available for our cash needs. FFO, as we calculate it, although consistent with the NAREIT definition, may not be comparable to similarly titled measures of other REITs given the nature of our operations.

Year Ended December 31, 2013	Historical	Pro Forma Adjustments		Pro Forma
Net income	$143.5	$(55.5	)(3)(4)(5)	$88.0
Depreciation of billboard advertising structures	97.5	—		97.5
Amortization of real estate-related intangible assets	43.2	—		43.2
Amortization of direct lease acquisition costs	30.9	—		30.9
Net gain on disposition of billboard advertising structures	(27.3)	—		(27.3)
Adjustment related to equity based investments	.8	—		.8
FFO(a)	288.6	(55.5)		233.1
Adjustment for deferred income taxes	(15.5)	—		(15.5)
Cash paid for direct lease acquisition costs	(31.6)	—		(31.6)
Maintenance capital expenditures	(23.5)	—		(23.5)
Other depreciation	7.0	—		7.0
Other amortization	17.2	—		17.2
Amortization of deferred financing costs	—	4.1	(3)	4.1
Stock-based compensation expense	7.5	—		7.5
Noncash effect of straight-line rent	1.2	—		1.2
Accretion expense	2.2	—		2.2
Adjusted FFO(a)	$253.1	$(51.4)		$201.7

(a)

We calculate FFO in accordance with the definition established by NAREIT. FFO reflects net income adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets and amortization of direct lease acquisition costs, as well

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions)

as the same adjustments for our equity based investments, as applicable. We calculate Adjusted FFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. We also adjust FFO to include cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for our operations. In addition, Adjusted FFO is adjusted to exclude certain noncash items, including non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense and the noncash effect of straight-line rent. We believe that adjusting for these items provides a better measure of our operating performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Tabular dollars in millions)

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Combined Consolidated Financial Data,” “Business and Properties” and our historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” that could cause our actual results to differ materially from the results described herein or implied by such forward-looking statements.

Our historical financial statements included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to CBS’s Outdoor Americas operating segment and include allocations of expenses from CBS. These allocations reflect significant assumptions, and the financial statements do not fully reflect what our financial position, results of operations or cash flows would have been had we been a stand-alone company during the years presented. As a result, historical financial information is not necessarily indicative of our future results of operations, financial position or cash flows. See “Risk Factors—Risks Related to Our Affiliation with CBS—The historical and pro forma financial information that we have included in this prospectus may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.”

We have set forth below a discussion of our historical operations. The effects of the formation transactions and this offering are reflected in the unaudited pro forma condensed combined consolidated financial statements included elsewhere in this prospectus.

Overview

We are one of the largest lessors of advertising space on out-of-home advertising structures and sites across the United States, Canada and Latin America. Our portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, we have a number of exclusive multiyear contracts that allow us to operate advertising displays in municipal transit systems where our customers are able to reach millions of commuters on a daily basis. We have displays in all of the 25 largest markets in the United States and over 180 markets in the United States, Canada and Latin America, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. We believe that the location of many of our displays is a strategic advantage relative to other forms of advertising. As of December 31, 2013, we had approximately 330,000 displays in the United States and approximately 26,200 displays across Canada and Latin America. The breadth of our portfolio provides our customers with a multitude of options to serve their varied marketing needs—for example, they can reach a large audience through national, brand-building campaigns (which Apple uses to market its iPhone and iPad products) or advertise by way of localized, action-inducing messages (which McDonald’s employs to make drivers aware of its nearby restaurants). For the year ended December 31, 2013, we generated revenues of $1.29 billion, Adjusted OIBDA of $407.3 million, and operating income of $238.8 million.

We believe that out-of-home advertising is an attractive form of advertising as our displays are ALWAYS ON™ and cannot be turned off, skipped or fast-forwarded, and that it provides our customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, we provide other value-added services to our customers, such as pre-campaign category research, creative design support and post-campaign tracking and analytics. We use a real-time mobile operational reporting system that enables proof of performance to customers. Our large portfolio of displays and geographic reach allow us to serve a broad range of customers that includes consumer-focused companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. During the year ended December 31, 2013, we served approximately 19,700 customers in the United States, including large, national companies such as Anheuser-Busch,

Apple, AT&T, Diageo, Disney, McDonald’s, Sony and Verizon, as well as regional and local companies. During the twelve months ended November 30, 2013, 88 of the top 100 advertisers in the United States (as determined by Kantar Media Intelligence) were our customers. As a result of our diverse base of customers, in the United States, no single industry contributed more than 10% of our revenues and no single customer contributed more than 1.7% of our revenues during the year ended December 31, 2013.

As of December 31, 2013, we had 373 digital billboard displays in the United States. The majority of our digital billboard displays have been converted from traditional static billboard displays. Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy. Digital billboard displays have the potential to attract additional business from both new and existing customers. We believe that digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. In addition, digital billboard displays enable us to run multiple advertisements on each display (up to eight per minute). As a result, digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits and cash flows than traditional static billboard displays. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in each of 2012 and 2013, for a total investment of $73.1 million.

We generally (i) own the physical billboard structures on which we display advertising copy for our customers, (ii) hold the legal permits to display advertising thereon and (iii) lease the underlying sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. We estimate that approximately 75% of our billboard structures in the United States are “legal nonconforming” billboards, meaning they were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. We have a highly diversified portfolio of advertising sites. As of December 31, 2013, we had approximately 23,100 lease agreements with approximately 18,800 different landlords. A substantial number of these lease agreements allow us to abate rent and/or terminate the lease agreement in certain circumstances, which may include where the structure is obstructed, where there is a change in traffic flow and/or where the advertising value of the sign structure is otherwise impaired, providing us with flexibility in renegotiating the terms of our leases with landlords.

We manage our business through the following two segments:

United States.  As of December 31, 2013, we had approximately 330,000 advertising displays in the United States, including the largest number of advertising displays of any out-of-home advertising company operating in the 25 largest markets in the United States. For the year ended December 31, 2013, our United States segment generated 20% of its revenues in the New York City metropolitan area and 12% in the Los Angeles metropolitan area. For the year ended December 31, 2013, our United States segment generated revenues of $1.13 billion and Adjusted OIBDA of $406.4 million.

International.  Our International segment includes our operations in Canada and Latin America, including Mexico, Argentina, Brazil, Chile and Uruguay. We are one of the largest out-of-home advertising companies in Canada and have significant scale in Mexico and across the other countries in which we operate in Latin America. As of December 31, 2013, we had approximately 26,200 advertising displays in our International segment, including approximately 14,400 in Canada. For the year ended December 31, 2013, our International segment generated revenues of $163.9 million and Adjusted OIBDA of $29.1 million.

The following table sets forth our results of operations.

	Year Ended December 31,
	2013	2012	2011

Revenues:
Billboard	$925.7	$913.6	$894.2
Transit and other	368.3	371.0	382.9
Total revenues	1,294.0	1,284.6	1,277.1
Expenses:
Operating	686.9	700.1	689.4
Selling, general and administrative	199.8	181.8	178.4
Restructuring charges	—	2.5	3.0
Net (gain) loss on dispositions	(27.3)	2.2	2.0
Depreciation	104.5	105.9	109.0
Amortization	91.3	90.9	102.9
Total expenses	1,055.2	1,083.4	1,084.7
Operating income	238.8	201.2	192.4
Other income (expense), net	(1.2)	(1.0)	.8
Income before income taxes and equity in earnings of investee companies	237.6	200.2	193.2
Provision for income taxes	(96.6)	(89.0)	(87.8)
Equity in earnings of investee companies, net of tax	2.5	2.2	1.7
Net income	$143.5	$113.4	$107.1

Revenues.

We derive revenues primarily from providing advertising space to customers on our advertising structures and sites. Our contracts with customers generally cover periods ranging from four weeks to one year. Revenues from billboard displays are recognized as rental income on a straight-line basis over the contract term. Transit and other revenues are recognized as earned, which is typically ratably over the contract period. For space provided to advertisers through the use of an advertising agency whose commission is calculated based on a stated percentage of gross advertising spending, our revenues are reported net of agency commissions.

Expenses.

Operating Expenses.  Our major categories of operating expenses are as follows:

Billboard property lease expenses.  These expenses reflect the cost of leasing the real property on which our billboards are mounted. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. Rental expenses are comprised of a fixed monthly amount and under certain agreements, also include contingent rent, which varies based on the revenues we generate from the leased site. Property leases are generally paid in advance for periods ranging from one to twelve months. The fixed rent is expensed evenly over the contract term and the contingent rent is expensed as it becomes probable, which is consistent with when the related revenues are recognized.

Transit franchise expenses.  These expenses reflect costs charged by municipalities and transit operators under transit advertising contracts and are generally calculated based on a percentage of the revenues we generate under the contract, with a minimum guarantee. The costs that are determined based on a percentage of revenues are expensed as incurred when the related revenues are recognized, and the minimum guarantee is expensed over the contract term.

Posting, maintenance and other site-related expenses. These expenses primarily reflect costs associated with posting and rotation, materials, repairs and maintenance, utilities and property taxes.

Selling, General and Administrative Expenses. Our selling, general and administrative (“SG&A”) expenses include selling costs, employee compensation and other costs for back office support. During 2014, we expect increased SG&A expenses associated with services previously provided by CBS as well as for additional public company expenses that did not apply to us historically.

Depreciation.  Our depreciation primarily relates to our advertising structures which are depreciated over the shorter of the contract term or useful life. Depreciation also relates to furniture, equipment, buildings and improvements.

Amortization.  Our intangible assets subject to amortization are primarily comprised of acquired permits and leasehold agreements and franchise agreements which grant us the right to operate out-of-home advertising structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Amortization also includes the amortization of direct lease acquisition costs, which are variable commissions directly associated with billboard revenues. These costs are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year.

Analysis of Operations—2013 vs. 2012 and 2012 vs. 2011

Revenues.  For 2013, total revenues increased $9.4 million, or 1%, to $1.29 billion from $1.28 billion in 2012. Our “same-site” revenues, which exclude the impact of new billboards and transit agreements, as well as divested billboards and the nonrenewal of transit agreements, increased 1% compared to the prior year.

Total billboard revenues increased $12.1 million, or 1%, to $925.7 million in 2013 from $913.6 million in 2012, principally driven by an increase in the number of digital billboard displays, which were mainly converted from static displays, to approximately 390 at December 31, 2013 from approximately 280 at December 31, 2012. Revenues generated from billboard displays that were digital at December 31, 2013, were $74.3 million for 2013, an increase of $13.0 million, or 21%, compared to revenues on the same billboard displays (whether static or digital) for the comparable prior-year period. Billboard revenue growth also reflects higher average rates in the United States, partially offset by lower political advertising in Mexico due to the presidential election in 2012, a decline in Canada and the negative impact of foreign exchange rate changes. Billboard occupancy in the United States in 2013 was comparable to 2012.

For 2013, total transit and other revenues decreased $2.7 million, to $368.3 million from $371.0 million in 2012, driven by a decrease of $5.7 million attributable to the nonrenewal of several low-margin and unprofitable transit agreements in Canada, partially offset by growth in the United States attributable to higher average rates.

The following table presents a reconciliation of same-site revenues to total reported revenues. Same-site revenues are adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for each of the years in their entirety, as a result of acquisitions, new agreements, divestitures, and nonrenewals (“noncomparable revenues”). We believe that adjusting revenues to exclude these items enables users of the financial statements to evaluate our performance on the same basis for both years presented.

Year Ended December 31,	2013	2012
Same-site revenues	$1,276.7	$1,261.5
Noncomparable revenues	17.3	23.1
Total revenues	$1,294.0	$1,284.6

For 2012, total revenues increased $7.5 million, or 1%, to $1.28 billion, compared to the prior year reflecting improvement in the economy, partially offset by the impact of the nonrenewal of certain contracts. Same-site revenues for 2012 increased 3% from 2011.

Total billboard revenues increased $19.4 million, or 2%, to $913.6 million in 2012 from $894.2 million in 2011, principally driven by an increase in the number of digital billboard displays, which were mainly converted from static displays, to approximately 280 at December 31, 2012 from approximately 170 at December 31, 2011. Revenues generated from billboard displays that were digital at December 31, 2012, were $57.4 million for 2012, an increase of $14.6 million, or 34%, compared to revenues on the same billboard displays (whether static or digital) for the comparable prior-year period. Billboard revenue growth also reflects increased occupancy in the United States and higher political advertising in Mexico due to the presidential election in 2012, partially offset by the negative impact of foreign exchange rate changes.

Total transit and other revenues decreased $11.9 million, or 3%, to $371.0 million in 2012 from $382.9 million in 2011, driven by the nonrenewal of several transit contracts with municipalities, mainly with the Toronto Transit Commission, which was partially offset by new transit contracts with the New York Metropolitan Transportation Authority (“MTA”) to operate certain digital transit displays in New York City. In aggregate, the nonrenewal and addition of new transit agreements resulted in a net decrease to transit and other revenues of eight percentage points. Absent these additional and nonrenewed agreements, underlying growth in transit revenues for 2012 mainly reflects increased occupancy.

The following table presents a reconciliation of same-site revenues to total reported revenues. Same-site revenues are adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for each of the years in their entirety, as a result of acquisitions, new agreements, divestitures, and nonrenewals.

Year Ended December 31,	2012	2011
Same-site revenues	$1,253.6	$1,217.0
Noncomparable revenues	31.0	60.1
Total revenues	$1,284.6	$1,277.1

Operating Expenses.  For 2013, operating expenses decreased $13.2 million, or 2%, to $686.9 million from $700.1 million in 2012, and for 2012 increased $10.7 million, or 2%, to $700.1 million from $689.4 million in 2011.

The table below presents our operating expenses by type.

Year Ended December 31,	2013	2012	Increase/(Decrease) 2013 vs. 2012		2011	Increase/(Decrease) 2012 vs. 2011
Billboard property lease	$285.4	$279.0	$6.4	2%	$272.2	$6.8	2%
Transit franchise	197.1	203.8	(6.7)	(3)	208.1	(4.3)	(2)
Posting, maintenance and other site-related	195.6	207.8	(12.2)	(6)	198.5	9.3	5
Other	8.8	9.5	(.7)	(7)	10.6	(1.1)	(10)
Total operating expenses	$686.9	$700.1	$(13.2)	(2)%	$689.4	$10.7	2%

Billboard property lease expenses represented 42%, 40%, and 39% of total operating expenses for 2013, 2012 and 2011, respectively. Billboard property lease expenses increased $6.4 million, or 2%, to $285.4 million in 2013 from $279.0 million in 2012, principally due to higher contractual rent from lease renewals and higher contingent rent expenses associated with increased billboard revenues. Billboard property lease expenses increased $6.8 million, or 2%, to $279.0 million in 2012 from $272.2 million in 2011, principally due to higher contingent rent expenses associated with the increase in billboard revenues. Billboard property lease expenses represented 31% of billboard revenues in each of 2013 and 2012, and represented 30% of billboard revenues in 2011.

Transit franchise expenses represented 29% of total operating expenses in each of 2013 and 2012, and represented 30% of total operating expenses for 2011. Transit franchise expenses decreased $6.7 million, or 3%, to $197.1 million in 2013 from $203.8 million in 2012, principally driven by cost reductions upon the renewal of a transit contract in Los Angeles at more favorable terms and the nonrenewal of several low margin and unprofitable transit agreements, mainly in Canada, partially offset by higher revenue-sharing expenses in the United States associated with the increase in the related transit and other revenues. For 2012, transit franchise expenses decreased $4.3 million, or 2%, to $203.8 million from $208.1 million in 2011, principally driven by the nonrenewal of the contract with the Toronto Transit Commission, partially offset by higher revenue-sharing expenses in the United States associated with the increase in transit and other revenues. Transit franchise expenses represented 60% of transit revenues in 2013 and 61% of transit revenues in each of 2012 and 2011.

Posting, maintenance and other site-related expenses represented 28%, 30%, and 29% of total operating expenses for 2013, 2012 and 2011, respectively. Posting, maintenance and other site-related expenses decreased $12.2 million, or 6%, to $195.6 million in 2013 from $207.8 million in 2012, principally due to a tax imposed on the billboard industry in Toronto, which resulted in a one-time retroactive payment of $7.9 million in 2012 and lower direct costs for compensation in 2013. For 2012, posting, maintenance and other site-related expenses increased $9.3 million, or 5%, to $207.8 million from $198.5 million in 2011, principally due to the aforementioned Toronto billboard tax which resulted in a $12.4 million expense in 2012. This increase was partially offset by cost decreases associated with foreign exchange rate changes.

Selling, General and Administrative Expenses.  SG&A expenses represented 15% of revenues in 2013 and 14% of revenues in each of 2012 and 2011. SG&A expenses increased $18.0 million, or 10%, to $199.8 million in 2013 from $181.8 million in 2012, primarily reflecting professional fees of $7.3 million associated with matters related to our expected election and qualification to be taxed as a REIT, incremental costs of $5.2 million related to our preparation to operate as a stand-alone public company, and other increases in professional fees. For 2012, SG&A expenses increased $3.4 million, or 2%, to $181.8 million from $178.4 million in 2011, principally reflecting higher employee compensation expenses, including benefits.

Restructuring Charges.  During 2012 and 2011, in efforts to reduce our cost structure, we recorded restructuring charges of $2.5 million and $3.0 million, respectively, primarily in the United States segment. The charges principally reflect severance costs associated with the elimination of positions across various departments. There were no restructuring charges in 2013.

Net (Gain) Loss on Dispositions.  Net gain on dispositions in 2013 was $27.3 million, which included a gain of $9.8 million from the disposition of most of our billboards in Salt Lake City in exchange for billboards in New Jersey and a gain of $17.5 million associated with the disposition of our transit shelter operations in Los Angeles. During 2013, we sold 50% of our transit shelter operations in Los Angeles, and we and the buyer each subsequently contributed our respective 50% interests in these operations to a 50/50 joint venture we own together.

During 2012 and 2011, we recorded a net loss from dispositions of $2.2 million and $2.0 million, respectively.

Depreciation.  For 2013, depreciation decreased $1.4 million, or 1%, to $104.5 million from $105.9 million in 2012. For 2012, depreciation decreased $3.1 million, or 3%, to $105.9 million from $109.0 million in 2011. Both of these decreases were principally driven by lower depreciation associated with disposed billboards.

Amortization.  For 2013, amortization increased $.4 million to $91.3 million from $90.9 million in 2012. For 2012, amortization decreased $12.0 million, or 12%, to $90.9 million from $102.9 million in 2011, principally a result of certain leasehold agreements becoming fully amortized. During 2013, 2012 and 2011, direct lease acquisition costs of $30.8 million, $31.4 million and $32.1 million, respectively, were capitalized and $30.9 million, $31.1 million and $32.1 million, respectively, were amortized.

Other Income (Expense), Net.  For all the years presented “Other income (expense), net” primarily reflects foreign exchange gains and losses.

Provision for Income Taxes.  Our income tax provisions as presented herein are calculated on a separate tax return basis, even though our U.S. operating results are included in the consolidated federal and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision and related tax accounts in the combined consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company.

The provision for income taxes represents federal, state, local and foreign income taxes on income before taxes and equity in earnings of investee companies. The provision for income taxes was $96.6 million in 2013, $89.0 million in 2012 and $87.8 million in 2011, reflecting an effective income tax rate of 40.7% in 2013, 44.5% in 2012 and 45.4% in 2011. The decrease in the effective tax rate for 2013 was primarily driven by lower state taxes resulting from changes in state tax legislation.

Equity in Earnings of Investee Companies, Net of Tax.  Equity in earnings of investee companies, net of tax of $2.5 million in 2013, $2.2 million for 2012 and $1.7 million for 2011 reflects our share of the operating results of our 50% owned joint ventures, which consists of two out-of-home advertising companies that operate transit shelters in Los Angeles and Vancouver.

Net Income.  We reported net income of $143.5 million in 2013, $113.4 million in 2012 and $107.1 million in 2011. The increases in net income were mainly driven by revenue growth.

Segment Results of Operations—For the Years Ended December 31, 2013, 2012 and 2011

The following tables present our revenues, Adjusted OIBDA, operating income (loss) and depreciation and amortization by segment, for each of the years ended December 31, 2013, 2012 and 2011. We present Adjusted OIBDA as the primary measure of profit and loss for our operating segments in accordance with Financial Accounting Standards Board (“FASB”) guidance for segment reporting. We believe the presentation of Adjusted OIBDA is relevant and useful for users of our financial statements because it allows the users to view segment performance in a manner similar to the primary method used by our management and enhances their ability to understand our operating performance.

Year Ended December 31,	2013	2012	2011
Revenues:
United States	$1,130.1	$1,098.6	$1,051.5
International	163.9	186.0	225.6
Total revenues	$1,294.0	$1,284.6	$1,277.1

Year Ended December 31,	2013	2012	2011
Adjusted OIBDA:
United States	$406.4	$385.4	$364.7
International	29.1	30.5	57.2
Corporate	(28.2)	(13.2)	(12.6)
Total Adjusted OIBDA	407.3	402.7	409.3
Restructuring charges	—	(2.5)	(3.0)
Net gain (loss) on dispositions	27.3	(2.2)	(2.0)
Depreciation	(104.5)	(105.9)	(109.0)
Amortization	(91.3)	(90.9)	(102.9)
Operating income	238.8	201.2	192.4
Other income (expense), net	(1.2)	(1.0)	.8
Income before income taxes and equity in earnings of investee companies	237.6	200.2	193.2
Provision for income taxes	(96.6)	(89.0)	(87.8)
Equity in earnings of investee companies, net of tax	2.5	2.2	1.7
Net income	$143.5	$113.4	$107.1

Year Ended December 31,	2013	2012	2011
Operating income (loss):
United States	$267.1	$216.4	$192.2
International	(.1)	(2.0)	12.8
Corporate	(28.2)	(13.2)	(12.6)
Total operating income	$238.8	$201.2	$192.4

Year Ended December 31,	2013	2012	2011
Depreciation and amortization:
United States	$166.8	$165.6	$168.2
International	29.0	31.2	43.7
Total depreciation and amortization	$195.8	$196.8	$211.9

United States.  Our United States segment contributed 87% to total revenues in 2013, 86% to total revenues in 2012 and 82% to total revenues in 2011.

2013 vs. 2012

Year Ended December 31,	2013	2012
Same-site revenues	$1,112.8	$1,083.2
Noncomparable revenues	17.3	15.4
Total revenues	1,130.1	1,098.6
Operating and SG&A expenses	(723.7)	(713.2)
Adjusted OIBDA	406.4	385.4
Restructuring charges	—	(1.8)
Net gain (loss) on dispositions	27.5	(1.6)
Depreciation and amortization	(166.8)	(165.6)
Operating income	$267.1	$216.4

For 2013, total United States revenues increased $31.5 million, or 3%, to $1.13 billion from $1.10 billion in 2012. Revenues from United States billboards increased $25.9 million, or 3%, to $796.6 million in 2013 from $770.7 million in 2012, reflecting growth attributable to the conversion of traditional static billboard displays to digital billboard displays, and an increase in average rates. Total revenue growth was led by increases in our New York City and San Francisco markets, which increased 3% and 10%, respectively. Revenues generated from billboard displays that were digital at December 31, 2013 were $72.7 million in 2013, an increase of $12.3 million, or 20%, compared with revenues on the same billboard displays (whether static or digital) in 2012. At December 31, 2013, there were 373 digital billboard displays in the United States, compared to 277 at December 31, 2012. Transit and other revenues in the United States increased $5.6 million, or 2%, to $333.5 million in 2013 from $327.9 million in 2012, reflecting an increase in average rates.

For 2013, United States operating and SG&A expenses increased $10.5 million, or 1%, to $723.7 million from $713.2 million in 2012. United States billboard property lease costs increased 4%, primarily reflecting higher contingent rent associated with the increase in revenues and higher contractual rent from lease renewals. United States transit franchise expenses decreased 2%, primarily reflecting cost reductions upon the renewal of a transit contract in Los Angeles at more favorable terms, partially offset by higher revenue-sharing expense associated with the increase in transit and other revenues. In the United States, billboard property lease expenses represented 29% and 30% of billboard revenues in 2013 and 2012, respectively, and transit franchise expenses represented 63% of transit revenues in each of 2013 and 2012.

For 2013, United States Adjusted OIBDA increased $21.0 million, or 5%, to $406.4 million from $385.4 million in 2012 and the Adjusted OIBDA margin increased to 36% in 2013 from 35% in 2012. Net gain on dispositions in 2013 was $27.5 million, which included a gain of $9.8 million from the disposition of most of our billboards in Salt Lake City in exchange for billboards in New Jersey and $17.5 million associated with the disposition of our transit shelter operations in Los Angeles. During 2013, we sold 50% of our transit shelter operations in Los Angeles, and we and the buyer each subsequently contributed our respective 50% interests in these operations to a 50/50 joint venture we own together.

2012 vs. 2011

Year Ended December 31,	2012	2011
Same-site revenues	$1,075.1	$1,032.4
Noncomparable revenues	23.5	19.1
Total revenues	1,098.6	1,051.5
Operating and SG&A expenses	(713.2)	(686.8)
Adjusted OIBDA	385.4	364.7
Restructuring charges	(1.8)	(2.2)
Net loss on dispositions	(1.6)	(2.1)
Depreciation and amortization	(165.6)	(168.2)
Operating income	$216.4	$192.2

For 2012, total United States revenues increased $47.1 million, or 4%, to $1.10 billion from $1.05 billion in 2011, primarily reflecting the conversion of additional traditional static billboard displays to digital billboard displays, which generate more revenues than traditional static billboard displays, and improvement in the economy. Total revenue growth was led by increases in our two largest markets, New York City and Los Angeles, which increased 11% and 4%, respectively. Revenues from United States billboards increased $23.9 million, or 3%, to $770.7 million in 2012 from $746.8 million in 2011, reflecting higher pricing and occupancy rates and growth attributable to an increase in the number of digital billboard displays to 277 at December 31, 2012 from 173 at December 31, 2011. Revenues generated from billboard displays that were digital at December 31, 2012 were $57.4 million for 2012, an increase of $14.6 million, or 34%, compared to revenues on the same billboard displays (whether static or digital) for the comparable prior-year period. Transit and other revenues in the United States increased $23.2 million, or 8%, to $327.9 million in 2012 from $304.7 million in 2011, principally driven by new contracts with the New York MTA to operate certain digital displays in New York City and an increase in occupancy.

For 2012, United States operating and SG&A expenses increased $26.4 million, or 4%, to $713.2 million from $686.8 million in 2011. United States billboard property lease costs increased 3%, primarily reflecting higher contingent rent expenses associated with the increase in billboard revenues. United States transit franchise expenses increased 9%, primarily reflecting higher revenue sharing expenses in the United States associated with the increase in the related transit and other revenues. In the United States, billboard property lease expenses represented 30% of billboard revenues and transit franchise expenses represented 63% of transit revenues in each of 2012 and 2011.

For 2012, United States Adjusted OIBDA increased $20.7 million, or 6%, to $385.4 million from $364.7 million in 2011 primarily driven by the aforementioned revenue growth. For the United States, the Adjusted OIBDA margin was 35% in each of 2012 and 2011.

International.  Our international segment contributed 13% to total revenues in 2013, 14% to total revenues in 2012 and 18% to total revenues in 2011.

2013 vs. 2012

Year Ended December 31,	2013	2012
Same-site revenues	$163.9	$178.3
Noncomparable revenues	—	7.7
Total revenues	163.9	186.0
Operating and SG&A expenses	(134.8)	(155.5)
Adjusted OIBDA	29.1	30.5
Restructuring charges	—	(.7)
Net loss on dispositions	(.2)	(.6)
Depreciation and amortization	(29.0)	(31.2)
Operating income (loss)	$(.1)	$(2.0)

For 2013, total International revenues decreased $22.1 million, or 12%, to $163.9 million from $186.0 million in 2012. In constant dollars, which reflects revenues for the prior-year period translated based on foreign exchange rates during the current year period, total International revenues decreased 10%. Same-site revenues for our International segment decreased 8%, reflecting a decline in Canada associated with the residual impact from the nonrenewal of transit contracts in prior periods and lower political advertising revenues in Mexico due to the presidential election in 2012.

For 2013, International operating and SG&A expenses decreased $20.7 million, or 13%, to $134.8 million from $155.5 million in 2012, primarily driven by lower expenses from the nonrenewal of several low-margin and unprofitable contracts, a tax imposed on the billboard industry in Toronto, which included a one-time retroactive payment of $7.9 million in 2012, and the effect of foreign exchange rates.

For 2013, International Adjusted OIBDA decreased $1.4 million, or 5%, to $29.1 million from $30.5 million in 2012, driven by the decline in same-site revenues partially offset by the aforementioned impact from the tax imposed on the billboard industry in Toronto.

2012 vs. 2011

Year Ended December 31,	2012	2011
Same-site revenues	$178.5	$184.6
Noncomparable revenues	7.5	41.0
Total revenues	186.0	225.6
Operating and SG&A expenses	(155.5)	(168.4)
Adjusted OIBDA	30.5	57.2
Restructuring charges	(.7)	(.8)
Net (loss) gain on dispositions	(.6)	.1
Depreciation and amortization	(31.2)	(43.7)
Operating income (loss)	$(2.0)	$12.8

For 2012, total International revenues decreased $39.6 million, or 18%, to $186.0 million from $225.6 million in 2011 principally reflecting the nonrenewal of contracts in Canada, primarily with the Toronto Transit Commission, and the negative impact of foreign exchange rate changes. In constant dollars, total International revenues decreased 15%. Same-site revenues for our International segment decreased 3% reflecting the negative impact of foreign exchange rate changes.

For 2012, International operating and SG&A expenses decreased $12.9 million, or 8%, to $155.5 million from $168.4 million in 2011, principally reflecting cost decreases from the nonrenewal of transit contracts in Canada and the effect of foreign exchange rate changes, partially offset by a tax imposed on the outdoor billboard industry in Toronto which resulted in a $12.4 million payment in 2012, including a one-time retroactive payment of $7.9 million.

For 2012, International Adjusted OIBDA decreased $26.7 million, or 47%, to $30.5 million from $57.2 million in 2011, principally driven by the nonrenewal of transit contracts and the aforementioned tax imposed on the billboard industry in Toronto. International depreciation and amortization decreased $12.5 million to $31.2 million in 2012 from $43.7 million in 2011, principally resulting from certain leasehold agreements becoming fully amortized.

Corporate.  Corporate expenses primarily include expenses associated with employees who provide centralized services, as well as our total stock-based compensation expense. Corporate expenses were $28.2 million for 2013, $13.2 million for 2012 and $12.6 million for 2011. The increase in corporate expenses in 2013 was primarily due to higher professional fees, which included professional fees of $7.3 million associated with matters related to our expected election and qualification to be taxed as a REIT, incremental costs of $5.2 million related to our preparation to operate as a stand-alone public company and higher employee compensation expenses, including benefits. Corporate expenses included stock-based compensation expense of $7.5 million, $5.7 million, and $5.0 million for 2013, 2012 and 2011, respectively.

Quarterly Financial Data

Our revenues and profits experience seasonality due to seasonal advertising patterns and influences on advertising markets. Typically, our revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season.

The following tables present our quarterly results, by segment, for the years ended December 31, 2013 and 2012.

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$245.2	$285.9	$296.5	$302.5	$1,130.1
International	34.0	46.8	41.7	41.4	163.9
Total revenues	$279.2	$332.7	$338.2	$343.9	$1,294.0
Adjusted OIBDA:
United States	$80.1	$106.4	$113.7	$106.2	$406.4
International	.6	11.6	7.8	9.1	29.1
Corporate	(6.9)	(6.5)	(8.0)	(6.8)	(28.2)
Total Adjusted OIBDA	73.8	111.5	113.5	108.5	407.3
Net gain (loss) on dispositions	9.8 (a)	(.1)	.1	17.5 (b)	27.3
Depreciation	(26.0)	(25.9)	(26.4)	(26.2)	(104.5)
Amortization	(22.9)	(22.7)	(22.6)	(23.1)	(91.3)
Total operating income	$34.7	$62.8	$64.6	$76.7	$238.8
Operating income (loss):
United States	$48.2	$65.2	$72.0	$81.7	$267.1
International	(6.6)	4.1	.6	1.8	(.1)
Corporate	(6.9)	(6.5)	(8.0)	(6.8)	(28.2)
Total operating income	$34.7	$62.8	$64.6	$76.7	$238.8

Net income	$19.9	$36.4	$37.2	$50.0	$143.5

(a)	During the first quarter of 2013, we exchanged most of our billboards in Salt Lake City for billboards in New Jersey, resulting in a gain of $9.8 million.

(b)	During the fourth quarter of 2013, we sold 50% of our transit shelter operations in Los Angeles, and we and the buyer each subsequently contributed our respective 50% interests in these operations to a 50/50 joint venture we own together. This transaction resulted in a gain of $17.5 million.

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$244.6	$281.7	$284.9	$287.4	$1,098.6
International	41.3	49.7	46.6	48.4	186.0
Total revenues	$285.9	$331.4	$331.5	$335.8	$1,284.6
Adjusted OIBDA:
United States	$76.7	$101.9	$108.1	$98.7	$385.4
International	5.9	13.3	11.0	.3	30.5
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)
Total Adjusted OIBDA	79.6	112.1	115.6	95.4	402.7
Restructuring charges	—	(.5)	(1.9)	(.1)	(2.5)
Net loss on dispositions	(.8)	(.7)	(.3)	(.4)	(2.2)
Depreciation	(26.5)	(26.8)	(26.7)	(25.9)	(105.9)
Amortization	(22.1)	(22.8)	(23.0)	(23.0)	(90.9)
Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2
Operating income (loss):
United States	$35.1	$59.3	$64.5	$57.5	$216.4
International	(1.9)	5.1	2.7	(7.9)	(2.0)
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)
Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2

Net income	$18.7	$37.2	$38.7	$18.8	$113.4

Financial Position

December 31, 2013 vs. December 31, 2012.  Current assets increased by $2.2 million, reflecting a $9.6 million higher cash balance, which was partially offset by a decrease in other prepaid expenses of $6.3 million. The allowance for doubtful accounts as a percentage of receivables decreased to 8.1% at December 31, 2013 from 9.9% at December 31, 2012, reflecting the write-off of certain receivables in litigation. Of the total allowance of $15.7 million at December 31, 2013 and $19.3 million at December 31, 2012, $7.5 million and $10.9 million, respectively, was recorded to fully reserve receivables in litigation, which often take many years to resolve. For those receivables not in litigation, the balance of the allowance was 4.2% of such gross receivables at December 31, 2013 and 4.3% at December 31, 2012.

Net property and equipment, which is mainly comprised of advertising structures, decreased by $52.5 million to $755.4 million at December 31, 2013 from $807.9 million at December 31, 2012, primarily reflecting depreciation expense of $104.5 million and foreign currency translation adjustments, partially offset by capital expenditures of $58.2 million and the acquisition of billboards in New Jersey.

Our intangible assets are primarily comprised of acquired permit and leasehold agreements and franchise agreements which grant us the right to operate out-of-home structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Intangible assets of $364.4 million at December 31, 2013 decreased $55.6 million from $420.0 million at December 31, 2012, primarily reflecting amortization expense, partially offset by the acquisition of billboards in New Jersey.

Current liabilities increased by $6.6 million to $212.2 million at December 31, 2013 from $205.6 million at December 31, 2012, primarily due to an increase in accounts payable and deferred revenues, partially offset by lower accrued compensation reflecting the timing of payments.

Cash Flows

Prior to the Formation Borrowings, we participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefitted from the positive cash flow we generated, and CBS also provided us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. On January 31, 2014, at the time of the Formation Borrowings, our participation in CBS’s centralized cash management system ceased. See “—Liquidity and Capital Resources.”

Year Ended December 31, 2013 vs. December 31, 2012 and December 31, 2012 vs. December 31, 2011

In 2013, cash and cash equivalents increased by $9.6 million to $29.8 million at December 31, 2013; in 2012, cash and cash equivalents decreased by $17.4 million to $20.2 million at December 31, 2012; and in 2011, cash and cash equivalents increased by $18.6 million to $37.6 million at December 31, 2011. The changes in cash and cash equivalents were as follows:

Year Ended December 31,	2013	2012	2011
Cash provided by operating activities	$278.4	$311.3	$342.1
Cash used for investing activities	(41.0)	(53.5)	(52.7)
Cash used for financing activities	(227.0)	(277.0)	(267.3)
Effect of exchange rate changes on cash and cash equivalents	(.8)	1.8	(3.5)
Net increase (decrease) in cash and cash equivalents	$9.6	$(17.4)	$18.6

Operating Activities.  In 2013, cash provided by operating activities decreased $32.9 million to $278.4 million from $311.3 million in 2012. This decrease was principally driven by lower collections, mainly in international regions resulting from a decrease in revenues and the timing of collections, as well as higher operating cash taxes due to an increase in domestic pre-tax income. In 2012, cash provided by operating activities decreased $30.8 million to $311.3 million from $342.1 million in 2011, as the increase in operating income was more than offset by higher assumed income tax payments.

Historically we have been a part of the consolidated federal and certain state and local income tax returns filed by CBS. Our assumed income tax payments reflected in the Combined Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis, with us as the taxpayer. Assumed cash payments for income taxes of $112.8 million, $96.5 million and $50.9 million in 2013, 2012 and 2011, respectively, include operating cash taxes of $118.6 million, $99.4 million and $53.2 million, respectively, offset by excess tax benefits from stock-based compensation of $5.8 million, $2.9 million and $2.3 million, respectively, which are presented as cash flows from financing activities. For 2013, assumed cash payments for income taxes increased $16.3 million to $112.8 million from $96.5 million in 2012, principally driven by an increase in domestic pre-tax income. For 2012, assumed cash payments for income taxes increased $45.6 million to $96.5 million from $50.9 million in 2011, principally driven by an increase in domestic pre-tax income and a lower tax deduction for capital expenditures due to the expiration of a tax regulation that provided for a 100% upfront deduction for qualified capital expenditures.

Investing Activities.  In 2013, cash used for investing activities of $41.0 million consisted of payments for acquisitions of $11.5 million, mainly for billboards and intangible assets in New Jersey, and capital expenditures of $58.2 million, partially offset by proceeds from dispositions of $28.7 million, mainly from the disposition of billboards in Salt Lake City and the sale of 50% of our transit shelter operations in Los Angeles. In 2012, cash used for investing activities of $53.5 million primarily includes capital expenditures of $53.6 million. In 2011, cash used for investing activities of $52.7 million principally reflected capital expenditures of $45.6 million and acquisitions of $7.9 million, primarily for permit and leasehold agreements.

The following table presents our capital expenditures.

Year Ended December 31,	2013	2012	2011
Growth:
Digital	$25.9	$27.7	$19.5
Other	8.8	9.9	10.8
Maintenance	23.5	16.0	15.3
Total capital expenditures	$58.2	$53.6	$45.6

For 2013, capital expenditures increased $4.6 million to $58.2 million from $53.6 million in 2012, due primarily to additional expenditures to improve the quality or extend the lives of our United States billboards and other fixed assets. For 2012, capital expenditures increased $8.0 million to $53.6 million from $45.6 million in 2011, principally driven by growth associated with the conversion of additional traditional static billboards to digital billboards.

For 2014, we expect our capital expenditures to be approximately $65 million. The increase over 2013 will primarily be driven by growth in digital billboard displays.

Financing Activities.  Cash used for financing activities of $227.0 million in 2013, $277.0 million in 2012 and $267.3 million in 2011, principally reflected net cash distributions to CBS of $232.6 million, $279.7 million and $269.4 million, respectively.

Capital Structure

Our long-term debt at January 31, 2014 is as follows:

At January 31, 2014
Term Loan, due 2021, net of discount	$798.0
5.250% Senior Notes due 2022	400.0
5.625% Senior Notes due 2024	400.0
Total long-term debt	$1,598.0

On January 31, 2014, we entered into the Senior Credit Facilities, which include the $800 million Term Loan due 2021 and the $425 million Revolving Credit Facility, which matures in 2019. On January 31, 2014, we borrowed the full amount of the Term Loan and there were no outstanding borrowings under the Revolving Credit Facility. The Senior Credit Facilities are governed by a credit agreement, dated as of January 31, 2014 (the “Credit Agreement”), among our wholly owned subsidiaries, CBS Outdoor Americas Capital LLC (“Capital LLC”) and CBS Outdoor Americas Capital Corporation (“Finance Corp.”), as borrowers, us and the other guarantors from time to time party thereto, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto.

All obligations under the Senior Credit Facilities are unconditionally guaranteed by us and our material existing and future direct and indirect wholly owned domestic subsidiaries (except the borrowers under the Senior Credit Facilities), subject to certain exceptions. All obligations under the Senior Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of the borrowers and the guarantors under the Senior Credit Facilities, including a first-priority pledge in favor of Citibank, N.A., as collateral agent, of all of the capital stock of our subsidiaries directly held by the borrowers and the guarantors under the Senior Credit Facilities (which pledge, in the case of the capital stock of foreign subsidiaries, will be limited to 66% of the voting capital stock and 100% of the non-voting capital stock of each first-tier foreign subsidiary).

The collateral agent is an affiliate of one of the underwriters in this offering. Upon certain events of default, the collateral agent will be entitled to exercise the rights afforded to a secured party under, and subject to the limitations of, applicable law (including applicable bankruptcy or insolvency law), including, but not limited to, receiving dividends or other distributions on, exercising voting and consensual rights and powers with respect to, and/or registering in its own name as pledgee any pledged capital stock.

The Term Loan bears interest at a per annum rate equal to 2.25% plus the greater of the London Interbank Offered Rate (“LIBOR”) or 0.75%. The interest rate on the Term Loan was 3.00% per annum at January 31, 2014. Borrowing rates under the Revolving Credit Facility are based on LIBOR plus a margin based on our consolidated net secured leverage ratio, which is the ratio of (i) our consolidated secured debt (less up to $150 million of unrestricted cash and cash equivalents) to (ii) our consolidated EBITDA (as defined in the Credit Agreement). Interest on the Term Loan and Revolving Credit Facility is payable at the end of each LIBOR period, but in no event less frequently than quarterly. We pay a commitment fee based on the amount of unused commitments under the Revolving Credit Facility.

The Credit Agreement contains certain customary affirmative and negative covenants, representations and warranties and events of default. The occurrence of an event of default under the Credit Agreement could result in the termination of the commitments under the Revolving Credit Facility and the acceleration of all outstanding borrowings under the Senior Credit Facilities and could cause a cross-default that could result in the acceleration of other indebtedness, including the full principal amount of the Senior Notes. The terms of the Revolving Credit Facility require us to maintain a maximum consolidated net secured leverage ratio of 3.50 to 1.00, which will be increased to 4.00 to 1.00 upon the occurrence of the REIT election. As of December 31, 2013, on a pro forma basis after giving effect to the Formation Borrowings, we would have had a consolidated net secured leverage ratio of approximately 1.7 to 1.0.

We are permitted to prepay amounts outstanding under the Senior Credit Facilities at any time. If a prepayment of the Term Loan is made on or prior to July 31, 2014 as a result of certain refinancing or repricing transactions, we will be required to pay a fee equal to 1.00% of the principal amount of the obligations so refinanced or repriced. Subject to certain exceptions (including in certain cases, reinvestment rights), the Term Loan requires us to prepay certain amounts outstanding thereunder with the net cash proceeds of certain asset sales, certain casualty events and certain issuances of debt.

Also on January 31, 2014, Capital LLC and Finance Corp. issued $400 million aggregate principal amount of 5.250% senior notes due 2022 and $400 million aggregate principal amount of 5.625% senior notes due 2024. The Senior Notes were issued pursuant to an indenture dated as of January 31, 2014 among Capital LLC, Finance Corp., the Company and the other guarantors party thereto from time to time and Deutsche Bank Trust Company Americas, as trustee. The indenture governing the Senior Notes contains certain customary affirmative and negative covenants and events of default. The occurrence of an event of default under the indenture governing the Senior Notes could cause a cross-default that could result in the acceleration of other indebtedness, including all outstanding borrowings under the Senior Credit Facilities.

The Senior Notes were offered and sold in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of its direct and indirect subsidiaries that guarantees the Senior Credit Facilities. Interest on the Senior Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2014.

We may redeem some or all of the 5.250% senior notes due 2022 and 5.625% senior notes due 2024 at any time, or from time to time, on or after February 15, 2017 and February 15, 2019, respectively, at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to such dates we may redeem some or all of such notes subject to payment of a customary make-whole premium. In addition, prior to February 15, 2017, we may redeem up to 35% of the aggregate principal amount of each series of Senior Notes with the proceeds of certain equity offerings. In connection with the issuance of the Senior Notes, Capital LLC, Finance Corp., the Company and the other guarantors of the Senior Notes entered into a registration rights agreement dated as of January 31, 2014 with the initial purchasers of the Senior Notes (the “Notes Registration Rights Agreement”). Pursuant to the Notes Registration Rights Agreement, we have agreed to use our commercially reasonable best efforts to cause a registration statement to become effective with the SEC relating to an offer to exchange the Senior Notes for registered Senior Notes having substantially identical terms, or in certain cases, to register the Senior Notes for resale. If we are not in timely compliance with our obligations to register or exchange the Senior Notes pursuant to the terms of the Notes Registration Rights Agreement, we will be required to pay additional interest to the holders of the Senior Notes under certain circumstances.

As a result of the Formation Borrowings, described above, we incurred indebtedness of $1.6 billion, from which we received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, we transferred the Transferred Borrowing Proceeds of approximately $1.52 billion to a wholly owned subsidiary of CBS, which is an amount equal to the net proceeds of the Formation Borrowings less $50 million, which remained with us to use for corporate purposes and ongoing cash needs. See “Use of Proceeds.”

On January 31, 2014, we also entered into a Letter of Credit Facility, pursuant to which we may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80 million. After the first year, the Letter of Credit Facility will automatically extend for successive one-year periods unless either we or the issuing bank under it elect not to extend it. The same subsidiaries that guarantee the Senior Credit Facilities guarantee the Letter of Credit Facility, and the Letter of Credit Facility is secured on an equal and ratable basis by liens in the same collateral that secures the Senior Credit Facilities.

Liquidity and Capital Resources

We have generated cash flows from operating activities of $278.4 million in 2013, $311.3 million in 2012 and $342.1 million in 2011. Prior to the Formation Borrowings, we participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow we generated, and CBS also provided us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. On January 31, 2014, at the time of the Formation Borrowings, our participation in CBS’s centralized cash management system ceased.

We continually project anticipated cash requirements for our operating, investing and financing needs as well as cash flows generated from operating activities available to meet these needs. Our short-term cash requirements primarily include payments for operating leases, franchise rights and capital expenditures. After the completion of our Formation Borrowings, our short-term cash requirements also include payments for interest and after completion of this offering, our short-term cash requirements will also include payments for dividends. We believe that cash remaining on hand after completion of this offering of approximately $179.8 million, on a pro forma basis at December 31, 2013, as well as our operating cash flows and borrowing capacity under the Revolving Credit Facility, will be sufficient to fund our short-term cash needs.

For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, based on our historical operating results, we intend to pay an initial quarterly dividend of $0.37 per share. This dividend amount is based on our historical results of operations and cash flows, and our pro forma results of operations. We believe this financial information provides a reasonable basis to evaluate our ability to pay future dividends. We intend to maintain our initial quarterly dividend amount until the earlier of twelve months following completion of this offering or the effective date of our REIT election unless actual results of operations, economic conditions or other factors differ materially from our current assumptions. From and after the effective date of our REIT election, we intend to pay regular quarterly distributions to holders of our common stock in an amount not less than 100% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). In addition, if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, we intend to make one or more Purging Distribution(s) comprised of a combination of cash and stock.

We expect to retain approximately $150.0 million from the proceeds of the Formation Borrowings and this offering (see “Use of Proceeds”), which we will use for corporate purposes and ongoing cash needs and which we believe will provide us with sufficient liquidity to pay the cash portion of any Purging Distribution(s) if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Based on the initial public offering price of $28.00 per share, we currently estimate that the Purging Distribution(s) will total approximately $500.0 million, of which approximately 20% will be paid in cash and approximately 80% will be paid in shares of our common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from our current estimates based on a number of factors, including (1) the relative market capitalizations of our company and CBS, (2) the timing of our REIT election and the split-off (if any), (3) the financial performance of CBS, our company and our respective subsidiaries through the closing of the split-off (if any) and (4) for the share portion of our Purging Distribution(s), the per-share market value of our common stock at the time of distribution. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of our Purging Distribution(s) will be. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described under “Use of Proceeds” and “The Separation” (which could differ from the estimates disclosed herein).

In addition to the Purging Distribution(s) described above, our long-term cash needs will include principal payments on outstanding indebtedness and payments for acquisitions. Funding for long-term cash needs will come from our cash on hand after completion of the Formation Borrowings and this offering, operating cash flows, our ability to issue debt and equity securities, and borrowing capacity under the Revolving Credit Facility.

Contractual Obligations

As of December 31, 2013, our significant contractual obligations and payments due by period were as follows:

	Payments Due by Period
	Total	2014	2015-2016	2017-2018	2019 and thereafter
Guaranteed minimum franchise payments(a)	$331.3	$150.8	$119.9	$21.9	$38.7
Operating leases(b)	674.0	89.7	157.2	111.6	315.5
Total	$1,005.3	$240.5	$277.1	$133.5	$354.2

(a)	We have agreements with municipalities and transit operators which entitle us to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment. Franchise rights are generally paid monthly, or in some cases upfront at the beginning of the year.
(b)	Consists of noncancellable operating leases with terms in excess of one year for billboard sites, office space and equipment. Total future minimum payments of $674.0 million include $636.0 million for our billboard sites.

The above table excludes $4.0 million of reserves for uncertain tax positions and the related accrued interest and penalties, as we cannot reasonably predict the amount of and timing of cash payments relating to this obligation.

In 2014, we expect to contribute $4.1 million to our pension plans. Contributions to our pension plans were $3.8 million in 2013, $4.1 million in 2012 and $2.9 million in 2011.

In addition, as a result of the Formation Borrowings, we incurred long-term debt of $1.6 billion. The following table presents principal and interest payments related to this debt due by period. Interest on the Term Loan is variable. For illustrative purposes, we are assuming the interest rate on the Term Loan is 3.0% for all the periods which reflects our interest rate at January 31, 2014. An increase or decrease of 1/8% in our interest rate will change the annual interest expense by approximately $1.0 million. Payment terms on the Term Loan may vary. On the table below we assume interest is paid on a monthly basis.

		Payments Due by Period
	Total	2014	2015-2016	2017-2018	2019 and thereafter
Long-term debt	$1,600.0	$—	$—	$—	$1,600.0
Interest on long-term debt	562.8	56.4	135.0	135.0	236.4
Total	$2,162.8	$56.4	$135.0	$135.0	$1,836.4

Off-Balance Sheet Arrangements

We use letters of credit and surety bonds, which are indemnified by CBS, primarily as security against nonperformance in the normal course of business. The outstanding letters of credit and surety bonds approximated $78.3 million at December 31, 2013 and $79.6 million at December 31, 2012, and were not recorded on the Combined Consolidated Balance Sheets. Upon the renewal of our lease and franchise agreements, and upon the entry into new arrangements with respect to our letters of credit and surety bonds, our letters of credit and surety bonds will no longer be indemnified by CBS.

We may address our letter of credit needs under the Revolving Credit Facility, the Letter of Credit Facility or otherwise.

Critical Accounting Policies

The preparation of our financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates, which are based on historical experience and on various assumptions that we believe are reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

We consider the following accounting policies to be the most critical as they are significant to our financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. For a summary of our significant accounting policies see pages F-9 – F-12 of the notes to the combined consolidated financial statements.

•	Goodwill. We test goodwill for impairment on an annual basis and between annual tests should factors or indicators become apparent that would require an interim test. Goodwill is tested for impairment at the reporting-unit level. Each of our segments consists of two reporting units.

The first step of the goodwill impairment test examines whether the carrying value of a reporting unit exceeds its fair value. We compute the estimated fair value of each reporting unit by adding the present value of the estimated annual cash flows over a discrete projection period to the residual value of the business at the end of the projection period. This technique requires us to use significant estimates and assumptions such as growth rates, operating margins, capital expenditures and discount rates. The estimated growth rates, operating margins and capital expenditures for the projection period are based on our internal forecasts of future performance as well as historical trends. The residual value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rates are determined based on the average of the weighted average cost of capital of comparable entities. A downward revision of these assumptions would decrease the fair values of our reporting units. If the fair value of a reporting unit falls below its carrying value, we would then perform the second step of the goodwill impairment test to determine the amount of any noncash impairment charge. Such a charge could have a material effect on the statement of operations and balance sheet.

Based on our most recent impairment test, one reporting unit, with a goodwill balance of $37.4 million at December 31, 2013, had an estimated fair value that exceeded its carrying value by 16%. The fair value of each of the remaining three reporting units exceeded their respective carrying values by 20% or more.

•	Long-lived Assets. We report long-lived assets, including billboard advertising structures, other property, plant and equipment and intangible assets, at historical cost less accumulated depreciation and amortization. We depreciate or amortize these assets over their estimated useful lives, which generally range from five to 40 years. For billboard advertising structures, we estimate the useful lives based on the estimated economic life of the asset. Transit fixed assets are depreciated over the shorter of their estimated useful lives or the related contractual term. Our long-lived identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements, which grant us the right to operate out-of-home advertising structures in specified locations and the right to provide advertising displays on railroad and municipal transit properties. Our long-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which is the respective life of the agreement and in some cases includes an estimation for renewals, which is based on historical experience.

Long-lived assets subject to depreciation and amortization are also reviewed for impairment when events and circumstances indicate that the long-lived asset might be impaired, by comparing the forecasted undiscounted cash flows to be generated by those assets to the carrying values of those assets. The significant assumptions we use to determine the useful lives and fair values of long-lived assets include contractual commitments, regulatory requirements, future expected cash flows and industry growth rates, as well as future salvage values.

•	Asset Retirement Obligations. We record an asset retirement obligation for our estimated future legal obligation, upon termination or nonrenewal of a lease, associated with removing structures from the leased property and, when required by the contract, the cost to return the leased property to its original condition. These obligations are recorded at their present value in the period in which the liability is incurred and are capitalized as part of the related assets’ carrying value. Accretion of the liability is recognized in operating expenses and the capitalized cost is depreciated over the expected useful life of the related asset. The obligation is calculated based on the assumption that all of our advertising structures will be removed within the next 50 years. The significant assumptions used in estimating the asset retirement obligation include the cost of removing the asset, the cost of remediating the leased property to its original condition where required and the timing and number of lease renewals, all of which are estimated based on historical experience.

•	Income Taxes. Income taxes are accounted for under the asset and liability method of accounting. Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax basis. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

Our income taxes as presented herein, including the provision for income taxes, deferred tax assets and liabilities, and income tax payments are calculated on a separate tax return basis, even though our U.S. operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision, taxes paid and related tax accounts in the combined consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. When recording the worldwide provision for income taxes during an interim period, an estimated annual effective tax rate is applied to interim operating results. In the event there is a significant or unusual item recognized in the operating results, the tax attributable to that item is separately calculated and recorded in the same interim period.

Legal Matters

On an ongoing basis, we are engaged in lawsuits and governmental proceedings and respond to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”) as the outdoor advertising industry is subject to governmental regulation. Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in our opinion, none of our current litigation is expected to have a material adverse effect on our results of operations, financial position or cash flows. See “Regulation.”

Market Risk

We are exposed to market risk related to commodity prices and foreign currency exchange rates.

Commodity Price Risk.  We incur various operating costs that are subject to price risk caused by volatility in underlying commodity values. Commodity price risk is present in electricity costs associated with powering our digital billboard displays and lighting our traditional static billboard displays at night.

We do not currently use derivatives or other financial instruments to mitigate our exposure to commodity price risk. However, we do enter into contracts with commodity providers to limit our exposure to commodity price fluctuations. For the years ended December 31, 2013 and 2012, such contracts accounted for 7.8% and 6.9% of our total utility costs, respectively. As of December 31, 2013, we have active electricity purchase agreements with fixed contract rates for locations throughout Illinois, New York and Texas, which expire in September 2014, August 2014, and July 2018, respectively.

Foreign Exchange Risk.  Foreign currency translation risk is the risk that exchange rate gains or losses arise from translating foreign entities’ statements of earnings and balance sheets from functional currency to our reporting currency (the U.S. Dollar) for consolidation purposes. Although certain of our transactions are denominated in the Canadian Dollar, the Mexican Peso and the Brazilian Real, substantially all of our transactions are denominated in the U.S. Dollar, therefore reducing our risk to currency translation exposures.

Accordingly, we do not currently use derivatives or other financial instruments to mitigate foreign currency risk, although we may do so in the future.

Interest Rate Risk.  We are subject to interest rate risk to the extent we have variable-rate debt outstanding including under our Senior Credit Facilities. On January 31, 2014, we entered into an $800 million variable-rate Term Loan due 2021, which has an initial interest rate of 3% per year. An increase or decrease of 1/8% in our interest rate on the Term Loan will change our annualized interest expense by approximately $1.0 million. We do not currently use derivatives or other financial instruments to mitigate interest rate risk, although we may do so in the future.

Credit Risk.  In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. We perform credit evaluations on our customers and agencies and believe that the allowances for doubtful accounts are adequate. We do not currently use derivatives or other financial instruments to mitigate credit risk.

Related Parties

CBS Corporation.  We are indirectly wholly owned by CBS. CBS provides us with certain services, such as insurance and support for technology systems. Effective January 1, 2014, our employees began participating in employee benefit plans maintained by us, although certain of our employees may continue to be entitled to benefits under certain CBS defined benefit pension plans. Charges for services and benefits provided to us by CBS are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to our company, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits have been included in selling, general and administrative expenses in the accompanying Combined Consolidated Statements of Operations and totaled $60.9 million, $47.7 million and $46.2 million for the years ended December 31, 2013, 2012, and 2011, respectively. In 2013, these charges also included professional fees associated with matters related to our election and qualification to be taxed as a REIT and costs related to our preparation to operate as a stand-alone public company. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, our expenses as a stand-alone company may be different from those reflected in the Combined Consolidated Statements of Operations.

In addition, prior to the Formation Borrowings, we participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefitted from the positive cash flow we generated, and CBS also provided us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. On January 31, 2014, at the time of the Formation Borrowings, our participation in CBS’s centralized cash management system ceased.

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. These agreements will include a master separation agreement, tax matters agreement, transition services agreement, license agreement and registration rights agreement. Some of these agreements will continue in accordance with their terms after the Separation. The terms of our separation from CBS, the related agreements and other transactions with CBS will be determined by CBS and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party. For a description of these agreements and the other agreements that we will enter into with CBS, see “Certain Relationships and Related-Person Transactions.”

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to us as none of CBS’s debt is directly attributable to us. None of our debt is guaranteed by CBS.

Pursuant to the completion of the CBS reorganization transactions, we will transfer to a wholly owned subsidiary of CBS approximately $434.8 million, which is an amount equal to the net proceeds of this offering less an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution(s).

In addition, in connection with the Formation Borrowings, we incurred $1.6 billion of indebtedness, from which we received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, we transferred to such wholly owned subsidiary of CBS approximately $1.52 billion, which is an amount equal to the net proceeds of the Formation Borrowings less $50 million, which remained with us to use for corporate purposes and ongoing cash needs, as described below.

These payments (together with shares of CBS Outdoor Americas Inc. common stock) are in consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to us pursuant to the CBS reorganization transactions. After making these payments, we expect that we will have retained approximately $150.0 million, which will include the amounts retained by us from the proceeds of the Formation Borrowings and this offering, as described above, which we will use for corporate purposes and ongoing cash needs and which we believe will provide us with sufficient liquidity to pay the cash portion of any Purging Distribution(s) if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Based on the initial public offering price of $28.00 per share, we currently estimate that the Purging Distribution(s) will total approximately $500.0 million, of which approximately 20% will be paid in cash and approximately 80% will be paid in shares of our common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from our current estimates based on a number of factors, including (1) the relative market capitalizations of our company and CBS, (2) the timing of our REIT election and the split-off (if any), (3) the financial performance of CBS, our company and our respective subsidiaries through the closing of the split-off (if any) and (4) for the share portion of our Purging Distribution(s), the per-share market value of our common stock at the time of distribution. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of our Purging Distribution(s) will be. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described above. See “Use of Proceeds,” “Formation Transactions” and “The Separation.”

We recognize revenues for advertising spending placed by CBS and its subsidiaries. Our total revenues from these transactions were $14.9 million, $16.6 million and $20.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Other Related Parties.  We have a 50% ownership interest in two 50/50 joint ventures which operate transit shelters in Los Angeles and Vancouver. These ventures are accounted for as equity investments. These investments, which are included in “Other assets” on the Combined Consolidated Balance Sheets, totaled $24.1 million at December 31, 2013 and $11.3 million at December 31, 2012. We provide management services to these joint ventures. Management fees earned from these joint ventures were immaterial for all periods presented.

In November 2013, we sold 50% of our transit shelter operations in Los Angeles for $17.5 million. We and the buyer each subsequently contributed our respective 50% interests in these operations to a 50/50 joint venture we own together. In connection with this transaction, we recorded a gain of $17.5 million in 2013.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. We recognized revenues for advertising spending placed by various subsidiaries of Viacom Inc. totaling $9.3 million, $9.4 million and $11.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Adoption of New Accounting Standards

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

During 2013, we adopted the FASB guidance that requires disclosure of significant amounts reclassified out of accumulated other comprehensive income by component and their corresponding effect on the respective line items of net income. (See Note 8 to the combined consolidated financial statements.)

Fair Value Measurements

During 2012, we adopted the FASB amended guidance which clarifies the FASB’s intent about the application of existing fair value measurement requirements and changes in certain principles and requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance did not have a material effect on our combined consolidated financial statements.

Recent Pronouncements

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

In July 2013, the FASB issued guidance on the presentation of the reserve for uncertain tax positions when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the reserve for uncertain tax positions to be presented in the financial statements as a reduction to the deferred tax asset for a tax loss or other tax carryforward that would be applied in the settlement of the uncertain tax position. This guidance, which is effective for interim and annual reporting periods beginning after December 15, 2013, will not have a material effect on our combined consolidated financial statements.

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Under this guidance, we are required to measure our obligations under such arrangements as the sum of the amount it agreed to pay in the arrangement among our co-obligors and any additional amount we expect to pay on behalf of our co-obligors. We are also required to disclose the nature and amount of the obligation. This guidance, which is effective for interim and annual reporting periods beginning after December 15, 2013, will not have a material effect on our combined consolidated financial statements.

OUR INDUSTRY

Advertisers utilize out-of-home media to reach national, regional and local audiences in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes, as well as throughout municipal transit systems. In 2012, out-of-home advertising spending in the United States totaled $7.6 billion, or 4.7% of the $161.2 billion that was spent across all U.S. major media categories, according to a 2013 Zenith Optimedia study on Advertising Expenditure Forecasts. Based on this study, since 1990, out-of-home advertising spending in the United States has increased at a 5.0% compound annual growth rate, has increased as a percentage of total media spending from 1.6% to 4.7% and is projected to continue gaining market share. According to the report, out-of-home advertising spending in the United States is expected to grow at a compound annual growth rate of 4.8% from 2012 through 2015, and growth is expected to be 9.6% over the same time period for Latin America.

Out-of-home advertising is conducted through the following types of advertising structures and sites:

Billboards.  Out-of-home advertising companies generally own billboards, which are located on sites leased through agreements with property owners. Billboard displays can be either static or digital and can come in a variety of forms, including on freestanding billboards and on the exterior and roofs of buildings. Billboards are generally classified by size as bulletins, posters or junior posters:

•	Bulletins vary in size and are most typically 14 feet high and 48 feet wide. Located along primary commuting routes, including major expressways and main intersections, bulletins garner high monthly rental rates because of their size and impact in highly trafficked areas.

•	Posters vary in size and are most typically 10 feet 5 inches high and 22 feet 8 inches wide, while junior posters are most typically 5 feet high and 11 feet wide. Located in commercial areas and near point-of-purchase locations, posters and junior posters are highly visible to vehicular traffic and are often placed in local neighborhoods where bulletins are not permitted under zoning laws.

Digital billboard displays represent approximately 1% of the current out-of-home billboard market with 4,900 displays, according to the Outdoor Advertising Association of America. The digital billboard display market is a targeted growth opportunity for many of the out-of-home advertising industry’s major participants. Digital billboard displays eliminate the need to physically change advertisement material thereby resulting in reduced production costs. Digital billboard displays have also been met with high demand from advertisers due to the increased consumer engagement they allow in comparison to traditional out-of-home advertising mediums.

Transit and Other.  Advertising displays are also placed on the interior and exterior of rail and subway cars and buses, as well as on benches, trains, trams, transit shelters, urban panels (i.e., smaller-sized billboards located at transit entrances), street kiosks and transit platforms. Out-of-home advertising companies generally hold multiyear contracts with municipalities and transit operators for the exclusive right to display advertising copy on their properties.

REGULATION

The outdoor advertising industry is subject to governmental regulation and enforcement at the federal, state and local levels in the United States and to national, regional and local restrictions in foreign countries. These regulations have a significant impact on the outdoor advertising industry and our business. The descriptions that follow are summaries and should be read in conjunction with the texts of the regulations described herein, which are subject to change. The descriptions do not purport to describe all present and proposed regulations affecting our businesses.

In the United States, the federal Highway Beautification Act of 1965 establishes a framework for the regulation of outdoor advertising on primary and interstate highways built with federal financial assistance. As a condition to federal highway assistance, the Highway Beautification Act of 1965 requires states to restrict billboards on such highways to commercial and industrial areas, and imposes certain size, spacing and other requirements associated with the installation and operation of billboards. The Highway Beautification Act of 1965 requires the development of state standards, promotes the expeditious removal of illegal signs and requires just compensation for takings, on affected roadways.

Municipal and county governments generally also have sign controls as part of their zoning laws and building codes, and many have adopted standards more restrictive than the federal requirements. Some state and local government regulations prohibit construction of new billboards and some allow new construction only to replace existing structures. Other regulations prohibit the relocation or modification of existing billboards, limit the ability to rebuild, replace, repair, maintain and upgrade “legal nonconforming” structures (billboards which conformed with applicable zoning regulations when built but which no longer conform to current zoning regulations), and impose restrictions on the construction, repair, maintenance, lighting, operation, upgrading, height, size, spacing and location of outdoor structures, and the use of new technologies such as digital signs. In addition, from time to time, third parties or local governments commence proceedings in which they assert that we own or operate structures that are not properly permitted or otherwise in strict compliance with applicable law.

Governmental regulation of advertising displays also limits our installation of additional advertising displays, restrict advertising displays to governmentally controlled sites or permit the installation of advertising displays in a manner that benefits our competitors disproportionately, any of which could have an adverse effect on our business, financial condition and results of operations.

Although state and local government authorities from time to time use the power of eminent domain to remove billboards, U.S. law requires payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a primary or interstate highway that was built with federal financial assistance. Additionally, many states require similar compensation (or relocation) with regard to compelled removals of lawful billboards in other locations. Some local governments have attempted to force removal of billboards after a period of years under a concept called amortization. Under this concept, the governmental body asserts that just compensation has been earned by continued operation of the billboard over a period of time. Thus far, we have generally been able to obtain satisfactory compensation for our billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future.

From time to time, legislation has been introduced in both the United States and foreign jurisdictions attempting to impose taxes on revenue from outdoor advertising or for the right to use outdoor advertising assets. Several jurisdictions have already imposed such taxes based on a percentage of our outdoor advertising revenue in that jurisdiction. In addition, some jurisdictions have taxed our personal property and leasehold interests in outdoor advertising locations using various other valuation methodologies. We expect U.S. and foreign jurisdictions to continue to try to impose such taxes as a way of increasing their revenue. In recent years, outdoor advertising also has become the subject of other targeted taxes and fees. These laws may affect prevailing competitive conditions in our markets in a variety of ways. Such laws may reduce our expansion opportunities or may increase or reduce competitive pressure from other members of the outdoor advertising industry. No assurance can be given that existing or future laws or regulations, and the enforcement thereof, will not materially and adversely affect the outdoor advertising industry. However, we contest laws and regulations that we believe unlawfully restrict our constitutional or other legal rights and may adversely impact the growth of our outdoor advertising business.

A number of foreign, state and local governments have implemented or initiated taxes (including taxes on revenues from outdoor advertising or for the right to use outdoor advertising assets), fees and registration requirements in an effort to decrease or restrict the number of outdoor advertising structures and sites or raise revenues, or both. Restrictions on outdoor advertising of certain products and services are or may be imposed by federal, state and local laws and regulations. For example, tobacco products have been effectively banned from outdoor advertising in all of the jurisdictions in which we currently do business.

As the owner or operator of various real properties and facilities, we must comply with various foreign, federal, state and local environmental, health and safety laws and regulations. We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and nonhazardous substances and employee health and safety. Historically, with the exception of safety upgrades, we have not incurred significant expenditures to comply with these laws.

We intend to expand the deployment of digital billboards that display static digital advertising copy from various advertisers that change up to several times per minute. We have encountered some existing regulations in the U.S. and across some international jurisdictions that restrict or prohibit these types of digital displays. However, since digital technology for changing static copy has only recently been developed and introduced into the market on a large scale, and is in the process of being introduced more broadly in our international markets, existing regulations that currently do not apply to digital technology by their terms could be revised to impose greater restrictions. These regulations, or actions by third parties, may impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety.

BUSINESS AND PROPERTIES

Overview

We are one of the largest lessors of advertising space on out-of-home advertising structures and sites across the United States, Canada and Latin America. Our portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, we have a number of exclusive multiyear contracts that allow us to operate advertising displays in municipal transit systems where our customers are able to reach millions of commuters on a daily basis. We have displays in all of the 25 largest markets in the United States and over 180 markets in the United States, Canada and Latin America, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. We believe that the location of many of our displays is a strategic advantage relative to other forms of advertising. As of December 31, 2013, we had approximately 330,000 displays in the United States and approximately 26,200 displays across Canada and Latin America. The breadth of our portfolio provides our customers with a multitude of options to serve their varied marketing needs—for example, they can reach a large audience through national, brand-building campaigns (which Apple uses to market its iPhone and iPad products) or advertise by way of localized, action-inducing messages (which McDonald’s employs to make drivers aware of its nearby restaurants). For the year ended December 31, 2013, we generated revenues of $1.29 billion, Adjusted OIBDA of $407.3 million, and operating income of $238.8 million.

We believe that out-of-home advertising is an attractive form of advertising as our displays are ALWAYS ON™ and cannot be turned off, skipped or fast-forwarded, and that it provides our customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, we provide other value-added services to our customers, such as pre-campaign category research, creative design support and post-campaign tracking and analytics. We use a real-time mobile operational reporting system that enables proof of performance to customers. Our large portfolio of displays and geographic reach allow us to serve a broad range of customers that includes consumer-focused companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. During the year ended December 31, 2013, we served approximately 19,700 customers in the United States, including large, national companies such as Anheuser-Busch, Apple, AT&T, Diageo, Disney, McDonald’s, Sony and Verizon, as well as regional and local companies. During the twelve months ended November 30, 2013, 88 of the top 100 advertisers in the United States (as determined by Kantar Media Intelligence) were our customers. As a result of our diverse base of customers, in the United States, no single industry contributed more than 10% of our revenues and no single customer contributed more than 1.7% of our revenues during the year ended December 31, 2013.

As of December 31, 2013, we had 373 digital billboard displays in the United States. The majority of our digital billboard displays have been converted from traditional static billboard displays. Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy. Digital billboard displays have the potential to attract additional business from both new and existing customers. We believe that digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. In addition, digital billboard displays enable us to run multiple advertisements on each display (up to eight per minute). As a result, digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits and cash flows than traditional static billboard displays. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011, 110 digital billboard displays in each of 2012 and 2013, for a total investment of $73.1 million.

We generally (i) own the physical billboard structures on which we display advertising copy for our customers, (ii) hold the legal permits to display advertising thereon and (iii) lease the underlying sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. We estimate that approximately 75% of our billboard structures in the United States are “legal nonconforming” billboards, meaning they were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. We have a highly diversified portfolio of advertising sites. As of December 31, 2013, we had approximately 23,100 lease agreements with approximately 18,800 different landlords. A substantial number of these lease agreements allow us to abate rent and/or terminate the lease agreement in certain circumstances, which may include where the structure is obstructed, where there is a change in traffic flow and/or where the advertising value of the sign structure is otherwise impaired, providing us with flexibility in renegotiating the terms of our leases with landlords.

We manage our business through the following two segments:

United States.  As of December 31, 2013, we had approximately 330,000 advertising displays in the United States, including the largest number of advertising displays of any out-of-home advertising company operating in the 25 largest markets in the United States. For the year ended December 31, 2013, our United States segment generated 20% of its revenues in the New York City metropolitan area and 12% in the Los Angeles metropolitan area. For the year ended December 31, 2013, our United States segment generated revenues of $1.13 billion and Adjusted OIBDA of $406.4 million.

International.  Our International segment includes our operations in Canada and Latin America, including Mexico, Argentina, Brazil, Chile and Uruguay. We are one of the largest out-of-home advertising companies in Canada and Mexico and have significant scale across the other countries in which we operate in Latin America. As of December 31, 2013, we had approximately 26,200 advertising displays in our International segment, including approximately 14,400 in Canada. For the year ended December 31, 2013, our International segment generated revenues of $163.9 million and Adjusted OIBDA of $29.1 million.

History

We trace our roots to companies that helped to pioneer the growth of out-of-home advertising in the United States, such as Outdoor Systems, Inc., 3M National, Gannett Outdoor and TDI Worldwide Inc. In 1996, a predecessor of CBS acquired TDI Worldwide Inc., which specialized in transit advertising. Three years later, a predecessor of CBS acquired Outdoor Systems, Inc., which represented the consolidation of the outdoor advertising assets of large national operators such as 3M National, Gannett Outdoor (and its Canadian assets held in the name Mediacom) and Vendor (a Mexican outdoor advertising company) and many local operators in the United States, Canada and Mexico. In 2008, a subsidiary of CBS expanded our business into South America through the acquisition of International Outdoor Advertising Holdings Co., which operated in Argentina, Brazil, Chile and Uruguay. The company that we are today represents the hard-to-replicate combination of the assets of all of these businesses, as well as other acquisitions and internally developed assets.

Business Strengths

Large-Scale Out-of-Home Advertising Platform.  We believe our large-scale portfolio of advertising structures and sites provides a compelling value proposition to our customers because of our national footprint, large market presence and strategically placed assets in high-traffic locations. A number of our displays are located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. The size of our portfolio provides us with economies of scale that allow us to operate, invest and grow our business in an efficient manner. For example, it allows us to cost-effectively roll out new technologies, such as digital billboard displays, and to efficiently service our customers’ campaigns through enhanced audience delivery, measurement and reporting capabilities.

Out-of-Home Advertising Is an Impactful and Cost-Effective Medium.  Unlike other types of media, such as television, radio and the internet, out-of-home advertising is ALWAYS ON™. It cannot be turned off, skipped or fast-forwarded. We believe that this helps our customers to better reach their target audiences. In addition, using out-of-home advertising can be a cost-effective way for advertisers to reach an audience relative to other forms of media; outdoor advertising has an average cost per thousand impressions or “CPM” of $5.22 (i.e., on average, advertisers pay $5.22 for every thousand views of their advertisements on out-of-home advertising structures and sites), as compared with $14.98 for television and $35.50 for newspapers, according to a 2013 SNL Kagan report on Economics of Outdoor & Out-of-Home Advertising.

Significant Presence in Large Metropolitan Markets.  Our portfolio includes advertising structures and sites in all of the 25 largest markets in the United States, covering 50% of the U.S. population. We believe that our positions in major metropolitan markets, such as New York City, Los Angeles, Chicago, Washington, D.C. and San Francisco, are desirable to customers wishing to reach large audiences. We believe that our strong positions in these markets provide us with an advantage in attracting national advertising campaigns and enable us to take advantage of increased urbanization within the United States. Our large-scale portfolio allows our customers to reach a national audience and also provides the flexibility to tailor campaigns to specific regions or markets. For the year ended December 31, 2013, we generated approximately 40% of our revenues from national advertising campaigns. Many of our advertising displays are located in strategic locations with limited supply, including the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City.

Diverse and Long-Standing Customer Base.  Our revenues are derived from a broad, diverse set of national, regional and local customers across a range of industries. During the year ended December 31, 2013, in the United States we served approximately 19,700 customers and no single customer contributed more than 1.7% of our revenues. Our broad customer base includes companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. For the year ended December 31, 2013, in the United States, no single industry contributed more than 10% of our revenues. Many of our customers have utilized out-of-home advertising for decades and have been customers of ours for many years.

Strong Profitability and Significant Cash Flow Generation.  Our business has been highly profitable and has generated significant cash flows. In 2013, our Adjusted OIBDA margin was 31.5%. We also benefit from significant operating leverage due to our high proportion of fixed costs, which allows us to generate significant OIBDA and cash flows from incremental revenues. In 2013, we generated cash flows from operating activities of $278.4 million. In addition, most of our capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital billboard displays.

Experienced Management.  Members of our management team have served as ambassadors for the promotion of out-of-home advertising as a preferred advertising medium, and we believe that they have been instrumental in the development of industry-wide initiatives to improve audience measurement and targeting capabilities. Our management team includes members of the board and committees of the Outdoor Advertising Association of America and other personnel who are closely involved in advocacy for constituents of the out-of-home advertising industry, including advertisers, consumers and communities.

Growth Strategy

Continued Conversion to Digital Billboard Displays. Increasing the number of digital billboard displays in our most heavily trafficked locations is an important element of our organic growth strategy, as digital billboard displays have the potential to attract additional business from both new and existing customers. Digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits and cash flows than traditional static billboard displays. In addition, digital billboard displays are attractive to our customers because they allow for the development of richer and more visually engaging messages and provide our customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. As of December 31, 2013, we had 373 digital billboard displays in the United States, representing only approximately 1% of our total billboard displays in the United States. As the costs to convert traditional static billboard displays to digital billboard displays have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011, 110 digital billboard displays in each of 2012 and 2013. We intend to spend a significant portion of our capital expenditures in the coming years to continue to increase the number of digital billboard displays in our portfolio.

Increased Use of Social Media and Mobile Technology Engagement.  We believe there is potential for growth in the reach and effectiveness of out-of-home advertising through increased use of social media and mobile technology engagement. In the coming years, we intend to pursue these opportunities, including through possible strategic alliances and partnerships with social media and mobile technology companies.

Consider Selected Acquisition Opportunities.  Our national footprint in the United States and significant presence in Canada and the countries in which we operate in Latin America provide us with an attractive platform on which to add additional advertising structures and sites. Our scale gives us advantages in driving additional revenues and reducing operating costs from acquired billboards. We believe that there is significant opportunity for additional industry consolidation, and we will evaluate opportunities to acquire additional advertising structures and sites on a case-by-case basis.

Encourage Adoption of New Audience Measurement Systems.  We believe that the accelerated adoption of the out-of-home advertising industry’s audience measurement system, the TAB Out-of-Home Ratings, will enhance the value of out-of-home advertising media by providing our customers with improved audience measurement and the ability to target by gender, age, ethnicity and income. We believe that by providing a consistent and reliable audience measurement metric comparable to those used by other media formats, the TAB Out-of-Home Ratings encourages the incorporation of out-of-home advertising media by independent marketing specialists and advertising agencies that increasingly rely on analytical models to design marketing campaigns.

Drive Enhanced Revenue Management.  We focus heavily on inventory management and advertising rate pricing systems to improve revenue yield over time across our portfolio of advertising structures and sites. By carefully managing our pricing on a market-by-market and display-by-display basis, we aim to improve profitability by ensuring pricing discipline. We believe that closely monitoring pricing and improving pricing discipline will provide strong potential revenue enhancement.

Our Portfolio of Outdoor Advertising Structures and Sites

Investment Diversification

Diversification by Customer

For each of the years ended December 31, 2013 and 2012, no individual customer represented greater than 1.7% of our revenues. Therefore, we do not consider detailed information by individual customer to be meaningful.

Diversification by Industry

The following table sets forth information regarding the diversification of revenues earned in the United States among different industries for the year ended December 31, 2013.

Industry	Percentage of Total United States Revenues for the Year Ended December 31, 2013

Retail	10%

Television	8%

Entertainment	7%

Healthcare/Pharmaceuticals	7%

Restaurants/Fast Food	7%

Professional Services	7%

Telephone/Utilities	6%

Automotive	5%

Financial Services	5%

Casinos/Lottery	5%

Beer/Liquor	5%

Education	4%

Movies	4%

Travel/Leisure	4%

Computers/Internet	3%

Food/Non-Alcoholic Beverages	3%

Real Estate Brokerage	1%

Other(1)	9%

Total	100%

(1)	No single industry in “Other” individually represents more than 2% of total revenues.

Diversification by Geography

Our advertising structures and sites are geographically diversified across 39 states and seven countries, as well as Puerto Rico. The following table sets forth information regarding the geographic diversification of our advertising structures and sites, which are listed in order of contributions to total revenue.

	Percentage of Revenues for the Year Ended December 31, 2013				Number of Displays as of December 31, 2013

Location (Metropolitan Area)	Static Billboard Displays	Digital Billboard Displays	Transit and Other Displays	Total Displays	Static Billboard Displays	Digital Billboard Displays	Transit and Other Displays	Total	Percentage of Total Displays

New York, NY	3%	9%	52%	17%	164	6	168,435	168,605	47%

Los Angeles, CA	11%	5%	13%	11%	3,829	6	41,268	45,103	13%

State of New Jersey	5%	11%	<1%	4%	4,102	19	—	4,121	1%

Miami, FL	4%	3%	2%	3%	1,038	13	12,801	13,852	4%

Houston, TX	5%	2%	<1%	3%	1,205	8	—	1,213	<1%

Detroit, MI	4%	8%	1%	3%	2,353	22	13,483	15,858	4%

Washington, D.C.	<1%	—	10%	3%	11	—	19,761	19,772	6%

San Francisco, CA	3%	9%	1%	3%	1,442	13	545	2,000	1%

Atlanta, GA	2%	7%	3%	3%	2,418	35	16,361	18,814	5%

Chicago, IL	3%	2%	<1%	3%	956	7	—	963	<1%

Dallas, TX	3%	5%	1%	3%	723	18	294	1,035	<1%

Tampa, FL	3%	5%	<1%	2%	1,678	25	—	1,703	<1%

Phoenix, AZ	2%	6%	1%	2%	1,831	47	3,120	4,998	1%

Orlando, FL	2%	3%	<1%	2%	1,548	15	—	1,563	<1%

St. Louis, MO	2%	2%	<1%	1%	1,455	11	—	1,466	<1%

All Other United States and Puerto Rico	32%	22%	5%	24%	19,968	128	8,851	28,947	8%

Total United States	85%	99%	91%	87%	44,721	373	284,919	330,013	93%

Canada	7%	1%	5%	7%	6,036	18	8,327	14,381	4%

Mexico	5%	—	1%	3%	4,656	1	87	4,744	1%

South America	3%	—	3%	3%	2,402	—	4,648	7,050	2%

Total International	15%	1%	9%	13%	13,094	19	13,062	26,175	7%

Total	100%	100%	100%	100%	57,815	392	297,981	356,188	100%

Total revenues (in millions)	$852.5	$73.2	$368.3	$1,294.0

Renovation, Improvement and Development

Most of our non-maintenance capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital. As the costs to convert a traditional static billboard display to a digital billboard display have declined, we have accelerated our conversion efforts, adding approximately 70 digital billboard displays in 2011 and approximately 110 digital billboard displays in each of 2012 and 2013. The industry average initial investment required for a digital billboard display is approximately $250,000, according to SNL Kagan. Digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays. Digital billboard displays also incur, on average, approximately two to three times more operating costs, including higher variable costs associated with the increase in revenue, than traditional static billboard displays. As a result, digital billboard displays generate higher profits and cash flows than traditional static billboard displays. As of December 31, 2013, we had 373 digital billboard displays in the United States, representing only approximately 1% of our total billboard displays in the United States. We intend to spend a significant portion of our capital expenditures in the coming years to continue increasing the number of digital billboard displays in our portfolio.

We routinely invest capital in the maintenance and repair of our billboard and transit structures. This includes safety initiatives, replaced displays as well as new billboard components such as panels, sections, catwalks, lighting and ladders. Our maintenance capital expenditures for the years ended December 31, 2013, 2012 and 2011 were $23.5 million, $16.0 million and $15.3 million, respectively.

Contract Expirations

We derive revenues primarily from providing advertising space to customers on our advertising structures and sites. Our contracts with customers generally cover periods ranging from four weeks to one year and are generally billed every four weeks. Since contract terms are short-term in nature, revenues by year of contract expiration are not considered meaningful.

Our Recent Acquisition Activity

We have historically pursued opportunities to acquire billboards, including the related permits and leasehold agreements. We have completed $11.5 million of such acquisitions during the year ended December 31, 2013. We do not currently have any material pending acquisitions.

Insurance

Prior to the completion of this offering, we are an indirect wholly owned subsidiary of CBS and the advertising structures and sites in our portfolio are covered under CBS’s blanket policy for commercial general liability, fire, extended coverage, earthquake, business interruption and rental loss insurance. We are also covered by other CBS policies, including errors and omissions, terrorism, director’s and officer’s liability, fiduciary liability, employment practices liability, professional liability and workers’ compensation insurance. CBS has advised us that, upon completion of this offering and until the earlier of the time that (i) CBS no longer owns, directly or indirectly, more than 50% of our outstanding common stock or (ii) we are covered by a stand-alone insurance program, we will continue to be covered by the insurance policies and programs maintained by CBS. We believe that the current policy specifications and insured limits that CBS has selected are appropriate based upon our contract obligations as well as given the relative risk of loss, the cost of the coverage and industry practice. In the opinion of our company’s management, the advertising structures and sites in our portfolio are, and upon completion of this offering will be, adequately insured.

At or before the time that CBS no longer owns, directly or indirectly, more than 50% of our outstanding common stock, we will have procured a stand-alone insurance program, effective as of such time, with policy specifications and insured limits based on our assessment of our business and the risks we face as a stand-alone company. We cannot predict whether all of the coverage that CBS currently maintains with respect to the structures and sites in our portfolio will be available to us on the same or similar basis as a stand-alone company, or what the future costs or limitations on any coverage that is available to us will be.

Competition

The outdoor advertising industry is fragmented, consisting of several large companies operating on a national basis, such as our company, Clear Channel Outdoor Holdings, Inc., JCDecaux S.A. and Lamar Advertising Company, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local markets. We compete with these companies for both customers and structure and display locations.

We also compete with other media, including broadcast and cable television, radio, print media, the internet and direct mail marketers, within their respective markets. In addition, we compete with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis. Advertisers compare relative costs of available media, including CPMs, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, the outdoor advertising industry relies on its relative cost efficiency and its ability to reach specific markets, geographic areas and/or demographics.

Employees

As of December 31, 2013, we had approximately 2,370 employees, of which 315 were local account executives in our United States segment, 50 were national account executives in our United States segment and 59 were account executives in our International segment. As of December 31, 2013, approximately 2,330 of our employees were full-time employees and approximately 40 were part-time employees. Some of these employees are represented by labor unions and are subject to collective bargaining agreements.

Legal Proceedings

On an ongoing basis, we are engaged in lawsuits and governmental proceedings and respond to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”) as the outdoor advertising industry is subject to governmental regulation. Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in our opinion, none of our current litigation is expected to have a material adverse effect on our results of operations, financial position or cash flows. See “Regulation.”

Offices

Our principal executive offices, which we lease, are located at 405 Lexington Avenue, 17th Floor, New York, NY 10174. We and our subsidiaries also own and lease office and warehouse space throughout the United States, Canada and several other foreign countries for our businesses. We consider our properties adequate for our present needs.

MANAGEMENT

Executive Officers Upon Completion of the Offering

The following table sets forth information as of March 17, 2014 regarding individuals who are expected to serve as our executive officers upon completion of this offering. There may be additional individuals we identify as executive officers following the completion of this offering.

Name	Age	Position
Jeremy J. Male	56	Chief Executive Officer and Director Nominee
Wally Kelly	57	President and Chief Operating Officer
Donald R. Shassian	58	Executive Vice President and Chief Financial Officer
Raymond Nowak	61	Executive Vice President, Chief Administrative Officer and U.S. Chief Financial Officer
Richard Sauer	56	Executive Vice President, General Counsel
Jodi Senese	54	Executive Vice President and Chief Marketing Officer

None of our executive officers is related to any other executive officer, director or director nominee by blood, marriage or adoption.

Jeremy J. Male was named Chief Executive Officer of the CBS Outdoor business in September 2013. Prior to that, he served as the Chief Executive Officer, UK, Northern Europe and Australia for JCDecaux SA since 2000. He also served as a Member of the Executive Board at JCDecaux SA from October 2000 to September 2013. Prior to that, he served as Chief Executive Officer, Europe, of TDI Worldwide Inc. (later acquired by the CBS Outdoor business).

Wally Kelly has served as President and Chief Operating Officer of the CBS Outdoor business since September 2013. Prior to that, he served as President and Chief Executive Officer of the CBS Outdoor business since 2003, and prior to that, he served in Executive Vice President and Senior Vice President roles since 1984.

Donald R. Shassian was named Executive Vice President and Chief Financial Officer of the CBS Outdoor business in November 2013. Prior to that, he served as the Executive Vice President and Chief Financial Officer of Frontier Communications Corporation since 2006. Before that, he served as an M&A consultant for communications companies pursuing the acquisition and divestiture of local exchange businesses. Previously, he served as Executive Vice President/Chief Financial Officer and later Chief Operating Officer of RSL Communications, Ltd. and Senior Vice President and Chief Financial Officer of Southern New England Telecommunications Corporation (SNET) and was a partner with Arthur Andersen. He currently serves on the board of directors and is chairman of the audit committee of UIL Holdings Corporation.

Raymond Nowak has served as Executive Vice President, Chief Administrative Officer and U.S. Chief Financial Officer of the CBS Outdoor business since November 2013. Prior to that, he served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of the CBS Outdoor business since 2002. Previously, he was the Senior Vice President and Controller of Warner Music Group from 1993 to 2002. Prior to that, from 1979 to 1993, Mr. Nowak served in various financial posts and reporting positions at Paramount Communications, a former subsidiary of CBS (when it was known as Viacom Inc.), where he last served as both Executive Vice President, Chief Financial Officer of Madison Square Garden and Vice President of Accounting, Systems and Benefits at Corporate.

Richard Sauer has served as Executive Vice President and General Counsel of the CBS Outdoor business since December 2006. Prior to that, he was a partner at the law firm Duane Morris LLP, and before that, a partner at the law firm Jones Day.

Jodi Senese has served as Executive Vice President and Chief Marketing Officer of the CBS Outdoor business since April 2013. Prior to that, she served as Executive Vice President, Marketing at CBS Outdoor overseeing all aspects of marketing, research and creative services as well as the development of new business strategies for the CBS Outdoor business since 2001. Previously, she served as Executive Vice President, Marketing at TDI Worldwide Inc. (later acquired by the CBS Outdoor business) since 1991. Before that, she served as Vice President, Marketing at Gannett Outdoor (later acquired by the CBS Outdoor business) from 1987 to 1991. Ms. Senese began her career as Director of Sales Promotion at New York Subways Advertising Company (later acquired by the CBS Outdoor business) in 1981. She served as Chairwoman of the Outdoor Advertising Association of America Marketing Committee from 2009 through 2013.

Board of Directors Upon Completion of the Offering

Our business and affairs are managed under the direction of our board of directors. Our charter will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors pursuant to our bylaws, but may not be fewer than the minimum required by Maryland law, which is currently one. Our bylaws will provide that our board of directors will consist of not less than one and not more than 15 directors.

Upon the completion of this offering, we expect that our board of directors will consist of seven directors. The following table sets forth information as of March 17, 2014 regarding individuals who are expected to serve as members of our board of directors upon completion of this offering. Upon completion of the Separation, we expect that none of Messrs. Moonves, Ambrosio, Ianniello and Tu will continue to serve on our board.

Name	Age	Position
Anthony G. Ambrosio	53	Director Nominee
Joseph R. Ianniello	46	Director
Jeremy J. Male	56	Chief Executive Officer and Director Nominee
Peter Mathes	61	Director Nominee
Leslie Moonves	64	Director
Lawrence P. Tu	59	Director Nominee
Joseph H. Wender	68	Director Nominee

None of our directors or director nominees is related to any other executive officer, director or director nominee by blood, marriage or adoption.

Anthony G. Ambrosio has been Senior Executive Vice President, Chief Administrative Officer and Chief Human Resources Officer of CBS, our parent company, since July 2013. Prior to that, he served as the Executive Vice President, Human Resources and Administration, of CBS since January 1, 2006. Previously, he served as Co-Executive Vice President, Human Resources of former Viacom Inc. since September 2005 and, before that, he held various human resources positions at CBS, Infinity and Viacom Outdoor businesses since 1985. Mr. Ambrosio’s significant expertise in leading CBS’s global human resources and administration functions will provide our board with an experienced advisor with respect to the recruitment and retention of top executive talent and the management of administrative costs.

Joseph R. Ianniello has served on our board of directors since our company’s formation. Since June 2013, he has served as the Chief Operating Officer of CBS, and, prior to that, its Executive Vice President and Chief Financial Officer since August 2009. Previously, Mr. Ianniello served as Deputy Chief Financial Officer of CBS since November 2008, and prior to that, various executive and finance positions at CBS since 2000. With his experience in increasingly complex roles at CBS, Mr. Ianniello brings to our board important business and financial expertise in matters of strategy development and execution and financial management.

Jeremy J. Male was named Chief Executive Officer of the CBS Outdoor business in September 2013. Prior to that, he served as the Chief Executive Officer, UK, Northern Europe and Australia for JCDecaux SA since 2000. He also served as a Member of the Executive Board at JCDecaux SA from October 2000 to September 2013. As a director, with his long and successful career in senior management positions at a number of highly regarded global outdoor companies and his service both as Chairman of the Outdoor Media Centre in the UK and President of FEPE International, an association of Outdoor companies worldwide, Mr. Male brings to our company unparalleled global expertise in the outdoor advertising industry and is well positioned to lead us, through his executive and director roles, as we become an independent public company.

Peter Mathes served as the Chairman and Chief Executive Officer of AsianMedia Group LLC from 2004 to September 2011. Prior to that, he served in various managerial roles, beginning in 1982 at Chris Craft/United Television Group, where he served as Executive Vice President from 1998 to 2001. In January 2012, AsianMedia Group LLC filed for reorganization under bankruptcy laws as a result of a significant decline in U.S. television spot advertising demand beginning in 2008, and, after selling its television stations, filed to liquidate its remaining assets. The case closed in July 2013. With over 30 years of combined experience in developing, acquiring and overseeing television stations and managing local and national advertising sales, Mr. Mathes will bring to our board expertise in local and national advertising strategy and development.

Leslie Moonves has served on our board of directors since our company’s formation. Since January 1, 2006, he has been President and Chief Executive Officer and a Director of CBS, our parent company. Previously, Mr. Moonves served as Co-President and Co-Chief Operating Officer of former Viacom Inc. since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of CBS since 2003 and as its President and Chief Executive Officer since 1998. Mr. Moonves joined former CBS Corporation in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993. With his experience in all aspects of CBS’s global businesses, Mr. Moonves provides an experienced perspective on the strategic direction of our company. Mr. Moonves is widely recognized as one of the most influential leaders in the entertainment industry and is also an experienced director, with his service on boards of multiple industry associations and his prior service on other public company boards. During the past five years, he was also a director of KB Home.

Lawrence P. Tu has been Senior Executive Vice President and Chief Legal Officer of CBS since January 1, 2014. Previously, Mr. Tu served as Senior Vice President, General Counsel and Secretary of Dell Inc. since July 2004. Prior to that, Mr. Tu served as Executive Vice President and General Counsel of NBC Universal since 2001. He was previously a partner with the law firm, O’Melveny & Myers LLP, and also served five years as managing partner of the firm’s Hong Kong office. Mr. Tu’s prior experience also includes serving as General Counsel Asia-Pacific for Goldman Sachs, attorney for the U.S. State Department and law clerk for U.S. Supreme Court Justice Thurgood Marshall. Mr. Tu holds Juris Doctor and Bachelor of Arts degrees from Harvard University, as well as a Master’s degree from Oxford University, where he was a Rhodes Scholar. Mr. Tu is an accomplished executive whose breadth of leadership and legal experience, including with respect to public companies in various industries, will provide our board with an invaluable legal and strategic advisor, as we transition to becoming a separate public company.

Joseph H. Wender has been a Senior Consultant to Goldman Sachs & Co. since January 2008. He began with Goldman, Sachs & Co. in 1971 and became General Partner of the firm in 1982, at which time he headed the Financial Institutions Group for over a decade. Mr. Wender also currently serves as a director of Isis Pharmaceuticals and Grandpoint Capital, a bank holding company, and is an Independent Trustee of the Schwab Family of Funds. With over 35 years of investment banking experience and his service on other boards, Mr. Wender will bring to our board a broad and deep understanding of public company financial reporting, corporate finance and strategic transactions.

Election and Classification of Directors

In accordance with the terms of our charter, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, and will be divided as follows:

•	The Class I directors will be Messrs. Ambrosio, Mathes and Tu, and their term will expire at the annual meeting of stockholders expected to be held in 2015;

•	The Class II directors will be Messrs. Ianniello and Moonves, and their term will expire at the annual meeting of stockholders expected to be held in 2016; and

•	The Class III directors will be Messrs. Male and Wender, and their term will expire at the annual meeting of stockholders expected to be held in 2017.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualifies, in accordance with our bylaws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence and the “Controlled Company” Exemptions

Upon the completion of this offering, CBS indirectly will own more than 50% of our then-outstanding shares of our stock entitled to vote generally in the election of directors, and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we intend to rely on certain exemptions from the NYSE corporate governance standards, and as a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. Upon the completion of the offering, we will remain subject to the requirement that we have an audit committee, and we will, by the dates required by the transition provisions of the NYSE corporate governance standards, have the requisite number of audit committee members meeting the independence requirements applicable to audit committee members under those standards. As permitted under the NYSE corporate governance standards, less than a majority of our board of directors will consist of independent directors, and we will not have a compensation committee or a nominating and governance committee.

We expect our board of directors to determine that two of our director nominees, Messrs. Mathes and Wender, will be “independent directors” under the NYSE corporate governance standards. As CBS proceeds with the Separation, once we no longer qualify as a “controlled company” within the meaning of the NYSE corporate governance standards, we will be required, in accordance with the transition provisions of these standards, to have both a compensation committee and a nominating and governance committee. By the dates required by the transition provisions of the NYSE corporate governance standards, we expect to have the requisite number of independent directors on each of these committees.

Committees of the Board of Directors

Upon completion of this offering, we expect that our board of directors will appoint an audit committee. A more detailed description of the purpose, composition and duties of the audit committee will be contained in the committee’s charter, which will be available on our website at www.cbsoutdoor.com upon completion of the offering. We expect that our board of directors will perform the functions of a nominating and governance committee and a compensation committee, except to the extent that our board of directors determines to form a committee composed of “outside directors” for purposes of seeking compliance with Section 162(m) of the Code, for which such committee may receive a per meeting fee.

Audit Committee

The audit committee will assist our board of directors in fulfilling its responsibility to oversee, among other matters, the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence, and the performance of our internal audit function and independent auditors.

Upon completion of this offering, the members of our audit committee will be Messrs. Ianniello, Mathes and Wender. We expect our board of directors to determine that all of them are financially literate under the NYSE corporate governance standards and that at least one of them will qualify as an “audit committee financial expert” as defined under the applicable SEC rules. We also expect our board to determine that Messrs. Mathes and Wender meet the independence requirements applicable to audit committee members under the NYSE corporate governance standards and the applicable SEC rules. By the dates required by the transition provisions of the NYSE corporate governance standards and the applicable SEC rules, we will have the requisite number of audit committee members meeting the independence requirements applicable to audit committee members under these standards and rules and the financial literacy requirements.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2013, we did not have a compensation committee or any other board committee performing an equivalent function. Decisions regarding the compensation of our executive officers were made by CBS.

Compensation of Directors

Prior to this offering, we have not paid our directors for their service on the board of directors. Our board of directors will set the compensation of our directors. We expect that our board of directors will approve a compensation program for our directors who are not employees of us or CBS (the “Outside Directors”) to be effective upon the completion of the offering, as described below.

Cash Compensation

Each Outside Director would be entitled to receive the following cash compensation as determined by our board:

•	A $60,000 annual Board retainer, payable in equal installments quarterly in advance;

•	A $10,000 annual Committee Chair retainer for the chair of the Audit Committee, payable in equal installments quarterly in advance; and

•	A per meeting attendance fee of $1,000 to committee members for each meeting of the Audit Committee.

Equity Compensation

Each Outside Director would be entitled to receive the following awards under our long-term incentive plan, the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, which is more fully described under “Incentive Plan Information”:

•	An annual grant of RSUs with a value of $60,000 based on the closing price of our common stock on the NYSE on the date of grant, which RSUs will vest one year from the date of grant, and the first of which annual grant will be awarded upon completion of this offering, with the number of shares for this initial grant to be determined based on the public offering price; and

•	A prorated RSU grant if he or she joins our board of directors following the date of the annual RSU grant, but during the calendar year of the grant.

Expenses

We expect that members of our board of directors will be reimbursed for expenses incurred in attending board, committee and stockholder meetings (including travel and lodging).

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The Maryland General Corporation Law requires us (unless our charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The Maryland General Corporation Law permits us to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made or threatened to be made a party by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the Maryland General Corporation Law, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that a personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.

In addition, the Maryland General Corporation Law permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee of our company or a predecessor of our company.

The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of our charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, we intend to enter into separate indemnification agreements with each of our directors in the form filed as Exhibit 10.5 to the registration statement of which this prospectus forms a part. Each indemnification agreement will provide, among other things, for indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and our charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such advancement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Prior to the completion of this offering, we have been an indirect wholly owned subsidiary of CBS. The following Compensation Discussion and Analysis discusses the compensation philosophy of CBS and the compensation committee of CBS’s board of directors (the “CBS Compensation Committee”) applicable to the compensation arrangements for fiscal year 2013 for our executive officers whose compensation is individually disclosed in the tables that appear on subsequent pages (the “named executive officers”). Until the completion of this offering, our executive compensation decisions will continue to be made by CBS’s senior management and/or the CBS Compensation Committee. While our executive compensation programs following completion of this offering may differ from the CBS programs, we expect that our programs will be based on a philosophy that is substantially similar to CBS’s as described below and that promotes the core objectives of paying competitive performance-based compensation, which allows directors and executive officers to make decisions based on business needs and ultimately aligns executive and stockholder interests.

Overview of Compensation Objectives

CBS’s compensation programs are designed to motivate and reward business success and to increase stockholder value. CBS’s compensation programs are based on the following core objectives:

•	Stockholder Value Focused: Align executives’ interests with stockholders’ interests, with particular emphasis on creating incentives that reward executives for consistently increasing the value of CBS.

•	Market-based: Take into account the profile of compensation and benefits programs found in peer companies in order to attract and retain the talent needed to drive sustainable competitive advantage and deliver value to stockholders.

•	Performance-based: Ensure plans provide reward levels that reflect variances between actual and desired performance results.

•	Flexible: Enable management and the board of directors to make decisions based on the needs of the business and to recognize different levels of individual contribution and value creation.

Evaluating Executive Compensation

In reviewing our named executive officers’ executive compensation in 2013, CBS considered competitive market data for executive talent, including reliable market data for base salary, target annual incentive opportunities (as such data is available), actual annual incentive earned, annualized expected value of long-term incentives, and the resulting total actual and target compensation. None of these reviews targeted total compensation amounts to a specific benchmark. With respect to the execution of new or amended employment agreements for the applicable named executive officers, CBS reviewed competitive market data for industry peer companies (i.e., Clear Channel and Lamar Advertising) and for public companies with similar revenues.

Elements of Executive Compensation

CBS’s compensation arrangements with our named executive officers consist of the following elements:

•	Base Salary

•	Performance-Based Compensation Programs

¡	Annual Bonus Awards

¡	Long-Term Incentives

•	Retirement and Deferred Compensation Plans

•	Other Compensation (Perquisites and Other Personal Benefits)

CBS considers these elements in determining an executive’s compensation package in order to reward for both the long- and short-term performance of the executive and CBS. CBS does not use rigid guidelines in determining the mix of compensation elements (i.e., long-term versus currently paid out compensation and cash versus non-cash compensation) for executives. However, CBS does consider the level of base salary of executives as it relates to the allocation of guaranteed versus performance-based compensation.

Base Salary

CBS has provided our named executive officers with a base salary that is sufficiently competitive to attract and retain talented individuals and provides a secure base of guaranteed cash to compensate them for services rendered during the fiscal year. In reviewing base salary during 2013 for Messrs. Kelly, Nowak and Sauer, including in connection with amended employment agreements, as applicable, CBS considered appropriate compensation data for their positions in our industry, individual performance, the base salary level for the executive in relation to his total compensation package, the level of the annual merit increase budget across CBS as a whole, any existing contractual obligations, and the level of base salary as it relates to the allocation of guaranteed versus variable, at-risk compensation. As a result, the salaries of Messrs. Kelly, Nowak and Sauer for 2013 remained at the same level as the prior year.

In determining an appropriate base salary for Messrs. Male and Shassian under their new employment agreements with our company, as set forth in the “Summary Compensation Table for Fiscal Year 2013—Employment Agreements” section, CBS considered appropriate compensation for their positions in our industry, their base salary at their prior place of employment, their base salary level in relation to their total compensation package and the level of their base salary as it related to the allocation of guaranteed versus variable, at-risk compensation.

Effective February 17, 2014, we amended our employment arrangement with Mr. Sauer in order to secure his continued services as Executive Vice President, General Counsel. His new employment agreement provides for an increase in his base salary, as well as an adjustment to other compensation terms, and includes restrictive covenants. See “Summary Compensation Table for Fiscal Year 2013—Employment Agreements—Richard Sauer.”

Performance-Based Compensation Programs

CBS’s performance-based compensation programs provide for the opportunity to reward executives for contributing to annual financial and operational performance (through annual bonus programs) and for realizing stock price appreciation (through long-term equity incentives).

Annual Bonus Awards

Early in 2013, CBS provided to Messrs. Kelly, Nowak and Sauer an opportunity for annual bonus awards under CBS’s short-term incentive program. The purpose of CBS’s short-term incentive program is to benefit and advance the interests of CBS by granting annual bonus awards to executives as “pay for performance”—a reward for their individual contributions to CBS’s annual financial and operational success. For 2013, Mr. Male’s employment agreement provides for a payment in respect of compensation he forfeited when he left his former employer. See “Summary Compensation Table for Fiscal Year 2013—Employment Agreements—Jeremy J. Male.” Mr. Shassian did not participate in CBS’s short-term incentive program with respect to calendar year 2013.

At the beginning of each fiscal year, the CBS Compensation Committee approves funding levels that can be earned for that year for CBS’s short-term incentive program. These funding levels are based on financial performance goals set by the CBS Compensation Committee that are derived from budget determinations for the relevant year that take into account expected financial performance of CBS’s industry peers for that year, as well as on expected performance of CBS management against key strategic objectives.

In January 2014, the CBS Compensation Committee evaluated CBS’s actual performance relative to the funding levels in order to determine the aggregate amount available for payouts under CBS’s short-term incentive program. CBS’s determinations regarding the amount of the annual bonus awards to be paid to the applicable named executive officers took into account all of the factors it deemed appropriate, with no predetermined emphasis on any individual item, and utilized discretion to award an appropriate bonus. In determining the bonus amounts for 2013 to the applicable named executive officers, as set forth in the Summary Compensation Table for Fiscal Year 2013, CBS

considered individual performance factors, historical bonus payouts and the financial performance of the business, including, with respect to Mr. Kelly, his leadership in driving revenue growth, managing operating expenses, and expanding our digital billboard presence in the United States; with respect to Mr. Nowak, his successful management of the financial operations of our business and his role in the execution of this offering and our intended REIT conversion; and, with respect to Mr. Sauer, his role in managing the legal affairs of the business, including in connection with this offering and our intended REIT conversion. With respect to Messrs. Male and Shassian, CBS also considered provisions of their employment agreements, which, for Mr. Male, provided for a payment in respect of compensation he forfeited when he left his former employer, and for Mr. Shassian, provided that he would not be eligible to participate in CBS’s short-term incentive program with respect to calendar year 2013. CBS also considered the respective target bonus amounts for the applicable named executive officers, which amounts are based on competitive practice. See “Summary Compensation Table for Fiscal Year 2013—Employment Agreements” for a discussion of these target bonus amounts and compensation arrangements. The differences in the target bonus amounts set forth in the named executive officer employment arrangements reflect the level of relative impact of each of their positions on our performance. The determination of the amounts for 2013 to Mr. Kelly were made by the CBS Compensation Committee, in connection with the Committee’s review of compensation for certain CBS senior executives identified at the beginning of the fiscal year (“CBS senior executives”), and to the remaining applicable named executive officers were made by CBS senior management.

As part of CBS’s short-term incentive program, certain CBS executive officers participate in CBS’s Senior Executive Short-Term Incentive Plan. CBS’s Senior Executive Short-Term Incentive Plan is designed to provide for deductibility of amounts paid pursuant to the plan under Section 162(m) of the Code. Prior to the completion of this offering, we intend to adopt a short-term incentive plan for a similar purpose, the CBS Outdoor Americas Inc. Executive Bonus Plan, which is more fully described below.

Long-Term Incentive Programs

CBS maintains a Long-Term Management Incentive Program, which is designed as a “pay for performance” vehicle to encourage executives to make decisions which will create and sustain long-term value for stockholders. It is also a vehicle used to retain talent and build executive ownership in the stock of CBS. Eligibility to participate in the Long-Term Management Incentive Program is generally limited to executives who have management responsibility.

The type and mix of equity-based vehicles used to deliver value varies primarily by an executive’s level in the organization and CBS’s business needs. The CBS Compensation Committee considers the following objectives in determining the appropriate type and mix of equity-based vehicles:

•	Increased alignment with stockholder interests (Stock Options): Provide the opportunity to acquire an equity interest in CBS and share in the appreciation of the value of the stock.

•	Increased accountability for executive (Performance-Based Stock Awards): Motivate executives to focus on CBS performance through the achievement of predetermined financial goals over a designated period. Performance goals for performance-based stock awards are set based on financial and operational goals for the relevant fiscal year.

•	Retention of talent in both up and down markets (Time-Based Stock Awards): Provide real value in awards that are earned over a specified vesting period.

In determining the target value to be delivered through these equity vehicles, CBS reviews competitive market data, CBS’s retention needs, potential stockholder dilution, the expense to be incurred by CBS and prior equity grant practices. In determining the value, mix and type of awards, CBS takes into consideration the objectives to allocating award types noted above and the competitive assessment of total compensation as discussed in the “Evaluating Executive Compensation” section above. For 2013, Messrs. Kelly, Nowak and Sauer each received an annual Long-Term Management Incentive Program award, based on their respective current target values, which reflect the relative impact of the executive’s position on CBS performance. The value of Mr. Kelly’s award was delivered 40% in stock options, 30% in performance-based RSUs (“PRSUs”), and 30% in time-based RSUs (“TRSUs”). The value of Mr. Nowak’s award was delivered 30% in stock options, 30% in PRSUs, and 40% in TRSUs. The value of Mr. Sauer’s award was delivered 100% in TRSUs. In connection with the execution of Mr. Male’s employment agreement, he was awarded an Long-Term Management Incentive Program equity grant package delivered 40% in stock options, 30% in

PRSUs and 30% in TRSUs. He also received, in connection with the execution of his new employment agreement, a separate award of vested RSUs subject to holding period restrictions. In connection with the execution of Mr. Shassian’s employment agreement, he was awarded an equity grant package delivered 100% in TRSUs. See the Grants of Plan-Based Awards During 2013 table for the values of these awards.

Performance Goals for PRSUs

The performance goals for PRSUs are set based on financial and operational goals for the relevant fiscal year, which take into account expected performance of CBS’s industry peers for that year as determined by media industry analysts. At the beginning of each year, the CBS Compensation Committee reviews performance goals and considers which metrics offer the best measure of CBS performance. In setting the performance goals for 2013, the CBS Compensation Committee took into account the performance goals from the previous year and sought to establish performance goals that were meaningful and challenging and designed to motivate performance, without encouraging executives to engage in risky business activities in order to achieve unattainable goals.

The vesting of the PRSUs awarded to the named executive officers in 2013 is subject to the CBS Compensation Committee’s determination of the level of achievement against the pre-determined performance goal. The number of shares earned upon vesting of the PRSUs is determined in accordance with the following schedule:

•	if CBS achieves less than 80% of the pre-determined performance goal, the award will be forfeited;

•	if CBS achieves 80% of the pre-determined performance goal, 80% of the target shares will be earned;

•	if CBS achieves 100% of the pre-determined performance goal, 100% of the target shares will be earned; and

•	if CBS achieves 120% or greater of the pre-determined performance goal, 120% of the target shares will be earned.

For achievement at intermediate points between 80% and 100% and between 100% and 120%, the number of shares to be delivered will be linearly interpolated. Dividend equivalents accrue on the target number of shares and equal the value of regular cash dividends paid on the shares of the CBS’s Class B Common Stock. Dividend equivalents are paid in cash, less applicable withholdings, when the PRSUs vest, but only up to the amount payable with respect to the target number of shares. If the PRSUs do not vest, then the dividend equivalents accrued on those PRSUs are forfeited.

For 2013, the performance goal for the PRSUs granted to Messrs. Male and Kelly was CBS’s achievement during 2013 of an 80% or greater level of the weighted average performance of (i) the percentage of an OIBDA Metric Target (as defined below) of $3.610 billion actually achieved (75% weighting) and (ii) the percentage of an FCF Metric Target (as defined below) of $1.684 billion actually achieved (25% weighting). The performance goal for Mr. Nowak’s PRSU grant was CBS’s achievement during 2013 of an FCF Metric Target of $1.684 billion. In setting the 2013 performance goals, CBS Compensation Committee selected two metrics: (i) OIBDA (i.e., operating income before depreciation and amortization) (the “OIBDA metric”) and (ii) free cash flow (i.e., operating income before depreciation and amortization, less cash interest, taxes paid, working capital requirements and capital expenditures) (the “FCF metric”). The “OIBDA Metric Target” is calculated by starting with CBS’s budget for 2013 for the OIBDA metric and then taking into account items approved by the Committee that may otherwise distort the calculation of the performance goal, and the “FCF Metric Target” is calculated by starting with CBS’s budget for 2013 for the FCF metric and then taking into account the same items. The OIBDA metric was selected because it is an important indicator of CBS’s operational strength and performance of its businesses, as it provides a link between profitability and operating cash flow. The FCF metric was selected because it gives a clear view of CBS’s ability to generate cash (and thus profits), which allows it to pursue opportunities that enhance stockholder value.

In February 2014, the CBS Compensation Committee reviewed and discussed CBS’s performance versus the 2013 performance goals. The Committee then certified that the 2013 performance goals had been exceeded. Actual performance with respect to the OIBDA metric was $3.715 billion and with respect to the FCF metric was $1.774 billion. Thus 120% and 105.3% of the target number of shares underlying the PRSUs granted in 2013 to Messrs. Male and Kelly and to Mr. Nowak, respectively, will vest in accordance with respective schedules.

Prior to the completion of this offering, we intend to adopt a long-term incentive plan, the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, which is more fully described below.

Grant Date of Awards – The grant date for equity awards is the date on which the CBS Compensation Committee approves awards under the Long-Term Management Incentive Program or, if so determined by the Committee, a future grant date, or a date specified in an employment agreement. The CBS Compensation Committee may approve an award that will have a future grant date, with the exercise price of any stock option not to be less than the closing price of a share of the CBS Class B Common Stock on the NYSE on the date of grant. CBS does not set grant dates intentionally to precede the release of material non-public information. Communications regarding individual grant awards, including the terms and conditions, are provided to recipients as soon as administratively feasible. The grant date with respect to the annual management grants made in 2013 to Messrs. Kelly, Nowak and Sauer is the same date as the date on which the CBS Compensation Committee approved the awards, the grant date with respect to the equity grants awarded to Mr. Male in connection with the execution of his employment agreement is the same date on which the agreement was executed, and the grant date with respect to the equity grant awarded to Mr. Shassian in connection with the execution of his employment agreement is the first trading day of the month following the month in which the award was approved.

Other Terms for RSUs/Stock Options – For a description of certain other material terms of the RSU and stock option grants, see “Grants of Plan-Based Awards During 2013—Description of Plan-Based Awards.”

Fund-the-Future Program – The objective of CBS’s Fund-the-Future Program is to provide additional income to eligible CBS employees, excluding those actively participating in certain CBS pension plans and employees otherwise subject to a collectively bargained agreement which does not provide for their participation in the Fund-the-Future Program. For 2013, the CBS Compensation Committee determined to award a number of RSUs to all participants in the Fund-the-Future Program based on the employee’s annual base pay (capped at $550,000) or benefit base on the date of grant multiplied by 2.5%, and then divided by the closing price of one share of CBS Class B Common Stock on date of grant. During 2013, Messrs. Kelly and Sauer received Fund-the-Future Program grants. We expect to adopt a similar Fund-the-Future Program upon completion of the offering.

Stock Ownership Guidelines

During 2013, Mr. Kelly, as a member of the CBS senior executive group, was subject to stock ownership guidelines providing that he was expected to acquire and establish holdings in CBS stock equal in value to two times his cash base. The remaining named executive officers were not subject to stock ownership guidelines for 2013. At this time, we do not intend to adopt stock ownership guidelines for our executives.

Retirement and Deferred Compensation Plans;

Other Compensation

CBS provides eligible employees with the opportunity to build financial resources for retirement. During 2013, certain of our named executive officers participated, along with other eligible CBS employees, in CBS’s broad-based tax-qualified defined contribution plans and nonqualified deferred compensation plans. In addition, Mr. Nowak participated, along with other eligible CBS employees, in a CBS tax-qualified defined benefit plan, which is closed to new participants. Information regarding participation in these retirement and deferred compensation plans is set forth in the Pension Benefits in 2013 and Nonqualified Deferred Compensation in 2013 tables and the narratives following these tables. During 2013, CBS provided the participating named executive officers with CBS-matching contributions in the CBS 401(k) and 401(k) excess plans and CBS-paid life insurance. During 2013, our board of directors adopted a broad-based tax-qualified defined contribution plan (the Outdoor 401(k) Plan) and a nonqualified deferred compensation plan (the Outdoor Excess 401(k) Plan), which became effective January 1, 2014, at which time the account balances as of December 31, 2013 of the participating named executive officers under (i) the CBS 401(k) Plan were transferred to our Outdoor 401(k) Plan, and (ii) the CBS Excess 401(k) Plan and the CBS Bonus Deferral Plan were transferred to our Outdoor Excess 401(k) Plan. In 2013, we provided to Mr. Male a tax reimbursement on imputed income associated with relocation assistance provided to him in connection with the start of his employment with our company.

Post-Termination Arrangements

Post termination payments and benefits with respect to our named executive officers are set forth in each of their respective employment arrangements and are described under “Potential Payments Upon Termination.” The objective of these payments and benefits is to recruit and retain talent in a competitive market and, as applicable, compensate executives for restrictive covenants and other obligations following a termination without cause or a resignation for good reason.

Compensation Deductibility Policy

Similar to CBS’s senior executive short-term incentive plan and CBS’s long-term incentive plan, each of the CBS Outdoor Americas Inc. Executive Bonus Plan and CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan is designed to permit awards that comply with the Section 162(m) exception for performance-based compensation. Section 162(m) of the Code generally limits to $1 million the federal tax deductibility of some forms of compensation paid in one year to the chief executive officer and the three most highly compensated executive officers (other than the chief financial officer) employed by CBS at the end of the year (i.e., “covered employees”). However, we reserve the right to pay compensation that does not meet the Section 162(m) deductibility requirements, and it is possible that Section 162(m) of the Code may disallow compensation deductions for some compensation paid under these plans.

Employment Contracts

All of the named executive officers are employed under employment contracts, as CBS has considered it to be in its best interest and as the best means to secure the employment of each of these executives. The terms and provisions of these employment arrangements are more fully described in the narrative section following the Summary Compensation Table for Fiscal Year 2013.

Incentive Plan Information

Prior to the completion of this offering, we intend to adopt the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan and the CBS Outdoor Americas Inc. Executive Bonus Plan. We expect to use these incentive plans to attract and reward key individuals upon whose judgment and contributions we depend on for success.

We have summarized below the principal features of our incentive plans. This summary is qualified in its entirety by reference to the complete texts of the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan and the CBS Outdoor Americas Inc. Executive Bonus Plan, in the forms filed as Exhibits 10.7 and 10.8, respectively, to the registration statement of which this prospectus forms a part.

CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan

Eligibility

All of our employees and non-employee directors and employees of our subsidiaries will be eligible to receive awards under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. In addition, consultants and advisors who perform services for us and our subsidiaries may, under certain conditions, receive grants under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan.

Administration

Our board of directors or a committee appointed by our board of directors (collectively, the “Committee”) will administer the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. The Committee will select the participants who receive awards under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, and determine the type of award to be granted, the number of shares of common stock subject to awards or the cash amount payable in connection with an award and the terms and conditions of these awards in accordance with the terms of the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. In addition, the Committee may determine a participant’s rights to awards upon a termination of service. The Committee will have full authority to interpret the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan and to establish rules for its administration. Subject to certain limitations, the Committee may delegate its authority under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan to one or more members of the Committee and/or one or more of our officers.

With respect to awards to our directors, any awards or formula for granting awards under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan will be approved by our board of directors or such other committee to which our board may delegate such authority.

Types of Awards

The CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan will provide for awards of options to purchase shares of our common stock, stock appreciation rights, restricted and unrestricted stock, RSUs, dividend equivalents, performance awards (including performance share units) and other equity-related awards and cash payments, which are described in more detail below. The CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan also provides for awards granted in substitution for awards previously granted by a company that we acquire (“substitute awards”).

Awards under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan may be structured to be “qualified performance-based compensation” pursuant to Section 162(m) of the Code; however, we reserve the right to pay compensation that does not meet the Section 162(m) deductibility requirements, and it is possible that Section 162(m) of the Code may disallow compensation deductions for some compensation paid under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. Compensation paid and stock options, stock appreciation rights and restricted shares granted after the first regularly scheduled stockholders’ meeting that occurs more than 12 months after our initial public offering will meet the requirements of “qualified performance-based compensation” under Section 162(m) of the Code only if paid or granted, as applicable, after stockholder approval of the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan.

The CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan provides for the treatment of awards held by our employees that were originally granted under various CBS stock plans (“adjusted awards”), which we will assume and convert into awards in respect of our common stock. See “Treatment of Outstanding CBS Equity Awards Held By Our Employees” below.

Share and Other Limits

Subject to adjustment (as described below), the number of shares of our common stock that may be delivered under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan is 8.0 million shares. No director may be granted awards in his or her capacity as a member of our board of directors in any calendar year covering, in the aggregate, in excess of 50,000 shares of common stock, subject to adjustment. Shares of common stock subject to awards under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan will be made available from authorized but unissued shares.

Shares subject to awards under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan will again be available for future awards upon the occurrence of specified events that result in fewer than the total number of shares subject to the award being delivered to the participants. Shares of common stock that will be added back to the plan limit and will again be available for awards are those shares (1) subject to an award that expires or is cancelled, forfeited or terminated without having been exercised or paid, as applicable, or (2) subject to an award that is settled in cash. Upon exercise of a stock option or stock-settled stock appreciation right, the number of shares subject to the award (or portion thereof) being exercised shall be counted against the plan limit, regardless of the actual number of shares delivered to settle the stock option or stock-settled stock appreciation right upon exercise. Any shares exchanged by a participant or withheld from a participant as full or partial payment of the exercise price or the tax withholding upon exercise or settlement of an award will not be returned to the number of shares available for delivery under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. Shares underlying substitute awards will not be counted against the plan limit. Shares underlying adjusted awards will be counted against the plan limit.

In addition to the above limits on shares, the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan also contains the following limits with respect to Section 162(m) of the Code:

•	For awards granted in the form of stock options and stock appreciation rights, the maximum aggregate number of shares of common stock that may be granted to any participant during any calendar year (regardless of whether stock appreciation rights are settled in cash, in shares of common stock or in other securities) is 5,000,000 (subject to adjustment).

•	For awards (other than those awards described above) intended to satisfy the exception for “qualified performance-based compensation” under Section 162(m) of the Code, the maximum amount that may be granted to any participant during any calendar year is $25 million for awards denominated in cash and 4,000,000 shares for awards denominated in common stock (subject to adjustment).

Shares of common stock delivered upon settlement or exercise of substitute awards and adjusted awards will not count against either of the above limits with respect to Section 162(m) of the Code.

Adjustments

In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of our direct or indirect ownership of a subsidiary or affiliate, or similar event affecting us or any of our subsidiaries (a “Corporate Transaction”), the Committee or our board of directors may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares of common stock or other securities reserved for issuance and delivery under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, (ii) the various maximum share limits described above, (iii) the number and kind of shares of common stock or other securities subject to outstanding awards, and (iv) the exercise price of outstanding awards.

In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting our capital structure, or a disaffiliation, separation or spin-off, in each case without consideration, or other extraordinary dividend of cash or other property to our stockholders, the Committee shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares of common stock or other securities reserved for issuance and delivery under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, (ii) the various maximum share limits described above, (iii) the number and kind of shares of common stock or other securities subject to outstanding awards, and (iv) the exercise price of outstanding awards.

In the case of a Corporate Transaction, such adjustments may include, without limitation, (i) the cancellation of outstanding awards in exchange for payments of cash, property or a combination thereof having an equivalent value, (ii) the substitution of cash or other property for the shares of common stock subject to outstanding awards, and (iii) in connection with any disaffiliation, arranging for the assumption of awards, or replacement of awards with new awards based on other property or other securities by the affected subsidiary, affiliate, or division or by the entity that controls such subsidiary, affiliate, or division following such disaffiliation.

Any adjustments made to awards that are considered “deferred compensation” within the meaning of Section 409A of the Code will be made in compliance with the requirements of Section 409A of the Code, and any adjustments made to awards that are not considered “deferred compensation” within the meaning of Section 409A of the Code will be made in such a manner as to ensure that after such adjustments, either the awards, as adjusted, remain exempt from the application of Section 409A of the Code or will not result in the imposition of any penalty taxes under Section 409A of the Code in respect of such awards.

Term of the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan

Our CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan will expire at midnight on the day prior to the tenth anniversary of its effective date.

Awards Generally

Stock Options.  Stock options will be either non-qualified stock options or “incentive stock options” within the meaning of Section 422 of the Code, as determined by the Committee.

The CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan will not permit the Committee to “reprice” (as defined in the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan) any stock option without stockholder approval. No stock option may be granted with a per share exercise price of less than 100% of the fair market value of a share of common stock on the date of grant. No stock option can be exercised after the tenth anniversary of the date of grant. The exercise price of a stock option will be paid in full on or before the settlement date for the shares of common stock issued upon the exercise of the stock options in cash or, at the discretion of the Committee, in shares of common stock (or other securities designated by the Committee) or in a combination of cash and shares of common stock (or such other securities) or with any other form of valid consideration that is acceptable to the Committee. The Committee may also allow a participant to pay all or a portion of the exercise price using a net-share-settlement procedure, through the withholding of shares of common stock or through a cashless exercise procedure.

Stock Appreciation Rights.  The Committee may grant stock appreciation rights under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan alone or in tandem with stock options. No stock appreciation right that is granted alone may be granted with a per share exercise price of less than 100% of the fair market value of a share of common stock on the date of grant. Stock appreciation rights will be subject to the terms and conditions established by the Committee as set forth in the applicable award agreement. The Committee may not “reprice” (as defined in the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan) any stock appreciation right without stockholder approval.

Restricted Shares, Unrestricted Shares and RSUs.  The Committee may grant restricted or unrestricted shares and RSUs under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. A restricted share is a share granted to the participant, which is subject to restrictions as determined by the Committee. An RSU is a contractual right to receive, at the discretion of the Committee, a share of common stock (or other securities designated by the Committee), a cash payment equal to the fair market value of a share of common stock or a combination of cash and shares of common stock (or such other securities), subject to terms and conditions as determined by the Committee.

Restricted shares and RSUs will be subject to a vesting schedule or other restrictions, as the Committee shall determine. For restricted share awards, the participant will have all rights as a holder of shares of common stock, except that the participant will not be entitled to be registered on our books and records until the shares of common stock represented thereby have vested, and the restricted shares cannot be sold, transferred, assigned, pledged or otherwise encumbered or disposed of until such shares have vested or unless otherwise determined by the Committee.

Performance Awards.  The Committee may grant performance awards, which are defined as awards for which the granting, vesting, exercisability, payment and/or settlement is conditioned in whole or in part on the achievement of one or more performance goals during a performance period selected by the Committee. The terms and conditions of performance awards will be determined by the Committee, and, depending on the type of award, shall be payable in cash, in shares of common stock (or other securities designated by the Committee) or in a combination of cash and shares of common stock (or such other securities), as determined by the Committee.

Any performance awards that are intended to comply with the exception for “qualified performance-based compensation” under Section 162(m) of the Code will be subject to performance goals based on one or more, or any combination, of the following performance metrics, as selected by the Committee in its discretion: operating income before depreciation and amortization, operating income, free cash flow, net earnings, net earnings from continuing operations, earnings per share, earnings before income taxes, depreciation and amortization, revenue, net revenue, funds from operations, adjusted funds from operations, total stockholder return, stock price, return on equity, return in excess of cost of capital, profit in excess of cost of capital, return on assets, return on invested capital, net operating profit after tax, operating margin and profit margin. For performance awards that are not intended to meet such exception under Section 162(m) of the Code, the Committee may establish performance goals based on other performance metrics, which may be subjective, as it deems appropriate. The performance goals may be based on objectives related to individual performance, company performance, or the performance of a subsidiary, division, department, region, function or business unit. The performance goals may be determined on an absolute or cumulative basis or on a percentage of improvement over time. In addition, a performance goal may be measured in terms of company performance (or of the performance of a subsidiary, division, department, region, function or business unit) or measured relative to selected reference companies or a market index.

With respect to awards that are intended to comply with the exception for “qualified performance-based compensation” under Section 162(m) of the Code, the Committee shall specify whether the calculation of the performance goals applicable to such performance award shall be adjusted or modified in order to reflect any recapitalization, reorganization, stock split or dividend, merger, acquisition, divestiture, consolidation, spin-off, split-off, split-up, combination, liquidation, dissolution, sale of assets or other similar corporate transaction or event occurring during the relevant performance period, to exclude the effect of “extraordinary items” under GAAP, including, without limitation, changes in accounting standards, and/or to reflect any other item or event determined by the Committee in its discretion.

The Committee retains the right to reduce any award such that the amount of the award is less than the maximum amount that could be paid based on the degree to which the performance goals related to such award were attained. However, the Committee may not increase the amount of any award that is intended to be deductible under Section 162(m) of the Code above the maximum amount that could be paid based on the attainment of performance goals.

Dividend Equivalents and Other Awards.  The Committee may, in its sole discretion, allow any recipient of an award, other than stock options and stock appreciation rights, under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan to receive, currently or on a deferred basis, interest, dividends or dividend equivalent payments, with respect to the number of shares of common stock covered by an award. The Committee may also provide for the amount of such interest, dividend or dividend equivalent to be reinvested and/or subject to the same terms and conditions (including vesting and forfeiture provisions) as the related award.

The Committee will have the authority to grant other equity-related awards or cash payments, which payments may be based on one or more criteria determined by the Committee, under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan that are consistent with the purpose of the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan and our interests.

Deferral of Awards

At the discretion of the Committee, a participant may elect to defer the payment or settlement of awards upon such terms and conditions as the Committee may prescribe.

Amendment and Termination of the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan

Our board of directors may at any time alter, amend, suspend or terminate the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan, in whole or in part, except that no alteration or amendment will be effective without stockholder approval if such approval is required by law or under the rules of the principal stock exchange on which our common stock is listed, and no alteration, amendment, suspension or termination may materially adversely affect the terms of any then-outstanding awards without the consent of the affected participant.

Notwithstanding the above paragraph, the Committee will have broad authority to amend the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan or outstanding awards under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan without the approval of participants if the Committee deems the amendment necessary or appropriate to comply with, or take into account changes in, applicable laws, rules or regulations or to avoid adverse tax consequences to any person under Section 409A of the Code, even if such amendment would otherwise be detrimental to such person.

CBS Outdoor Americas Inc. Executive Bonus Plan

Eligibility

For each performance period, the Committee will select the executives who are eligible for participation in the CBS Outdoor Americas Inc. Executive Bonus Plan. The performance period is our fiscal year unless otherwise established by the Committee. Generally, all of our executive officers and other of our key executives who are designated by the Committee will be eligible to participate in the CBS Outdoor Americas Inc. Executive Bonus Plan. The Committee will select eligible participants no later than 90 days after the beginning of the performance period (or, if the performance period is shorter than 12 months, before 25% of the performance period has elapsed).

Administration

The CBS Outdoor Americas Inc. Executive Bonus Plan will be administered by the Committee. To the extent consistent with Section 162(m) of the Code, the Committee may delegate its responsibilities for administering this Plan to one or more of our officers or directors or to one or more officers or directors of our affiliates (including, prior to the date of this offering, the directors of CBS) as it deems necessary or appropriate for the proper administration of the plan. The Committee will select the participants, determine the time when awards will be granted, set the performance goals and other terms and conditions of awards, certify the degree to which the performance goals for earning awards have been met, and determine whether an award should be reduced or eliminated.

Compensation payable under the CBS Outdoor Americas Inc. Executive Bonus Plan is expected to be deductible under Section 162(m) of the Code; however, we reserve the right to pay compensation that does not meet the Section 162(m) deductibility requirements, and it is possible that Section 162(m) of the Code may disallow compensation deductions for some compensation paid under the CBS Outdoor Americas Inc. Executive Bonus Plan. Compensation paid after the first regularly scheduled stockholders’ meeting that occurs more than 12 months after our initial public offering will be eligible to satisfy the requirements of “qualified performance-based compensation” under Section 162(m) of the Code only if paid after stockholder approval of the CBS Outdoor Americas Inc. Executive Bonus Plan.

Performance Goals

The Committee will set performance goals based on one or more, or any combination, of the following performance metrics: operating income before depreciation and amortization, operating income, free cash flow, net earnings, net earnings from continuing operations, earnings per share, earnings before income taxes, depreciation and amortization, revenue, net revenue, funds from operations, adjusted funds from operations, total stockholder return, stock price, return on equity, return in excess of cost of capital, profit in excess of cost of capital, return on assets, return on invested capital, net operating profit after tax, operating margin and profit margin. Performance goals may be described in terms of objectives that are related to the individual participant or objectives that are company-wide or related to a subsidiary, affiliate, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of company performance (or performance of the applicable subsidiary, affiliate, division, department, region, function or business unit) or measured in terms of performance relative to selected peer companies or a market index.

With respect to awards that are intended to comply with the exception for “qualified performance-based compensation” under Section 162(m) of the Code, the Committee shall specify whether the calculation of the performance goals applicable to such award shall be adjusted or modified in order to reflect any recapitalization, reorganization, stock split or dividend, merger, acquisition, divestiture, consolidation, spin-off, split-off, split-up, combination, liquidation, dissolution, sale of assets or other similar corporate transaction or event occurring during the relevant performance period, to exclude the effect of “extraordinary items” under GAAP, including, without limitation, changes in accounting standards, and/or to reflect any other item or event determined by the Committee in its discretion.

Determination of Awards

Following the conclusion of the performance period, the Committee will review actual performance and certify the degree to which the performance goals applicable to the awards have been met. Notwithstanding attainment of performance goals, the Committee will have the discretion to reduce, but not increase, some or all of an award that would otherwise be paid.

Payment of Awards

The Committee will have the discretion to pay awards in cash or cash equivalents or in awards under our CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan (or a successor plan thereto). Awards will be payable as soon as practicable following the conclusion of the performance period and the Committee’s certification with respect to the performance goals. The Committee may permit or require the deferral of award amounts and may also subject the payout of awards to vesting conditions.

Maximum Award

No participant may be paid awards in respect of any fiscal year having a maximum aggregate value in excess of the lesser of $25 million or eight times his or her base salary in effect at the beginning of the performance period.

Amendment and Termination

The Committee may amend or terminate the CBS Outdoor Americas Inc. Executive Bonus Plan so long as such action does not adversely affect any rights or obligations with respect to awards already made under the CBS Outdoor Americas Inc. Executive Bonus Plan. Stockholder approval is required for any amendment that (i) increases the maximum amount per year which can be paid to any one participant under the CBS Outdoor Americas Inc. Executive Bonus Plan, (ii) changes the performance metrics on which the performance goals may be based, or (iii) modifies the class of persons eligible for participation in the CBS Outdoor Americas Inc. Executive Bonus Plan. The CBS Outdoor Americas Inc. Executive Bonus Plan will continue to be in effect until terminated by the Committee.

Treatment of Outstanding CBS Equity Awards Held By Our Employees

At the time of this offering, approximately 260,000 RSUs for CBS Class B Common Stock held by our employees at that time, which were originally granted under the CBS Corporation 2009 Long-Term Incentive Plan, will be converted into RSUs for shares of our common stock with substantially equivalent terms, except that the number of shares of our common stock subject to each converted RSU award will be adjusted in order to preserve the fair value of the award at the time of conversion. At the Separation, approximately 260,000 stock options in respect of CBS Class B Common Stock held by our employees at that time, which were originally granted under various CBS stock plans, will be converted into stock options in respect of our common stock with substantially equivalent terms, except that the number of shares of our common stock subject to each converted stock option award and the exercise price of each converted stock option award will be adjusted in order to preserve the intrinsic value of the award at the time of conversion. In connection with the execution of his new employment agreement, Mr. Male received an award of vested RSUs subject to holding period restrictions, which are not subject to any conversion provisions and will be settled in shares of CBS stock.

RSU Grants in Connection with this Offering

In connection with this offering, most of our full-time employees will receive grants of RSUs under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan to further align their interests with those of our stockholders. In addition, grants of RSUs will be made under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan in respect of our annual long-term management incentive program, under a Fund-the-Future Program similar to that of CBS, and to our independent directors.

Summary Compensation Table for Fiscal Year 2013

The following table sets forth information concerning total compensation paid by CBS to our named executive officers for fiscal year 2013.

Name and Principal Position (a)(1)	Year (b)	Salary ($) (c) (2)	Bonus ($) (d) (2) (3)	Stock Awards ($) (e) (4)	Option Awards ($) (f) (5)	Change in Pension Value and NQDC Earnings ($) (g) (6)	All Other Compensation ($) (h) (7)	Total ($) (i)
Jeremy J. Male	2013	389,423	1,279,000	2,199,910	799,997	—	4,077	4,672,407
Chief Executive Officer

Wally Kelly	2013	803,077	600,000	613,695	399,997	—	9,988	2,426,757
President and Chief Operating Officer

Donald R. Shassian	2013	67,500	—	499,974	—	—	168	567,642
Executive Vice President, Chief Financial Officer

Raymond Nowak	2013	577,211	287,500	402,458	172,498	—	21,789	1,461,456
Executive Vice President, Chief Administrative Officer and U.S. Chief Financial Officer

Richard Sauer	2013	397,375	197,926	109,868	—	—	9,538	714,707
Executive Vice President, General Counsel

(1)      Mr. Male joined our company in September 2013. Prior to that time, Mr. Kelly served as President and Chief Executive Officer. Mr. Shassian joined our company in November 2013. Prior to that time, Mr. Nowak served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer.

(2)      Salary and Bonus includes amounts deferred under qualified and nonqualified arrangements.

(3)      Bonus payments reflect cash payments made in early 2014 for fiscal year 2013 performance. See “Employment Agreements—Jeremy J. Male” for a description of Mr. Male’s payment. Mr. Shassian was not eligible for a bonus with respect to fiscal year 2013 performance.

(4)      These amounts reflect the aggregate grant date fair values determined in accordance with FASB ASC Topic 718 of grants of CBS RSUs. For the PRSUs granted by CBS in 2013 to Messrs. Male, Kelly and Nowak (representing $599,970, $299,964 and $172,494, respectively, of the aggregate grant date values included in column (e)), the maximum grant date value, determined in accordance with FASB ASC Topic 718, would be $720,010, $359,983 and $207,019, respectively. See “RSUs and PSUs” in Note 11 to the audited 2013 consolidated financial statements on pages II-63-II-64 in the CBS Corporation Form 10-K for the fiscal year ended December 31, 2013 for a discussion of the assumptions made in calculating the grant date fair value amounts for 2013.

(5)      These amounts reflect the aggregate grant date fair values determined in accordance with FASB ASC Topic 718 of CBS stock option grants. See “Stock Options and Equivalents” in Note 11 to the audited 2013 consolidated financial statements on pages II-64-II-66 in the CBS Corporation Form 10-K for the fiscal year ended December 31, 2013 for a discussion of the assumptions made in calculating the grant date fair value amounts for 2013.

(6)      None of the CBS nonqualified deferred compensation plans in which the named executive officers participated in 2013 provided for above-market interest or preferential earnings. For Mr. Nowak, the change in actuarial present value of the accumulated pension benefit at December 31, 2013 was ($27,889).

(7)      The following table and footnotes describe each component of the “All Other Compensation” column for 2013:

Named Executive Officer	Company Contribution to 401(k) Plan ($)	Company Contribution to 401(k) Excess Plan ($)	Company- Paid Life Insurance ($)	Tax Reimbursement ($)(a)	Total ($)
Jeremy J. Male	1,111	—	464	2,502	4,077
Wally Kelly	8,750	—	1,238	—	9,988
Donald R. Shassian	—	—	168	—	168
Raymond Nowak	4,083	16,816	890	—	21,789
Richard Sauer	8,925	—	613	—	9,538

(a)	For Mr. Male, the amount shown reflects tax reimbursement on imputed income associated with his relocation.

Employment Agreements

All of the named executive officers have employment arrangements that set forth the terms and conditions of their employment with the Company. The material terms of each of these agreements necessary to an understanding of the information provided in the Summary Compensation Table for Fiscal Year 2013 and the Grants of Plan-Based Awards During 2013 table are provided below. For the vesting terms of long-term compensation awards granted to the named executive officers from CBS during 2013, see “Grants of Plan-Based Awards During 2013—Description of Plan-Based Awards.” See “Potential Payments Upon Termination” for a description of the payments and benefits that would be provided to the named executive officers in connection with a termination of their employment.

Jeremy J. Male

Effective September 18, 2013, we entered into an employment agreement with Mr. Male, which provides for his employment as our Chief Executive Officer through September 17, 2016. The agreement provides for an annual base salary of $1.35 million, which is subject to review and increase at the discretion of the CBS Compensation Committee or our board of directors (or a committee established for such purpose), as applicable (the “Committee”), and an annual target bonus equal to 85% of his annual salary as in effect on November 1st of the calendar year to which the annual bonus relates (with a maximum bonus opportunity equal to 200% of his annual salary). Mr. Male’s target and maximum bonus opportunities are subject to review and increase at the discretion of the Committee. For calendar year 2013, Mr. Male’s agreement provides for a payment of no less than $1.279 million in respect of forfeited compensation with his former employer. Mr. Male is entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives of our company.

Under the terms of the new agreement, Mr. Male received on September 18, 2013 an award of stock options to purchase a number of shares of CBS Class B Common Stock with a grant date value of $800,000, an award of PRSUs with a grant date value of $600,000, an award of TRSUs with a grant date value of $600,000, and an award of vested RSUs having a grant date value of $1 million. Mr. Male is eligible to receive annual grants of long-term incentive compensation, as determined by the Committee, based on a target value of $2 million, commencing in 2014. Subject to his continuing employment and the conditions of the underwriters, in connection with this offering Mr. Male will be afforded the opportunity to purchase shares of our common stock at the public offering price having an aggregate value of up to $4 million. For each share of our common stock purchased, Mr. Male will receive 0.625 RSUs payable in shares of our common stock under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan.

The agreement also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Wally Kelly

During 2013 through September 17, 2013, Mr. Kelly served as President and Chief Executive Officer, CBS Outdoor Americas pursuant to an employment agreement dated October 25, 2006, as amended. The agreement provided for an annual base salary of $800,000 and a target annual bonus equal to 75% of his salary. Mr. Kelly was also eligible to receive annual grants of long-term compensation, as determined by the Committee, based on a target value of $1 million. Effective August 21, 2013, we entered into a new agreement with Mr. Kelly, which superseded his prior employment agreement with the CBS Outdoor business and provides for his employment as our President and Chief Operating Officer through September 30, 2015. The agreement entered into with Mr. Kelly in 2013 continues to provide for an annual base salary of $800,000, which may be reviewed and increased, an annual target bonus equal to 75% of his salary as in effect on November 1st of such year, and annual eligibility for grants of long-term compensation, as determined by the Committee, based on a target value of $1 million. Mr. Kelly is also entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives.

The agreement entered into with Mr. Kelly in 2013 also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Donald R. Shassian

Effective November 25, 2013, we entered into an employment agreement with Mr. Shassian, which provides for his employment as our Executive Vice President and Chief Financial Officer through December 31, 2016. The agreement provides for an annual base salary of $650,000, which may be reviewed and increased, and an annual target bonus equal to 75% of his annual salary as in effect on November 1st of the calendar year to which the annual bonus relates. Mr. Shassian is entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives of our company.

Under the terms of the new agreement, Mr. Shassian received on December 2, 2013 an award of TRSUs with a grant date value of $500,000. Mr. Shassian is eligible to receive annual grants of long-term incentive compensation based on a target value of $1.35 million, commencing in 2014.

Subject to his continuing employment and the conditions of the underwriters, in connection with this offering Mr. Shassian will be afforded the opportunity to purchase shares of our common stock at the public offering price having an aggregate value of up to $2 million. For each two shares of our common stock purchased, Mr. Shassian will receive one RSU payable in shares of our common stock under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan.

The agreement also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Raymond Nowak

Pursuant to an employment agreement dated August 1, 2008, as amended, Mr. Nowak served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer. The agreement provided for an annual base salary of $575,000 and a target annual bonus equal to 50% of his salary. Mr. Nowak was also eligible to receive annual grants of long-term compensation, as determined by the Committee, based on a target value of $575,000. Effective November 25, 2013, we entered into a new agreement with Mr. Nowak, which superseded his prior employment agreement with CBS Outdoor Inc. and provides for his employment as our Executive Vice President, Chief Administrative Officer and U.S. Chief Financial Officer through July 31, 2016 (subject to our option to extend for an additional year through July 31, 2017). The 2013 agreement continues to provide for an annual base salary of $575,000, which may be reviewed and increased, an annual target bonus equal to 50% of his salary as in effect on November 1st of such year, and annual eligibility for grants of long-term compensation, as determined by the Committee, based on a target value of $575,000. Mr. Nowak is also entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives.

Mr. Nowak’s 2013 agreement also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Richard Sauer

Effective November 30, 2006, we entered into an employment letter with Mr. Sauer, which provides for his employment as our Executive Vice President, General Counsel. His base salary for 2013 was $395,852, and his annual target bonus was 50% of his base salary. Mr. Sauer is also eligible to receive annual grants of long-term compensation. Mr. Sauer is entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives.

We entered into a new employment agreement with Mr. Sauer effective February 17, 2014, which supersedes his 2006 employment letter. Pursuant to the 2014 agreement, Mr. Sauer will continue to provide services as our Executive Vice President, General Counsel for a one-year term (through February 28, 2015), with an option by our company to extend for a two-year renewal. The terms of the new agreement provide for an annual base salary of $450,000 for the first year of the term (and $475,000 for each of the second and third years of the term, if we exercise our option), a target annual bonus equal to 50% of his salary, and eligibility for grants of long-term compensation, as determined by the Committee, based on a target value of $275,000 for 2014 (and $350,000 during each of 2015 and 2016, if we exercise our option). Mr. Sauer is also entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives.

Mr. Sauer’s 2014 agreement also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Grants of Plan-Based Awards During 2013

The following table sets forth information concerning grants of equity awards with respect to the CBS Class B Common Stock under the CBS incentive programs to our named executive officers in fiscal year 2013.

	Grant Date	Committee Action Date (1)	Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name			Threshold (#)	Target (#)	Maximum (#)
Jeremy J. Male	9/18/13	8/21/13	—	—	—	—	48,019	56.81	799,997
	9/18/13	8/21/13	8,449	10,561	12,674	—	—	—	599,970
	9/18/13	8/21/13	—	—	—	10,561	—	—	599,970
	9/18/13	8/21/13	—	—	—	17,602	—	—	999,970

Wally Kelly	2/12/13	2/12/13	—	—	—	—	34,217	43.21	399,997
	2/12/13	2/12/13	5,554	6,942	8,331	—	—	—	299,964
	2/12/13	2/12/13	—	—	—	6,942	—	—	299,964
	4/1/13	2/12/13	—	—	—	301	—	—	13,768

Donald R. Shassian	12/2/13	11/22/13	—	—	—	8,516	—	—	499,974

Raymond Nowak	2/12/13	2/12/13	—	—	—	—	14,756	43.21	172,498
	2/12/13	2/12/13	3,194	3,992	4,791	—	—	—	172,494
	2/12/13	2/12/13	—	—	—	5,322	—	—	229,964

Richard Sauer	2/12/13	2/12/13	—	—	—	2,314	—	—	99,988
	4/1/13	2/12/13	—	—	—	216	—	—	9,880

(1)      The “Committee Action Date” refers to the date on which the CBS Compensation Committee, including through Committee delegates, approved the grant. See “Compensation Discussion and Analysis—Long-Term Incentive Programs.”

(2)      The exercise price of the options is the closing price of CBS Class B Common Stock on the date of grant.

(3)      Amounts reflect the fair value on the date of grant, calculated in accordance with FASB ASC Topic 718, of the awards reported in the table.

Description of Plan-Based Awards

Equity awards reported in the Grants of Plan-Based Awards During 2013 table were granted to the applicable named executive officers under CBS’s long-term incentive programs.

RSUs – The number of RSUs awarded is determined by dividing the value to be delivered by the closing price of a share of CBS Class B Common Stock on the NYSE on the date of grant. Except with respect to an award of CBS RSUs that Mr. Male received in connection with the execution of his new employment agreement, which were vested at grant but subject to settlement over a two-year period, vesting for RSUs occurs in equal annual installments over four years. Some RSU awards are subject to performance conditions, as described under “Compensation Discussion and Analysis—Long-Term Incentive Programs—Performance Goals for PRSUs.”

Stock Options – The number of stock options awarded is determined by using a Black-Scholes valuation methodology in accordance with FASB ASC Topic 718, employing the same methodologies and assumptions that are applied for purposes of CBS’s financial accounting statements (as reviewed by CBS’s Compensation Committee’s independent consultant). Stock options have an exercise price not less than the closing price of a share of CBS Class B Common Stock on the NYSE on the grant date and expire on the eighth anniversary of the date of grant. Vesting for stock options occurs in equal annual installments over four years.

Fund-the-Future Program –The number of RSUs awarded under the Fund-the-Future Program during 2013 equaled the quotient derived by dividing (i) 2.5% of an individual’s eligible compensation (benefits base rate of pay in effect on the grant date, limited to a maximum of $550,000) by (ii) the closing price of a share of CBS Class B Common Stock on the NYSE on the grant date, rounded up or down to the nearest whole number. The RSUs vest ratably over three years from the grant date.

For other terms of these awards relating to performance goals and grant dates, see “Compensation Discussion and Analysis—Long-Term Incentive Programs—Performance Goals for PRSUs” and “—Grant Date of Awards.”

Outstanding Equity Awards at Fiscal Year-End 2013

The following table sets forth for the named executive officers information concerning the outstanding equity awards at December 31, 2013, which included unexercised and vested stock options, unexercised and unvested stock options, unvested RSUs and vested RSUs, in the case of Mr. Male, all of which were granted under the CBS long-term incentive programs. The market values in this table were calculated using the closing price of a share of CBS Class B Common Stock on December 31, 2013, which was $63.74.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeremy J. Male	9/18/2013	—	48,019	56.81	9/18/2021	—	—	—	—
	9/18/2013	—	—	—	—	40,837	2,602,950	—	—
Wally Kelly	3/1/2010	—	15,121	13.43	3/1/2018	—	—	—	—
	3/1/2011	—	19,763	23.19	3/1/2019	—	—	—	—
	2/23/2012	—	33,975	29.44	2/23/2020	—	—	—	—
	2/12/2013	—	34,217	43.21	2/12/2021	—	—	—	—
	2/23/2010	—	—	—	—	14,595	930,285	—	—
	2/23/2011	—	—	—	—	17,463	1,113,092	—	—
	4/1/2011	—	—	—	—	185	11,792	—	—
	2/23/2012	—	—	—	—	16,815	1,071,788	—	—
	4/2/2012	—	—	—	—	272	17,337	—	—
	2/12/2013	—	—	—	—	15,273	973,501	—	—
	4/1/2013	—	—	—	—	301	19,186	—	—
Donald R. Shassian	12/2/2013	—	—	—	—	8,516	542,810	—	—
Raymond Nowak	2/24/2009	22,977	—	5.20	2/24/2017	—	—	—	—
	3/1/2010	8,014	8,014	13.43	3/1/2018	—	—	—	—
	3/1/2011	5,682	11,364	23.19	3/1/2019	—	—	—	—
	2/23/2012	4,883	14,652	29.44	2/23/2020	—	—	—	—
	2/12/2013	—	14,756	43.21	2/12/2021	—	—	—	—
	2/23/2010	—	—	—	—	7,735	493,029	—	—
	2/23/2011	—	—	—	—	10,042	640,077	—	—
	2/23/2012	—	—	—	—	10,611	676,345	—	—
	2/12/2013	—	—	—	—	9,526	607,187	—	—
Richard Sauer	2/23/2010	—	—	—	—	1,920	122,381	—	—
	2/23/2011	—	—	—	—	2,298	146,475	—	—
	4/1/2011	—	—	—	—	133	8,477	—	—
	2/23/2012	—	—	—	—	2,547	162,346	—	—
	4/2/2012	—	—	—	—	196	12,493	—	—
	2/12/2013	—	—	—	—	2,314	147,494	—	—
	4/1/2013	—	—	—	—	216	13,768	—	—

(1)      Each option grant identified in the above table vests ratably on each of the first four anniversaries of the date of grant.

(2)      Each grant of RSUs identified in the above table vests ratably on each of the first four anniversaries of the date of grant, except for (i) the Fund-the-Future Program grants, each of which vests ratably on each of the first three anniversaries of the date of grant, and (ii) an award of CBS RSUs that Mr. Male received in connection with the execution of his new employment agreement, which were vested at grant but subject to settlement over a two-year period.

(3)      For RSUs granted to Messrs. Male, Kelly, and Nowak on September 18, 2013, February 12, 2013 and February 12, 2013, respectively, amounts in these columns, with respect to the portion of each award that is subject to performance conditions, reflect actual achievement of the applicable performance conditions for 2013.

Option Exercises and Stock Vested During 2013

The following table sets forth information concerning each exercise of stock options and the vesting of stock awards during 2013 for the named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Jeremy J. Male	0	0	0	0
Wally Kelly	130,693	4,682,307	56,496	2,451,729
Donald R. Shassian	0	0	0	0
Raymond Nowak	0	0	34,126	1,480,045
Richard Sauer	0	0	9,189	399,602

(1)      Represents RSUs that vested during 2013. An award of CBS RSUs that Mr. Male received in 2013 in connection with the execution of his new employment agreement, which were vested at grant but subject to settlement over a two-year period, is not included in the above table.

(2)      Represents the number of shares underlying RSUs that vested during 2013, multiplied by the closing price of CBS Class B Common Stock on the NYSE on the applicable vesting date.

Pension Benefits in 2013

The following table sets forth information concerning each qualified and nonqualified defined benefit pension plan that provides payments in connection with retirement with respect to the applicable named applicable executive officers. Only Mr. Nowak participated in these plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Jeremy J. Male	—	—	—	—
Wally Kelly	—	—	—	—
Donald R. Shassian	—	—	—	—
Raymond Nowak (2)	Qualified—CBS Retirement Plan Component of CCPP	26.1	1,015,475	—
	Nonqualified—CBS Retirement Excess Pension Plan	26.1	2,262,350	—
Richard Sauer	—	—	—	—

(1)      The present value of the named executive officer’s accumulated benefit at December 31, 2013 in these plans was calculated assuming commencement of benefits at age 65 using a discount rate of 4.95% and mortality rates in accordance with the RP-2000 sex distinct table with a 14-year projection using the Scale AA sex distinct table.

(2)      Mr. Nowak is eligible for early retirement, since he is at least 55 years of age and has provided at least 10 years of eligibility service, but has not yet reached 65, the normal retirement age. See the description of the CBS Retirement Plan Component of CCPP (“CRP Component”) below for information about the effect of early retirement.

Description of Pension Benefits

CBS Retirement Plan Component of the CBS Combined Pension Plan (CRP Component)

Mr. Nowak participates in the CRP Component, a tax-qualified defined benefit plan, which is a component of the CBS Combined Pension Plan that has been closed to new participants since July 2010. For existing participants, participation in the CRP Component began on the later of the date an eligible employee attained age 21 or completed one year of eligibility service. Employees are fully vested in their accrued benefit upon completion of five full years of vesting service. CBS pays the entire cost of the benefits provided by the CRP Component. Eligible compensation for purposes of qualified plans is limited by federal law; for 2013, the annual limit was $255,000.

For each year of credited service up to a maximum of 30 years, the benefit formula for calculating an age 65 accrued benefit under the CRP Component is 1.25% of the participant’s final average compensation up to the Social Security covered compensation amount, plus 1.75% of the participant’s final average compensation above the Social Security covered compensation amount. Final average compensation includes eligible salary, commissions, overtime and short-term incentive awards. If an employee who participates in the CRP Component reaches age 55 with 10 years of eligibility service, he or she is considered eligible for an early retirement benefit. The reductions for retiring early are 6% per year for each year that the benefit begins between ages 65 and 60, plus 4% per year for each year that the benefit begins between ages 60 and 55. The normal forms of payment for a married or single participant are a 50% joint and survivor annuity or single life annuity, respectively. All optional forms of payment under the CRP Component are actuarially equivalent to the normal forms of payment.

CBS Retirement Excess Pension Plan

Mr. Nowak also participates in the CBS Retirement Excess Pension Plan, an unfunded nonqualified defined benefit plan maintained by CBS, to provide benefits to employees who are participants in the CRP Component and whose annual base salary and commissions have exceeded the federal annual limit. The benefits under the CBS Retirement Excess Pension Plan are calculated by determining the excess, if any, of (i) the benefits that would be payable under the CRP Component if it were not subject to the federal annual limit, over (ii) the benefits actually payable under the CRP Component. Early retirement reduction factors are identical to those of the CRP Component. The maximum amount of total annual compensation that may be taken into account under the CRP Component and the CBS Retirement Excess Pension Plan together is $750,000. Employees are fully vested in their accrued CBS Retirement Excess Pension Plan benefit upon completion of five full years of vesting service. The normal forms of payment for a married or single participant are a 50% joint and survivor annuity or single life annuity, respectively. All optional forms of payment under the CBS Retirement Excess Pension Plan are actuarially equivalent to the normal form of payment.

Nonqualified Deferred Compensation in 2013

The following table sets forth information concerning nonqualified deferred compensation.

Name	Plan Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Jeremy J. Male	Deferred salary plans	—	—	—	—	—
	Deferred bonus plans	—	—	—	—	—

Wally Kelly	Deferred salary plans	—	—	147,088	—	1,060,501
	Deferred bonus plans	—	—	—	—	—

Donald R. Shassian	Deferred salary plans	—	—	—	—	—
	Deferred bonus plans	—	—	—	—	—

Raymond Nowak	Deferred salary plans	72,067	16,816	438,742	—	1,524,700
	Deferred bonus plans	43,125	—	72,307	—	271,042

Richard Sauer	Deferred salary plans	—	—	—	—	—
	Deferred bonus plans	—	—	—	—	—

(1)      Executive contributions pursuant to deferred salary and bonus plans are included in the “Salary” and “Bonus” columns, respectively, in the Summary Compensation Table for Fiscal Year 2013.

(2)      Amounts reported are included in the “All Other Compensation” column of the Summary Compensation Table for Fiscal Year 2013.

(3)      Amounts reflect earnings or losses on all amounts deferred in 2013 and prior years in nonqualified plans, net of deductions for fees. No portion of these amounts is included in the Summary Compensation Table for Fiscal Year 2013, as none of these plans or arrangements provide for above market or preferential earnings.

Description of Nonqualified Deferred Compensation

Set forth below is information with respect to each plan under which deferrals of compensation are reflected in the table above.

CBS Excess 401(k) Plan

The CBS Excess 401(k) Plan is an unfunded nonqualified deferred compensation plan intended to provide benefits to employees who are eligible to participate in the CBS 401(k) Plan and whose annual base salary exceeds the federal annual limit. A participant can defer between 1% and 15% of his or her eligible compensation through payroll deductions on a pre-tax basis. Eligible compensation generally includes base pay or salary, including pre-tax contributions to the CBS 401(k) Plan and CBS’s group health and welfare plans, flexible spending accounts and contributions to the commuter reimbursement account plan, plus overtime, commissions, hazard pay and shift differential pay. For 2013, CBS matched CBS Excess 401(k) Plan contributions based on the rate of matching contributions under the CBS 401(k) Plan (70% of the first 5% of eligible compensation deferred on a pre-tax basis). CBS contributions are fully vested after five years of service. Matching contributions made by CBS to the CBS 401(k) Plan and the CBS Excess 401(k) Plan together are not made with respect to compensation in excess of $750,000.

Deferred amounts are reflected in phantom notional accounts and are credited with earnings and/or losses as if the deferred amounts were actually invested in accordance with the participant’s investment elections under the CBS 401(k) Plan. CBS’s matching contributions are also reflected in phantom notional accounts, which are credited with earnings and/or losses as if the matching contributions were actually invested in the CBS 401(k) Plan’s CBS Class B Company Stock Fund. The CBS 401(k) Plan offers 20 investment options in which CBS Excess 401(k) Plan balances may be notionally invested, and participants may change or reallocate investment directions on any business day on which the NYSE is open. The vested portion of a participant’s CBS Excess 401(k) Plan account is distributed in cash after termination of employment in accordance with the participant’s distribution election, either in a lump sum payment or in installment payments.

CBS Bonus Deferral Plan

CBS maintains bonus deferral plans, including the CBS Bonus Deferral Plan, an unfunded nonqualified deferred compensation plan intended to provide benefits to employees who are eligible to participate in the CBS 401(k) Plan and whose annual base salary exceeds the federal annual limit. Participants can defer between 1% and 15% of their short-term incentive plan bonus to the CBS Bonus Deferral Plan on a pre-tax basis. Deferred amounts are reflected in phantom notional accounts and are credited with earnings and/or losses as if the deferred amounts were actually invested in accordance with the participant’s investment elections under the CBS 401(k) Plan. Amounts deferred under the CBS Bonus Deferral Plan are distributed in cash after termination of employment in accordance with the participant’s distribution election, either in a lump sum payment or installment payments.

Outdoor Excess 401(k) Plan

During 2013, our board of directors adopted the Outdoor Excess 401(k) Plan. Effective January 1, 2014, the account balances of the participating named executive officers under the CBS Excess 401(k) Plan and the CBS Bonus Deferral Plan as of December 31, 2013 were transferred to our Outdoor Excess 401(k) Plan. A copy of the Outdoor Excess 401(k) Plan is filed as Exhibit 10.9 to the registration statement of which this prospectus forms a part.

Outdoor Deferred Compensation Arrangement

Following the “separation” (as defined in Mr. Nowak’s employment agreement), $25,000 will be notionally credited to a deferred compensation account for Mr. Nowak each month that he remains employed under his employment agreement, subject to a minimum credit of $300,000 in the aggregate. The balance in the deferred compensation account is not credited with earnings and/or losses, and the arrangement is not funded. Distribution will be made upon Mr. Nowak’s termination of employment in accordance with his employment agreement.

Potential Payments upon Termination

During 2013, the named executive officers had employment arrangements providing for separation payments upon certain types of termination of employment. The tables below set forth estimated potential payments that would be made to the applicable named executive officer if his employment had terminated as of December 31, 2013. In determining the benefits payable upon certain terminations of employment, we assumed in all cases that the executive has complied and continues to comply with, as applicable, all of the restrictive and other covenants included in his employment agreement and has not become employed by a new employer in those cases where the employment agreement requires mitigation by the executive.

The following tables reflect incremental payments and benefits that would have been owed by CBS to the executive beyond what the named executive officer had earned and which were no longer subject to vesting conditions, as of December 31, 2013, and do not reflect benefits that are provided pursuant to plans or arrangements that do not discriminate in favor of executive officers and are available generally to all salaried employees, such as amounts accrued under the CBS 401(k) and 401(k) excess plans, accumulated and vested benefits under CBS pension plans, disability benefits and accrued vacation pay. Payments made to a named executive officer would be made subject to any applicable requirements of Section 409A of the Code. Receipt of the payments and benefits shown below upon a termination without Cause or for Good Reason would have been conditioned on the named executive officer’s execution of a release in favor of CBS.

	Continuation of Salary and Other Cash Compensation ($)(1)	Annual Bonus Continuation ($)(2)	Incremental Pension Benefit ($)	Continuation of Medical, Dental and Life Insurance ($)(3)	Vesting of Equity Awards ($)(4)(5)
Jeremy J. Male
• Termination for Cause	0	0	0	0	0
• Voluntary termination without Good Reason	0	0	0	0	0
• Without Cause or Good Reason termination	1,350,000	1,147,500	0	24,749	453,390
• Death or Disability	0	0	0	0	1,813,771
Wally Kelly
• Termination for Cause	0	0	0	0	0
• Voluntary termination without Good Reason	0	0	0	0	0
• Without Cause or Good Reason termination	1,200,000	900,000	0	39,458	5,976,684
• Death or Disability	0	0	0	0	7,566,926
Donald R. Shassian
• Termination for Cause	0	0	0	0	0
• Voluntary termination	0	0	0	0	0
• Without Cause termination	650,000	0	0	16,499	135,702
• Death or Disability	0	0	0	0	542,810
Raymond Nowak
• Termination for Cause	0	0	0	0	0
• Voluntary termination	0	0	0	0	0
• Without Cause termination	575,000	0	0	18,977	0
• Death or Disability	0	0	0	0	4,086,137
Richard Sauer
• Termination for Cause	0	0	0	0	0
• Voluntary termination	0	0	0	0	0
• Without Cause termination	395,852	0	0	0	0
• Death or Disability	0	0	0	0	613,434

(1)      Amounts reflect, for each of Messrs. Male, Shassian, Nowak and Sauer, the continuation of his base salary for a period of 12 months, in this instance, January 1, 2014 through December 31, 2014; for Mr. Kelly, the continuation of his base salary for a period of 18 months, in this instance, January 1, 2014 through June 30, 2015.

(2)      For terminations without “Cause” (or, as applicable, for “Good Reason”), amounts reflect the payment of 12 months’ worth of Mr. Male’s target bonus and 18 months’ worth of Mr. Kelly’s target bonus. With respect to a December 31, 2013 termination date, bonuses, if any, for Messrs. Male, Kelly, Nowak and Sauer for the period January 1, 2013 through December 31, 2013 (as determined by the CBS Compensation Committee, which would have been earned by the applicable named executive officers as set forth in the Summary Compensation Table) are not included as “Annual Bonus Continuation.” Target bonus amounts for the named executive officers were as follows for 2013: Mr. Male, $1,147,500; Mr. Kelly, $600,000; Mr. Shassian, $487,500; Mr. Nowak, $287,500; and Mr. Sauer, $197,926.

(3)      For Messrs. Male and Shassian, the amounts shown reflect the Company’s cost of providing continued health insurance benefits as provided in their employment agreements. For Messrs. Kelly and Nowak, the amounts shown reflect the Company’s cost of providing continued health insurance benefits and life insurance coverage as provided in their employment agreements.

(4)      The calculation of the value associated with the acceleration or continuation (as the case may be) of the vesting of equity grants, (i) in the case of stock awards, was based on the closing price of CBS Class B Common Stock on December 31, 2013, which was $63.74, with the inclusion of the PRSUs awarded during 2013 reflecting actual achievement of the applicable performance conditions; and (ii) in the case of options, was based on the difference between such closing price and the exercise price of the option. See the Outstanding Equity Awards at Fiscal Year-End 2013 table and accompanying footnotes for more information about the equity awards included in the above calculation. Following a termination of employment, without Cause, provided Mr. Nowak remains ready, willing and able to render exclusive services to us through July 31, 2017, he shall continue to vest toward any outstanding equity awards.

(5)      In September 2011, the CBS Compensation Committee provided for accelerated vesting of equity awards then outstanding upon an employee’s termination of employment due to death or permanent disability, and CBS included a similar provision in the terms and conditions of equity awards granted thereafter. Accordingly, the amounts shown for Messrs. Kelly, Nowak, Shassian and Sauer with respect to a termination of employment due to “Death” or “Disability” reflect the accelerated vesting of outstanding equity awards in accordance with the provisions of this program. Amounts included with respect to Mr. Male reflect the accelerated vesting of outstanding equity awards in accordance with the provisions of his employment agreement.

None of the named executive officers’ employment arrangements provide for post-termination payments and benefits solely in the event of a change-in-control or “gross-ups” in the event any payment or benefit owed to him under his respective arrangement is subject to the excise tax imposed by Section 4999 of the Code.

Mr. Nowak is entitled to receive a minimum payment of deferred compensation upon his termination of employment, as set forth in the “Nonqualified Deferred Compensation in 2013 — Description of Nonqualified Deferred Compensation — Outdoor Deferred Compensation Arrangement” section.

Termination for Cause or Voluntary Termination Without Good Reason

Each named executive officer’s employment arrangement includes a definition of “Cause” (as discussed below) for which the executive’s employment may be terminated. The named executive officers will receive no incremental payments and benefits under their respective employment arrangements in the event of a termination by the Company for “Cause” or a named executive officer’s voluntary termination without “Good Reason” (also discussed below).

Termination Without “Cause” by the Company or for “Good Reason” by the Named Executive Officer

Each named executive officer will receive termination payments and benefits if the Company terminates his employment without “Cause,” and each of Messrs. Male and Kelly will also receive termination payments and benefits if he resigns for “Good Reason” pursuant to his employment agreement. If a termination without “Cause” or for “Good Reason” had occurred as of December 31, 2013, then, in addition to compensation the applicable named executive officer would have earned as of the termination date and benefits generally available to all salaried employees (such as amounts accrued under the CBS 401(k) plans, accumulated and vested benefits under CBS’s nonqualified deferred compensation and pension plans, disability benefits and accrued vacation pay):

•	Mr. Male would have received (i) a cash severance amount equal to the sum of his 12 months of his annual salary and his target bonus, (ii) company-paid medical and dental benefits for up to 12 months; (iii) accelerated vesting of all unvested stock options, RSUs and other equity awards that would have vested during the 12-month period following his termination of employment and (iv) payment of expenses associated with his repatriation back to the United Kingdom.

•	Mr. Kelly would have received (i) a cash severance amount equal to 18 months of his annual salary; (ii) a cash severance amount equal to 18 months of his target bonus; (iii) company-paid medical and dental benefits for up to 18 months; (iv) company-paid life insurance until the end of the employment term; and (v) accelerated vesting of all unvested stock options, RSUs and other equity awards that would have vested during the 18-month period following his termination of employment.

•	Mr. Shassian would have received (i) a cash severance amount equal to 12 months of his annual salary; (ii) company-paid medical and dental benefits for up to 18 months; and (iii) accelerated vesting of certain RSU awards that would have vested during the 12-month period following his termination of employment.

•	Mr. Nowak would have received (i) a cash severance amount equal to 12 months of his annual salary; (ii) company-paid medical and dental benefits for up to 12 months; and (iii) company-paid life insurance until the end of the employment term. Following a termination of employment without Cause, provided Mr. Nowak remains ready, willing and able to render exclusive services to us through July 31, 2017, he would also continue to vest toward any outstanding equity awards.

•	Mr. Sauer would have received a cash severance amount equal to 12 months of his annual salary.

The employment arrangements for Messrs. Male, Kelly, Shassian, Nowak and Sauer require that salary continuation and, in the case of Messrs. Male and Kelly, bonus continuation be paid over the applicable severance period. If any of our named executive officer’s employment were terminated without “Cause,” or if Mr. Male or Mr. Kelly terminated his employment for “Good Reason,” each of them would be required to execute and deliver a general release and would be subject to certain restrictive covenants relating to non-competition, solicitation of Company employees, protection of the Company’s confidential information and its ownership of work product and cooperation in litigation. Messrs. Kelly, Nowak and Sauer would be subject to mitigation obligations under the terms of their employment arrangements.

If a public offering of our common stock is not completed by the second anniversary of the effective date of Mr. Male’s employment term (i.e., September 18, 2015) or, if sooner, CBS materially ceases its efforts to complete this offering, Mr. Male may voluntarily resign his employment with notice during the 30-day period following such second anniversary and receive (i) a cash severance amount equal to the sum of his 18 months of his annual salary and 1.5 times his target bonus, (ii) company-paid medical and dental benefits for up to 18 months, (iii) accelerated vesting of all unvested stock options, RSUs and other equity awards, and (iv) payment of expenses associated with his and his family’s repatriation back to the United Kingdom.

Definition of Termination for “Cause”: The Company would be entitled to terminate the employment of each of Messrs. Kelly, Nowak and Sauer for “Cause” upon the following events: dishonesty, embezzlement, fraud or other conduct which would constitute a felony or a misdemeanor involving fraud or perjury; willful unauthorized disclosure of confidential information; failure to obey a material lawful directive that is appropriate to his position from an executive in his reporting line; failure to comply with our written policies, including the Business Conduct Statement; material breach of his employment arrangement; failure (except in the event of disability) or refusal to substantially perform the material obligations under his employment arrangement; willful failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities or the destruction or failure to preserve documents or other material reasonably likely to be relevant to such an investigation, or the inducement of others to fail to cooperate or to destroy or fail to produce documents or other material; or conduct which is considered an offense involving moral turpitude under federal, state or local laws, or which might bring him to public disrepute, scandal or ridicule or reflect unfavorably upon any of our businesses or those who conduct business with us, CBS or its affiliated entities. In the case of Mr. Kelly, his voluntary resignation without “Good Reason” during the term other than due to his death or disability would also be considered “Cause.” In the case of Mr. Nowak, his voluntary resignation during the term other than due to his death or disability would also be considered “Cause.”

The Company would be entitled to terminate the employment of Mr. Male for “Cause” upon the following events: embezzlement, fraud or other conduct which would constitute a felony or a misdemeanor involving fraud or perjury; willful unauthorized disclosure of confidential information; failure to obey a material lawful directive that is appropriate to his position from an executive having authority to give such directive; failure to comply with our written policies, including the Business Conduct Statement; material breach of his employment agreement; resignation without Good Reason other than due to his death or disability or in certain other circumstances; willful failure or refusal after being given written notice (except in the event of disability) to substantially perform his material duties and responsibilities under the employment agreement; willful failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities or the destruction or failure to preserve documents or other material reasonably likely to be relevant to such an investigation, or the inducement of others to fail to cooperate or to destroy or fail to produce documents or other material; conduct which is considered an offense involving moral turpitude under federal, state or local laws; or willful misconduct which brings him to public disrepute or scandal that does or is likely to do significant harm to our businesses or those who conduct business with us, CBS and our affiliated companies.

The Company would be entitled to terminate the employment of Mr. Shassian for “Cause” upon the following events: fraud, misappropriation or embezzlement; conviction of a felony or a misdemeanor involving fraud, perjury or moral turpitude; his repeated willful failure to perform services under the agreement; his material breach of certain provisions in his agreement; or his terminating his employment during the term other than due to his death or disability.

Definition of “Good Reason” Termination: A “Good Reason” termination for Mr. Male would be triggered by the following: (i) a reduction in his annual salary, bonus or long-term incentive compensation opportunity; (ii) a material reduction in his positions, titles, authorities, duties or responsibilities or, upon consummation of an initial public offering of our common stock, the failure to give him the authorities, duties or responsibilities customarily given to a CEO of a public company; (iii) the assignment of duties or responsibilities that are materially inconsistent with his current authorities, duties and responsibilities or which materially impair his ability to function as Chief Executive Officer of the Company (provided that assignment of authorities, duties or responsibilities relating to operations of a public company or which are consistent with those of a public company CEO would not trigger “Good Reason”); (iv) material breach by the Company of any of its obligations under the agreement; (v) the requirement that he relocate outside the New York metropolitan area; or (vi) if prior to an initial public offering of the Company’s common stock, the sale or other disposition by CBS of substantially all of the Company’s stock or assets.

A “Good Reason” termination for Mr. Kelly would be triggered by the following: (i) the requirement that he report to an executive at a lower level than the level of the executive to whom he currently reports; (ii) the material breach by the Company of any of its obligations under the agreement, including a material reduction in the scope of his responsibilities, title, or base compensation; or (iii) the relocation of his position outside of the metropolitan area he is currently employed in. Messrs. Shassian, Nowak and Sauer do not have a “Good Reason” provision in their employment arrangements.

Termination Due to Disability

If Messrs. Kelly, Shassian and Nowak were to be terminated during the employment term as a result of disability, they would receive salary earned through the date of termination, a prorated bonus for the calendar year in which the disability occurs, a prorated target bonus for the period during which they receive short-term disability benefits under the Company’s short-term disability program, and accelerated vesting of their outstanding equity awards. If Mr. Male were to be terminated during the employment term as a result of disability, he would receive the above payments and benefits, plus payment of expenses associated with his and his family’s repatriation back to the United Kingdom. If Mr. Sauer were to be terminated during the employment term as a result of disability, he would receive salary earned through the date of termination and accelerated vesting of certain of his outstanding RSU awards.

Termination Due to Death

If Messrs. Male, Kelly, Shassian and Nowak were to die during the employment term, their beneficiaries or estates would receive salary earned through the date of death, a prorated bonus for the calendar year in which death occurs (which the executive would have earned) and accelerated vesting of their outstanding equity awards. No additional payments or benefits would be due under their respective contracts. If Mr. Sauer were to die during the employment term, his beneficiaries or estate would receive salary earned through the date of death, and accelerated vesting of his outstanding RSU awards.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

Agreements Between CBS and Us Relating to this Offering or the Separation

Agreement and Plan of Reorganization

On January 15, 2014, we entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with CBS and a wholly owned subsidiary of CBS, pursuant to which, among other things, we paid the Transferred Borrowing Proceeds (following the consummation of the Formation Borrowings) and we will pay the Transferred Offering Proceeds (following the consummation of this offering) to such wholly owned subsidiary of CBS (together with shares of CBS Outdoor Americas Inc. common stock) in consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to us pursuant to the CBS reorganization transactions. Pursuant to the Reorganization Agreement, following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us. See “Use of Proceeds,” “Formation Transactions” and “The Separation.”

Master Separation Agreement

In connection with this offering, we will enter into a master separation agreement, which will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of CBS for liabilities unrelated to our business. It will also contain indemnification obligations and ongoing commitments of us and CBS.

The master separation agreement will also contain provisions allocating between us and CBS liabilities relating to the employment of current and former employees of our business and the compensation and benefit plans and programs in which such employees participate. In general, we will assume or retain liabilities relating to the employment, compensation and benefits of current and former employees of our business; however, CBS will retain liabilities related to current and former employees of our business under certain defined benefit pension plans sponsored by CBS.

In addition, the master separation agreement will provide for the conversion, at the time of this offering and at the time of the Separation, of CBS equity awards held by our employees. See “Treatment of Outstanding CBS Equity Awards Held By Our Employees.”

Transition Services Agreement

In connection with this offering, we will enter into a transition services agreement with CBS, pursuant to which CBS will provide us with certain services, and we will provide certain limited services to CBS, in each case, on an interim basis. The services to be provided to us by CBS will include legal, finance, information technology, insurance, tax and employment functions. The agreed-upon charges for such services will generally be on a cost-plus-margin basis and we will reimburse CBS for its out-of-pocket costs. The liability of CBS under the transition services agreement for the services it provides will generally be limited.

We anticipate that we will generally be in a position to complete the transition from all services provided by CBS on or before 12 months following the completion of the Separation.

Tax Matters Agreement

In connection with this offering, we will enter into a tax matters agreement, which will govern the respective rights, responsibilities and obligations of CBS and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes for the periods during which we are a member of the CBS consolidated tax group. The tax matters agreement will also separately allocate among the parties any tax liability arising as a result of any failure of the split-off to qualify as a tax-free transaction.

License Agreement

In connection with this offering, we will enter into a license agreement with a wholly owned subsidiary of CBS, pursuant to which we will have the right to use “CBS” in the corporate names of our company and our subsidiaries for up to 90 days. Pursuant to the license agreement, we will also have the right to use the “CBS” mark and the “CBS” logo on our outdoor advertising billboards for up to 18 months.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement, which will provide CBS and its affiliated entities with certain registration rights for shares of our common stock owned by them, as follows:

Demand Registration Rights.  CBS and its affiliated entities will be entitled to certain demand registration rights. At any time after the completion of this offering, and subject to the “lock-up” period described under “Shares Eligible For Future Sale” such holders may, on not more than five occasions, request that we register all or a portion of their shares, subject to customary limitations.

Piggyback Registration Rights.  In the event that we propose to register any of our equity securities or securities convertible into or exchangeable for our equity securities under the Securities Act, either for our own account or for the account of other security holders, CBS and its affiliated entities will be entitled to certain “piggyback” registration rights allowing them to include our shares that they own in such registration, subject to customary limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration statement on Form S-4 or S-8 or certain other exceptions, CBS and its affiliated entities are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Review, Approval or Ratification of Transactions with Related Persons

In connection with the completion of this offering, we expect to adopt a written policy regarding the review and approval, ratification or other action to be taken with respect to transactions with related persons.

Other Related-Person Transactions

CBS.  We are an indirect wholly owned subsidiary of CBS. CBS provides us with certain services, such as insurance and support for technology systems. Effective January 1, 2014, our employees began participating in employee benefit plans maintained by us, although certain of our employees may continue to be entitled to benefits under certain CBS defined benefit pension plans. For more information on the allocation of the charges for services and benefits provided to us by CBS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Parties.” Prior to the completion of this offering, we will enter into the agreements above to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. In addition, prior to the Formation Borrowings, we participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow we generated, and CBS also provided us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. On January 31, 2014, at the time of the Formation Borrowings, our participation in CBS’s centralized cash management system ceased.

For advertising spending placed by CBS and its subsidiaries, we recognized total revenues of $14.9 million for the year ended December 31, 2013, $16.6 million for the year ended December 31, 2012 and $20.1 million for the year ended December 31, 2011.

Other Related Persons.  Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $9.3 million, $9.4 million and $11.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

FORMATION TRANSACTIONS

We intend to complete a series of formation transactions as part of our transition to becoming a public company:

•	Upon formation as a Maryland corporation, we filed our initial charter in Maryland and adopted our initial bylaws;

•	In January 2014, CBS completed the CBS reorganization transactions, resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under us and our issuance of shares to our parent, an indirect wholly owned subsidiary of CBS, upon which we became an indirect wholly owned subsidiary of CBS;

•	On January 31, 2014, we issued $400 million aggregate principal amount of 5.250% senior notes due 2022 and $400 million aggregate principal amount of 5.625% senior notes due 2024. The Senior Notes were offered within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act;

•	On January 31, 2014, we entered into the $800 million Term Loan;

•	In connection with the Formation Borrowings, we incurred $1.6 billion of indebtedness, from which we received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, we transferred to a wholly owned subsidiary of CBS the Transferred Borrowing Proceeds of approximately $1.52 billion, which is an amount equal to the net proceeds of the Formation Borrowings less $50 million, which remained with us to use for corporate purposes and ongoing cash needs, as described below. See “Use of Proceeds” and “The Separation”;

•	We estimate that we will receive net proceeds from this offering of approximately $534.8 million, or approximately $615.0 million if the underwriters exercise their option to purchase additional shares in full, in each case after deducting the underwriting discounts and commissions related to this offering. Pursuant to the completion of the CBS reorganization transactions, we will transfer to the same wholly owned subsidiary of CBS the Transferred Offering Proceeds, which is an amount equal to the net proceeds of this offering less an amount, as determined by CBS, equal to the estimated cash portion of the Purging Distribution(s). We estimate that the Transferred Offering Proceeds will be approximately $434.8 million, or approximately $515.0 million if the underwriters exercise their option to purchase additional shares in full. See “Use of Proceeds” and “The Separation”;

•	We paid the Transferred Borrowing Proceeds (following the consummation of the Formation Borrowings) and we will pay the Transferred Offering Proceeds (following the consummation of this offering) to such wholly owned subsidiary of CBS (together with shares of CBS Outdoor Americas Inc. common stock) in consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to us pursuant to the CBS reorganization transactions. After making these payments, we expect that we will have retained approximately $150.0 million, which will include the amounts retained by us from the proceeds of the Formation Borrowings and this offering, as described above, which we will use for corporate purposes and ongoing cash needs and which we believe will provide us with sufficient liquidity to pay the cash portion of any Purging Distribution(s) if CBS completes the Separation by means of the split-off and we elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described above. See “Use of Proceeds” and “The Separation”;

•

On January 31, 2014, we entered into the Revolving Credit Facility, which matures in 2019 and has a commitment of $425 million with third-party financial institutions. The Revolving Credit Facility will be used for corporate purposes, including the issuance of letters of credit, and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering;

•	On January 31, 2014, we entered into the Letter of Credit Facility, pursuant to which we may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80 million;

•	Prior to the effectiveness of the registration statement of which this prospectus forms a part, we formed subsidiary corporations to serve as TRSs and contributed our non-real estate and non-U.S. assets to such subsidiary corporations;

•	Prior to the consummation of this offering, we will amend and restate our initial charter and amend and restate our initial bylaws; and

•	On March 14, 2014, our board of directors declared a 970,000-for-one split of our common stock effected through a dividend to our parent, a wholly owned subsidiary of CBS. As a result of the stock split, the 100 shares of our common stock then outstanding were converted into 97,000,000 shares of our common stock. Also on March 14, 2014, our board of directors declared a contingent dividend to our parent, payable in an aggregate amount of 3,000,000 shares of our common stock less the total number of shares of our common stock actually purchased by the underwriters pursuant to their option to purchase additional shares. These shares of our common stock, if any, are payable to our parent at the end of the 30-day period in which the underwriters may exercise their option. As a result, there will be 120,000,000 shares of our common stock outstanding regardless of whether the underwriters exercise their option to purchase additional shares. All share data of our company presented in this prospectus has been adjusted to reflect this stock split. All share data that is pro forma for this offering assumes that the full amount of the contingent dividend has been paid to our parent.

We refer to the above transactions as our “formation transactions.” As a result of our formation transactions, CBS will receive aggregate consideration of approximately $1.95 billion, which consists of the Transferred Borrowing Proceeds and the Transferred Offering Proceeds, in each case, determined in the manner described above.

THE SEPARATION

CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Shares Eligible for Future Sale—Lock-Up Agreements and Other Contractual Restrictions on Resale.” CBS has advised us that it intends to effect the Separation by means of a tax-free split-off, pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of our common stock in an exchange offer. If the exchange offer is undertaken and consummated and not fully subscribed because less than all shares of our common stock owned by CBS are exchanged, the remaining shares of our common stock owned by CBS may be offered in one or more subsequent exchange offers (together with the initial exchange offer, the “exchange offer(s)”) and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS common stock remain outstanding after consummation of the exchange offer(s) (such distribution, together with the exchange offer(s), the “split-off”). CBS has received a private letter ruling from the IRS and expects to receive certain opinions of counsel to the effect that the split-off, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect to not dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS.

Except for the “lock-up” period described under “Shares Eligible for Future Sale—Lock-Up Agreements and Other Contractual Restrictions on Resale,” CBS is not subject to any contractual obligation to maintain its share ownership. For more information on the potential effect of CBS’s disposition of our common stock by means of the Separation or otherwise, please read “Risk Factors—Risks Related to Our Affiliation with CBS—Transfers of our common stock by CBS could adversely affect your rights as a stockholder and cause our stock price to decline.”

We are, and, until CBS ceases to own at least 80% of our outstanding common stock, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes (i.e., we will be subject to taxation at regular corporate rates). Pursuant to the tax matters agreement that we will enter into with CBS, we will be liable to pay CBS in respect of any taxes imposed on or with respect to us while we are a member of the CBS consolidated tax group.

Following the Separation, we intend to elect and qualify to be taxed as a REIT, and we, together with one or more of our subsidiaries, will jointly elect to treat such subsidiaries as TRSs. We expect the Separation to be consummated in 2014 and to make the REIT election (and the TRS election) for our taxable year beginning the day after the effective date of the Separation and ending December 31, 2014. However, depending on how CBS elects to proceed with the Separation (including the timing and number of exchange offers, if any), we may cease to be a member of the CBS consolidated tax group prior to the effective date of the Separation. In such circumstance, we may make our REIT election (and the TRS election) effective as of the day after we cease to be a member of the CBS consolidated tax group. For more information on the potential effect of any delay in the completion of the Separation or the nonoccurrence of the Separation, please read “Risk Factors—Risks Related to Our Affiliation with CBS—A delay in the completion of the Separation or the nonoccurrence of the Separation could result in our remaining a taxable corporation and could significantly reduce the amount of cash available for distribution to our stockholders.”

Our qualification to be taxed as a REIT will depend upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that immediately following this offering we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. Upon completion of this offering, CBS indirectly will own approximately 83% of our outstanding common stock (or approximately 81% if the underwriters exercise their option to purchase additional shares in full). Our board of directors will grant CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT. See “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—If we fail to meet the REIT income tests as a result of receiving non-qualifying rental income, we would be required to pay a penalty tax in order to retain our REIT status.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT.

So long as we qualify to be taxed as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and will be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which we lose our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property, and the income of our TRSs will be subject to taxation at regular corporate rates.

If CBS completes the Separation by means of the split-off, CBS will allocate its earnings and profits between CBS and us in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, we will, before the end of any REIT taxable year in which we have accumulated earnings and profits attributable to a non-REIT year, declare a dividend to our stockholders to distribute such accumulated earnings and profits, including any earnings and profits allocated to us by CBS in connection with the split-off (any such distribution declared in our first REIT taxable year or with respect to earnings and profits allocated to us by CBS, the “Purging Distribution(s)”). We expect to pay the Purging Distribution(s) in a combination of cash and our stock. Based on the initial public offering price of $28.00 per share, we currently estimate that the Purging Distribution(s) will total approximately $500 million, of which approximately 20% will be paid in cash and approximately 80% will be paid in shares of our common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from our current estimates based on a number of factors, including (1) the relative market capitalizations of our company and CBS, (2) the timing of our REIT election and the split-off (if any), (3) the financial performance of CBS, our company and our respective subsidiaries through the closing of the split-off (if any) and (4) for the share portion of our Purging Distribution(s), the per-share market value of our common stock at the time of distribution. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of our Purging Distribution(s) will be. Following the final payment of the Purging Distribution(s) declared in our first REIT taxable year, if any, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the estimated cash portion of such Purging Distribution(s) that was retained by us as described under “Use of Proceeds” and “The Separation” (which could differ from the estimates disclosed herein).

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of March 17, 2014, information with respect to the beneficial ownership of shares of our common stock before and after giving effect to this offering for (a) each person who is expected to be the beneficial owner of more than 5% of the outstanding common stock immediately following the completion of this offering, (b) our directors, director nominees and named executive officers and (c) our directors, director nominees and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within, or RSUs that will vest on or within, 60 days of March 17, 2014. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws, where applicable. Unless otherwise indicated, the address of each named person is c/o CBS Outdoor Americas Inc., 405 Lexington Avenue, 17th Floor, New York, New York 10174.

	Shares of CBS Outdoor Americas Inc. Beneficially Owned Before Offering (as of March 17, 2014)		Shares of CBS Outdoor Americas Inc. Beneficially Owned After Offering(1)
Name of Beneficial Owner	Number of Shares	Percent of Shares	Number of Shares	Percent of Shares

Beneficial owners of more than 5% of our outstanding common stock:

CBS Corporation(2)	97,000,000	(100%)	100,000,000	(83%)

Sumner M. Redstone/National Amusements, Inc. (“NAI”)/NAI Entertainment Holdings LLC (“NAI EH”)(3)	97,000,000	(100%)	100,000,000	(83%)

Directors, director nominees and named executive officers:
Anthony G. Ambrosio	—	—	—	—
Joseph R. Ianniello	—	—	—	—
Wally Kelly	—	—	—	—
Jeremy J. Male(4)	—	—	—	—
Peter Mathes	—	—	—	—
Leslie Moonves	—	—	—	—
Raymond Nowak	—	—	—	—
Richard Sauer	—	—	—	—
Donald R. Shassian(5)	—	—	—	—
Lawrence P. Tu	—	—	—	—
Joseph H. Wender	—	—	—	—
All directors, director nominees and executive officers as a group (12 persons)	—	—	—	—

*       Less than one percent.

(1)       Assumes 120,000,000 shares of our common stock are outstanding immediately following this offering and that the underwriters do not exercise their option to purchase additional shares. In the event the underwriters exercise their option to purchase additional shares in full, each of CBS Corporation and Mr. Redstone/NAI/NAI EH will beneficially own 97,000,000 shares of our common stock, representing 81% of our outstanding common stock, following the offering. The table does not reflect any shares of common stock that our directors and executive officers may purchase in this offering, including through the directed shares program, as described under “Underwriting.”

(2)       The address of CBS Corporation is 51 West 52nd Street, New York, NY 10019. All of the shares of our common stock beneficially owned by CBS are held by CBS Radio Media Corporation. CBS Radio Media Corporation is a direct wholly owned subsidiary of CBS Radio Inc., which is a direct wholly owned subsidiary of CBS Broadcasting Inc., which is a direct wholly owned subsidiary of Westinghouse CBS Holding Company, Inc., which is a direct wholly owned subsidiary of CBS.

(3)       Mr. Redstone, NAI and NAI EH beneficially own a controlling interest in CBS as disclosed in Amendment 19 to the Schedule 13G they filed on February 11, 2014 and, accordingly, may be deemed to beneficially own all of the Company’s shares held by CBS. As disclosed in the definitive proxy statement filed by CBS on April 12, 2013, as of March 28, 2013, NAI beneficially owned, directly and indirectly through its wholly owned subsidiary, NAI EH, approximately 79.7% of CBS’s outstanding Class A voting Common Stock and approximately 6.5% of CBS’s outstanding Class A voting Common Stock and Class B non-voting Common Stock on a combined basis. Sumner M. Redstone is the controlling stockholder of NAI. The address of each of Mr. Redstone, NAI and NAI EH is 846 University Avenue, Norwood, MA 02062.

(4)       Subject to certain conditions, in connection with this offering Mr. Male will be afforded the opportunity to purchase shares of our common stock at the public offering price having an aggregate value of up to $4 million. For each share of our common stock purchased, Mr. Male will receive 0.625 RSUs payable in shares of our common stock under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. See “Executive Compensation—Employment Agreements—Jeremy J. Male.”

(5)       Subject to certain conditions, in connection with this offering Mr. Shassian will be afforded the opportunity to purchase shares of our common stock at the public offering price having an aggregate value of up to $2 million. For each two shares of our common stock purchased, Mr. Shassian will receive one RSU payable in shares of our common stock under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. See “Executive Compensation—Employment Agreements—Donald R. Shassian.”

The following table sets forth, as of February 28, 2014, information with respect to the beneficial ownership of shares of CBS Class B Common Stock by (a) our directors, director nominees and named executive officers and (b) our directors, director nominees and executive officers as a group. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of CBS Class B Common Stock shown that they beneficially own, subject to community property laws, where applicable. Unless otherwise indicated, the address of each named person is c/o CBS Outdoor Americas Inc., 405 Lexington Avenue, 17th Floor, New York, New York 10174.

	Shares of CBS Class B Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number of CBS Class B Shares		Percent of CBS Class B Shares

Directors, director nominees and named executive officers:
Anthony G. Ambrosio	608,169	(2)(3)(4)	*
Joseph R. Ianniello	463,286	(2)(3)(4)	*
Wally Kelly	112,434	(2)(3)	*
Jeremy J. Male	18	(3)	*
Peter Mathes	—		*
Leslie Moonves	11,539,177	(2)(3)(4)	2.1%
Raymond Nowak	95,393	(2)(3)	*
Richard Sauer	6,429	(2)(3)	*
Donald R. Shassian	—		*
Lawrence P. Tu	78	(3)	*
Joseph H. Wender	—		*
All directors, director nominees and executive officers as a group (12 persons)	12,834,134	(5)	2.3%

*       Less than one percent.

(1)       The authorized common stock of CBS consists of Class A voting Common Stock and Class B non-voting Common Stock. None of our directors, director nominees or executive officers beneficially own any shares of CBS Class A Common Stock.

(2)       Includes the following shares of CBS Class B Common Stock (a) which the indicated executive officer, director or director nominee had the right to acquire on or within 60 days from February 28, 2014, through the exercise of stock options: Ambrosio, 440,757; Ianniello, 275,178; Kelly, 108,199; Moonves, 9,681,971; and Nowak, 63,825; and (b) underlying RSUs which will vest within 60 days from February 28, 2014 held by the indicated executive officer, director or director nominee: Ianniello, 388 (all of which are held by spouse); Kelly, 421; and Sauer, 303.

(3)       Includes shares held in the CBS 401(k) Plan or CBS Outdoor 401(k) Plan, as applicable.

(4)       Includes the following number of shares of CBS Class B Common Stock (a) owned by family members but as to which the indicated director disclaims beneficial ownership: Ianniello, 10,749; and Moonves, 4,607; (b) held by trusts, as to which Moonves has shared voting and investment power: 238,163; and (c) held in family trusts, as to which the indicated director or director nominee has sole voting and investment power: Ambrosio, 62,500; and Moonves, 350,006.

(5)       Includes 10,571,370 shares of CBS Class B Common Stock which the directors, director nominees and executive officers as a group had the right to acquire on or within 60 days from February 28, 2014, through the exercise of stock options or through the vesting of RSUs.

DESCRIPTION OF SECURITIES

The following summary of the terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law, our charter and our bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

General

Our charter will provide that we may issue up to 450,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. Our charter will authorize our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series of stock. Upon completion of this offering, 120,000,000 shares of our common stock (whether or not the underwriters exercise their option to purchase additional shares) and no shares of our preferred stock will be issued and outstanding. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

All of the shares of common stock offered by this prospectus will be duly authorized, and, when issued, will be fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter relating to the restrictions on ownership and transfer of shares of our stock, holders of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for distribution to our stockholders and will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up, after payment of or adequate provision for all of our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock and except as may be otherwise specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of our stock, the holders of shares of our common stock will possess the exclusive voting power. Directors will be elected by a plurality of all of the votes cast in the election of directors. There is no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock, shares of our common stock will have equal distribution, liquidation and other rights.

Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock

Our charter will authorize our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we are authorized to issue. In addition, our charter will authorize our board of directors to authorize the issuance from time to time of shares of our common and preferred stock.

Our charter also will authorize our board of directors to classify and reclassify any unissued shares of our common or preferred stock into other classes or series of stock, including one or more classes or series of stock that may have preferences over our common stock with respect to distributions or upon liquidation, and to authorize us to issue the newly classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although our board of directors does not currently have any plans to do so, it could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

We believe that the power of our board of directors to approve amendments to our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Restrictions on Ownership and Transfer

In order for us to qualify to be taxed as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to qualify to be taxed as a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account options to acquire shares of stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify to be taxed as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Taxation of CBS Outdoor Americas Inc.—Requirements for Qualification—General.”

As of the closing of this offering, our charter will contain restrictions on the ownership and transfer of shares of our stock that are intended to assist us in complying with these requirements, among other purposes. The relevant sections of our charter will provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the “common stock ownership limit”) or 9.8% in value of the aggregate outstanding shares of all classes or series of our stock (the “aggregate stock ownership limit”). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of shares of our stock as described below, would beneficially own or constructively own shares of our stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or less than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of our stock), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of our stock in excess of the ownership limits.

Our board of directors, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if we obtain such representations and undertakings from such stockholders as are reasonably necessary for the board of directors to determine that:

•	no individual’s beneficial or constructive ownership of our stock will result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT; and

•

such stockholder does not and will not own, actually or constructively, an interest in a customer (i.e., a lessee of real property for purposes of the REIT requirements) of ours (or a customer of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such customer (or our board of directors determines that revenue derived from such customer will not, individually or in the aggregate with other revenues of our company, affect our ability to qualify to be taxed as a REIT).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the excepted holder limit, our board of directors may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit. Our board of directors will grant CBS and certain of its affiliates exemptions from the ownership limits applicable to other holders of our common stock, subject to certain initial and ongoing conditions designed to protect our status as a REIT.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of our outstanding stock or we would otherwise fail to qualify to be taxed as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or our stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common stock or our stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

Upon the completion of this offering, our charter will further prohibit:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify to be taxed as a REIT;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); and

•	any person from beneficially or constructively owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of shares of our stock described above, or who would have owned shares of our stock transferred to the trust as described below, must immediately give notice to us of such event or, in the case of an attempted or proposed transaction, give us at least 15 days’ prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on ownership and transfer of shares of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of shares of our stock described above is no longer required.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or an excepted holder limit established by our board of directors, or in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity,” then our charter will provide that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Shares of our stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, accepts such offer. We may reduce the amount so payable to the prohibited owner by the amount of any distribution that we made to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of shares of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

In addition, if our board of directors determines that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of shares of our stock described above, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of our stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, provide to us such information as we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Any certificates representing shares of our stock or notice in lieu thereof will bear a legend referring to the restrictions on ownership and transfer of shares of our stock described above.

These restrictions on ownership and transfer of shares of our stock will take effect upon completion of this offering and will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance is no longer required.

The restrictions on ownership and transfer of shares of our stock described above could delay, defer or prevent a transaction or a change in control, including one that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Bank, National Association.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law and to our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Our Board of Directors

In accordance with the terms of our charter, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Our charter will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors pursuant to our bylaws, but may not be fewer than the minimum required by Maryland law, which is one. Our bylaws will provide that our board of directors will consist of not less than one and not more than 15 directors. Upon the completion of this offering, we expect that our board of directors will consist of seven directors.

Election of Directors; Removals; Vacancies

Our bylaws will provide that directors will be elected by a plurality of all of the votes cast in the election of directors.

Our charter will provide that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, at or after the time when CBS and its affiliates together no longer beneficially own a majority or more of shares of our outstanding stock entitled to vote generally in the election of directors (the “trigger date”), our directors may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Prior to the trigger date, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, our directors may be removed with or without cause by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

Our charter will provide that vacancies on our board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, subject to the rights, if any, of holders of any class or series of preferred stock to fill vacancies; provided that until such time as we are able to make a Subtitle 8 election, stockholders may fill a vacancy on our board of directors that is caused by the removal of a director. See “—Subtitle 8.” Any director elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Meetings of Stockholders

Our bylaws will provide that a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. Our chairman, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting.

Stockholder Actions by Written Consent

Under the Maryland General Corporation Law, stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting unless the charter provides for a lesser percentage. Our charter will permit stockholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws will provide that, at any time prior to the trigger date, stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders. Prior to the trigger date, CBS’s consent will be required for any amendment to this provision of our bylaws.

Advance Notice of Director Nominations and New Business

Our bylaws will provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by any stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to us within the time period and containing the information and other materials specified in the advance notice provisions of our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors or (ii) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each such nominee and who has provided notice to us within the time period and containing the information and other materials specified in the advance notice provisions of our bylaws.

The advance notice procedures of our bylaws will provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our corporate secretary at our principal executive office not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the immediately preceding annual meeting. In connection with our first annual meeting or in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting nor later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Our bylaws will provide that as long as CBS beneficially owns 30% or more of the combined voting power of our outstanding stock, CBS is exempt from the foregoing advance notice provisions.

Amendment of Charter and Bylaws

Under the Maryland General Corporation Law, a Maryland corporation generally may not amend its charter unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter will provide that we generally may amend our charter if such action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for amendments to certain provisions of our charter related to the removal of directors.

Subject to a consent right of CBS with respect to bylaw provisions regarding stockholder actions by written consent and with respect to CBS’s exemption from our advance notice provisions, our bylaws will provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Transactions Outside the Ordinary Course of Business

Under the Maryland General Corporation Law, a Maryland corporation generally may not dissolve, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter will provide that we generally may not dissolve, merge or consolidate with another entity, sell all or substantially all of our assets or engage in a statutory share exchange unless the action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Business Combinations

Under the Maryland General Corporation Law, certain “business combinations” (including a merger, consolidation, statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

Pursuant to the statute, our board of directors will by resolution exempt business combinations between us and CBS or its affiliates and between us and any other person, provided that in the latter case the business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and CBS or its affiliates or to a business combination between us and any other person if our board of directors has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our board of directors will not amend or repeal this resolution in the future.

Control Share Acquisitions

The Maryland General Corporation Law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, officers of the corporation or employees of the corporation who are directors of the corporation are excluded from shares entitled to vote on the matter.

Our bylaws will contain a provision opting out of the control share acquisition statute. This provision may be amended or eliminated at any time in the future by our board of directors.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the Maryland General Corporation Law that provide for:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•	a requirement that a vacancy on the board be filled only by a vote of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Our charter will provide that, effective at such time as we are able to make a Subtitle 8 election, vacancies on our board may be filled only by the remaining directors and that directors elected by the board to fill vacancies will serve for the remainder of the full term of the class of directors in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we will (i) have a classified board, (ii) require, on or after the trigger date, the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal will be allowed only for cause, (iii) vest in the board the exclusive power to fix the number of directorships and (iv) require, unless called by our chairman, our chief executive officer, our president or our board of directors, the written request of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast at such a meeting to call a special meeting.

Forum Selection Clause

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by us or by any of our directors or officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws or (d) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

REIT Qualification

Our charter will provide that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify to be taxed as a REIT.

Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The Maryland General Corporation Law contains, and our charter and bylaws will contain, provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including supermajority vote requirements, a classified board, cause requirements for removal of directors, as applicable, and advance notice requirements for director nominations and other stockholder proposals. Likewise, if the provision in our bylaws opting out of the control share acquisition provisions of the Maryland General Corporation Law or the resolution exempting certain business combinations from the business combination provisions of the Maryland General Corporation Law were repealed or rescinded, these provisions of the Maryland General Corporation Law could have similar antitakeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The Maryland General Corporation Law requires us (unless our charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity.

The Maryland General Corporation Law permits us to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made or threatened to be made a party by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the Maryland General Corporation Law, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that a personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.

In addition, the Maryland General Corporation Law permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us, and our bylaws will obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee of our company or a predecessor of our company.

The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of our charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, we intend to enter into separate indemnification agreements with each of our directors in the form filed as Exhibit 10.5 to the registration statement of which this prospectus forms a part. Each indemnification agreement will provide, among other things, for indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and our charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such advancement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock.

Upon completion of this offering, we expect to have outstanding 120,000,000 shares of our common stock (whether or not the underwriters exercise their option to purchase additional shares).

The 20,000,000 shares sold in this offering (23,000,000 shares if underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limits on ownership set forth in our charter, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act (“Rule 144”). Any shares purchased by affiliates in this offering, or held by affiliates upon completion of this offering, will be “restricted shares” as defined in Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person (or persons whose common stock is required to be aggregated), who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately 1,200,000 shares immediately after completion of this offering; or

•	the average weekly trading volume in our shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with an issuer.

Under Rule 144, once we have been a reporting company subject to the requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without limitation subject only to availability of current, public information about our company, and after beneficially owning such shares for at least twelve months, such person would be able to sell those shares without limitation regardless of the availability of public information about our company. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of affecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our directors, officers, employees, consultants or advisors who purchased shares of stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of stock from us after that date upon the exercise of options granted before that date, is eligible to resell such shares of stock 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration Rights

In connection with this offering, we will enter into a registration rights agreement that provides for registration of the shares of our common stock owned by CBS and its affiliated entities following this offering. For more information, see “Certain Relationships and Related-Person Transactions—Agreements Between CBS and Us Relating to this Offering or the Separation—Registration Rights Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.

Lock-Up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of shares of our common stock by operation of Rule 144 and other provisions of the Securities Act, (i) our executive officers and directors have agreed, subject to certain limited exceptions, not to offer, pledge, sell or contract to sell or otherwise transfer or dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the completion of this offering without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters, (ii) CBS has agreed, subject to certain limited exceptions, not to offer, pledge, sell or contract to sell or otherwise transfer or dispose of any shares of our common stock or securities convertible into common stock owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the completion of this offering without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters and (iii) we have agreed that we will not offer, pledge, sell or contract to sell or otherwise transfer or dispose of, directly or indirectly, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the common stock or such other security, or make a demand for or exercise any right with respect to the registration of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters for a period of 180 days after the date of this prospectus (the “lock-up period”), subject to certain limited exceptions set forth in “Underwriting.”

Notwithstanding the foregoing, if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the lock-up period, the restrictions imposed by the lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

S-8 Registration Statement

We intend to file a registration statement on Form S-8 to register an aggregate of 8.0 million shares of our common stock reserved for issuance under the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan. Such registration statement will become effective upon filing with the SEC, and shares of our common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to any applicable restrictions and vesting requirements and the lock-up agreements described in “Underwriting.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. For purposes of this section, references to “CBS Outdoor Americas Inc.,” “we,” “our” and “us” generally mean only CBS Outdoor Americas Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to “customers” are to persons who are treated as lessees of real property for purposes of the REIT requirements. This summary is based upon the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences or any U.S. federal tax consequences other than those pertaining to the income tax, in each case, relevant to us or an investment in our common stock, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships, other pass-through entities and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	individual retirement and other tax-deferred accounts;

•	U.S. persons that have a functional currency other than the U.S. dollar.

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means property held for investment.

The U.S. federal income tax treatment of holders of our common stock depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of CBS Outdoor Americas Inc.

We are, and, until CBS ceases to own at least 80% of our outstanding common stock, we will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes (i.e., we will be subject to taxation at regular corporate rates, including any applicable alternative minimum tax), and dividends paid to our stockholders will not be deductible by us in computing our taxable income. Pursuant to the tax matters agreement that we will enter into with CBS, we will be liable to pay CBS in respect of any taxes imposed on or with respect to us while we are a member of the CBS consolidated tax group.

Following the Separation, we intend to elect and qualify to be taxed as a REIT, and we, together with one or more of our subsidiaries, will jointly elect to treat such subsidiaries as TRSs. We expect the Separation to be consummated in 2014 and to make the REIT election (and the TRS election) for our taxable year beginning the day after the effective date of the Separation and ending December 31, 2014. However, there can be no assurance that the Separation will be consummated within such time frame. Moreover, depending on how CBS elects to proceed with the Separation (including the timing and number of exchange offers, if any), we may cease to be a member of the CBS consolidated tax group prior to the effective date of the Separation. In such circumstance, we may make our REIT election effective as of the day after we cease to be a member of the CBS consolidated tax group. However, there can be no assurance that we would satisfy the requirements for taxation as a REIT prior to the consummation of the Separation, particularly with respect to our receipt of rent payable by CBS or its affiliates during such time. Thus, if the consummation of the Separation is delayed beyond the end of the taxable year in which we cease to be a member of the CBS consolidated tax group, we may not make an election to be taxed as a REIT for such taxable year and may remain a taxable C corporation until such taxable year as the Separation is consummated.

The determination of whether and when to proceed with the Separation is entirely within the discretion of CBS. There can be no assurance that the Separation will occur and thus there can be no assurance that we will make an election and qualify to be taxed as a REIT.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as REIT Tax Counsel in connection with our intended election to be taxed as a REIT. We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we have received an opinion of REIT Tax Counsel with respect to our qualification to be taxed as a REIT in connection with our election to be taxed as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of REIT Tax Counsel represents only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by CBS and us, including representations relating to the values of our assets and the sources of our income. The opinion was expressed as of the date issued. REIT Tax Counsel will have no obligation to advise CBS, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by REIT Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT. In general, CBS has informed us that it expects that, if received, the ruling will provide, subject to the terms and conditions contained therein, that our lease revenues from certain advertising structures and sites and certain services that we, an independent contractor or a TRS may provide, directly or through subsidiaries, to our customers, will enable us to qualify to be taxed as a REIT. Although, if received, we may generally rely upon the ruling, no assurance can be given that the IRS will not challenge our qualification to be taxed as a REIT on the basis of other issues or facts outside the scope of the ruling.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

Beginning in 2013, most U.S. stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. Commencing in 2013, the highest marginal noncorporate U.S. federal income tax rate applicable to ordinary income is 39.6%. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification to be taxed as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm’s-length terms.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of our TRSs will generally be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

(7)	that meets other tests described below, including with respect to the nature of its income and assets; and

(8)	that makes an election to be subject to tax as a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT. Our charter will provide restrictions regarding the ownership and transfers of shares of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable

Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these recordkeeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests.  If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests.”

Disregarded Subsidiaries.  If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single-member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries.  In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flows that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s customers that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRSs, if any, will be conducted on an arm’s-length basis.

Income Tests

In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property.  Rents we receive from a customer will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate customer, or, if the customer is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the customer. Rents we receive from such a customer that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other customers for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other customers is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally do not operate or manage the property or furnish or render services to our customers, subject to a 1% de minimis allowance and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenues, or a TRS, which may be wholly or partially owned by us, to provide non-customary services to our customers without causing the rent that we receive from those customers to fail to qualify as “rents from real property.”

The value of our assets is primarily attributable to our outdoor advertising structure and sites. Billboards are generally located on sites leased through agreements with landowners. Billboard displays can be either static or digital and can come in a variety of forms, including freestanding billboard displays and displays on the exterior and roofs of buildings. Advertising displays may also be placed on the interior and exterior of rail and subway cars and buses, as well as on benches, trams, trains, transit shelters, urban panels (i.e., smaller-sized billboards located at transit entrances), street kiosks and transit platforms. We generally own the physical billboard structures on which our customers display advertising copy, hold the legal permits to display advertising thereon and lease the underlying sites. We estimate that approximately 75% of our billboard structures in the United States are “legal nonconforming” billboards, meaning they were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of our portfolio. We also hold exclusive multiyear contracts with municipalities and transit operators in many large cities, including Los Angeles, Washington, D.C. and New York City, to operate advertising structures and sites within their transit systems. We will lease and sublease displays on our advertising structures and sites pursuant to advertising agreements. Further, we or our affiliates will provide certain services to customers of our advertising structures and sites. We expect that certain of our outdoor advertising assets described above will be treated as real property for purposes of the REIT gross income tests, and therefore expect that the rent payments received pursuant to the advertising agreements with respect to such assets will be treated as rents from real property for purposes of the REIT gross income tests. We intend to structure our provision of services to our customers in a manner that does not prevent our rental income from qualifying as “rents from real property.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our qualification to be taxed as a REIT. In general, CBS has informed us that it expects that if received, the ruling will provide, subject to the terms and conditions contained therein, that amounts received by us pursuant to certain of our advertising agreements, including for certain services that we, independent contractors or TRSs may provide, directly or through subsidiaries, to our customers, will enable us to qualify to be taxed as a REIT. Although, if received, we may generally rely upon the ruling, no assurance can be given that the IRS will not challenge our qualification to be taxed as a REIT on the basis of other issues or facts outside the scope of the ruling.

As described above, upon completion of this offering, CBS indirectly will own approximately 83% of the voting power of our outstanding stock following this offering (or approximately 81% of the voting power of our outstanding stock following this offering if the underwriters exercise their option to purchase additional shares in full). Our board of directors will grant CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT. Notwithstanding the satisfaction of such conditions, certain rents we receive could be treated as non-qualifying income for purposes of the REIT requirements. Even if we have reasonable cause for a failure to meet the REIT income tests as a result of receiving non-qualifying rental income, we would nonetheless be required to pay a penalty tax in order to retain our REIT status.

We intend to cause any services that are not “usually or customarily rendered,” or that are for the benefit of a particular customer in connection with the rental of real property, to be provided through a TRS or through an “independent contractor.” However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.

Interest Income.  Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income.  We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fee Income.  Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Hedging Transactions.  Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests.  If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by us from CBS failing to qualify as “rents from real property,” we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) was not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

In order to qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(i)	the sum of

(a)	90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and

(b)	90% of our after tax net income, if any, from foreclosure property (as described below); minus

(ii)	the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our stockholders in the year in which paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class and (ii) in accordance with any preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

We expect that our REIT taxable income will be less than our cash flows because of depreciation and other noncash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) in order to meet the distribution requirements, while preserving our cash. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

Earnings and Profits Distribution Requirement.  In connection with the split-off, CBS will allocate its earnings and profits between CBS and us in accordance with provisions of the Code. A REIT must, before the end of any taxable year in which it has accumulated earnings and profits attributable to a non-REIT year, distribute such earnings and profits.

In order to comply with this requirement, we will pay the Purging Distribution(s) by declaring a dividend to our stockholders to distribute our accumulated earnings and profits attributable to any non-REIT years, including any earnings and profits allocated to us by CBS in connection with the split-off. We expect to pay the Purging Distribution(s) in a combination of cash and our stock, a substantial portion of which will be in stock, as described in “The Separation.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to our payment of the Purging Distribution in a combination of cash and our stock. In general, CBS has informed us that it expects that, if received, the ruling will provide, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce our earnings and profits attributable to non-REIT years and (2) the amount of our stock received by any of our stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. A stockholder of our common stock will be required to report dividend income as a result of the Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Derivatives and Hedging Transactions

We may enter into hedging transactions, including with respect to foreign currency exchange rate and interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as swap contracts, cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction and (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification to be taxed as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our customers by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time, our TRS may provide services to our customers. We intend to set the fees paid to our TRS for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for customer services over the amount actually paid.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to stockholders will be taxable as regular corporate dividends. Such dividends paid to U.S. stockholders that are individuals, trusts or estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to taxable U.S. stockholders. A “U.S. stockholder” is any holder of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust or (b) that trust has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions.

Distributions Prior to the Effective Date of Our REIT Election.  For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, the distributions that we make to taxable U.S. stockholders out of current or accumulated earnings and profits will generally be treated as dividends. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a noncorporate U.S. stockholder generally will constitute “qualified dividends” that will generally be subject to tax at the maximum tax rate accorded to long-term capital gains (currently 20% for noncorporate taxpayers). Dividends we pay to a corporation that is a taxable U.S. stockholder generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Distributions in excess of our current or accumulated earnings and profits will constitute a return of capital that will be applied against and reduce the stockholder’s adjusted basis in our common stock (but not below zero). Any amount distributed that is in excess of both our current and accumulated earnings and profits and the stockholder’s basis in our common stock will be treated as gain realized on the sale or other disposition of our common stock. Gain or loss a taxable U.S. stockholder realizes on the sale or other disposition of our common stock will be capital gain or loss. The amount of a stockholder’s gain or loss will be equal to the difference between the stockholder’s tax basis in the common stock disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations. Any capital gain or loss a taxable U.S. stockholder realizes on a sale or other disposition of our common stock will generally be long-term capital gain or loss if the stockholder’s holding period for the common stock is more than one year. Long-term capital gain realized by a noncorporate U.S. stockholder generally will be subject to a maximum rate of 20%).

Distributions From and After the Effective Date of Our REIT Election.  For such time as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. stockholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. stockholders that are individuals, trusts or estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax) (i.e., the Purging Distribution(s));

•	dividends received by the REIT from other REITs (if designated by these REITs as qualified dividends), TRSs or other taxable C corporations; or

•	income in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

We expect to pay the Purging Distribution(s) in a combination of cash and our stock, a substantial portion of which will be in stock, as described in “The Separation.” CBS has requested a private letter ruling from the IRS with respect to certain issues relevant to the payment of the Purging Distribution(s) in a combination of cash and our stock. In general, CBS has informed us that it expects that, if received, the ruling will provide, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce our earnings and profits attributable to non-REIT years and (2) the amount of our stock received by any of our stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. A taxable U.S. stockholder will be required to report dividend income as a result of a Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution. Similarly, if in the future we declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that we designate as capital gain dividends will generally be taxed to our U.S. stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of CBS Outdoor Americas Inc.—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders that are individuals, trusts or estates, and 35% in the case of U.S. stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of CBS Outdoor Americas Inc.—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock.  If a U.S. stockholder sells or disposes of shares of our stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations.  Distributions that we make and gains arising from the sale or exchange by a U.S. stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. stockholders. A “non-U.S. stockholder” is any holder of our common stock other than a partnership or U.S. stockholder.

Taxation of Non-U.S. Stockholders Prior to the Effective Date of Our REIT Election.

Dividends.  For the period commencing with the completion of this offering through the day immediately prior to the effective date of our REIT election, the portion of dividends received by non-U.S. stockholders that (i) is payable out of our earnings and profits and (ii) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions.  Unless our stock constitutes a U.S. real property interest (“USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (i) the stockholder’s proportionate share of our earnings and profits, plus (ii) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Gain on Sale or Other Disposition of our Common Stock.  In general, a non-U.S. stockholder will not be subject to U.S. federal income or, subject to the discussion below under the heading “Information Reporting and Backup Withholding,” withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. stockholder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. stockholder’s holding period and certain other conditions are satisfied. If we are a USRPHC for U.S. federal income tax purposes, generally, our stock will constitute a USRPI. Subject to certain exceptions discussed below, we will be a USRPHC for U.S. federal income tax purposes (and our stock will be treated as a USRPI) if 50% or more of our assets throughout the prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs, and thus we expect to be a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. stockholder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. stockholder who is subject to U.S. federal income tax because the non-U.S. stockholder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

If gain on the sale of our stock is subject to taxation under FIRPTA because our stock constitutes a USRPI, the non-U.S. stockholder will be required to file a U.S. federal income tax return and will be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS. However, if our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder’s sale of our common stock would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of our outstanding common stock at all times during a prescribed testing period. We expect that our common stock will be regularly traded on an established securities market.

Information Reporting and Backup Withholding.  We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. stockholder generally will be exempt from backup withholding if the non-U.S. stockholder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. stockholder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. stockholder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. stockholder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. stockholder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. stockholder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. stockholder can be refunded or credited against the non-U.S. stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Taxation of Non-U.S. Stockholders From and After the Effective Date of Our REIT Election.

Ordinary Dividends.  The portion of dividends received by non-U.S. stockholders that (i) is payable out of our earnings and profits (including the Purging Distribution), (ii) is not attributable to capital gains that we recognize and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions.  Unless our stock constitutes a USRPI, distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (i) the stockholder’s proportionate share of our earnings and profits, plus (ii) the stockholder’s basis in its stock, will be taxed under FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends.  Under FIRPTA, a distribution that we make to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. stockholder that is a corporation.

A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor or if the underlying asset is not a USRPI. Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. We expect that a significant portion of our assets will be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (i) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. stockholder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange.

Dispositions of Our Stock.  Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, our stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.

Even if the foregoing 50% test is met, however, our stock will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. stockholders at all times during a specified testing period. As described above, our charter will contain restrictions designed to protect our status as a “domestically controlled qualified investment entity,” and we believe that we will be and will remain a domestically controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, no assurance can be given that we will be or will remain a domestically controlled qualified investment entity.

In the event that we are not a domestically controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder’s sale of our common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of our outstanding common stock at any time during a prescribed testing period. We expect that our common stock will be regularly traded on an established securities market.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty) or (ii) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (a) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (ii) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (i) we are required to “look through” one or more of our pension trust stockholders in order to satisfy the REIT “closely held” test and (ii) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of shares of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

Medicare 3.8% Tax on Investment Income

For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a nonfinancial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. We intend to conduct our business in a manner such that we are not treated as an “investment company” under the Investment Company Act of 1940. In addition, if we elect and qualify to be taxed as a REIT, we intend to conduct our business in a manner that is consistent with maintaining our qualification to be taxed as a REIT. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objective is to maximize income. We intend to achieve this objective by developing our existing advertising structures and sites, including through the digital modernization of such advertising structures and sites, and by acquiring new advertising structures and sites. We currently intend to invest in advertising structures and sites located primarily in major metropolitan areas in the Americas. Future development or investment activities will not be limited to any specific percentage of our assets or to any geographic area or type of advertising structure or site. While we may diversify in terms of location, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. In addition, we may purchase or lease properties for long-term investment, improve the properties we presently own or other acquired properties, or lease such properties, in whole or in part, when circumstances warrant.

We may also enter into multiyear contracts with municipalities and transit operators for the exclusive right to display advertising copy on the interior and exterior of rail and subway cars, buses, benches, trams, trains, transit shelters, street kiosks and transit platforms. In addition, we may participate with third parties in property ownership through joint ventures or other types of co-ownership. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Investments in acquired advertising structures and sites may be subject to existing mortgage financing and other indebtedness or to new indebtedness that may be incurred in connection with acquiring or refinancing these properties. We do not currently have any restrictions on the number or amount of mortgages that may be placed on any one advertising site or structure. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

We may in the future invest in securities of other issuers, including REITs and entities engaged in real estate activities and including for the purpose of exercising control over such entities, although we have not done so during the past three years. Such future investment activities will not be limited to any specific percentage of our assets or to any specific type(s) of securities. However, because we must comply with various requirements under the Code in order to maintain our qualification to be taxed as a REIT, including restrictions on the types of assets we may hold, the sources of our income and accumulation of earnings and profits, our ability to engage in certain acquisitions, such as acquisitions of C corporations, may be limited. See “Risk Factors—Risks Related to Our Business and Operations—Future acquisitions and other strategic transactions could have a negative effect on our results of operations” and “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities.”

Investments in Other Securities

We may in the future invest in additional securities such as bonds, preferred stock and common stock. We have no present intention to make any such investments, except for investments in cash equivalents in the ordinary course of business. Future investment activities in additional securities will not be limited to any specific percentage of our assets or to any specific type of securities or industry group.

Dispositions

From time to time in the ordinary course of business, we have both acquired and disposed of advertising structures and sites in order to optimize our portfolio, and we intend to continue to do so in the future.

Investments in Real Estate Mortgages

We have not invested in, nor do we have any present intention to invest in, real estate mortgages, although we are not prohibited from doing so.

Financing and Leverage Policy

We intend, when appropriate, to employ leverage and to use debt as a means to provide additional funds to distribute to stockholders, to acquire assets, to refinance existing debt or for corporate purposes. We have not borrowed any money from third parties during the past three years, except in connection with our formation transactions. Our charter and bylaws will not limit the amount or percentage of indebtedness that we may incur, nor have we adopted any policies addressing this. Our existing debt agreements contain, and our future debt agreements may contain, covenants that place restrictions on us and our subsidiaries. These covenants may restrict, among other things, our and our subsidiaries’ ability to:

•	incur additional indebtedness, guarantee indebtedness or issue disqualified stock;

•	pay dividends on, repurchase or make distributions in respect of the Company’s or certain of our subsidiaries’ capital stock or make other restricted payments;

•	make certain investments;

•	sell, transfer or otherwise convey certain assets;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting certain subsidiaries’ ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay certain kinds of indebtedness; and

•	issue or sell stock of our subsidiaries.

See “Risk Factors—Risks Related to Our Business and Operations—The terms of the credit agreement governing the Senior Credit Facilities and the indenture governing the Senior Notes restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.” Our board of directors may limit our debt incurrence to be more restrictive than our debt covenants allow and from time to time may modify these restrictions in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. If these restrictions are relaxed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements.

Lending Policies

We do not intend to engage in significant lending activities, although we do not have a policy limiting our ability to make loans to third parties. We may consider offering purchase money financing in connection with the sale of properties. Other than loans to joint ventures in which we participate and loans to our employees, subject to applicable laws, which we have made, and may continue to make, we have not made any loans to third parties in the past three years.

Policies With Respect to Other Activities

We will have authority to issue debt securities, including senior securities, offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise reacquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Except in connection with our formation transactions, in the past three years, we have not issued debt securities, common stock, preferred stock, options to purchase stock or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of doing so. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase the number of authorized shares of common stock or preferred stock and to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate, subject to applicable laws and regulations. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Conflict of Interest Policies

Policies Applicable to All Directors and Officers.

In connection with this offering, we will adopt certain policies that are designed to eliminate or minimize certain potential conflicts of interest. Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that is designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between our employees, officers and directors and our company. However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Corporate Opportunities

Upon completion of this offering, our charter will contain provisions related to certain corporate opportunities that may be of interest to both us and CBS. These provisions provide that in the event that a director or officer of CBS Outdoor Americas Inc. who is also a director or officer of CBS acquires knowledge of a potential corporate transaction or matter that may be a corporate opportunity for both us and CBS (excluding any corporate opportunity that was presented or became known to such person solely in his or her capacity as a director or officer of CBS Outdoor Americas Inc., as reasonably determined by such director or officer, unless CBS Outdoor Americas Inc. notifies such person that CBS Outdoor Americas Inc. does not intend to pursue such corporate opportunity):

•	CBS Outdoor Americas Inc. renounces any interest in or expectancy with respect to such corporate opportunity if such director or officer (a) presents such opportunity to CBS or (b) does not communicate information regarding such opportunity to CBS Outdoor Americas Inc. because that person has directed the opportunity to CBS; and

•	such director or officer may present such corporate opportunity to either CBS Outdoor Americas Inc. or CBS or to both, as such director or officer deems appropriate under the circumstances in such person’s sole discretion, and by doing so such director or officer (a) will have fully satisfied and fulfilled such person’s duties to CBS Outdoor Americas Inc. and its stockholders with respect to such corporate opportunity, (b) will not be liable to CBS Outdoor Americas Inc. or its stockholders for breach of any statutory or common law duties and (c) will be deemed to have acted in accordance with the standard of care set forth in Section 2-405.1 of the Maryland General Corporation Law, or any successor statute, or otherwise applicable to directors and officers of a Maryland corporation.

In addition, our charter will provide that, except as otherwise agreed to in writing by us and CBS:

•	neither CBS Outdoor Americas Inc. nor CBS will have any duty to refrain from engaging, directly or indirectly, in the same or similar activities or lines of business as the other company, doing business with any potential or actual customer or supplier of the other company, or employing or engaging or soliciting for employment any director, officer or employee of the other company; and

•	no director or officer of CBS Outdoor Americas Inc. or CBS will be liable to the other company or to the stockholders of either for breach of any duty by reason of any such activities of CBS Outdoor Americas Inc. or CBS, as applicable, or for the presentation or direction to CBS Outdoor Americas Inc. or CBS of, or participation in, any such activities, by a director or officer of CBS Outdoor Americas Inc. or CBS, as applicable.

Our charter will provide that the foregoing will not be deemed exclusive of any other waiver of a corporate opportunity by CBS Outdoor Americas Inc. or our board of directors. The corporate opportunity provisions in our company’s charter will cease to apply and have no further force and effect from and after the date that both (1) CBS ceases to own shares of our common stock representing at least 20% of the total voting power of our common stock and (2) no person who is a director or officer of our company is also a director or officer of CBS.

Interested Director and Officer Transactions

Pursuant to the Maryland General Corporation Law, a contract or other transaction between us and any of our directors or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting of the board of directors or committee of the board of directors at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof; provided that:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us.

Reporting Policies

We intend to make available to our stockholders our annual reports on Form 10-K, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and other periodic reports, current reports, proxy statements and other information, including audited financial statements, with the SEC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement, dated as of the date of this prospectus, the underwriters named below, for whom Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Goldman, Sachs & Co.	3,400,000
Morgan Stanley & Co. LLC	3,400,000
J.P. Morgan Securities LLC	2,800,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,800,000
Citigroup Global Markets Inc.	1,400,000
Deutsche Bank Securities Inc.	1,400,000
Wells Fargo Securities, LLC	1,400,000
BNP Paribas Securities Corp.	400,000
Credit Suisse Securities (USA) LLC	400,000
Mizuho Securities USA Inc.	400,000
SMBC Nikko Securities America, Inc.	400,000
RBS Securities Inc.	350,000
UBS Securities LLC	350,000
BNY Mellon Capital Markets, LLC	150,000
TD Securities (USA) LLC	150,000
Barrington Research Associates, Inc.	110,000
Evercore Group L.L.C.	110,000
Guggenheim Securities, LLC	110,000
Nomura Securities International, Inc.	110,000
RBC Capital Markets, LLC	110,000
Drexel Hamilton, LLC	50,000
Lebenthal & Co., LLC	50,000
Loop Capital Markets LLC	50,000
Samuel A. Ramirez & Company, Inc.	50,000
The Williams Capital Group, L.P.	50,000

Total	20,000,000

The underwriters and their representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to certain conditions. The underwriters are obligated to accept and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased, or, in certain circumstances, the underwriting agreement may be terminated.

The underwriters initially propose to offer the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.756 per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by their representatives. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,000,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,000,000 shares of common stock.

	Total

	Per Share	No Exercise	Full Exercise
Public offering price	$28.00	$560,000,000	$644,000,000
Underwriting discounts and commissions to be paid by us	$1.26	$25,200,000	$28,980,000
Proceeds, before expenses, to us(1)	$26.74	$534,800,000	$615,020,000

We have agreed to reimburse the underwriters for the reasonable fees and disbursements of counsel to the underwriters in connection with the review by and clearance of the offering with FINRA of the terms of the sale of the shares of common stock in an amount not to exceed $20,000 in the aggregate.

There are no estimated expenses of this offering payable by us, exclusive of the underwriting discounts and commissions. See “Use of Proceeds.”

Our common stock has been approved for listing on the NYSE under the trading symbol “CBSO”.

We have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus relating to this offering, subject to certain exceptions (the “lock-up period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (including without limitation, shares of common stock or such other securities which may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities; or

•	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

All of our directors and executive officers and CBS have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters, they will not offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock beneficially owned by them for 180 days after the completion of this offering, subject to certain exceptions.

Notwithstanding the foregoing, if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the lock-up period, the restrictions imposed by the lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through this option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over the counter market or otherwise.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors that we may consider in determining the initial public offering price are our results of operations, management, estimated net income, estimated FFO, estimated Adjusted FFO, estimated Adjusted OIBDA, estimated operating income, estimated cash available for distribution, estimated impacts of qualifying to be taxed as a REIT, anticipated dividend yield and growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered to be comparable to us and the current state of the advertising industry, securities markets and the economy as a whole. We can make no assurance that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Relationships with Underwriters

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and nonfinancial activities and services. From time to time in the ordinary course of business, certain of the underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for us or for CBS for which they received, or will receive, customary fees and reimbursement of expenses. In addition, certain of the underwriters or their affiliates are parties to credit agreements with CBS and its subsidiaries, are parties to the Senior Credit Facilities and acted as initial purchasers for the offering of the Senior Notes. In particular, Citibank N.A. acted as administrative agent and swing line lender, Wells Fargo Bank, N.A. and Deutsche Bank Securities Inc. acted as co-syndication agents and Goldman Sachs Bank USA, J.P. Morgan Securities LLC, Bank of America, N.A. and Morgan Stanley MUFG Loan Partners, LLC acted as co-documentation agents for the Senior Credit Facilities. Affiliates of Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch and Deutsche Bank Trust Company Americas, also acted as the issuing bank for our Letter of Credit Facility and the trustee for the Senior Notes, respectively. One of CBS’s directors, Charles K. Gifford, is Chairman Emeritus and a director of Bank of America Corporation, the parent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter of this offering. In addition, one of our director nominees, Joseph H. Wender, is a Senior Consultant to Goldman Sachs & Co., an underwriter in this offering. Neither Mr. Gifford nor Mr. Wender was involved in the selection of the underwriters for this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may they be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our employees and officers, directors and director nominees, some employees and officers and directors of CBS, and some business associates. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Reserved shares purchased will be subject to the lock-up provisions described above.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Wachtell, Lipton, Rosen & Katz. Venable LLP will issue an opinion to us regarding the validity of the shares of common stock offered hereby. Skadden, Arps, Slate, Meagher & Flom LLP has acted as REIT Tax Counsel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The combined consolidated financial statements of CBS Outdoor Americas as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS, INCLUDING ANNUAL AND QUARTERLY REPORTS, CURRENT REPORTS AND PROXY STATEMENTS.

CBS OUTDOOR AMERICAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CBS Outdoor Americas Inc.

In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of operations, comprehensive income, invested equity and cash flows present fairly, in all material respects, the financial position of CBS Outdoor Americas, which consists of the entities comprising CBS Corporation’s Outdoor Americas operating segment, at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the Index to the Combined Consolidated Financial Statements present fairly, in all material respects, the information set forth therein when read in conjunction with the related combined consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York

February 18, 2014, except for the effects of the stock split discussed in Note 1 to the Combined Consolidated Financial Statements, as to which the date is March 17, 2014

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Year Ended December 31,
	2013	2012	2011
Revenues:
Billboard	$925.7	$913.6	$894.2
Transit and other	368.3	371.0	382.9
Total revenues	1,294.0	1,284.6	1,277.1
Expenses:
Operating	686.9	700.1	689.4
Selling, general and administrative	199.8	181.8	178.4
Restructuring charges (Note 5)	—	2.5	3.0
Net (gain) loss on dispositions	(27.3)	2.2	2.0
Depreciation	104.5	105.9	109.0
Amortization	91.3	90.9	102.9
Total expenses	1,055.2	1,083.4	1,084.7
Operating income	238.8	201.2	192.4
Other income (expense), net	(1.2)	(1.0)	.8
Income before income taxes and equity in earnings of investee companies	237.6	200.2	193.2
Provision for income taxes	(96.6)	(89.0)	(87.8)
Equity in earnings of investee companies, net of tax	2.5	2.2	1.7
Net income	$143.5	$113.4	$107.1
Net income per basic and diluted share	$1.48	$1.17	$1.10
Weighted average number of basic and diluted common shares outstanding	97.0	97.0	97.0

Pro forma net income per basic and diluted share (unaudited)	$1.20
Pro forma weighted average number of basic and diluted common shares outstanding (unaudited)	120.0

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Year Ended December 31,
	2013	2012	2011
Net income	$143.5	$113.4	$107.1
Other comprehensive income (loss), net of tax:
Cumulative translation adjustments	(14.9)	11.0	(14.3)
Net actuarial gain (loss)	5.8	(1.4)	(3.2)
Total other comprehensive income (loss), net of tax	(9.1)	9.6	(17.5)
Total comprehensive income	$134.4	$123.0	$89.6

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED BALANCE SHEETS

(In millions)

			Unaudited Pro Forma
	At December 31,		At December 31, 2013
	2013	2012
			(Note 14)
Assets
Current assets:
Cash and cash equivalents	$29.8	$20.2	$29.8
Receivables, less allowances of $15.7 in 2013 and $19.3 in 2012	178.8	175.1	178.8
Deferred income tax assets, net (Note 10)	24.5	26.1	24.5
Prepaid lease and transit franchise costs	62.7	65.8	62.7
Other prepaid expenses	15.5	21.8	15.5
Other current assets	5.9	6.0	5.9
Total current assets	317.2	315.0	317.2
Property and equipment, net (Note 3)	755.4	807.9	755.4
Goodwill (Note 4)	1,865.7	1,877.2	1,865.7
Intangible assets (Note 4)	364.4	420.0	364.4
Other assets	52.8	44.8	52.8
Total assets	$3,355.5	$3,464.9	$3,355.5
Liabilities and Invested Equity
Current liabilities:
Accounts payable	$80.0	$77.7	$80.0
Accrued compensation	28.2	30.3	28.2
Accrued lease costs	17.7	19.2	17.7
Other accrued expenses	37.8	38.2	37.8
Deferred revenues	22.9	15.9	22.9
Other current liabilities	25.6	24.3	25.6
Transferred Offering Proceeds payable	—	—	434.8
Total current liabilities	212.2	205.6	647.0
Long-term debt	—	—	1,520.0
Deferred income tax liabilities, net (Note 10)	288.5	313.8	288.5
Asset retirement obligation (Note 6)	31.7	30.6	31.7
Other liabilities	68.7	71.0	68.7

Commitments and contingencies (Note 12)

Invested equity:
Invested capital	2,829.5	2,909.9	874.7
Accumulated other comprehensive loss (Note 8)	(75.1)	(66.0)	(75.1)
Total invested equity	2,754.4	2,843.9	799.6
Total liabilities and invested equity	$3,355.5	$3,464.9	$3,355.5

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF INVESTED EQUITY

(In millions)

	Year Ended December 31,
	2013	2012	2011
Invested capital:
Balance, beginning of year	$2,909.9	$3,066.2	$3,221.4
Net income	143.5	113.4	107.1
Net distribution to CBS	(223.9)	(269.7)	(262.3)
Balance, end of year	2,829.5	2,909.9	3,066.2
Accumulated other comprehensive loss:
Balance, beginning of year	(66.0)	(75.6)	(58.1)
Other comprehensive income (loss)	(9.1)	9.6	(17.5)
Balance, end of year	(75.1)	(66.0)	(75.6)
Total invested equity	$2,754.4	$2,843.9	$2,990.6

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2013	2012	2011
Operating activities:
Net income	$143.5	$113.4	$107.1
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	195.8	196.8	211.9
Deferred tax provision	(15.5)	(6.6)	32.8
Stock-based compensation	7.5	5.7	5.0
Provision for doubtful accounts	.4	3.1	3.0
Net (gain) loss on dispositions	(27.3)	2.2	2.0
Equity in earnings of investee companies, net of tax	(2.5)	(2.2)	(1.7)
Distributions from investee companies	4.4	6.4	6.2
Change in assets and liabilities, net of investing and financing activities:
(Increase) decrease in receivables	(7.1)	7.6	7.6
Decrease in prepaid expenses and other current assets	9.5	3.9	1.2
Decrease in accounts payable and accrued expenses	(34.9)	(21.1)	(33.7)
Increase (decrease) in deferred revenues	7.1	.9	(2.5)
(Decrease) increase in income taxes	(6.5)	(3.8)	1.8
Other, net	4.0	5.0	1.4
Net cash flow provided by operating activities	278.4	311.3	342.1
Investing activities:
Acquisitions	(11.5)	(.4)	(7.9)
Capital expenditures	(58.2)	(53.6)	(45.6)
Proceeds from dispositions	28.7	.5	.8
Net cash flow used for investing activities	(41.0)	(53.5)	(52.7)
Financing activities:
Excess tax benefit from stock-based compensation	5.8	2.9	2.3
Net cash distribution to CBS	(232.6)	(279.7)	(269.4)
Other	(.2)	(.2)	(.2)
Net cash flow used for financing activities	(227.0)	(277.0)	(267.3)
Effect of exchange rate changes on cash and cash equivalents	(.8)	1.8	(3.5)
Net increase (decrease) in cash and cash equivalents	9.6	(17.4)	18.6
Cash and cash equivalents at beginning of year	20.2	37.6	19.0
Cash and cash equivalents at end of year	$29.8	$20.2	$37.6

Supplemental disclosure of cash flow information
Cash paid for income taxes (Note 10)	$112.8	$96.5	$50.9
Non-cash investing activities:
Investments in investee companies	$13.1	$—	$—

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions, except per share amounts)

1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—CBS Outdoor Americas Inc. (the “Company”) was formed as an indirect wholly owned subsidiary of CBS Corporation (“CBS”). CBS completed a series of reorganization transactions resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under the Company. The Company provides advertising space (“displays”) on out-of-home advertising structures and sites in the United States, Canada and Latin America. The Company’s portfolio includes billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. The Company also has a number of exclusive multiyear contracts to operate advertising displays in municipal transit systems. The Company has displays in all of the 25 largest markets in the United States and over 180 markets across the United States, Canada and Latin America. The Company manages its business through two segments—United States and International.

The Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (“SEC”) with respect to an initial public offering of its common stock (the “Offering”). Upon completion of the Offering, CBS expects to indirectly own at least 80% of CBS Outdoor Americas Inc.’s outstanding common stock and CBS Outdoor Americas Inc. will continue to be controlled by CBS. In January 2014, in connection with this transaction, the Company incurred $1.6 billion of indebtedness (“Formation Borrowings”) (See Note 14).

On March 14, 2014, the Company’s Board of Directors declared a 970,000-for-one split of the Company’s common stock effected through a stock dividend to CBS. As a result of the stock split, the 100 shares of the Company’s common stock outstanding were converted into 97,000,000 shares, par value $0.01 per share. Accordingly, all share and per share data reflect this stock split for all periods presented. Also on March 14, 2014, the Company’s Board of Directors declared a contingent dividend to CBS, payable in an aggregate amount of 3,000,000 shares of the Company’s common stock less the total number of shares of the Company’s common stock actually purchased by the underwriters in the Offering pursuant to their option to purchase an additional 3,000,000 shares. These shares of the Company’s common stock, if any, are payable to CBS at the end of a 30-day period in which the underwriters may exercise this option.

During 2013, CBS submitted a private letter ruling request with the Internal Revenue Service (“IRS”) to qualify the Company as a real estate investment trust (“REIT”). If the ruling is granted, the Company intends to elect the status of and qualify to be taxed as a REIT under the Internal Revenue Code of 1986 (the “Code”), after the Company’s separation from CBS. CBS has been advised by the IRS that the IRS has decided to study the current legal standards it uses to define “real estate” for purposes of the REIT provisions of the Code.

CBS has advised the Company that it currently intends to dispose of all of the shares of CBS Outdoor Americas Inc. common stock that it indirectly will own upon the completion of the Offering through a tax-free split-off (the “split-off”) pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of CBS Outdoor Americas Inc. common stock in an exchange offer. If CBS does not proceed with the split-off, it could elect to dispose of CBS Outdoor Americas Inc. common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of CBS Outdoor Americas Inc. shares to CBS’s stockholders or a combination of these transactions. All of these actions are subject to customary approvals, and there are no assurances that such transactions will be completed.

Basis of Presentation—The accompanying combined consolidated financial statements are presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities attributable to its Outdoor Americas operating segment. CBS provides the Company with certain services, such as insurance and support for technology systems, and also provides benefits to the Company’s employees, including certain postemployment benefits, medical, dental, life and disability insurance and participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. In addition, the Company’s income tax provision and related tax accounts are presented as if these amounts were calculated on a separate tax return basis. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what the Company’s financial position, results of operations or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s combined consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the combined consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and short-term (maturities of three months or less at the date of purchase) highly liquid investments. Prior to the Formation Borrowings (See Note 14), the Company carried minimal cash on hand as it participated in CBS’s centralized cash management system. On January 31, 2014, at the time of the Formation Borrowings, such participation ceased.

Receivables—Receivables consist primarily of trade receivables from customers, net of advertising agency commissions, and are stated net of an allowance for doubtful accounts. The provision for doubtful accounts is estimated based on historical bad debt experience, the aging of accounts receivable, industry trends and economic indicators, as well as recent payment history for specific customers.

Property and Equipment—Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings and improvements	20 to 40 years
Advertising structures	5 to 20 years
Furniture, equipment and other	3 to 10 years

For advertising structures associated with a contract, the assets are depreciated over the shorter of the contract term or useful life. Maintenance and repair costs to maintain property and equipment in their original operating condition are charged to expense as incurred. Improvements or additions that extend the useful life of the assets are capitalized. When an asset is retired or otherwise disposed of, the associated cost and accumulated depreciation are removed and the resulting gain or loss is recognized.

Business Combinations and Asset Acquisitions—The Company routinely acquires out-of-home advertising assets, including advertising structures and permits and leasehold agreements. The Company determines the accounting for these transactions by first evaluating whether the assets acquired and liabilities assumed, if any, constitute a business using the guidelines in the Financial Accounting Standards Board (“FASB”) guidance for business combinations. If the assets acquired and liabilities assumed constitute a business, the purchase price is allocated to the tangible and identifiable intangible net assets acquired based on their estimated fair values with the excess of the purchase price over those estimated fair values recorded as goodwill. If the acquired assets do not constitute a business, the Company allocates the purchase price to the individual tangible and intangible assets acquired based on their relative fair values.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Impairment of Long-Lived Assets—Long-lived assets are assessed for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the respective asset’s carrying value. The amount of impairment loss, if any, will be measured by the difference between the net carrying value and the estimated fair value of the asset and recognized as a noncash charge.

Goodwill and Intangible Assets—Goodwill is allocated to various reporting units. Each of the Company’s segments consists of two reporting units. Intangible assets, which primarily consist of acquired permits and leasehold agreements and franchise agreements, are amortized by the straight-line method over their estimated useful lives, which range from five to 40 years. Goodwill is not amortized but is tested at the reporting-unit level annually for impairment and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. If the carrying value of goodwill exceeds its fair value, an impairment loss is recognized as a noncash charge.

Revenue Recognition—The Company’s revenues are primarily derived from providing space on advertising displays for local, regional and national advertisements. Contracts with customers generally cover periods ranging from four weeks to twelve months and are generally billed every four weeks. Revenues from billboard displays are recognized as rental income on a straight-line basis over the contract term. Transit and other revenues are recognized as earned, which is typically ratably over the contract period. For space provided to advertisers through the use of an advertising agency whose commission is calculated based on a stated percentage of gross billing revenues, revenues are reported net of agency commissions.

Deferred revenues primarily consist of revenues paid in advance of being earned.

Revenues derived from a single contract that contains multiple site locations are allocated based on the relative fair value of each delivered item and recognized in accordance with the applicable revenue recognition criteria for the specific unit of accounting.

Concentration of Credit Risk—In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. The Company performs credit evaluations on its customers and agencies and believes that the allowances for doubtful accounts are adequate.

Billboard Property Lease and Transit Franchise Expenses—The Company’s billboards are primarily located on leased real property. Lease agreements are negotiated for varying terms ranging from one month to multiple years, most of which provide renewal options. Lease costs consist of a fixed monthly amount and certain lease agreements also include contingent rent based on the revenues the Company generates from the leased site. Property leases are generally paid in advance for periods ranging from one to twelve months. The fixed component of lease costs is expensed evenly over the contract term, and contingent rent is expensed as it becomes probable, which is consistent with when the related revenues are recognized.

Transit franchise agreements generally provide for payment to the municipality or transit operator of the greater of a percentage of the revenues that the Company generates under the related transit contract and a specified guaranteed minimum payment. The costs which are determined based on a percentage of revenues are expensed as incurred when the related revenues are recognized, and the minimum guarantee is expensed over the contract term.

Direct Lease Acquisition Costs—Variable commissions directly associated with billboard revenues are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year. Amortization of direct lease acquisition costs is presented within amortization expense in the accompanying Combined Consolidated Statements of Operations.

Foreign Currency Translation and Transactions—The assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

for the respective periods. The resulting translation gains and losses are included as a component of invested equity in accumulated other comprehensive loss. Foreign currency transaction gains and losses are included in “Other income (expense), net” in the Combined Consolidated Statements of Operations.

Income Taxes—Income taxes are accounted for under the asset and liability method of accounting. Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax basis. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company’s effective tax rate represents federal, state, local and foreign taxes, each calculated separately based on each jurisdiction’s earnings before income taxes and equity in earnings of investee companies.

The Company’s income taxes as presented herein, including the provision for income taxes, deferred tax assets and liabilities, and income tax payments are calculated on a separate tax return basis, even though the Company’s U.S. operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining the Company’s tax provision, taxes paid and related tax accounts in the combined consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that the Company would have followed as a separate stand-alone company.

Asset Retirement Obligation—An asset retirement obligation is established for the estimated future obligation, upon termination or nonrenewal of a lease, associated with removing structures from the leased property and, when required by the contract, the cost to return the leased property to its original condition. These obligations are recorded at their present value in the period in which the liability is incurred and are capitalized as part of the related assets’ carrying value. Accretion of the liability is recognized in operating expenses and the capitalized cost is depreciated over the expected useful life of the related asset.

Stock-based Compensation—CBS issued stock options and restricted stock units (“RSUs”) for CBS Class B Common Stock to certain employees of the Company under its equity incentive plans. CBS measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the vesting period during which an employee is required to provide service in exchange for the award.

Subsequent Events—The Company performed an evaluation of subsequent events through February 18, 2014, which is the date the financial statements were available to be issued.

Adoption of New Accounting Standards

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

During 2013, the Company adopted the FASB guidance that requires disclosure of significant amounts reclassified out of accumulated other comprehensive income by component and their corresponding effect on the respective line items of net income (See Note 8).

Fair Value Measurements

During 2012, the Company adopted the FASB amended guidance which clarifies the FASB’s intent about the application of existing fair value measurement requirements and changes in certain principles and requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance did not have a material effect on the Company’s combined consolidated financial statements.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Recent Pronouncements

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

In July 2013, the FASB issued guidance on the presentation of the reserve for uncertain tax positions when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the reserve for uncertain tax positions to be presented in the financial statements as a reduction to the deferred tax asset for a tax loss or other tax carryforward that would be applied in the settlement of the uncertain tax position. This guidance, which is effective for interim and annual reporting periods beginning after December 15, 2013, will not have a material effect on the Company’s combined consolidated financial statements.

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Under this guidance, the Company is required to measure its obligations under such arrangements as the sum of the amount it agreed to pay in the arrangement among its co-obligors and any additional amount the Company expects to pay on behalf of its co-obligors. The Company is also required to disclose the nature and amount of the obligation. This guidance, which is effective for interim and annual reporting periods beginning after December 15, 2013, will not have a material effect on the Company’s combined consolidated financial statements.

3) PROPERTY AND EQUIPMENT

The table below presents the balances of major classes of assets and accumulated depreciation.

At December 31,	2013	2012
Land	$88.6	$87.8
Buildings and improvements	45.0	45.7
Advertising structures	1,662.3	1,655.9
Furniture, equipment and other	77.2	76.3
Construction in progress	18.9	13.5
	1,892.0	1,879.2
Less accumulated depreciation	1,136.6	1,071.3
Property and equipment, net	$755.4	$807.9

Depreciation expense was $104.5 million, $105.9 million and $109.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

4) GOODWILL AND OTHER INTANGIBLE ASSETS

For the years ended December 31, 2013 and 2012, the changes in the book value of goodwill by segment were as follows:

	United States	International	Total
At December 31, 2011	$1,758.0	$114.3	$1,872.3
Currency translation adjustments	—	4.9	4.9
At December 31, 2012	1,758.0	119.2	1,877.2
Currency translation adjustments	—	(5.1)	(5.1)
Dispositions	(6.4)	—	(6.4)
At December 31, 2013	$1,751.6	$114.1	$1,865.7

The balance in the Company’s United States segment is net of accumulated impairments of $7.19 billion at December 31, 2013 and $7.22 billion at both December 31, 2012 and 2011, which were incurred prior to 2009.

The balance in the Company’s International segment is net of accumulated impairments of $489.2 million at December 31, 2013, 2012 and 2011, which were incurred prior to 2009.

The Company’s identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements which grant the Company the right to operate out-of-home structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is the respective life of the agreement that in some cases includes historical experience of renewals.

The Company’s identifiable intangible assets consist of the following:

At December 31, 2013	Gross	Accumulated Amortization	Net
Permits and leasehold agreements	$880.6	$(659.0)	$221.6
Franchise agreements	462.4	(320.7)	141.7
Other intangible assets	2.1	(1.0)	1.1
Total intangible assets	$1,345.1	$(980.7)	$364.4

At December 31, 2012	Gross	Accumulated Amortization	Net
Permits and leasehold agreements	$875.7	$(625.5)	$250.2
Franchise agreements	476.9	(309.0)	167.9
Other intangible assets	15.7	(13.8)	1.9
Total intangible assets	$1,368.3	$(948.3)	$420.0

All of the Company’s intangible assets, except goodwill, are subject to amortization. Amortization expense was $91.3 million, $90.9 million and $102.9 million for the years ended December 31, 2013, 2012 and 2011, respectively, which includes the amortization of direct lease acquisition costs of $30.9 million, $31.1 million and $32.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Direct lease acquisition costs are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year.

The Company expects its aggregate annual amortization expense for intangible assets, before considering the impact of future direct lease acquisition costs, for each of the years 2014 through 2018, to be as follows:

	2014	2015	2016	2017	2018
Amortization expense	$57.1	$55.2	$50.1	$27.9	$21.0

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

5) RESTRUCTURING CHARGES

During 2012 and 2011, in efforts to reduce its cost structure, the Company recorded restructuring charges of $2.5 million and $3.0 million, respectively, mainly in the United States segment. The charges principally reflected severance costs associated with the elimination of positions. At December 31, 2013, all of the restructuring reserves were fully utilized and at December 31, 2012, $1.1 million of the restructuring reserves were remaining.

6) ASSET RETIREMENT OBLIGATION

The following table sets forth the change in the asset retirement obligations associated with the Company’s advertising structures located on leased properties. The obligation is calculated based on the assumption that all of the Company’s advertising structures will be removed within the next 50 years. The estimated annual costs to dismantle and remove the structures upon the termination or nonrenewal of its leases are consistent with the Company’s historical experience. During the last several years, the Company has primarily invested in upgrading certain of its existing structures to digital formats and therefore has not had significant additions to its portfolio of properties.

At December 31, 2011	$29.3
Accretion expense	1.8
Liabilities settled	(1.0)
Foreign currency translation adjustments	.5
At December 31, 2012	30.6
Accretion expense	2.2
Liabilities settled	(.9)
Foreign currency translation adjustments	(.2)
At December 31, 2013	$31.7

7) RELATED PARTY TRANSACTIONS

CBS Corporation.  The Company is indirectly wholly owned by CBS. CBS provides the Company with certain services, such as insurance and support for technology systems, and also provides benefits to the Company’s employees, including certain postemployment benefits, medical, dental, life and disability insurance and participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits have been included in selling, general and administrative expenses in the accompanying Combined Consolidated Statements of Operations and totaled $60.9 million, $47.7 million and $46.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. For 2013, these charges also included professional fees associated with matters related to the Company’s election and qualification to be taxed as a REIT and costs related to the Company’s preparation to operate as a stand-alone public company. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, the Company’s expenses as a stand-alone company may be different from those reflected in the Combined Consolidated Statements of Operations.

Prior to the Formation Borrowings in January 2014, the Company participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. In conjunction therewith, the intercompany transactions between the Company and CBS have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

and from CBS, are reflected in “Net cash distribution to CBS” on the Combined Consolidated Statements of Cash Flows and “Net distribution to CBS” on the Combined Consolidated Statements of Invested Equity. The amounts on these financial statement line items differ due to noncash transactions, such as stock-based compensation expense. On January 31, 2014, at the time of the Formation Borrowings, (See Note 14) the Company’s participation in CBS’s centralized cash management system ceased.

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to the Company as none of CBS’s debt is directly attributable to the Company.

For advertising spending placed by CBS and its subsidiaries, the Company recognized total revenues of $14.9 million, $16.6 million and $20.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Other Related Parties.  The Company has a 50% ownership interest in two joint ventures that operate transit shelters in Los Angeles and Vancouver. These ventures are accounted for as equity investments. At December 31, 2013 and 2012, these investments totaled $24.1 million and $11.3 million, respectively, and are included in “Other assets” on the Combined Consolidated Balance Sheets. The Company provides management services to these joint ventures. Management fees earned from these joint ventures were immaterial for all periods presented.

In 2013, the Company sold 50% of its transit shelter operations in Los Angeles for $17.5 million. The Company and the buyer each subsequently contributed their respective 50% interests in these operations to a 50/50 joint venture that the Company and buyer own together. This transaction resulted in a gain of $17.5 million in 2013.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $9.3 million, $9.4 million and $11.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

8) ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the changes in the components of accumulated other comprehensive income (loss).

	Cumulative Translation Adjustments	Net Actuarial Gain (Loss)	Accumulated Other Comprehensive Income (Loss)
At December 31, 2010	$(51.0)	$(7.1)	$(58.1)
Other comprehensive loss	(14.3)	(3.2)	(17.5)

At December 31, 2011	(65.3)	(10.3)	(75.6)
Other comprehensive income (loss)	11.0	(1.4)	9.6

At December 31, 2012	(54.3)	(11.7)	(66.0)
Other comprehensive income (loss) before reclassifications	(14.9)	5.2	(9.7)
Amortization of actuarial losses reclassified to net income (a)	—	.6	.6

Other comprehensive income (loss)	(14.9)	5.8	(9.1)

At December 31, 2013	$(69.2)	$(5.9)	$(75.1)

(a)	See Note 11 for additional details of items reclassified from accumulated other comprehensive income to net income.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Net actuarial gain (loss) included in other comprehensive income (loss) is net of a tax expense of $3.3 million for the year ended December 31, 2013, and net of a tax benefit of $.3 million and $2.9 million for the years ended December 31, 2012 and 2011, respectively.

9) STOCK-BASED COMPENSATION

Certain of the Company’s employees were granted awards of RSUs and stock options for CBS Class B Common Stock under the CBS equity incentive plans. These awards include an annual grant to certain management employees as well as annual grants under the CBS Fund the Future Program to substantially all of the Company’s U.S. employees. At the time of the Offering, outstanding RSUs for CBS Class B Common Stock held by the Company’s employees will be converted into RSUs for shares of the Company. The fair value of the converted RSUs will equal the fair value of the RSU awards for CBS common stock at the time of conversion.

The following table summarizes the Company’s stock-based compensation expense for the years ended December 31, 2013, 2012 and 2011.

Year Ended December 31,	2013	2012	2011
RSUs	$6.8	$5.2	$4.7
Stock options	.7	.5	.3
Stock-based compensation expense, before income taxes	7.5	5.7	5.0
Tax benefit	(3.0)	(2.3)	(2.0)
Stock-based compensation expense, net of tax	$4.5	$3.4	$3.0

RSUs

Compensation expense for RSUs is determined based upon the market price of the CBS shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a three- to four-year service period. For certain RSU awards the number of shares an employee earns is based on the outcome of performance conditions. Compensation expense is recorded based on the probable outcome of the performance condition. Forfeitures for RSUs are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The total fair value of RSUs that vested during 2013, 2012 and 2011 was $16.4 million, $11.4 million and $10.1 million, respectively. Total unrecognized compensation cost related to non-vested RSUs at December 31, 2013 was $9.7 million, which is expected to be recognized over a weighted average period of 2.3 years.

The following table summarizes the activity of CBS’s RSUs issued to employees of the Company.

	RSUs	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2012	665,282	$19.65
Granted	190,484	$47.26
Vested	(366,273)	$17.43
Forfeited	(17,003)	$31.06

Non-vested at December 31, 2013	472,490	$32.09

Stock Options

Stock options vest over a four-year service period and expire eight years from the date of grant. Forfeitures are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The weighted average fair value of stock options as of the grant date was $14.04, $8.83 and $7.59 in 2013, 2012 and 2011, respectively. Compensation expense for stock options is determined based on the grant date fair value of the award using the Black-Scholes options-pricing model with the following weighted average assumptions:

	2013	2012	2011
Expected dividend yield	1.38%	2.00%	2.00%
Expected stock price volatility	35.00%	40.20%	41.16%
Risk-free interest rate	1.20%	1.01%	2.34%
Expected term of options (years)	5.00	5.02	5.06

The expected stock price volatility is determined using a weighted average of historical volatility for CBS Class B Common Stock and implied volatility of publicly traded options to purchase CBS Class B Common Stock. Given the existence of an actively traded market for CBS options, the Company was able to derive implied volatility using publicly traded options to purchase CBS Class B Common Stock that were trading near the grant date of the employee stock options at a similar exercise price and a remaining term of greater than one year.

The risk-free interest rate is based on a U.S. Treasury rate in effect on the date of grant with a term equal to the expected life. The expected term is determined based on historical employee exercise and post-vesting termination behavior. The expected dividend yield represents the future expectation of the dividend yield based on current rates and historical patterns of dividend changes.

Total unrecognized compensation cost related to non-vested stock option awards at December 31, 2013 was $1.7 million, which is expected to be recognized over a weighted average period of 3.0 years.

The following table summarizes the Company’s stock option activity under the CBS equity incentive plans.

	Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2012	584,494	$22.01
Granted	101,611	$49.64
Exercised	(213,102)	$18.88
Forfeited or Expired	(73,422)	$29.69
Outstanding at December 31, 2013	399,581	$29.30

Exercisable at December 31, 2013	184,215	$21.41

The following table summarizes other information relating to stock option exercises during the years ended December 31, 2013, 2012 and 2011.

Year Ended December 31,	2013	2012	2011
Cash paid to CBS by employees of the Company for stock option exercises	$4.0	$6.5	$.8
Tax benefit of stock option exercises	$2.5	$.8	$.9
Intrinsic value of stock option exercises	$6.1	$1.9	$2.1

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following table summarizes information concerning outstanding and exercisable stock options to purchase CBS Class B Common Stock under the CBS equity incentive plans at December 31, 2013.

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$5 to 9.99	47,081	3.15	$5.20	47,081	$5.20
$10 to 19.99	42,036	4.16	$13.43	16,179	$13.43
$20 to 29.99	154,985	4.22	$26.99	67,087	$27.00
$30 to 39.99	53,868	.18	$31.03	53,868	$31.03
$40 to 49.99	53,592	7.12	$43.21	—	$—
$50 to 59.99	48,019	7.72	$56.81	—	$—
	399,581			184,215

Stock options outstanding at December 31, 2013 have a weighted average remaining contractual life of 4.35 years and the total intrinsic value for “in-the-money” options, based on the closing stock price of CBS Class B Common Stock of $63.74, was $13.8 million. Stock options exercisable at December 31, 2013 have a weighted average remaining contractual life of 2.03 years and the total intrinsic value for “in-the-money” exercisable options was $7.8 million.

10) INCOME TAXES

The Company’s U.S. operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Combined Consolidated Statements of Operations, deferred tax assets and liabilities included in the Combined Consolidated Balance Sheets and income tax payments reflected in the Combined Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis for the Company. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the combined consolidated financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Cash paid for income taxes was assumed to be $112.8 million, $96.5 million and $50.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The U.S. and foreign components of income before income taxes and equity in earnings of investee companies were as follows:

Year Ended December 31,	2013	2012	2011
United States	$239.8	$201.9	$178.6
Foreign	(2.2)	(1.7)	14.6
Total	$237.6	$200.2	$193.2

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The components of the provision for income taxes are as follows:

Year Ended December 31,	2013	2012	2011
Current:
Federal	$85.1	$71.8	$32.5
State and local	21.8	18.9	10.5
Foreign	5.2	4.9	12.0
	112.1	95.6	55.0
Deferred	(15.5)	(6.6)	32.8
Provision for income taxes	$96.6	$89.0	$87.8

The difference between income taxes expected at the U.S. federal statutory income tax rate of 35% and the provision for income taxes is summarized as follows:

Year Ended December 31,	2013	2012	2011
Taxes on income at U.S. statutory rate	$83.2	$70.1	$67.6
State and local taxes, net of federal tax benefit	7.6	13.4	13.1
Effect of foreign operations	4.0	2.2	3.4
Audit settlements	—	—	3.8
Other, net (a)	1.8	3.3	(.1)
Provision for income taxes	$96.6	$89.0	$87.8

(a)	For 2012, other primarily reflects a charge related to the Company’s domestic production deduction.

The following table is a summary of the components of deferred income tax assets and liabilities.

At December 31,	2013	2012
Deferred income tax assets:
Provision for expenses and losses	$31.3	$35.4
Postretirement and other employee benefits	9.9	12.7
Tax credit and loss carryforwards	14.6	13.7
Other	.1	1.9
Total deferred income tax assets	55.9	63.7
Valuation allowance	(10.1)	(8.0)
Deferred income tax assets, net	45.8	55.7
Deferred income tax liabilities:
Property, equipment and intangible assets	(309.3)	(340.5)
Other	(.5)	—
Total deferred income tax liabilities	(309.8)	(340.5)
Deferred income tax liabilities, net	$(264.0)	$(284.8)

At December 31, 2012, $2.9 million of noncurrent deferred tax assets was included in “Other assets” on the Combined Consolidated Balance Sheet.

At December 31, 2013, the Company had net operating loss carryforwards for federal, state and local, and foreign jurisdictions of $47.2 million. Approximately $22.0 million of these losses may be carried forward indefinitely, subject to limitations imposed by local tax laws. The remaining net operating losses expire in various years from 2014 through 2027.

The 2013 and 2012 deferred income tax assets were reduced by a valuation allowance of $10.1 million and $8.0 million, respectively, principally relating to income tax benefits from net operating losses which are not expected to be realized.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The Company’s international operations have generated cumulative losses, and, therefore have no unremitted earnings.

The following table sets forth the change in the reserve for uncertain tax positions, excluding related accrued interest and penalties.

At January 1, 2011	$1.9
Additions for current year tax positions	3.5
At December 31, 2011	5.4
Additions for current year tax positions	3.8
Reductions for prior year tax positions	(4.3)
At December 31, 2012	4.9
Additions for current year tax positions	.2
Reductions for prior year tax positions	(1.1)
At December 31, 2013	$4.0

The reserve for uncertain tax positions of $4.0 million at December 31, 2013 includes $3.4 million which would affect the Company’s effective income tax rate if and when recognized in future years.

The Company recognizes interest and penalty charges related to the reserve for uncertain tax positions as part of income tax expense. These charges were not material for any of the periods presented.

11) RETIREMENT BENEFITS

The Company sponsors two defined benefit pension plans covering specific groups of employees in Canada and the United States. The benefits for the pension plan in Canada are based primarily on an employee’s years of service and average pay near retirement. Participating employees in this plan are vested after two years of service or immediately, depending on the province of their employment. The Company funds this plan in accordance with the rules and regulations of the Pension Benefits Act of the Province of Ontario, Canada. Plan assets consist principally of equity securities, corporate bonds and government related securities included in a master trust. The pension plan in the United States covers a small number of hourly employees of the Company. The investments of the pension plan in the United States consist entirely of the plan’s interest in a master trust, which invests the assets of this plan as well as several other defined benefit plans sponsored by CBS. The plan’s interest in the master trust is less than one percent. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended.

The Company uses a December 31 measurement date for all pension plans.

The following table sets forth the change in benefit obligation for the Company’s pension plans.

	2013	2012
Change in benefit obligation:
Benefit obligation, beginning of year	$52.7	$46.8
Service cost	1.7	1.5
Interest cost	2.0	2.2
Actuarial (gain) loss	(5.1)	2.7
Benefits paid	(1.6)	(2.2)
Cumulative translation adjustments	(3.7)	1.7
Benefit obligation, end of year	$46.0	$52.7

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following table sets forth the change in plan assets for the Company’s pension plans.

	2013	2012
Change in plan assets:
Fair value of plan assets, beginning of year	$40.1	$34.2
Actual return on plan assets	4.5	2.8
Employer contributions	3.8	4.1
Benefits paid	(1.6)	(2.2)
Cumulative translation adjustments	(3.1)	1.2
Fair value of plan assets, end of year	$43.7	$40.1

The funded status of pension benefit obligations and the related amounts recognized on the Combined Consolidated Balance Sheets were as follows:

At December 31,	2013	2012
Funded status, end of year	$(2.3)	$(12.6)
Amounts recognized on Combined Consolidated Balance Sheets:
Other noncurrent liabilities	$(2.3)	$(12.6)
Net amounts recognized	$(2.3)	$(12.6)

The following amounts were recognized in accumulated other comprehensive loss on the Combined Consolidated Balance Sheets.

At December 31,	2013	2012
Net actuarial loss	$(10.2)	$(19.3)
Deferred income taxes	4.3	7.6
Net amount recognized in accumulated other comprehensive loss	$(5.9)	$(11.7)

The accumulated benefit obligation for the defined benefit pension plans was $41.6 million and $46.5 million at December 31, 2013 and 2012, respectively.

The information for the pension plans with an accumulated benefit obligation in excess of plan assets is set forth below.

At December 31,	2013	2012
Projected benefit obligation	$2.0	$52.7
Accumulated benefit obligation	$1.9	$46.5
Fair value of plan assets	$1.8	$40.1

For the Company’s pension plan in Canada, the fair value of plan assets exceeded the accumulated benefit obligation at December 31, 2013.

The following tables present the components of net periodic pension cost and amounts recognized in other comprehensive income (loss).

Year Ended December 31,	2013	2012	2011
Components of net periodic pension cost:
Service cost	$1.7	$1.5	$1.3
Interest cost	2.0	2.2	2.2
Expected return on plan assets	(2.4)	(2.1)	(2.2)
Amortization of actuarial losses	1.0	.9	.4
Net periodic pension cost	$2.3	$2.5	$1.7

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Year Ended December 31,	2013
Other comprehensive income (loss):
Actuarial gains	$ 7.2
Amortization of actuarial losses (a)	1.0
Cumulative translation adjustments	.9
9.1
Deferred income taxes	(3.3)
Recognized in other comprehensive loss, net of tax	$ 5.8

(a)	Reflects amounts reclassified from accumulated other comprehensive income (loss) to net income.

Estimated net actuarial losses related to the defined benefit pension plans of approximately $.4 million, will be amortized from accumulated other comprehensive loss into net periodic pension costs in 2014.

	2013	2012
Weighted average assumptions used to determine benefit obligations at December 31:
Discount rate	5.0%	4.0%
Rate of compensation increase	3.0%	3.0%
Weighted average assumptions used to determine net periodic cost for the year ended December 31:
Discount rate	4.0%	4.5%
Expected long-term return on plan assets	6.0%	6.2%
Rate of compensation increase	3.0%	3.0%

For each pension plan, the discount rate is determined based on the yield on portfolios of high quality bonds, constructed to provide cash flows necessary to meet the expected future benefit payments, as determined for the projected benefit obligation. The expected return on plan assets assumption was derived using the current and expected asset allocation of the pension plan assets and considering historical as well as expected returns on various classes of plan assets.

Plan Assets

The Company’s plan assets are included in a master trust in Canada and a master trust in the United States, both administered by CBS. The asset allocations of these master trusts are based upon an analysis of the timing and amount of projected benefit payments, projected company contributions, the expected returns and risk of the asset classes and the correlation of those returns. At December 31, 2013, the Company invested approximately 40% in fixed income instruments, 54% in equity instruments, and the remainder in cash, cash equivalents and other investments.

The following tables set forth the Company’s pension plan assets measured at fair value on a recurring basis at December 31, 2013 and 2012. These assets have been categorized according to the three-level fair value hierarchy established by the FASB which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in active markets, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs that market participants would use in pricing the asset.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

At December 31, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents (a)	$—	$2.6	$—	$2.6
Fixed income securities:
Government related securities	1.4	6.3	—	7.7
Corporate bonds (b)	—	9.6	—	9.6
Equity securities: (c)
U.S. equity	4.9	2.6	—	7.5
International equity	—	16.2	—	16.2
Other	—	.1	—	.1
Total assets	$6.3	$37.4	$—	$43.7

At December 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents (a)	$.1	$1.9	$—	$2.0
Fixed income securities:
Government related securities	2.1	6.8	—	8.9
Corporate bonds (b)	—	9.1	—	9.1
Equity securities: (c)
U.S. equity	3.8	2.0	—	5.8
International equity	—	14.2	—	14.2
Other	—	.1	—	.1
Total assets	$6.0	$34.1	$—	$40.1

(a)	Assets categorized as Level 2 reflect investments in money market funds.
(b)	Securities of diverse industries, substantially all investment grade.
(c)	Assets categorized as Level 2 reflect investments in common collective funds.

Money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in equity securities are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in common collective funds are determined using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The fair value of government related securities and corporate bonds is determined based on quoted market prices on national security exchanges, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker-quoted prices.

Future Benefit Payments

The estimated future benefit payments for pension plans are as follows:

2014	2015	2016	2017	2018	2019-2023
$ 1.3	$ 1.3	$ 1.4	$ 1.5	$ 1.7	$ 13.1

The Company expects to contribute $4.1 million to its pension plans in 2014.

Multiemployer Pension and Postretirement Benefit Plans

The Company contributes to multiemployer plans that provide pension and other postretirement benefits to certain employees under collective bargaining agreements. Contributions to these plans were $1.6 million, $1.7 million and $1.8 million for the years ended December 31, 2013, 2012 and 2011, respectively. Based on the Company’s contributions to each individual multiemployer plan relative to the total contributions of all participating employers in such plan, no multiemployer plan was deemed to be individually significant to the Company.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Defined Contribution Plans

CBS sponsors defined contribution plans in which substantially all employees of the Company meeting eligibility requirements may participate. Employer contributions to such plans were $3.7 million, $3.4 million and $3.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. On January 1, 2014, the account balances for the Company’s employees were transferred to a defined contribution plan sponsored by the Company.

12) COMMITMENTS AND CONTINGENCIES

The Company’s commitments not recorded on the Combined Consolidated Balance Sheets primarily consist of operating lease arrangements and guaranteed minimum franchise payments. These arrangements result from the Company’s normal course of business and represent obligations that are payable over several years.

The Company has long-term operating leases for billboard sites, office space and equipment, which expire at various dates. Certain leases contain renewal and escalation clauses.

The Company has agreements with municipalities and transit operators which entitle it to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment.

At December 31, 2013, minimum rental payments under noncancellable operating leases with terms in excess of one year and guaranteed minimum franchise payments are as follows:

	Operating Leases	Guaranteed Minimum Franchise Payments
2014	$89.7	$150.8
2015	84.2	97.2
2016	73.0	22.7
2017	59.8	14.7
2018	51.8	7.2
2019 and thereafter	315.5	38.7
Total minimum payments	$674.0	$331.3

Rent expense was $292.0 million in 2013, $283.2 million in 2012 and $279.3 million in 2011, including contingent rent amounts of $35.7 million in 2013, $28.6 million in 2012 and $24.7 million in 2011. Rent expense is primarily reflected in operating expenses on the Combined Consolidated Statements of Operations and includes rent on cancellable leases and leases with terms under one year, as well as contingent rent, none of which are included in the operating lease commitments in the table above.

The Company uses letters of credit and surety bonds, which are indemnified by CBS, primarily as security against nonperformance in the normal course of business. At December 31, 2013, the outstanding letters of credit and surety bonds approximated $78.3 million and were not recorded on the Combined Consolidated Balance Sheet.

Legal Matters

On an ongoing basis, the Company is engaged in lawsuits and governmental proceedings and responds to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”) as the outdoor advertising industry is subject to governmental regulation. Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the Company’s opinion, none of its current litigation is expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

13) SEGMENT INFORMATION

The following tables set forth the Company’s financial performance by segment. The Company manages its operations through two segments—United States and International.

Year Ended December 31,	2013	2012	2011
Revenues:
United States	$1,130.1	$1,098.6	$1,051.5
International	163.9	186.0	225.6
Total revenues	$1,294.0	$1,284.6	$1,277.1

The Company presents operating income (loss) before depreciation and amortization (“OIBDA”), net gain (loss) on dispositions and restructuring charges (“Adjusted OIBDA”) as the primary measure of profit and loss for its operating segments in accordance with FASB guidance for segment reporting. The Company believes the presentation of Adjusted OIBDA is relevant and useful for users because it allows users to view segment performance in a manner similar to the primary method used by the Company’s management and enhances their ability to understand the Company’s operating performance.

Year Ended December 31,	2013	2012	2011
Adjusted OIBDA:
United States	$406.4	$385.4	$364.7
International	29.1	30.5	57.2
Corporate	(28.2)	(13.2)	(12.6)
Total Adjusted OIBDA	407.3	402.7	409.3
Restructuring charges	—	(2.5)	(3.0)
Net gain (loss) on dispositions	27.3	(2.2)	(2.0)
Depreciation	(104.5)	(105.9)	(109.0)
Amortization	(91.3)	(90.9)	(102.9)
Operating income	238.8	201.2	192.4
Other income (expense), net	(1.2)	(1.0)	.8
Income before income taxes and equity in earnings of investee companies	237.6	200.2	193.2
Provision for income taxes	(96.6)	(89.0)	(87.8)
Equity in earnings of investee companies, net of tax	2.5	2.2	1.7
Net income	$143.5	$113.4	$107.1

Year Ended December 31,	2013	2012	2011
Operating income (loss):
United States	$267.1	$216.4	$192.2
International	(.1)	(2.0)	12.8
Corporate	(28.2)	(13.2)	(12.6)
Total operating income	$238.8	$201.2	$192.4

Year Ended December 31,	2013	2012	2011
Depreciation and amortization:
United States	$166.8	$165.6	$168.2
International	29.0	31.2	43.7
Total depreciation and amortization	$195.8	$196.8	$211.9

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Year Ended December 31,	2013	2012	2011
Capital expenditures:
United States	$49.4	$47.5	$38.8
International	8.8	6.1	6.8
Total capital expenditures	$58.2	$53.6	$45.6

At December 31,	2013	2012
Assets:
United States	$3,027.6	$3,114.4
International	327.9	350.5
Total assets	$3,355.5	$3,464.9

Year Ended December 31,	2013	2012	2011
Revenues: (a)
United States	$1,130.1	$1,098.6	$1,051.5
Canada	84.7	99.2	138.1
Latin America	79.2	86.8	87.5
Total revenues	$1,294.0	$1,284.6	$1,277.1

(a)	Revenues classifications are based on customers’ locations.

At December 31,	2013	2012
Long-lived assets: (a)
United States	$2,768.5	$2,782.7
Canada	138.1	193.7
Latin America	107.6	159.3
Total long-lived assets	$3,014.2	$3,135.7

(a)	Reflects total assets less current assets, investments and noncurrent deferred tax assets.

14) SUBSEQUENT EVENTS

On January 31, 2014, the Company incurred long-term debt of $1.6 billion as follows:

At January 31, 2014
Term Loan, due 2021, net of discount	$798.0
5.250% Senior Notes due 2022	400.0
5.625% Senior Notes due 2024	400.0
Total long-term debt	$1,598.0

On January 31, 2014, CBS Outdoor Americas Capital LLC (“Capital LLC”) and CBS Outdoor Americas Capital Corporation (“Finance Corp.”), wholly owned subsidiaries of the Company (collectively, the “Borrowers”), entered into an $800 million Term Loan due 2021 and a $425 million Revolving Credit Facility, which matures in 2019 (the “Senior Credit Facilities”). The Senior Credit Facilities are governed by a credit agreement, dated as of January 31, 2014 (the “Credit Agreement”), among the Borrowers, the Company and the other guarantors from time to time party thereto, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto. On January 31, 2014, the Borrowers borrowed the full amount of the Term Loan and there were no outstanding borrowings under the Revolving Credit Facility at February 18, 2014.

All obligations under the Senior Credit Facilities are unconditionally guaranteed by the Company and its material existing and future direct and indirect wholly owned domestic subsidiaries (except the Borrowers), subject to certain

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

exceptions. All obligations under the Senior Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of the Borrowers and the guarantors under the Senior Credit Facilities.

The Term Loan bears interest at a per annum rate equal to 2.25% plus the greater of the London Interbank Offered Rate (“LIBOR”) or 0.75%. The interest rate on the Term Loan was 3.00% per annum at January 31, 2014. Borrowing rates under the Revolving Credit Facility are based on LIBOR plus a margin based on the Company’s consolidated net secured leverage ratio, which is the ratio of (i) the Company’s consolidated secured debt (less up to $150 million of unrestricted cash and cash equivalents) to (ii) the Company’s consolidated EBITDA (as defined in the Credit Agreement). Interest on the Term Loan and Revolving Credit Facility is payable at the end of each LIBOR period, but in no event less frequently than quarterly. The Borrowers pay a commitment fee based on the amount of unused commitments under the Revolving Credit Facility.

The Credit Agreement contains certain customary affirmative and negative covenants, representations and warranties and events of default. The occurrence of an event of default under the Credit Agreement could result in the termination of the commitments under the Revolving Credit Facility and the acceleration of all outstanding borrowings under the Senior Credit Facilities and could cause a cross-default that could result in the acceleration of other indebtedness, including the full principal amount of the Senior Notes. The terms of the Revolving Credit Facility require the Company to maintain a maximum consolidated net secured leverage ratio of 3.50 to 1.00, which will be increased to 4.00 to 1.00 if the Company elects to be taxed as a REIT.

The Borrowers are permitted to prepay amounts outstanding under the Senior Credit Facilities at any time. If a prepayment of the Term Loan is made on or prior to July 31, 2014 as a result of certain refinancing or repricing transactions, the Borrowers will be required to pay a fee equal to 1.00% of the principal amount of the obligations so refinanced or repriced. Subject to certain exceptions (including in certain cases, reinvestment rights), the Term Loan requires the Borrowers to prepay certain amounts outstanding thereunder with the net cash proceeds of certain asset sales, certain casualty events and certain issuances of debt.

Also on January 31, 2014, the Borrowers issued $400 million aggregate principal amount of 5.250% senior notes due 2022 and $400 million aggregate principal amount of 5.625% senior notes due 2024. The Senior Notes were issued pursuant to an indenture dated as of January 31, 2014 among Capital LLC, Finance Corp., the Company and the other guarantors party thereto from time to time and Deutsche Bank Trust Company Americas, as trustee. The indenture governing the Senior Notes contains certain customary affirmative and negative covenants and events of default. The occurrence of an event of default under the indenture governing the Senior Notes could cause a cross-default that could result in the acceleration of other indebtedness, including all outstanding borrowings under the Senior Credit Facilities. The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of its direct and indirect subsidiaries that guarantees the Senior Credit Facilities. Interest on the Senior Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2014.

The Borrowers may redeem some or all of the 5.250% senior notes due 2022 and 5.625% senior notes due 2024 at any time, or from time to time, on or after February 15, 2017 and February 15, 2019, respectively, at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to such dates the Borrowers may redeem some or all of such notes subject to payment of a customary make-whole premium. In addition, prior to February 15, 2017, the Borrowers may redeem up to 35% of the aggregate principal amount of each series of Senior Notes with the proceeds of certain equity offerings. In connection with the issuance of the Senior Notes, the Borrowers, the Company and the other guarantors of the Senior Notes entered into a registration rights agreement dated as of January 31, 2014 with the initial purchasers of the Senior Notes (the “Notes Registration Rights Agreement”). Pursuant to the Notes Registration Rights Agreement, the Company and the Borrowers have agreed to use their commercially reasonable best efforts to cause a registration statement to become effective with the SEC relating to an offer to exchange the Senior Notes for registered Senior Notes having substantially identical terms, or in certain cases, to register the Senior Notes for resale. If the Company and the Borrowers are not in timely compliance with their

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

obligations to register or exchange the Senior Notes pursuant to the terms of the Notes Registration Rights Agreement, the Borrowers will be required to pay additional interest to the holders of the Senior Notes under certain circumstances.

As a result of the transactions described above, on January 31, 2014, the Company incurred indebtedness of $1.6 billion, from which the Company received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, the Company transferred approximately $1.52 billion of the proceeds to a wholly owned subsidiary of CBS, which is an amount equal to the net proceeds of this indebtedness less $50 million, which remained with the Company to use for corporate purposes and ongoing cash needs.

On January 31, 2014, the Borrowers also entered into a Letter of Credit Facility, pursuant to which the Company may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80 million. After the first year, the Letter of Credit Facility will automatically extend for successive one-year periods unless either the Borrowers or the issuing bank under it elect not to extend it. The same subsidiaries that guarantee the Senior Credit Facilities guarantee the Letter of Credit Facility, and the Letter of Credit Facility is secured on an equal and ratable basis by liens in the same collateral that secures the Senior Credit Facilities.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet and unaudited pro forma net income per share have been presented in accordance with SEC Staff Accounting Bulletin Topic l.B.3. The unaudited pro forma balance sheet gives effect to approximately $1.52 billion of debt proceeds transferred to a wholly owned subsidiary of CBS and the estimated $434.8 million of proceeds from the Offering which will be transferred to a wholly owned subsidiary of CBS. The unaudited pro forma balance sheet does not reflect the $50.0 million of debt proceeds retained by the Company or proceeds from the Offering.

The computation of pro forma earnings per share assumes that the full 23.0 million of incremental shares to be issued in connection with the Offering were outstanding from the beginning of the period.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

15) QUARTERLY FINANCIAL DATA (unaudited):

The Company’s revenues and profits experience seasonality due to seasonal advertising patterns and influences on advertising markets. Typically, the Company’s revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season.

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$245.2	$285.9	$296.5	$302.5	$1,130.1
International	34.0	46.8	41.7	41.4	163.9
Total revenues	$279.2	$332.7	$338.2	$343.9	$1,294.0
Adjusted OIBDA:
United States	$80.1	$106.4	$113.7	$106.2	$406.4
International	.6	11.6	7.8	9.1	29.1
Corporate	(6.9)	(6.5)	(8.0)	(6.8)	(28.2)
Total Adjusted OIBDA	73.8	111.5	113.5	108.5	407.3
Net gain (loss) on dispositions	9.8 (a)	(.1)	.1	17.5 (b)	27.3
Depreciation	(26.0)	(25.9)	(26.4)	(26.2)	(104.5)
Amortization	(22.9)	(22.7)	(22.6)	(23.1)	(91.3)
Total operating income	$34.7	$62.8	$64.6	$76.7	$238.8
Operating income (loss):
United States	$48.2	$65.2	$72.0	$81.7	$267.1
International	(6.6)	4.1	.6	1.8	(.1)
Corporate	(6.9)	(6.5)	(8.0)	(6.8)	(28.2)
Total operating income	$34.7	$62.8	$64.6	$76.7	$238.8

Net income	$19.9	$36.4	$37.2	$50.0	$143.5

(a)	During the first quarter of 2013, the Company exchanged most of its billboards in Salt Lake City for billboards in New Jersey resulting in a gain of $9.8 million.

(b)	During the fourth quarter of 2013, the Company sold 50% of its transit shelter operations in Los Angeles, and the Company and the buyer each subsequently contributed their respective 50% interests in these operations to a 50/50 joint venture they own together. This transaction resulted in a gain of $17.5 million.

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$244.6	$281.7	$284.9	$287.4	$1,098.6
International	41.3	49.7	46.6	48.4	186.0
Total revenues	$285.9	$331.4	$331.5	$335.8	$1,284.6
Adjusted OIBDA:
United States	$76.7	$101.9	$108.1	$98.7	$385.4
International	5.9	13.3	11.0	.3	30.5
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)
Total Adjusted OIBDA	79.6	112.1	115.6	95.4	402.7
Restructuring charges	—	(.5)	(1.9)	(.1)	(2.5)
Net loss on dispositions	(.8)	(.7)	(.3)	(.4)	(2.2)
Depreciation	(26.5)	(26.8)	(26.7)	(25.9)	(105.9)
Amortization	(22.1)	(22.8)	(23.0)	(23.0)	(90.9)
Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2
Operating income (loss):
United States	$35.1	$59.3	$64.5	$57.5	$216.4
International	(1.9)	5.1	2.7	(7.9)	(2.0)
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)
Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2

Net income	$18.7	$37.2	$38.7	$18.8	$113.4

CBS OUTDOOR AMERICAS

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(In millions)

Col. A	Col. B	Col. C			Col. D	Col. E
Description	Balance at Beginning of Period	Balance Acquired through Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts(a)	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2013	$19.3	$—	$.4	$—	$4.0	$15.7
Year ended December 31, 2012	$22.4	$—	$3.1	$.2	$6.4	$19.3
Year ended December 31, 2011	$29.6	$—	$3.0	$—	$10.2	$22.4

Valuation allowance on deferred tax assets:
Year ended December 31, 2013	$8.0	$—	$3.0	$—	$.9	$10.1
Year ended December 31, 2012	$7.5	$—	$.7	$—	$.2	$8.0
Year ended December 31, 2011	$6.3	$—	$1.3	$—	$.1	$7.5

(a)	Reflects increase in allowance related to foreign currency translation adjustments.

CBS OUTDOOR AMERICAS

SCHEDULE III – SCHEDULE OF REAL ESTATE AND

ACCUMULATED DEPRECIATION

AT DECEMBER 31, 2013

(Dollars in millions)

Description (1)	Encumbrances	Initial Cost	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2013 (3)	Accumulated Depreciation	Construction Date	Acquisition Date	Useful Lives
United States - 45,094 displays	-	(2)	(2)	$1,266.6	$(768.0)	Various	Various	5 to 20 years
Canada - 6,054 displays	-	(2)	(2)	348.7	(258.3)	Various	Various	5 to 20 years
Mexico - 4,657 displays	-	(2)	(2)	33.1	(20.5)	Various	Various	5 to 20 years
Argentina - 585 displays	-	(2)	(2)	1.9	(.6)	Various	Various	5 to 20 years
Brazil - 771 displays	-	(2)	(2)	5.7	(.9)	Various	Various	5 to 20 years
Uruguay - 156 displays	-	(2)	(2)	2.0	(1.1)	Various	Various	5 to 20 years
Chile - 890 displays	-	(2)	(2)	4.3	(3.3)	Various	Various	5 to 20 years

				$1,662.3	$(1,052.7)

(1)	No single asset exceeded 5% of the total gross carrying amount at December 31, 2013.
(2)	This information is omitted as it would be impracticable to compile on a site-by-site basis.
(3)	Includes sites under construction.

The following table summarizes the activity for the Company’s real estate assets, which consist of advertising displays, and the related accumulated depreciation.

	2013	2012	2011
Gross real estate assets:
Balance at the beginning of the year	$1,655.9	$1,627.1	$1,607.3
Additions for construction of / improvements to structures	50.6	47.0	43.9
Assets sold or written-off	(14.9)	(32.3)	(8.9)
Foreign exchange	(29.3)	14.1	(15.2)

Balance at the end of the year	$1,662.3	$1,655.9	$1,627.1

Accumulated depreciation:
Balance at the beginning of the year	$990.0	$911.0	$827.1
Depreciation	97.5	98.8	101.3
Foreign exchange	(21.1)	9.9	(10.2)
Assets sold or written-off	(13.7)	(29.7)	(7.2)

Balance at the end of the year	$1,052.7	$990.0	$911.0

20,000,000 Shares

CBS Outdoor Americas Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.	BofA Merrill Lynch	J.P. Morgan	Morgan Stanley

Citigroup	Deutsche Bank Securities	Wells Fargo Securities

BNP PARIBAS	Credit Suisse	Mizuho Securities	RBS	SMBC Nikko	UBS Investment Bank

BNY Mellon Capital Markets, LLC	TD Securities

Barrington Research	Evercore	Guggenheim Securities	Nomura	RBC Capital Markets

Drexel Hamilton	Lebenthal & Co., LLC	Loop Capital Markets	Ramirez & Co., Inc.	The Williams Capital Group, L.P.

Until April 21, 2014 (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.